As filed with the Securities and Exchange Commission on December 2, 2024

Registration Nos. 333-282250 and 333-282250-01

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4

to

FORM SF-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SOUTHWESTERN ELECTRIC POWER COMPANY	SWEPCO STORM RECOVERY FUNDING LLC
(Exact name of registrant, sponsor and depositor as specified in its charter)	(Exact name of registrant and issuing entity as specified in its charter)

Delaware	Louisiana
(State or other jurisdiction of incorporation or organization)	(State or other jurisdiction of incorporation or organization)

1-3146
(Commission File Number)	(Commission File Number)

0000092487	0002036521
(Central Index Key Number)	(Central Index Key Number)

72-0323455	99-4619989
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)

1 Riverside Plaza Columbus, OH 43215-2373 (614) 716-1000	428 Travis Street Shreveport, Louisiana 71101 (318) 673-3075
(Address, including zip code, and telephone number, including area code, of depositor’s principal executive offices)	(Address, including zip code, and telephone number, including area code, of issuing entity’s principal executive offices)

David C. House, Associate General Counsel

American Electric Power Service Corporation

1 Riverside Plaza

Columbus, Ohio 43215-2373

(614) 716-1630

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Robert G. Stephens George J. Vlahakos Sidley Austin LLP 1000 Louisiana Street, Suite 5900 Houston, Texas 77002 (713) 495-4500	Michael F. Fitzpatrick, Jr. Adam R. O’Brian Hunton Andrews Kurth LLP 200 Park Avenue New York, New York 10166 (212) 309-1000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated December 2, 2024

PRELIMINARY PROSPECTUS

$336,700,000 Series 2024-A Senior Secured Storm Recovery Bonds

Southwestern Electric Power Company

Sponsor, Depositor and Initial Servicer

Central Index Key Number: 0000092487

SWEPCO Storm Recovery Funding LLC

Issuing Entity

Central Index Key Number: 0002036521

Tranche	Expected Weighted Average Life (Years)	Principal Amount Offered(1)	Scheduled Final Payment Date	Final Maturity Date	Interest Rate(2)	Initial Price to Public	Underwriting Discounts and Commissions	Proceeds to issuing entity (Before Expenses)	CUSIP	ISIN
A		$336,700,000			%			$

(1)	Principal amount is approximate and subject to change.
(2)	Interest of the Storm Recovery Bonds will accrue from , 2024. If the Storm Recovery Bonds are delivered after that date, the purchaser will pay accrued interest.

The total initial price to the public is $    . The total amount of the underwriting discounts and commissions is $    . The total amount of proceeds to the issuing entity before deduction of expenses (estimated to be $    ) is $    . The distribution frequency is semi-annually. The first expected payment date is    , 2025.

Investing in the Series 2024-A Senior Secured Storm Recovery Bonds involves risks. Please read “Risk Factors” beginning on page 22 to read about factors you should consider before buying the storm recovery bonds.

Southwestern Electric Power Company, as “depositor”, is offering up to $336,700,000 aggregate principal amount of Series 2024-A storm recovery bonds (referred to herein as the “storm recovery bonds”) in one tranche to be issued by SWEPCO Storm Recovery Funding LLC, a Louisiana limited liability company (the “issuing entity”) and wholly owned subsidiary of Southwestern Electric Power Company. Southwestern Electric Power Company is the “seller,” the “initial servicer” and the “sponsor” with regard to the storm recovery bonds. The storm recovery bonds are senior secured obligations of the issuing entity and will be secured by the storm recovery property, which includes the right to a special, irrevocable nonbypassable charge, known as the “storm recovery charge,” paid by all existing and future Louisiana Public Service Commission-jurisdictional area customers of Southwestern Electric Power Company as discussed herein. “Louisiana Commission-jurisdictional area” refers to SWEPCO’s customer base in Louisiana that will be subject to the storm recovery charges. Storm recovery charges are required to be adjusted at least semi-annually, and more frequently as necessary, to ensure the projected recovery of amounts sufficient to provide timely payment of the scheduled principal, interest and other required amounts in connection with the storm recovery bonds during each of the next two succeeding bond payment dates. Credit enhancement for the storm recovery bonds will be provided by such statutory true-up mechanism, as well as by general, excess funds and capital subaccounts held under the indenture governing the storm recovery bonds.

Each storm recovery bond will be entitled to interest on    and    of each year, beginning on    , 2025. The first scheduled payment date is    , 2025. Interest will accrue from the date of issuance and must be paid by the purchaser of the storm recovery bonds if the storm recovery bonds are delivered after that date. On each payment date, scheduled principal payments shall be paid sequentially in accordance with the expected sinking fund schedule in this prospectus, but only to the extent funds are available in the collection account after payment of certain fees and expenses and after payment of interest.

The storm recovery bonds represent obligations only of the issuing entity, SWEPCO Storm Recovery Funding LLC, and are secured only by the assets of the issuing entity, consisting principally of the storm recovery property and related assets to support its obligations under the storm recovery bonds. Please read “Description of the Storm Recovery Bonds—Security for the Storm Recovery Bonds,” and “Description of the Storm Recovery Property” in this prospectus. The storm recovery property includes the right to impose, bill, charge, collect and receive storm recovery charges from Southwestern Electric Power Company’s Louisiana Public Service Commission-jurisdictional area customers in amounts sufficient to make payments on the storm recovery bonds, as described further in this prospectus. Southwestern Electric Power Company and its affiliates, other than the issuing entity, are not liable for any payments on the storm recovery bonds. The storm recovery bonds are not a debt or a general obligation of the State of Louisiana or any of its political subdivisions, agencies, or instrumentalities and are not a charge on the full faith and credit or the taxing power of the State of Louisiana or any of its political subdivisions, agencies or instrumentalities.

All matters relating to the structuring and pricing of the storm recovery bonds have been considered by Southwestern Electric Power Company and the Louisiana Public Service Commission, acting through its financial advisor.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the storm recovery bonds through the book-entry facilities of The Depository Trust Company for the accounts of its participants including Clearstream Banking, S.A. and Euroclear Bank SA/NV, as operator of the Euroclear System against payment on or about  , 2024. There currently is no secondary market for the storm recovery bonds, and we cannot assure you that one will develop.

The Louisiana Public Service Commission has pledged that it will act under its irrevocable financing order as expressly authorized by the securitization provisions of the Securitization Act to ensure that expected storm recovery charge revenues are sufficient to pay on a timely basis scheduled principal and interest on the storm recovery bonds. The Louisiana Public Service Commission’s obligations relating to the storm recovery bonds, including the true-up adjustment mechanism, are direct, explicit, irrevocable and unconditional upon issuance of the storm recovery bonds, and are legally enforceable against the Louisiana Public Service Commission, which is a United States public sector entity, in accordance with Louisiana law.

Joint Book-Running Managers

Citigroup	RBC Capital Markets

Co-Managers

Raymond James	Academy Securities

The date of this prospectus is     , 2024.

i

ii

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement filed with the Securities and Exchange Commission or the “SEC”. This prospectus provides information about us, the storm recovery bonds and Southwestern Electric Power Company, as depositor, sponsor and initial servicer. This prospectus describes the terms of the storm recovery bonds offered hereby. You should carefully review this prospectus, any free writing prospectus the issuing entity files with the SEC, and the information, if any, contained in the documents referenced in this prospectus under the heading “Where You Can Find More Information.”

References in this prospectus to the terms “we,” “us,” “our” or “the issuing entity” mean SWEPCO Storm Recovery Funding LLC. References to “SWEPCO,” “the sponsor,” “the initial servicer,” “the depositor” or “the seller” mean Southwestern Electric Power Company. References to “the servicer” refer to SWEPCO and any successor servicer under the servicing agreement referred to in this prospectus. References to the “Securitization Act” mean the Louisiana Electric Utility Storm Recovery Securitization Act, established by the Louisiana Legislature, providing for a financing mechanism through which electric utilities can use securitization financing for storm recovery costs, including the financing of storm recovery reserves, by issuing “storm recovery bonds.” The Securitization Act is codified at La. R.S. 45:1226-1240. Unless the context otherwise requires, the term “customer” means any existing or future Louisiana Commission-jurisdictional area customer who remains attached to SWEPCO’s (or its successor’s or assignee’s) electric transmission or distribution lines, and who, via such lines, receives any type of service from SWEPCO (or its successor or assignee) under rate schedules or special contracts approved by the Louisiana Public Service Commission, even if a customer has chosen to switch to self-generation or co-generation. We also refer to the Louisiana Public Service Commission as “the Louisiana Commission.” You can find a glossary of some of the other defined terms we use in this prospectus on page 134 of this prospectus.

We have included cross-references to sections in this prospectus where you can find further related discussions. You can also find references to key topics in the table of contents.

You should rely only on the information contained in this prospectus. Neither we nor any underwriter, agent, dealer, salesperson, the Louisiana Commission or SWEPCO has authorized anyone else to provide you with any different information. Neither we nor any underwriter, agent, dealer, salesperson, the Louisiana Commission or SWEPCO take any responsibility for, and can provide any assurance as to the reliability of, any different information that others may give you. We are not offering to sell the storm recovery bonds in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current only as of the date of this prospectus.

We expect to deliver the storm recovery bonds against payment for the storm recovery bonds on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the fifth business day following the date of pricing of the storm recovery bonds. Since trades in the secondary market generally settle in one business day, purchasers who wish to trade storm recovery bonds on the date prior to the first business day before the settlement date will be required, by virtue of the fact that the storm recovery bonds initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements included in this prospectus may be “forward-looking statements” within the meaning of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Words such as “may,” “should,” “expects,” “intends,” “projects,” “plans,” “believes,” “estimates,” “targets,” “anticipates” and similar expressions are used to identify these forward-looking statements. Forward-looking statements are based upon assumptions about future events that may not be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we and SWEPCO undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Specific factors that could cause actual results to differ materially from forward-looking statements include, but are not limited to, those set forth below:

•

state and federal legislative, judicial and regulatory actions or developments, including deregulation, re-regulation, restructuring of the electric utility industry and changes in, or changes in application of, laws or regulations applicable to various aspects of SWEPCO’s business,

•	the accuracy of the servicer’s estimates of market demand and prices for energy,

•	the accuracy of the servicer’s estimates of industrial, commercial and residential growth in SWEPCO’s customer base,

•	the accuracy of the servicer’s forecast of base rate revenues or the associated electrical consumption or the payment of storm recovery charges,

•	economic, regulatory, or workforce impacts related to pandemics,

•	changes in climate and weather conditions, including natural disasters such as wind and ice storms, hurricanes, floods, wildfires and droughts,

•	the ability of SWEPCO’s customers to continue paying their utility bills,

•	economic conditions in SWEPCO’s service territories, including the economy’s effects on customer demand for utility services,

•	mechanical breakdowns or other incidents that could impair assets and disrupt operations of any of SWEPCO’s generation facilities, transmission and distribution systems, or other operations,

•

wholesale and retail competition, including alternative energy sources, growth in customer-owned power resource technologies that displace utility-supplied energy or that may be sold back to the utility, and alternative energy suppliers and delivery arrangements,

•	blackouts or disruptions of interconnected transmission systems (the regional power grid),

•	terrorist attacks, cyberattacks, or other malicious acts that may damage or disrupt operating or information technology systems,

•	the impact of changes in interest rates and global market conditions on financing,

•	declining energy demand related to customer energy efficiency, conservation measures, technological advancements, or increased distributed generation,

•	the unpredictability of civil unrest and its direct and indirect impact on SWEPCO, and

•	other factors we discuss in this prospectus.

You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this prospectus, and, except as required by law, we undertake no obligation to update or revise any forward-looking statement, including unanticipated events, after the date of this prospectus. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

All subsequent written and oral forward-looking statements attributable to us and SWEPCO or to persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. The forward-looking statements included in this prospectus are made only as of their respective dates, and we undertake no obligation to update these statements to reflect subsequent events or circumstances, except as required by law.

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PROSPECTUS SUMMARY OF TERMS

The following section is only a summary of selected information and does not provide you with all the information you will need to make your investment decision. There is more detailed information in this prospectus. To understand all of the terms of the offering of the storm recovery bonds, carefully read this entire prospectus. You should carefully consider the Risk Factors beginning on page 22 of this prospectus before you invest in the storm recovery bonds.

Securities offered:

$336,700,000 Series 2024-A Senior Secured Storm Recovery Bonds, scheduled to pay principal semi-annually and sequentially in accordance with the expected amortization schedule. Only the storm recovery bonds are being offered through this prospectus.

	Tranche	Principal Amount*
	A	$336,700,000
* Principal amount is approximate and subject to change.

Issuing Entity and Capital Structure:

SWEPCO Storm Recovery Funding LLC is a special purpose limited liability company formed under Louisiana law and a direct, wholly owned subsidiary of SWEPCO, a corporation formed under Delaware law. We were formed solely to purchase and own the storm recovery property, to issue the storm recovery bonds and to perform activities incidental thereto. Please read “SWEPCO Storm Recovery Funding LLC, The Issuing Entity” in this prospectus.

In addition to the storm recovery property, our assets will include a capital investment by SWEPCO (and not from the proceeds of the sale of the storm recovery bonds) which will not be less than 0.50% of the original principal amount of the storm recovery bonds (to be held in the capital subaccount). We will also have an excess funds subaccount to retain, until the next payment date, any amounts collected and remaining after all scheduled payments on the storm recovery bonds have been timely made.

Issuing Entity’s address:	428 Travis Street, Shreveport, Louisiana 71101

Issuing Entity’s telephone number:	(318) 673-3075

Depositor, Seller, Initial Servicer and Sponsor:

SWEPCO is a regulated electric utility engaged principally in the generation, transmission, distribution, and sale of electricity in northwestern and central Louisiana, western Arkansas, east Texas and the panhandle area of north Texas. As of December 31, 2023, SWEPCO owned or partially owned 12 generating plants, consisting of 22 generating units for an aggregate net generating capacity of 5,009 MW, and served approximately 234,806 Louisiana Commission-jurisdictional area customers in central and northwestern Louisiana through its retail business. SWEPCO is a Delaware corporation and a wholly owned subsidiary of American Electric Power Company, Inc., referred to as “AEP”, a public utility holding company based in Columbus, Ohio. AEP is focused on building a smarter energy infrastructure and delivering new technologies and custom energy solutions to its customers. AEP’s approximately 15,800 employees operate and maintain the nation’s largest electricity transmission system and nearly 225,000 miles of distribution lines to deliver power to nearly 5.5 million retail customers in 11 states. AEP also is one of the nation’s largest electricity producers with approximately 23,300 megawatts of diverse generating capacity, including more than 3,423 megawatts of renewable energy. The bonds do not constitute a debt, liability or other legal obligation of SWEPCO or AEP.

SWEPCO’s address:	1 Riverside Plaza, Columbus, Ohio 43215-2373

SWEPCO’s phone number:	(614) 716-1000

Our relationship with the Louisiana Commission:

The Louisiana Commission or its designated representatives are consulting with SWEPCO with respect to the structuring and pricing of the storm recovery bonds.

SWEPCO is directed to take all necessary steps to ensure that the Louisiana Commission or its designated representatives are provided sufficient and timely information to allow the Louisiana Commission or its designated representatives to review and give input in the proposed securitization. The servicer will file periodic adjustments to the storm recovery charges with the Louisiana Commission on our behalf.

We have agreed that certain reports concerning storm recovery charge collections will be provided to the Louisiana Commission.

Trustee:	U.S. Bank Trust Company, National Association. Please read “The Trustee” in this prospectus for a description of the trustee’s duties and responsibilities under the indenture.

Purpose of transaction:

This issuance of the storm recovery bonds will enable SWEPCO to recover certain storm recovery costs, including carrying charges, related to Hurricanes Laura and Delta and winter storm Uri, fund a new storm recovery reserve in the amount of $150.0 million, a portion of which (approximately $45.0 million) is to be used to recover the costs of the June 2023 storms. Please read “SWEPCO’s Financing Order” in this prospectus.

Transaction overview:

In 2020, SWEPCO’s service territory was struck by two hurricanes: Laura (August 27, 2020) and Delta (October 9, 2020), causing substantial damage to SWEPCO’s transmission and distribution facilities. In 2021, SWEPCO’s service territories were impacted by winter storm Uri (February 14, 2021), causing power outages due to prolonged freezing temperatures. On June 16, 2023, hurricane-force straight-line winds left nearly a quarter of a million customers without power in SWEPCO’s three retail service territories. SWEPCO has requested that the Louisiana Commission grant authorization for the requested securitization financing to recover its storm recovery costs from the two hurricanes, winter storm Uri and the June 2023 storms, and to fund a storm reserve.

The Securitization Act permits electric utilities to recover certain losses sustained as a result of storms through the issuance of storm recovery bonds pursuant to and supported by an irrevocable financing order issued by the Louisiana Commission. The Securitization Act also permits the Louisiana Commission to impose an irrevocable nonbypassable storm recovery charge on all of an electric utility’s customers that are subject to the Louisiana Commission’s jurisdiction, for payment of the storm recovery charges. The amount and terms for collections of these storm recovery charges are governed by one or more financing orders issued to an electric utility by the Louisiana Commission. The Securitization Act permits an electric utility to transfer its rights and interests under a financing order, including the right to impose, bill, charge, collect and receive storm recovery charges, to a special purpose entity formed by the electric utility to issue debt securities secured by the right to receive revenues arising from the storm recovery charges. Under the Securitization Act, as of the effective date of a financing order, there is created and established for SWEPCO storm recovery property, which is a contract right in favor of SWEPCO, its transferees and other financing parties. Unless the context infers otherwise, references in this prospectus to the “financing order” are to the financing order issued by the Louisiana Commission in SWEPCO’s Docket U-36174 on July 3, 2024, which is further described below.

On July 3, 2024, the Louisiana Commission issued the financing order determining that SWEPCO is entitled, pursuant to the Securitization Act, to cause us to issue storm recovery bonds in the aggregate principal amount of approximately $343 million. The financing order also authorized (1) SWEPCO’s proposed financing structure and the issuance of the storm recovery bonds; (2) creation of the storm recovery property, including the right for the imposition, collection and periodic adjustments of storm recovery charges sufficient to pay principal of and interest on the storm recovery bonds and associated financing costs; (3) the sale of the storm recovery property by SWEPCO to us; and (4) a rate schedule rider to implement the storm recovery charges.

The primary transactions underlying the issuance and sale of the storm recovery bonds are as follows:

•   SWEPCO will transfer and sell the storm recovery property to us in exchange for the net proceeds from the sale of the storm recovery bonds,

•   we will sell the storm recovery bonds, which will be secured primarily by the storm recovery property, to the underwriters named in this prospectus, and

•   SWEPCO will act as the initial servicer of the storm recovery property.

The storm recovery bonds are not obligations of the trustee, our managers, SWEPCO, AEP or of any of their affiliates other than us. The storm recovery bonds are also not debt or obligations of the State of Louisiana, the Louisiana Commission or any other public subdivision, agency or instrumentality of the State of Louisiana.

Parties to Transaction and Responsibilities

The following chart represents a general summary of the parties to the transactions underlying the offering of the storm recovery bonds, their roles and their various relationships to the other parties:

Flow of Funds	The following chart represents a general summary of the flow of funds:

The Security for the Storm Recovery Bonds:

The storm recovery bonds will be secured by the collateral pledged pursuant to the indenture. The principal asset of the trust estate will be the storm recovery property. Under the Securitization Act, as of the effective date of the financing order, there is created and established for SWEPCO storm recovery property, which is a contract right in favor of SWEPCO, its transferees and other financing parties, to impose, bill, charge, collect and receive storm recovery charges from SWEPCO’s customers, as well as to obtain periodic adjustments to such charges as provided in the financing order, except for the Retained Rights (as defined herein) of SWEPCO. In addition, the storm recovery property consists of all revenues, collections, claims, rights to payments, payments, money or proceeds arising from the aforementioned rights and interests.

The indenture’s trust estate will also consist of:

•   our rights under the sale agreement pursuant to which we will acquire the storm recovery property, under an administration agreement, under the intercreditor agreement and joinder and under the bill of sale delivered by SWEPCO pursuant to the sale agreement,

•   our rights under the servicing agreement and any subservicing, agency, intercreditor or collection agreements executed in connection with the servicing agreement,

•   the collection account for the storm recovery bonds and all subaccounts of the collection account,

•   all rights to compel the servicer to file for and obtain periodic adjustments to the storm recovery charges in accordance with the Securitization Act and the financing order,

•   all of our other property related to the storm recovery bonds, other than any cash released to us by the trustee on any payment date to be distributed to SWEPCO as a return of its invested capital in us,

•   all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing,

•   all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters-of-credit rights, money, commercial tort claims and supporting obligations related to the foregoing, and

•   all payments on or under and all proceeds in respect of any or all of the foregoing.

The subaccounts consist of a capital subaccount, which will be funded at closing in the amount of 0.50% of the initial aggregate principal amount of the storm recovery bonds, a general subaccount, into which the servicer will deposit all storm recovery charge collections, and an excess funds subaccount, into which we will transfer any amounts collected and remaining on a payment date after all payments to storm recovery bondholders and other parties have been made. Amounts on deposit in each of these subaccounts will be available to make payments on the storm recovery bonds on each payment date. For a description of the storm recovery property, please read “Description of the Storm Recovery Property” in this prospectus.

For a description of the storm recovery bonds, please read “Description of the Storm Recovery Bonds” in this prospectus.

The Storm Recovery Property:

In general terms, all of the rights and interests of SWEPCO that are transferred to us pursuant to the sale agreement are referred to in this prospectus as the “storm recovery property.” The storm recovery property includes the right to impose, bill, charge, collect and receive storm recovery charges in amounts sufficient to pay principal and interest and ongoing financing costs in connection with the storm recovery bonds, to obtain periodic adjustments to such charges as provided in the financing order and all revenues, collections, claims, rights to payments, payments, money or proceeds arising from the foregoing rights and interests. The storm recovery property does not include the Retained Rights of SWEPCO. Storm recovery charges are payable by SWEPCO’s customers.

The storm recovery property is the principal collateral securing the storm recovery bonds. Storm recovery charges authorized in a financing order are irrevocable and not subject to reduction, impairment, or adjustment by further action of the Louisiana Commission, except for semi-annual (and, beginning 12 months prior to the scheduled final payment date, quarterly) and interim true-up adjustments to correct over-collections or under-collections and to provide for the expected recovery of amounts sufficient to timely provide payments of scheduled debt service and ongoing financing costs in connection with the storm recovery bonds. See “SWEPCO’s Financing Order—True-Ups.” All revenues and collections resulting from storm recovery charges are part of the storm recovery property.

We will purchase the storm recovery property from SWEPCO to support the issuance of the storm recovery bonds. SWEPCO, as the initial servicer, will bill and collect the storm recovery charges from its customers. SWEPCO will include the storm recovery charges in its bills to its customers and is required to show the storm recovery charges as a separate line item or footnote. If such a notification is not already included on prior customer bills during the applicable year, the servicer is also required to send a written notification at least annually to all customers that we are the owner of the rights to the storm recovery property and that the servicer is acting as our collection agent.

State and Louisiana Commission pledges:

The State of Louisiana has pledged in the Securitization Act that it will not alter the provisions of the part of the Securitization Act which authorizes the Louisiana Commission to create a contract right by the issuance of a financing order, to create storm recovery property, and to make the storm recovery charges imposed by a financing order irrevocable, binding and nonbypassable charges, take or permit any action that impairs or would impair the value of the storm recovery property, or, except for true-up adjustments discussed in “SWEPCO’s Financing Order—True-ups” and “The Servicing Agreement—Storm Recovery Charge Adjustment Process” in this prospectus, reduce, alter or impair the storm recovery charges to be imposed, collected and remitted for the benefit of the storm recovery bondholders until the principal, interest and premium, if any, and any other charges incurred and contracts to be performed in connection with the storm recovery bonds have been paid and performed in full. However, nothing will preclude limitation or alteration if and when full compensation is made by law for the full protection of the storm recovery charges collected pursuant to the financing order and the full protection of the storm recovery bondholders and any assignee or financing party. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions” and “The Securitization Act—SWEPCO and Other Utilities May Securitize Storm Recovery Costs and Related Financing and Ongoing Costs” in this prospectus.

The Louisiana Commission has jurisdiction over SWEPCO pursuant to Article 4, Section 21, of the Louisiana Constitution. The Louisiana Commission has pledged in the financing order that (i) the financing order is irrevocable until the indefeasible (i.e., not voidable) payment in full of the storm recovery bonds and (ii) except in connection with a refinancing or refunding, it may not amend, modify or terminate the financing order by any subsequent action or reduce, impair, postpone, terminate, or otherwise adjust storm recovery charges approved in the financing order, provided that nothing in clause (ii) shall preclude limitation or alteration if and when full compensation is made by law for the full protection of the storm recovery charges collected pursuant to the financing order and the full protection of the storm recovery bondholders and any assignee or financing party. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions” and “SWEPCO’s Financing Order—Louisiana Commission Pledge” in the prospectus.

True-up mechanism for payment of scheduled principal and interest:

Storm recovery charges are required to be adjusted semi-annually (and, beginning 12 months prior to the scheduled final payment date, quarterly) to:

•   correct, over a period covering the next two succeeding payment dates, any under-collections or over-collections, for any reason, during the prior payment period, and

•   ensure the projected recovery of amounts sufficient to provide timely payment of the scheduled principal, interest and other required amounts in connection with the storm recovery bonds for each of the next two (2) succeeding bond payment dates (or, in the case of certain quarterly true-up adjustments, the period ending on the next bond payment date).

The servicer may also make interim true-up adjustments more frequently if the servicer forecasts that storm recovery charge collections will be insufficient to make, on a timely basis, all scheduled payments of interest and other financing costs in respect of the storm recovery bonds during the current or next succeeding payment period or bring all principal payments on schedule for each of the next two succeeding payment dates and/or to replenish any draws on the capital subaccount.

Any delinquencies or under-collections in one customer class as applied generally across both the transmission and distribution functions, will be taken into account in the true-up mechanism to adjust the storm recovery charge for all customers, not just the class of customers from which the delinquency or under-collection arose.

The financing order provides that the true-up mechanism and all other obligations of the State of Louisiana and the Louisiana Commission set forth in the financing order are direct, explicit, irrevocable and unconditional upon issuance of the storm recovery bonds, and are legally enforceable against the State of Louisiana and the Louisiana Commission. Please read “The Storm Recovery Charges,” “SWEPCO’s Financing Order” and “The Servicing Agreement —Storm Recovery Charge Adjustment Process” in this prospectus.

Nonbypassable storm recovery charges:

The nonbypassable storm recovery charges are applied to all existing and future Louisiana Commission-jurisdictional area customers who remain attached to SWEPCO’s (or its successor’s or assignee’s) electric transmission or distribution lines, and who, via such lines, receive any type of service from SWEPCO (or its successor or assignee) under rate schedules or special contracts approved by the Louisiana Commission, even if the customer elects to purchase electricity from alternative electricity suppliers due to a fundamental change in the regulation of public utilities in Louisiana or due to any other reason. Any customer who self-generates or co-generates electricity will be assessed storm recovery charges based upon the total firm and standby load served by SWEPCO. Customers utilizing standby service will continue to pay a proportional share of the storm recovery charges, so that even accounts which require no energy usage on a monthly basis will contribute to the collection of storm recovery charges. Any customer who completely severs interconnection with SWEPCO may become exempt from continued payment of the storm recovery charges. In the financing order, the Louisiana Commission committed to ensure that such obligations are undertaken and performed by SWEPCO or any other entity providing electric transmission and distribution services, or in the event that transmission and distribution services are not provided by a single entity, by an entity providing transmission or distribution services to SWEPCO’s Louisiana Commission-jurisdictional area customers designated by the Louisiana Commission in connection with an order relating to such split. Please read “The Storm Recovery Charges,” “SWEPCO’s Financing Order” and “The Servicing Agreement —Storm Recovery Charge Adjustment Process” in this prospectus.

SWEPCO’s prior experience with securitizations:

The storm recovery bonds are the first issuance of bonds SWEPCO has sponsored that are secured by storm recovery property created under the Securitization Act. However, AEP through its other subsidiaries has prior experience as servicer in the issuance of bonds similar to the storm recovery bonds, including servicing experience by AEP’s subsidiaries Public Service Company of Oklahoma, AEP Texas, Inc., Appalachian Power Company and Ohio Power Company. Please Read “Servicing Experience” in this prospectus for additional information about AEP’s experience as servicer.

Initial storm recovery charge as a percentage of customer’s total electricity bill:	The initial storm recovery charge would represent approximately % of the total bill for a typical 1,000 kWh/month Louisiana Commission-jurisdictional area residential customer as of , 2024.

Payment Dates:	Interest on the storm recovery bonds is payable semi-annually on and . Interest will be calculated on a 30/360 basis. The first scheduled interest and principal payment date is , 2025.

Interest Payments:	Interest is due on each payment date. Interest will accrue with respect to storm recovery bonds from the date we issue the storm recovery bonds at the interest rate specified in the table below.

	Tranche	Interest Rate
	A	%

If any payment date is not a business day, payments scheduled to be made on such date may be made on the next succeeding business day and no interest shall accrue upon such payment during the intervening period.

On each payment date, we will pay interest on the storm recovery bonds equal to the following amounts:

•   if there has been a payment default, any interest payable but unpaid on any prior payment dates, together with interest on such unpaid interest, if any, and

•   accrued interest on the principal balance of the storm recovery bonds from the close of business on the preceding payment date, or the date of the original issuance of the storm recovery bonds, as applicable, after giving effect to all payments of principal made on the preceding payment date, if any.

We will pay interest on the storm recovery bonds before we pay the principal of the storm recovery bonds. Please read “Description of the Storm Recovery Bonds—Payments of Interest and Principal on the Storm Recovery Bonds” in this prospectus. We will calculate interest on the basis of a 360-day year of twelve 30-day months.

Principal Payments and Record Dates and Payment Sources:

On each payment date for the storm recovery bonds, referred to in this prospectus as a “payment date,” we will pay amounts of principal and interest then due or scheduled to be paid on the storm recovery bonds from amounts available in the collection account and the related subaccounts held by the trustee. We will make these payments to the holders of record of the storm recovery bonds on each record date, referred to in this prospectus as a “record date.” These available amounts, which will include the applicable storm recovery charges collected by the servicer and remitted to us since the last payment date, are described in greater detail under “Description of the Storm Recovery Bonds—The Collection Account for the Storm Recovery Bonds.” The trustee will pay the principal of the storm recovery bonds in the amounts and on the payment dates specified in the expected amortization schedule described in this prospectus, but only to the extent storm recovery charge collections received from the servicer and amounts available from trust accounts held by the trustee are sufficient to make principal payments after payment of amounts having a higher priority of payment. Please read “Description of the Storm Recovery Bonds—How Funds in the Collection Account Will Be Allocated.”

Failure to pay a scheduled principal payment on any payment date or the entire outstanding amount of the storm recovery bonds by the scheduled final payment date will not result in a default. The failure to pay the entire outstanding principal balance of the storm recovery bonds will result in a default only if such payment has not been made by the final maturity date.

If there is a shortfall in the amounts available to make principal payments on the storm recovery bonds that are due and payable, on or the final maturity date or upon an acceleration following an event of default, the trustee will distribute principal from the collection account based on the principal amount then due and payable on the payment date; and if there is a shortfall in the remaining amounts available to make principal payments on the storm recovery bonds that are scheduled to be paid the trustee will distribute principal from the collection account based on the principal amount then scheduled to be paid on the payment date.

Weighted Average Life:
	Tranche		Expected Weighted Average Life (years)
	A		%

Scheduled Final Payment Date and Final Maturity Date:	The scheduled final payment date and the final maturity date of the storm recovery bonds are as set forth in the table below.

	Tranche	Scheduled Final Payment Date	Final Maturity Date
A

Optional Redemption:	None. Non-call for the life of the storm recovery bonds.

Mandatory Redemption:	None. We are not required to redeem the storm recovery bonds at any time prior to maturity.

Priority of Payments:	On each payment date for the storm recovery bonds, the trustee will allocate or pay all amounts on deposit in the general subaccount of the collection account in the following order of priority:

1.  payment of the trustee’s fees, plus expenses and any outstanding indemnity amounts not to exceed $200,000 in any 12-month period, provided, however, that such cap shall be disregarded and inapplicable upon the acceleration of the storm recovery bonds following the occurrence of an event of default,

2.  payment of the servicing fee relating to the storm recovery bonds with respect to such payment date, plus any unpaid servicing fees relating to the storm recovery bonds from prior payment dates,

3.  payment of the due and unpaid administration fee, which will be a fixed amount specified in the administration agreement between us and SWEPCO, and the due and unpaid fees of our independent manager, which will be in an amount specified in an agreement between us and our independent manager,

4.  payment of all of our other ordinary and periodic operating expenses relating to the storm recovery bonds for such payment date, such as accounting and audit fees, rating agency fees, legal fees and certain reimbursable costs of the servicer under the servicing agreement,

5.  payment of the interest then due on the storm recovery bonds, including any past-due interest,

6.  payment of the principal due to be paid on the storm recovery bonds at final maturity or acceleration upon an event of default,

7.  payment of the principal then scheduled to be paid on the storm recovery bonds, including any previously unpaid scheduled principal,

8.  payment of any of our remaining unpaid operating expenses and any remaining expenses and indemnity amounts owed pursuant to the basic documents, including all remaining expenses and indemnity amounts owed to the trustee, shall be paid to the parties, pro rata, to which such remaining unpaid operating expenses and remaining expenses and indemnity amounts are owed,

9.  replenishment of the amount, if any, by which the initial balance of the capital subaccount exceeds the amount in the capital subaccount as of such payment date,

10.  the return on invested capital then due and payable, which shall be the sum of the rate of return payable to SWEPCO on its capital contribution which has been deposited into the capital subaccount equal to the rate of interest payable on the storm recovery bonds calculated on the basis of a 360-day year of twelve 30-day months plus any return on invested capital not paid on any prior payment date, shall be paid to SWEPCO,

11.  allocation of the remainder, if any, to the excess funds subaccount for distribution on subsequent payment dates, and

12.  after the storm recovery bonds have been paid in full and discharged, and all of the other foregoing amounts have been paid in full, the balance, together with all amounts in the capital subaccount and the excess funds subaccount, released to us free and clear of the lien of the indenture and series supplement, which funds, less an amount equal to the initial deposit into the capital subaccount plus any unpaid return on invested capital, will be credited to SWEPCO’s customers through the normal ratemaking processes consistent with the financing order.

The amount of the servicer’s fee referred to in clause 2 above will be 0.10% of the aggregate initial principal amount of the storm recovery bonds (for so long as SWEPCO is the servicer) on an annualized basis, subject to the adjustment methodology describe in the financing order. The priority of distributions for the collected storm recovery charges, as well as available amounts in the subaccounts, are described in more detail under “Description of the Storm Recovery Bonds—How Funds in the Collection Account Will Be Allocated.”

Credit Enhancement:

Credit enhancement for the storm recovery bonds will be as follows:

•   The Louisiana Commission will approve adjustments to the storm recovery charges, but only upon petition of the servicer, to make up for any shortfall or reduce any excess in collected storm recovery charges. We sometimes refer to these adjustments as “true-up adjustments” or the “true-up mechanism.” Storm recovery charges are required to be adjusted at least semi-annually to:

•   correct, over a period covering the next two succeeding payment dates, any under-collections or over-collections, for any reason, during the preceding six months, and

•   ensure the projected recovery of amounts sufficient to provide timely payment of the scheduled principal, interest and other ongoing financing costs in connection with the storm recovery bonds for each of the next two succeeding bond payment dates. The servicer may also make interim true-up adjustments more frequently under certain circumstances. Please read “SWEPCO’s Financing Order—True-Ups.”

Collection Account-Under the indenture, the trustee will hold a collection account for the storm recovery bonds, divided into various subaccounts. The primary subaccounts for credit enhancement purposes are:

•   the general subaccount-the trustee will deposit into the general subaccount all storm recovery charge collections remitted to it by the servicer with respect to the storm recovery bonds and investment earnings on amounts in the general subaccount;

•   the capital subaccount-SWEPCO will deposit an amount equal to 0.50% of the original principal amount of the storm recovery bonds into the capital subaccount on the date of issuance of the storm recovery bonds; and

•   the excess funds subaccount-any excess amount of collected storm recovery charges and investment earnings on amounts in the excess funds subaccount of storm recovery bonds will be held in the excess funds subaccount.

Each of these subaccounts for the storm recovery bonds, in addition to any other subaccounts that may be created pursuant to the indenture, will be available to make payments on the storm recovery bonds on each payment date.

Reports to storm recovery bondholders:

Pursuant to the indenture, the trustee shall make available electronically on its reporting website to each of the storm recovery bondholders and the Louisiana Commission a statement provided and prepared by the servicer containing information concerning, among other things, us and the collateral for the storm recovery bonds. Unless and until the storm recovery bonds are issued in definitive certificated form, the reports for the storm recovery bonds will be provided to The Depository Trust Company. The reports will be available to beneficial owners of the storm recovery bonds on the reporting website of the trustee or upon written request to the trustee or the servicer. These reports will not be examined and reported upon by an independent public accountant. In addition, no independent public accountant will provide an opinion thereon. Furthermore, if required by the Trust Indenture Act, the trustee will be required to make available electronically on its website a brief annual report to all storm recovery bondholders containing information concerning the trustee. Please read “Description of the Storm Recovery Bonds—Reports to Holders of the Storm Recovery Bonds” and “—The Trustee Must Provide an Annual Report to All Storm Recovery Bondholders.”

Servicing Compensation:

We will pay the servicer on each payment date the servicing fee with respect to the storm recovery bonds. As long as SWEPCO or any affiliated entity acts as servicer, this fee will be 0.10% of the initial principal amount of the storm recovery bonds on an annualized basis, plus reimbursement for its out-of-pocket costs for external accounting and legal services, and subject to the adjustment mechanism described in the financing order. If a successor servicer is appointed, the servicing fee will be negotiated by the successor servicer and the trustee (acting at the written direction of the holders of a majority in principal amount of the storm recovery bonds), but will not, unless the Louisiana Commission consents, exceed 0.60% of the initial principal amount of the storm recovery bonds on an annualized basis. In no event will the trustee be liable for any servicing fee in its individual capacity or its capacity as trustee.

Federal Income Tax Status:

Sidley Austin LLP expects to issue an opinion, that, for federal income tax purposes (1) we will not be treated as a taxable entity separate and apart from SWEPCO, our sole member, and (2) based on Revenue Procedure 2005-62, 2005-2 CB 507 as modified by Revenue Procedure 2024-15, the storm recovery bonds will constitute indebtedness of SWEPCO. Each beneficial owner of a storm recovery bond, by acquiring a beneficial interest, agrees to treat such storm recovery bond as indebtedness of our sole member secured by the collateral for federal (and, to the extent applicable, state) income tax purposes unless otherwise required by appropriate taxing authorities. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus.

Louisiana State Income Tax Status:

In the opinion of Liskow & Lewis, APLC, special Louisiana tax counsel to us and to SWEPCO, interest paid on the storm recovery bonds generally will be taxed for Louisiana income tax purposes consistently with its taxation for U.S. federal income tax purposes (although certain corporate bondholders may be entitled to a deduction from Louisiana gross income for interest received on the storm recovery bonds) and (assuming that the storm recovery bonds will be treated as debt obligations of SWEPCO for U.S. federal income tax purposes) such interest received by a person who is not otherwise subject to corporate or personal income tax in the state of Louisiana will not be subject to tax in Louisiana. Liskow & Lewis, APLC, expects to issue an opinion, that, for Louisiana income tax purposes (1) we will not be treated as a taxable entity separate and apart from SWEPCO, our sole member, and (2) the storm recovery bonds will constitute indebtedness of SWEPCO, assuming, in each case, that such treatment applies for U.S. federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences” and “Material Louisiana Income Tax Consequences” in this prospectus.

ERISA Considerations:

Employee benefit plans, plans or other arrangements that are subject to (i) ERISA or Section 4975 of the Internal Revenue Code or (ii) any federal, state, local or other law that is similar to the fiduciary responsibility provisions of Title I of ERISA or the prohibited transaction provisions of Title I of ERISA or Section 4975 of the Internal Revenue Code (“applicable similar law”) and investors acting on behalf of, or using assets of, such employee benefit plans, plans or arrangements may acquire the storm recovery bonds subject to specified conditions. The acquisition, holding or disposition of the storm recovery bonds could be treated as a direct or indirect prohibited transaction under ERISA and/or Section 4975 of the Internal Revenue Code or in the case employee benefit plans or arrangements subject to applicable similar law, could be treated as a violation of such applicable similar law. Accordingly, by purchasing and holding the storm recovery bonds, each investor that is or is acting on behalf of, or using assets of, such an employee benefit plan or arrangement subject to ERISA and/or Section 4975 of the Internal Revenue Code or applicable similar law will be deemed to certify that the purchase, holding and subsequent disposition of the storm recovery bonds will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, in the case of an employee benefit plan, plan or arrangement subject to applicable similar law, or a violation of applicable similar law. For further information, please read “ERISA Considerations” in this prospectus.

Credit ratings:	The storm recovery bonds are expected to receive credit ratings from at least two nationally recognized statistical rating organizations. See “Ratings for the Storm Recovery Bonds” in this prospectus.

Use of proceeds:

Upon the issuance and sale of the storm recovery bonds, we will use the net proceeds to pay to SWEPCO the purchase price of SWEPCO’s rights under the financing order, which are storm recovery property.

The net proceeds from the sale of the storm recovery property (after payment of upfront financing costs) will be used by SWEPCO as follows: SWEPCO will use $150.0 million to fund a storm recovery reserve to be segregated on the balance sheet of SWEPCO as a liability (but not in a separately managed bank account). SWEPCO will use the remaining portion of the proceeds (approximately $180.0 million), which is reimbursement for storm recovery costs previously expended by SWEPCO. Please read “Use of Proceeds” in the prospectus.

Investment Company Act Registration:

We anticipate relying on the exclusion or exemption from the definition of “investment company” under the Investment Company Act contained in Rule 3a-7 of the Investment Company Act, although there may be additional exclusions or exemptions available to us. We are being structured so as not to constitute a “covered fund” for purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Risk Retention:

The storm recovery bonds are not subject to the 5% risk retention requirements imposed by Section 15G of the Exchange Act due to the exemption provided in Rule 19(b)(8) of the risk retention regulations in 17 C.F.R. Part 246 of the Exchange Act or Regulation RR. For information regarding the requirements of the EU Securitization Regulation and the UK Securitization Regulation as to risk retention and other matters, please read “Risk Factors—Other Risks Associated with an Investment in the Storm Recovery Bonds—Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the storm recovery bonds” in this prospectus.

Minimum denomination:	$2,000, or integral multiples of $1,000 in excess thereof, except for one bond which may be of a smaller denomination.

Expected settlement:	, 202 , settling flat. DTC, Clearstream and Euroclear.

Risk factors:	You should consider carefully the risk factors beginning on page 22 of this prospectus before you invest in the storm recovery bonds.

SUMMARY OF RISK FACTORS

Set forth below is a summary of the material risk factors which you should consider before deciding whether to invest in the storm recovery bonds. These risks can affect the timing or ultimate payment of the storm recovery bonds and the value of your investment in the storm recovery bonds.

•	You may experience material payment delays or incur a loss on your investment in the storm recovery bonds because the source of funds for payment is limited.

Risks associated with potential judicial, legislative or regulatory actions

•	We and SWEPCO are not obligated to indemnify you for changes in law.

•	Future judicial action could reduce the value of your investment in the storm recovery bonds.

•	Future state action could reduce the value of your investment in the storm recovery bonds.

•	The Louisiana Commission might attempt to take actions that could reduce the value of your investment in the storm recovery bonds.

•

The servicer may not fulfill, or may be unsuccessful in any attempt to fulfill, its obligations to act on behalf of the storm recovery bondholders to protect bondholders from actions by the Louisiana Commission or the State of Louisiana.

•	A municipal entity may seek to acquire portions of SWEPCO’s electric distribution facilities and avoid payment of the storm recovery charges.

Servicing Risks

•	Your investment in the storm recovery bonds depends on SWEPCO or its successor or assignee, acting as servicer of the storm recovery property.

•	Inaccurate forecasting of base rate revenue or unanticipated delinquencies or write-offs might reduce scheduled payments on the storm recovery bonds.

•	If we have to replace SWEPCO as the servicer, we may experience difficulties finding and using a replacement servicer.

•	Changes to billing and collection practices might result in delays in collections which may reduce the value of your investment in the storm recovery bonds.

•	Limits on rights to terminate service might make it more difficult to collect the storm recovery charges.

•

If the servicer enters bankruptcy proceedings, the remittance of storm recovery charges by the servicer prior to the date of bankruptcy might constitute preferences, which means these funds might be unavailable to pay amounts owing on the storm recovery bonds.

Storm related risks

•	Storm damage to SWEPCO’s service territories could impair payment of the storm recovery bonds.

Risks associated with the unusual nature of the storm recovery property

•	Future adjustments to the storm recovery charges by customer class might result in insufficient collection.

•	Foreclosure of the trustee’s lien on the storm recovery property might not be practical, and acceleration of the storm recovery bonds before maturity might have little practical effect.

Risks associated with potential bankruptcy proceedings of the seller or the servicer

•

The servicer will commingle the storm recovery charges with other revenues it collects, which might obstruct access to the storm recovery charges in case of the servicer’s bankruptcy and reduce the value of your investment in the storm recovery bonds.

•	The bankruptcy of SWEPCO might result in losses or delays in payments on the storm recovery bonds.

•	The sale of the storm recovery property might be construed as a financing and not a sale in a case of SWEPCO’s bankruptcy which might delay or limit payments on the storm recovery bonds.

•

If the servicer enters bankruptcy proceedings, the remittance of certain storm recovery charges by the servicer prior to the date of bankruptcy might constitute preferences, which means these funds might be unavailable to pay amounts owed on the storm recovery bonds.

•	Claims against SWEPCO might be limited in the event of a bankruptcy of the seller.

•	The bankruptcy of SWEPCO might limit the remedies available to the trustee.

Other risks associated with an investment in the storm recovery bonds

•	SWEPCO’s indemnification obligations under the sale agreement and the servicing agreement are limited and might not be sufficient to protect your investment in the storm recovery bonds.

•	The credit ratings are no indication of the expected rate of payment of principal on the storm recovery bonds.

•	The storm recovery bonds’ credit ratings might affect the market value of the storm recovery bonds.

•	Alternatives to purchasing electricity through SWEPCO’s distribution facilities may be more widely utilized by customers in the future.

•	The absence of a secondary market for the storm recovery bonds might limit your ability to resell the storm recovery bonds.

•	You might receive principal payments for the storm recovery bonds later than you expect.

•

SWEPCO may cause the issuance, by another subsidiary or affiliated entity, of additional storm recovery bonds secured by additional storm recovery property that includes a nonbypassable charge on customers.

•

SWEPCO’s operations are subject to risks beyond its control, including cyber-security intrusions, terrorist attacks or other catastrophic events, which could limit SWEPCO’s operations and ability to service the storm recovery property.

•

If the investment of collected storm recovery charges and other funds held by the trustee in the collection account results in investment losses or the investments become illiquid, you may receive payment of principal and interest on the storm recovery bonds later than you expect.

•	Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the storm recovery bonds.

RISK FACTORS

Please carefully consider all the information we have included or incorporated by reference in this prospectus, including the risks described below and the statements in “Cautionary Statement Regarding Forward-Looking Information,” before deciding whether to invest in the storm recovery bonds.

You may experience material payment delays or incur a loss on your investment in the storm recovery bonds because the source of funds for payment is limited.

The only source of funds for payment of the storm recovery bonds will be our assets, which consist of:

•	the storm recovery property securing the storm recovery bonds, including the right to impose, bill, charge, collect and receive storm recovery charges;

•	the funds on deposit in the accounts held by the trustee; and

•	our rights under various contracts we describe in this prospectus.

The storm recovery bonds are not a charge on the full faith and credit or taxing power of the State of Louisiana or any governmental agency or instrumentality, nor will the storm recovery bonds be insured or guaranteed by SWEPCO, including in its capacity as the sponsor, depositor, seller or initial servicer, or by its parent, AEP, any of their respective affiliates (other than us), the trustee or any other person or entity. The storm recovery bonds will be nonrecourse obligations, secured only by the collateral. Delays in payment on the storm recovery bonds might result in a reduction in the market value of the storm recovery bonds and, therefore, the value of your investment in the storm recovery bonds. Thus, you must rely for payment of the storm recovery bonds solely upon the collections of the storm recovery charges, and funds on deposit in the accounts held by the trustee. Our organizational documents restrict our right to acquire other assets unrelated to the transactions described in this prospectus. Please read “SWEPCO Storm Recovery Funding LLC, The Issuing Entity” in this prospectus.

RISKS ASSOCIATED WITH POTENTIAL JUDICIAL, LEGISLATIVE OR REGULATORY ACTIONS

We and SWEPCO are not obligated to indemnify you for changes in law.

Neither we nor SWEPCO, nor any affiliate, successor or assignee, will indemnify you for any changes in the law, including any federal preemption or repeal or amendment of the Securitization Act, that might affect the value of the storm recovery bonds. SWEPCO will agree in the sale agreement to institute any legal or administrative action or proceeding as may be reasonably necessary to block or overturn any attempts to cause a repeal, modification or supplement to the Securitization Act that would be materially adverse to us, the trustee or the storm recovery bondholders. However, we cannot assure you that SWEPCO would be able to take this action or that any such action would be successful. Although SWEPCO or any successor assignee might be required to indemnify us if legal action based on the law in effect at the time of the issuance of the storm recovery bonds invalidates the storm recovery property, such indemnification obligations do not apply for any changes in law after the date the storm recovery bonds are issued, whether such changes in law are effected by means of any legislative enactment, any constitutional amendment or any final and non-appealable judicial decision. Please read “The Sale Agreement—SWEPCO’s Covenants” in this prospectus.

Future judicial action could reduce the value of your investment in the storm recovery bonds.

The storm recovery property is a creation of the Securitization Act and the financing order that has been issued by the Louisiana Commission to SWEPCO pursuant to the Securitization Act. The Securitization Act was enacted in May 2006. There is uncertainty associated with investing in bonds payable from an asset that depends for its existence on legislation because there is limited judicial or regulatory experience implementing and interpreting the legislation.

The Securitization Act or any financing order or any provision thereof might be directly contested in courts or otherwise become the subject of litigation. Because the storm recovery property is a creation of the Securitization Act and the financing order, any judicial determination affecting the validity of or interpreting the Securitization Act or the financing order, the storm recovery property or our ability to make payments on the storm recovery bonds might have an adverse effect on the value of the storm recovery bonds or cause a delay in the recovery of your investment. As of the date of this prospectus, no such litigation has arisen; however, we cannot assure you that a lawsuit challenging the validity of the Securitization Act or any financing order will not be filed in the future or that, if filed, such lawsuit will not be successful. If an invalidation of any relevant underlying legislative provision or any financing order provision were to result from such litigation, you might lose some or all of your investment or might experience delays in recovering your investment. Please read “The Securitization Act—Constitutional Matters” in this prospectus.

Other states have passed laws with financing provisions similar to some provisions of the Securitization Act, and some of these laws have been challenged by judicial actions or utility commission proceedings. To date, none of these challenges has succeeded, but future judicial challenges might be made. An unfavorable decision regarding another state’s law would not automatically invalidate the Securitization Act or the financing order, but it might provoke a challenge to the Securitization Act or the financing order, establish a legal precedent for a successful challenge to the Securitization Act or the financing order or heighten awareness of the political and other risks of the storm recovery bonds, and in that way may limit the liquidity and value of the storm recovery bonds. Therefore, legal activity in other states may indirectly affect the value of your investment in the storm recovery bonds.

Future state action could reduce the value of your investment in the storm recovery bonds.

Despite their pledges in the Securitization Act and the financing order, respectively, not to take or permit certain actions that would impair the value of the storm recovery property or the storm recovery charges, the Louisiana legislature might attempt to repeal or amend the Securitization Act in a manner that limits or alters the storm recovery property so as to reduce its value. For a description of the State of Louisiana’s pledge, please read “The Securitization Act-SWEPCO and Other Utilities May Securitize Storm Recovery Costs and Related Financing and Ongoing Costs” in this prospectus. As of the date of this prospectus, we are not aware of any pending legislation in the Louisiana legislature that would affect any provisions of the Securitization Act.

It might be possible for the Louisiana legislature to repeal or amend the Securitization Act notwithstanding the State of Louisiana’s pledge if the legislature acts in order to serve a significant and legitimate public purpose, such as protecting the public health and safety, or responding to a national or regional catastrophe or emergency affecting SWEPCO’s Louisiana Commission-jurisdictional area territories, or if such action or inaction otherwise is in the valid exercise of the State of Louisiana’s police power. Similarly, it might be possible for the Louisiana Commission to repeal or amend the financing order notwithstanding the Louisiana Commission’s pledge, if it acts in order to serve a significant and legitimate public purpose. Any such action, as well as the costly and time-consuming litigation that likely would ensue, might adversely affect the price and liquidity, the dates of payment of interest and principal and the weighted average life of the storm recovery bonds. Moreover, the outcome of any litigation cannot be predicted. Accordingly, you might incur a loss on or delay in recovery of your investment in the storm recovery bonds.

Except as described in “The Sale Agreement —SWEPCO’s Obligation to Indemnify Us and the Trustee and to Take Legal Action” in this prospectus, neither we, SWEPCO, nor any of its successors, assignees or affiliates will indemnify you for any change in law, including any amendment or repeal of the Securitization Act, that might affect the value of the storm recovery bonds.

If an action of the Louisiana legislature or the Louisiana Commission adversely affecting the storm recovery property or the ability to collect storm recovery charges were considered a “taking” under the United States or Louisiana Constitutions, the State of Louisiana might be obligated to pay compensation in an amount equal to the estimated value of the storm recovery property at the time of the taking. However, even in that event, there is no assurance that any amount provided as compensation would be sufficient for you to recover fully your investment in the storm recovery bonds or to offset interest lost pending such recovery.

Nothing in the State of Louisiana’s or Louisiana Commission’s pledge precludes any limitation or alteration of the Securitization Act or the financing order if full compensation is made by law for the full protection of the storm recovery charges collected pursuant to the financing order and of the holders of the storm recovery bonds. It is unclear what “full compensation” and “full protection” would be afforded to the holders of storm recovery bonds by the State of Louisiana or the Louisiana Commission if such limitation or alteration were attempted.

Unlike the citizens of some other states, the citizens of the State of Louisiana currently do not have the constitutional right to adopt or revise state laws by initiative or referendum. However, Louisiana citizens may vote to amend the Louisiana State Constitution through a majority vote on a state constitutional amendment included on the ballot by action of the Louisiana State Legislature. In order to place a state constitutional amendment on the ballot, a ballot measure on such a proposed amendment must be passed by a two-thirds majority vote by both houses of the Louisiana State Legislature during a single legislative session. Absent an amendment to the Louisiana Constitution, the Securitization Act cannot be amended or repealed by direct action of the electorate of the State of Louisiana.

The enforcement of any rights against the State of Louisiana or the Louisiana Commission under their respective pledges may be subject to the exercise of judicial discretion in appropriate cases and to the limitations on legal remedies against state and local governmental entities in Louisiana. These limitations might include, for example, the necessity to exhaust administrative remedies prior to bringing suit in a court, or limitations on type and locations of courts in which the State of Louisiana or the Louisiana Commission may be sued, or limitations on awards or collection of damages.

The Louisiana Commission might attempt to take actions that could reduce the value of your investment in the storm recovery bonds.

The Securitization Act provides that for a financing order issued to create storm recovery property, the financing order must provide that the financing order is irrevocable and that the Louisiana Commission may not directly or indirectly, by any subsequent action, rescind or amend a financing order or reduce, alter or impair the storm recovery charges authorized under a financing order, except for the true-up adjustments to the storm recovery charges. In addition, pursuant to its constitutional plenary authority and the Securitization Act, the Louisiana Commission had pledged in the financing order that it will not amend, modify, or rescind the financing order by any subsequent action or reduce, impair, postpone, terminate, or otherwise adjust the storm recovery charges. However, the Louisiana Commission retains the power to adopt, revise or rescind rules or regulations affecting SWEPCO or a successor utility. The Louisiana Commission also retains the power to interpret the financing order granted to SWEPCO, and in that capacity might be called upon to rule on the meanings of provisions of the financing order that might need further elaboration. Any new or amended regulations or orders from the Louisiana Commission might adversely affect the ability of the servicer to disconnect customers for nonpayment, assess late fees, impose deposit requirements or collect the storm recovery charges in full and on a timely basis, which may negatively impact the rating of the storm recovery bonds or their price and, accordingly, the amortization of the storm recovery bonds and their weighted average lives.

The servicer is required to file with the Louisiana Commission, on our behalf, certain periodic true-up adjustments of the storm recovery charges. The Louisiana Commission is obligated under the financing order to administratively approve the requested adjustment (including, if applicable, the correction of any mathematical error in such calculations) within 15 days of the date of the request for adjustment. Please read “SWEPCO’s Financing Order—True-Ups” and “—Adjustments to Allocation of Storm Recovery Charges” in this prospectus. True-up adjustment procedures may be challenged in the future. Challenges to or delays in the true-up process might adversely affect the market perception and valuation of the storm recovery bonds. Also, any litigation might materially delay storm recovery charge collections due to delayed implementation of true-up adjustments and might result in missing payments or payment delays and lengthened weighted average life of the storm recovery bonds.

The servicer may not fulfill, or may be unsuccessful in any attempt to fulfill, its obligations to act on behalf of the storm recovery bondholders to protect bondholders from actions by the Louisiana Commission or the State of Louisiana.

The servicer will agree in the servicing agreement to take any action or proceeding reasonably necessary to compel performance by the Louisiana Commission and the State of Louisiana of any of their obligations or duties under the securitization provisions of the Securitization Act or the financing order, including any actions reasonably necessary to block or overturn any attempts to cause a repeal, or modification of, or supplement to the securitization provisions of the Securitization Act or the financing order or the rights of bondholders in the storm recovery property by executive action, legislative enactment, constitutional amendment or other means that would be adverse to the bondholders. The servicer, however, may not be able to take those actions for a number of reasons, including due to legal or regulatory restrictions, financial constraints and practical difficulties in successfully challenging any such legislative enactment or constitutional amendment. Additionally, any action the servicer is able to take may not be successful. Any such failure to perform its obligations or to successfully compel performance by the Louisiana Commission or the State of Louisiana could negatively affect bondholders’ rights and result in a loss of their investment in the storm recovery bonds.

A municipal entity may seek to acquire portions of SWEPCO’s electric distribution facilities and avoid payment of the storm recovery charges.

Louisiana law authorizes municipalities to seek to acquire portions of an electric utility’s electric distribution facilities through voluntary transactions or the power of expropriation for use as part of municipally-owned utility systems. There can be no assurance that one or more municipalities will not seek to acquire some or all of SWEPCO’s electric distribution facilities while the storm recovery bonds remain outstanding. The Securitization Act specifies that storm recovery charges approved by a financing order shall be collected by an electric utility as well as its “successors or assignees.” In the servicing agreement, SWEPCO has covenanted to assert in an appropriate forum that any municipality that acquires any portion of SWEPCO’s electric distribution facilities by expropriation, including upon the expiration of any franchise agreement, must be treated as a successor to SWEPCO under the Securitization Act and the financing order and that customers in such municipalities remain responsible for payment of storm recovery charges. However, the involved municipality might assert that it should not be treated as a successor to SWEPCO for these purposes and that its distribution customers are not responsible for payment of storm recovery charges. In any case, we cannot assure you that the storm recovery charges will be collected from customers of municipally owned utilities who were formerly customers of SWEPCO and that such an occurrence might not affect the timing or receipt of payments with respect to the storm recovery bonds.

SERVICING RISKS

Your investment in the storm recovery bonds depends on SWEPCO or its successor or assignee, acting as servicer of the storm recovery property.

SWEPCO, as initial servicer, will be responsible for, among other things, calculating, billing and collecting the storm recovery charges from its customers, submitting requests to the Louisiana Commission to adjust these charges, monitoring the collateral for the storm recovery bonds and taking certain actions in the event of non-payment by a customer. The trustee’s receipt of collections in respect of the storm recovery charges, which will be used to make payments on the storm recovery bonds, will depend in part on the skill and diligence of the servicer in performing these functions. The systems that the servicer has in place for storm recovery charge billings and collections, together with the regulations of the Louisiana Commission governing electric utilities such as SWEPCO might, in particular circumstances, cause the servicer to experience difficulty in performing these functions in a timely and completely accurate manner. If the servicer fails to make storm recovery charge collections for any reason, then the servicer’s payments to the trustee in respect of the storm recovery charges might be delayed or reduced. In that event, our payments on the storm recovery bonds might be delayed or reduced.

Inaccurate forecasting of, or changes in, base rate revenue or unanticipated delinquencies or write-offs might reduce scheduled payments on the storm recovery bonds.

The storm recovery charges are assessed and added to customer bills as a percentage of a customer’s base rate revenue. The amount and the rate of storm recovery charge collections will depend in part on actual electricity usage and the amount of collections and write-offs. If the servicer inaccurately forecasts base rate revenue or uses inaccurate customer delinquency or write-off data when setting or adjusting the storm recovery charges or if the Louisiana Commission subsequently decreases the rates and charges that make up SWEPCO’s base rate revenues, or if the effectiveness of the adjustments is delayed for any reason, there could be a shortfall or material delay in storm recovery charge collections, which might result in missed or delayed payments of principal and interest and lengthened weighted average life of the storm recovery bonds. Please read “SWEPCO’s Financing Order—True-Ups” and “—Adjustments to Allocation of Storm Recovery Charges” in this prospectus.

SWEPCO’s base revenue forecast is developed by applying the load forecast for each customer class, through the next budget year (typically only the first two years of the forecast horizon), to estimated price-load relationships. These price-load relationships are regression models that estimate class-level average base rate revenue realizations as a function of either monthly kWh consumption per customer (for the residential and commercial classes) or monthly kWh sales (for all other classes). The functions are estimated based on monthly data taken from SWEPCO’s billing system. While SWEPCO monitors the accuracy of its forecast by conducting variance analysis on a monthly basis while taking into account weather impacts on kWh sales and other deviations from such forecast within the customer count, inaccurate forecasting of base rate revenue by the servicer might result from, among other things, unanticipated weather or economic conditions, resulting in less base rate revenue than forecast using systematic patterns; general economic conditions causing customers to leave SWEPCO or reduce the base rate revenue from such customers; the occurrence of a natural disaster, such as a hurricane or winter storm, or an act of terrorism, cyberattack or other catastrophic event, including pandemics, unexpectedly disrupting electrical service and reducing base rate revenues and demand; changes in the market structure of the electric industry; customers consuming less electricity than anticipated because of increased energy prices, increased conservation efforts, economic conditions or unanticipated increases in electric usage efficiency; or customers unexpectedly switching to alternative sources of energy, including self-generation of electric power. Please read “The Depositor, Seller, Initial Service and Sponsor—Forecasting Base Rate Revenue” in this prospectus for additional information about SWEPCO’s base revenue forecast.

The servicer’s use of inaccurate delinquency or write-off rates might result also from, among other things, unexpected deterioration of the economy or the occurrence of a natural disaster or extreme weather, an act of terrorism, cyberattack or other catastrophic event or the unanticipated declaration of a moratorium on terminating electric service to customers in the event of any such occurrences, any of which would cause greater delinquencies or write-offs than expected or force SWEPCO to grant additional payment relief to more customers, or any other change in law that makes it more difficult for SWEPCO to terminate service to nonpaying customers or that requires SWEPCO to apply more lenient credit standards in accepting customers.

If we have to replace SWEPCO as the servicer, we may experience difficulties finding and using a replacement servicer.

If SWEPCO ceases to service the storm recovery property, it might be difficult to find a successor servicer. Under the financing order, the annual servicing fee payable to a successor servicer is capped and the payment of compensation in excess of the cap is dependent upon Louisiana Commission approval. Also, any successor servicer might have less experience and ability than SWEPCO and might experience difficulties in collecting storm recovery charges and determining appropriate adjustments to the storm recovery charges and billing and/or payment arrangements may change, resulting in delays or disruptions in collections. A successor servicer might charge fees that, while permitted under the financing order, are substantially higher than the fees paid to SWEPCO as the initial servicer. Although a True-Up Adjustment may be required to allow for the increase in fees, there could be a gap between the incurrence of those fees and the implementation of the True-Up Adjustment to adjust for the increase that might adversely affect distributions from the collection account. In the event of the commencement of a case by or against the servicer under the Bankruptcy Code or similar laws, we and the trustee might be prevented from effecting a transfer of servicing due to operation of the Bankruptcy Code. Any of these factors and others might delay the timing of payments and may reduce the value of your investment. Please read “The Servicing Agreement” in this prospectus.

SWEPCO has entered into the SWEPCO Receivables Purchase Agreement and the corresponding SWEPCO Receivables Agency Agreement, and may enter in the future, financing arrangements involving the sale of its accounts receivable. With respect to the SWEPCO Receivables Purchase Agreement, such agreement will, upon the issuance of the storm recovery bonds, be subject to the intercreditor agreement and joinder described under “SWEPCO Storm Recovery Funding LLC, The Issuing Entity—Intercreditor Agreement and Joinder.” SWEPCO will agree with us in the sale agreement that if it becomes a party to any future trade receivables purchase and sale arrangement or similar arrangement under which it sells all or any portion of its accounts receivables, or if SWEPCO hereafter causes storm recovery property or other similar property to be created under a separate financing order and acts as servicer for such storm recovery property, or similar property, consisting of non-bypassable charges payable by SWEPCO’s customers comparable to those sold by the seller pursuant to the sale agreement, in connection with a separate issuance of bonds, SWEPCO and the other parties to such arrangement shall enter into a joinder or amendment to the intercreditor agreement or into a separate intercreditor agreement in connection therewith and the terms the documentation evidencing such trade receivables purchase and sale arrangement or similar arrangement will expressly exclude the storm recovery charges from any receivables or other assets pledged or sold under such arrangement and the rating agency condition shall be satisfied. Although the storm recovery charges are not subject to such receivables financings, the storm recovery charges and accounts receivable are owed by the same customers, including those comprising the customer classes described herein and are expected to be collected for the foreseeable future under a single bill with respect to such customers. As required by the sale agreement, each intercreditor agreement will provide that, in the event the trustee has the right to replace SWEPCO as servicer or the investors have the right to replace SWEPCO as collection agent for the accounts receivable financing, the trustee (acting at the written direction of the holders of a majority in principal amount of the storm recovery bonds) and the investors’ agent will act jointly in the exercise of such rights and neither party will be entitled to replace SWEPCO under its agreement without the consent of the other party (which consent, in the case of the trustee, shall be at the written direction of the holders of a majority in principal amount of the storm recovery bonds). The intercreditor agreement and joinder, or any similar agreement executed after the issuance of the storm recovery bonds in accordance with the requirements of the sale agreement, may therefore make it more difficult for the trustee to replace SWEPCO following a servicer default. Conversely, if a default were to occur under the SWEPCO Receivables Agency Agreement or similar agreement executed by SWEPCO in the future, such a default may increase the possibility of SWEPCO being replaced as servicer under the servicing agreement, even if SWEPCO is not in default under the servicing agreement.

Changes to billing and collection practices might result in delays in collections which may reduce the value of your investment in the storm recovery bonds.

The financing order specifies the methodology for determining the amount of the storm recovery charges we may impose. The servicer may not change this methodology without approval from the Louisiana Commission. However, the servicer may set its own billing and collection arrangements with its customers, provided that these arrangements comply with the Louisiana Commission’s customer safeguards. For example, to recover part of an outstanding bill, the servicer may agree to extend a customer’s payment schedule or to write-off the remaining unpaid portion of the bill, including the storm recovery charges. Also, the servicer may change billing and collection practices, which might adversely impact the timing and amount of customer payments and might reduce storm recovery charge collections, thereby limiting our ability to make scheduled payments on the storm recovery bonds. Separately, the Louisiana Commission might require changes to these practices. Any changes in billing and collection practices regulations might make it more difficult for the servicer to collect the storm recovery charges and adversely affect the value of your investment in the storm recovery bonds. Please read “The Depositor, Seller, Initial Servicer and Sponsor—Forecasting Base Rate Revenue” in this prospectus.

Consumer protection measures may limit the ability of SWEPCO to collect all charges owed by customers, including the storm recovery charges. In addition, the State legislature or the Louisiana Commission may take additional actions in response to a pandemic or other situation which may adversely affect the timing of storm recovery charge collections. For example, under its emergency powers, the State legislature or the Louisiana Commission could impose a moratorium on the payment of customer bills. Beginning on March 13, 2020, and as a result of an executive order of the Louisiana Commission, SWEPCO suspended the assessment of late fees, disconnections, and the utilization of collection agencies to help customers facing financial challenges related to the COVID-19 pandemic. On July 1, 2020, the Louisiana Commission issued an order ending the moratorium on disconnections effective July 16, 2020. SWEPCO resumed disconnections and late fees beginning October 1, 2020. Any such action could result in a shortfall or material delay in storm recovery charge collections, which in turn might result in missed or delayed payments of principal and interest, lengthened weighted average life of the storm recovery bonds and downgrade of the credit ratings on the storm recovery bonds.

In addition, any future pandemic may impact the ability of SWEPCO to maintain operations at the same level as it was able prior to the pandemic. For instance, a large portion of SWEPCO’s workforce, including employees of their contractors, may be unable to perform their job functions effectively due to illness, family illness, quarantine requirements, social-distancing, telework requirements and other impacts of any future pandemic. Such potential impacts may limit the ability of SWEPCO to bill and collect the storm recovery charges.

Limits on rights to terminate service might make it more difficult to collect the storm recovery charges.

If SWEPCO, as the servicer, is billing customers for storm recovery charges, it may terminate service to the customer for non-payment of storm recovery charges pursuant to the applicable rules of the Louisiana Commission. Nonetheless, the rules and regulations of the Louisiana Commission, which may change from time to time, regulate and control the right to disconnect service. For example, electric utilities generally may not terminate service to a customer (i) on a holiday or weekend day, (ii) during certain extreme weather conditions or (iii) during a federal government shutdown who timely provides proof that such customer is a federal government employee whose pay is suspended. To the extent these customers do not pay for their electric service, SWEPCO will not be able to collect storm recovery charges from these customers.

In addition, SWEPCO may be limited in the future in its ability to terminate service or collect storm recovery charges. The Louisiana Commission, in response to a federal mandate or otherwise, could impose restrictions on the rates SWEPCO charges to provide its services, including the inability to implement approved rates, or delay actions with respect to SWEPCO’s base rate case and filings. For example, under its emergency powers, the State legislature or the Louisiana Commission could impose a moratorium on the payment of customer bills. Beginning on March 13, 2020, and as a result of an executive order of the Louisiana Commission, SWEPCO suspended the assessment of late fees, disconnections, and the utilization of collection agencies to help customers facing financial challenges related to the COVID-19 pandemic. On July 1, 2020, the Louisiana Commission issued an order ending the moratorium on disconnections effective July 16, 2020. SWEPCO resumed disconnections and late fees beginning October 1, 2020.

If the servicer enters bankruptcy proceedings, the remittance of storm recovery charges by the servicer prior to the date of bankruptcy might constitute preferences, which means these funds might be unavailable to pay amounts owing on the storm recovery bonds.

In the event of a bankruptcy of the servicer, a party in interest might take the position that the remittance of funds prior to bankruptcy of the servicer, pursuant to the servicing agreement or intercreditor agreement and joinder, constitutes a preference under bankruptcy law if the remittance of those funds was deemed to be paid on account of a preexisting debt. If a court were to hold that the remittance of funds constitutes a preference, any such remittance within 90 days of the filing of the bankruptcy petition could be avoidable, and the funds could be required to be returned to the bankruptcy estate of the servicer. To the extent that storm recovery charges have been commingled with the general funds of the servicer, the risk that a court would hold that a remittance of funds was a preference would increase. Also, if we are considered to be an “insider” of the servicer, any such remittance made within one year of the filing of the bankruptcy petition could be avoidable as well if the court were to hold that such remittance constitutes a preference. In either case, we or the trustee would merely be an unsecured creditor of the servicer. If any funds were required to be returned to the bankruptcy estate of the servicer, we would expect that the amount of any future storm recovery charges would be increased through the statutory true-up mechanism to recover such amount, though this would not eliminate the risk of payment delays or losses on your investment in the storm recovery bonds.

STORM-RELATED RISKS

Storm damage to SWEPCO’s service territories could impair payment of the storm recovery bonds.

SWEPCO’s service territories were impacted by hurricanes in 2020 and 2021, as well as a winter storm in 2021 and severe storms in 2023. Transmission, distribution and usage of electricity could be interrupted temporarily, reducing the collections of storm recovery charges. There could be longer-lasting weather-related adverse effects on residential and commercial development and economic activity in SWEPCO’s service territories, which could cause the per-kWh storm recovery charge to be greater than expected. Legislative action adverse to the bondholders might be taken in response, and such legislation, if challenged as violative of the State of Louisiana’s or the Louisiana Commission’s pledge, might be defended on the basis of public necessity. Please read “The Securitization Act—SWEPCO and Other Utilities May Securitize Storm Recovery Costs and Related Financing and Ongoing Costs—State and Louisiana Commission Pledges” and “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions—Future state action could reduce the value of your investment in the storm recovery bonds” in this prospectus.

RISKS ASSOCIATED WITH THE UNUSUAL NATURE OF THE STORM RECOVERY PROPERTY

Future adjustments to storm recovery charges by customer class might result in insufficient collection.

The customers who pay the storm recovery charges are divided into customer classes. Storm recovery charges will be allocated among customer classes and assessed in accordance with the formula specified in the financing order.

A shortfall in the collections of storm recovery charges in one customer class may be corrected by making adjustments to the storm recovery charges payable by that customer class and any other customer class; provided that storm recovery charges that the financing order allocates to distribution function customers may not be allocated to transmission customers. Accordingly, if enough customers in a customer class fail to pay storm recovery charges or cease to be customers, the servicer might have to substantially increase the storm recovery charges for the remaining customers in that customer class and for other customer classes (subject to such restriction on allocations to transmission customers). These increases could lead to further unanticipated failures by the remaining customers to pay storm recovery charges, thereby increasing the risk of a shortfall in funds to pay interest and principal on the storm recovery bonds.

Foreclosure of the trustee’s lien on the storm recovery property might not be practical, and acceleration of the storm recovery bonds before maturity might have little practical effect.

Under the Securitization Act and the indenture, the trustee or the storm recovery bondholders have the right to foreclose or otherwise enforce the lien on the storm recovery property securing the storm recovery bonds. However, in the event of foreclosure, there is likely to be a limited market, if any, for the storm recovery property. Therefore, foreclosure might not be a realistic or practical remedy. Moreover, although principal of the storm recovery bonds will be due and payable upon acceleration of the storm recovery bonds before maturity, storm recovery charges likely would not be accelerated and the nature of our business will result in the principal of the storm recovery bonds being paid as funds become available.

RISKS ASSOCIATED WITH POTENTIAL BANKRUPTCY PROCEEDINGS OF THE SELLER OR THE SERVICER

For a detailed discussion of the following bankruptcy risks, please read “How a Bankruptcy May Affect Your Investment” in this prospectus.

The servicer will commingle the storm recovery charges with other revenues it collects, which might obstruct access to the storm recovery charges in case of the servicer’s bankruptcy and reduce the value of your investment in the storm recovery bonds.

The servicer will be required to remit collections to the trustee on our behalf each business day based on estimated daily collections, using a weighted average balance of days outstanding on SWEPCO’s retail bills. The servicer will not segregate the storm recovery charges from the other funds it collects from customers or its general funds. The storm recovery charges will be segregated only when the servicer pays them to the trustee.

Despite this requirement, the servicer might fail to remit the full amount of the storm recovery charges to the trustee or might fail to do so on a timely basis. This failure, whether voluntary or involuntary, might materially reduce the amount of storm recovery charge collections available to make payments on the storm recovery bonds.

The Securitization Act provides that the priority of a security interest perfected in storm recovery property is not impaired by the commingling of the funds arising from storm recovery charges with any other funds of the servicer. In a bankruptcy of the servicer, however, a bankruptcy court might rule that federal bankruptcy law does not recognize our right to collections of the storm recovery charges that are commingled with other funds of the servicer as of the date of bankruptcy. If so, the collections of the storm recovery charges held by the servicer as of the date of bankruptcy would not be available to pay amounts owed on the storm recovery bonds. In this case, we would have only a general unsecured claim against the servicer for those amounts. This decision could cause material delays in payments of principal or interest, or losses, on the storm recovery bonds and could materially reduce the value of your investment in the storm recovery bonds. Please read “How a Bankruptcy May Affect Your Investment” in this prospectus.

The bankruptcy of SWEPCO might result in losses or delays in payments on the storm recovery bonds.

The Securitization Act and the financing order provide that as a matter of Louisiana state law:

•	the rights and interests of a selling utility under a financing order, including the right to impose, bill, charge, collect and receive storm recovery charges, are contract rights of the seller,

•

the seller may make a present transfer of its rights under a financing order, including the right to impose, bill, charge, collect and receive future storm recovery charges that customers do not yet owe,

•	the storm recovery property constitutes a present contract right, even though the imposition and collection of storm recovery charges depend on further acts that have not yet occurred, and

•

a transfer of the storm recovery property from the seller, or its affiliate, to us, under an agreement that expressly states the transfer is a sale or other absolute transfer, is a true sale of the storm recovery property and not a pledge of the storm recovery property to secure a financing by the seller.

Please read “The Securitization Act” in this prospectus. These provisions are important to maintaining payments on the storm recovery bonds in accordance with their terms during any bankruptcy of SWEPCO. In addition, the transaction has been structured with the objective of keeping us legally separate from SWEPCO and its affiliates in the event of a bankruptcy of SWEPCO or any such affiliates.

A bankruptcy court generally follows state property law on issues such as those addressed by the state law provisions described above. However, a bankruptcy court does not follow state law if it determines that the state law is contrary to a paramount federal bankruptcy policy or interest. If a bankruptcy court in a SWEPCO bankruptcy refused to enforce one or more of the state property law provisions described above, the effect of this decision on you as a beneficial owner of the storm recovery bonds might be similar to the treatment you would receive in a SWEPCO bankruptcy if the storm recovery bonds had been issued directly by SWEPCO. A decision by the bankruptcy court that, despite our separateness from SWEPCO, our assets and liabilities and those of SWEPCO should be consolidated would have a similar effect on you as a bondholder.

We have taken steps together with SWEPCO, as the seller, to reduce the risk that in the event the seller or an affiliate of the seller were to become the debtor in a bankruptcy case, a court would order that our assets and liabilities be substantively consolidated with those of SWEPCO or an affiliate. Nonetheless, these steps might not be completely effective, and thus if SWEPCO or an affiliate were to become a debtor in a bankruptcy case, a court might order that our assets and liabilities be consolidated with those of SWEPCO or such affiliate. This might cause material delays in payment of, or losses on, the storm recovery bonds and might materially reduce the value of your investment in the storm recovery bonds. For example:

•	without permission from the bankruptcy court, the trustee might be prevented from taking actions against SWEPCO or recovering or using funds on your behalf or replacing SWEPCO as the servicer;

•	the bankruptcy court might order the trustee to exchange the storm recovery property for other property, of lower value;

•	tax or other government liens on SWEPCO’s property might have priority over the trustee’s lien and might be paid from collected storm recovery charges before payments on the storm recovery bonds;

•

the trustee’s lien might not be properly perfected in the collected storm recovery property collections prior to or as of the date of SWEPCO’s bankruptcy, with the result that the storm recovery bonds would represent only general unsecured claims against SWEPCO;

•

the bankruptcy court might rule that neither our property interest nor the trustee’s lien extends to storm recovery charges in respect of electricity consumed after the commencement of SWEPCO’s bankruptcy case, with the result that the storm recovery bonds would represent only general unsecured claims against SWEPCO;

•

we and SWEPCO might be relieved of any obligation to make any payments on the storm recovery bonds during the pendency of the bankruptcy case and might be relieved of any obligation to pay interest accruing after the commencement of the bankruptcy case;

•	SWEPCO might be able to alter the terms of the storm recovery bonds as part of its plan of reorganization;

•	the bankruptcy court might rule that the storm recovery charges should be used to pay, or that we should be charged for, a portion of the cost of providing electric service;

•

the bankruptcy court might rule that the remedy provisions of the sale agreement are unenforceable, leaving us with an unsecured claim for actual damages against SWEPCO that may be difficult to prove or, if proven, to collect in full;

•	if the servicer defaults or enters bankruptcy proceedings, it might be difficult to find a successor servicer and payments on the storm recovery bonds might be suspended;

•	the mere fact of a servicer or seller bankruptcy proceeding might have an adverse effect on the resale market for the storm recovery bonds and on the value of the storm recovery bonds; or

•

the servicer will commingle the storm recovery charges with other revenues it collects, which might obstruct access to the storm recovery charges in case of the bankruptcy of the servicer and reduce the value of your investment in the storm recovery bonds.

Please read “How a Bankruptcy May Affect Your Investment.”

The sale of the storm recovery property might be construed as a financing and not a sale in a case of SWEPCO’s bankruptcy which might delay or limit payments on the storm recovery bonds.

The Securitization Act provides that the characterization of a transfer of storm recovery property as a sale or other absolute transfer will not be affected or impaired by treatment of the transfer as a financing for federal or state tax purposes or financial reporting purposes. We and SWEPCO will treat the transaction as a sale under applicable law, although for financial reporting and federal and state tax purposes the transaction is intended to be treated as a financing. In the event of a bankruptcy of SWEPCO, a party in interest in the bankruptcy might assert that the sale of the storm recovery property to us was a financing transaction and not a “sale or other absolute transfer” and that the treatment of the transaction for financial reporting and tax purposes as a financing and not a sale lends weight to that position. If a court were to characterize the transaction as a financing, we expect that we would, on behalf of ourselves and the trustee, be treated as a secured creditor of SWEPCO in the bankruptcy proceedings, although a court might determine that we only have an unsecured claim against SWEPCO. See “— The servicer will commingle the storm recovery charges with other revenues it collects, which might obstruct access to the storm recovery charges in case of the servicer’s bankruptcy and reduce the value of your investment in the storm recovery bonds” above. Even if we had a security interest in the storm recovery property, we would not likely have access to the related storm recovery charge collections during the bankruptcy and would be subject to the risks of a secured creditor in a bankruptcy case, including the possible bankruptcy risks described in the immediately preceding risk factor. As a result, repayment of the storm recovery bonds might be significantly delayed and a plan of reorganization in the bankruptcy might permanently modify the amount and timing of payments to us of the storm recovery charge collections and therefore the amount and timing of funds available to us to pay storm recovery bondholders.

If the servicer enters bankruptcy proceedings, the remittance of certain storm recovery charges by the servicer prior to the date of bankruptcy might constitute preferences, which means these funds might be unavailable to pay amounts owed on the storm recovery bonds.

In the event of a bankruptcy of the servicer, a party in interest might take the position that the remittance of funds prior to bankruptcy of the servicer, pursuant to the servicing agreement, constitutes a preference under bankruptcy law if the remittance of those funds was deemed to be paid on account of a preexisting debt. If a court were to hold that the remittance of funds constitutes a preference, any such remittance within 90 days of the filing of the bankruptcy petition could be voidable, and the funds could be required to be returned to the bankruptcy estate of the servicer. To the extent that storm recovery charges have been commingled with the general funds of the servicer, the risk that a court would hold that a remittance of funds was a preference would increase. Also, if we are considered to be an “insider” of the servicer, any such remittance made within one year of the filing of the bankruptcy petition could be voidable as well if the court were to hold that such remittance constitutes a preference. In either case, we or the trustee would merely be an unsecured creditor of the servicer. If any funds were required to be returned to the bankruptcy estate of the servicer, we would expect that the amount of any future storm recovery charges would be increased through the true-up mechanism to recover such amount, though this would not eliminate the risk of payment delays or losses on your investment in the storm recovery bonds.

Claims against SWEPCO might be limited in the event of a bankruptcy of the seller.

If the seller were to become a debtor in a bankruptcy case, claims, including indemnity claims, by us against the seller under the sale agreement and the other documents executed in connection with the sale agreement would be unsecured claims and would be disposed of in the bankruptcy case. In addition, the bankruptcy court might estimate any contingent claims that we have against the seller and, if it determines that the contingency giving rise to these claims is unlikely to occur, estimate the claims at a lower amount. A party in interest in the bankruptcy of SWEPCO, as the seller, might challenge the enforceability of the indemnity provisions in the sale agreement. If a court were to hold that the indemnity provisions were unenforceable, we would be left with a claim for actual damages against the seller based on breach of contract principles, which would be subject to estimation and/or calculation by the court. We cannot give any assurance as to the result if any of the above-described actions or claims were made. Furthermore, we cannot give any assurance as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving SWEPCO.

The bankruptcy of SWEPCO might limit the remedies available to the trustee.

Upon an event of default for the storm recovery bonds under the indenture, the Securitization Act permits the trustee to enforce the security interest in the storm recovery property in accordance with the terms of the indenture. In this capacity, the trustee is permitted to request the 19th Judicial District Court of Louisiana to order the sequestration and payment to all storm recovery bondholders of all revenues arising with respect to the related storm recovery property. There can be no assurance, however, that the 19th Judicial District Court of Louisiana would issue this order after a SWEPCO bankruptcy in light of the automatic stay provisions of Section 362 of the United States Bankruptcy Code. In that event, the trustee would be required to seek an order from the bankruptcy court lifting the automatic stay to permit this action by the Louisiana court, and an order requiring an accounting and segregation of the revenues arising from the storm recovery property. There can be no assurance that a court would grant either order.

OTHER RISKS ASSOCIATED WITH AN INVESTMENT IN THE STORM RECOVERY BONDS

SWEPCO’s indemnification obligations under the sale agreement and the servicing agreement are limited and might not be sufficient to protect your investment in the storm recovery bonds.

SWEPCO is obligated under the sale agreement to indemnify us and the trustee, for itself and on behalf of the storm recovery bondholders, only in specified circumstances and will not be obligated to repurchase any storm recovery property in the event of a breach of any of its representations, warranties or covenants regarding the storm recovery property. Similarly, SWEPCO is obligated under the servicing agreement to indemnify us, the independent managers and the trustee, for itself and on behalf of the storm recovery bondholders only in specified circumstances. Please read “The Sale Agreement” and “The Servicing Agreement” in this prospectus.

Neither the trustee nor the storm recovery bondholders will have the right to accelerate payments on the storm recovery bonds as a result of a breach under the sale agreement or servicing agreement, absent an event of default under the indenture governing the storm recovery bonds as described in “Description of the Storm Recovery Bonds-What Constitutes an Event of Default on the Storm Recovery Bonds.” Furthermore, SWEPCO might not have sufficient funds available to satisfy its indemnification obligations under these agreements, and the amount of any indemnification paid by SWEPCO might not be sufficient for you to recover all of your investment in the storm recovery bonds. In addition, if SWEPCO becomes obligated to indemnify storm recovery bondholders, the ratings on the storm recovery bonds will likely be downgraded as a result of the circumstances causing the breach and the fact that storm recovery bondholders will be unsecured creditors of SWEPCO with respect to any of these indemnification amounts. SWEPCO will not indemnify any person for any loss, damages, liability, obligation, claim, action, suit or payment resulting solely from a downgrade in the ratings on the storm recovery bonds, or for any consequential damages, including any loss of market value of the storm recovery bonds resulting from a default or a downgrade of the ratings of the storm recovery bonds. Please read “The Sale Agreement—SWEPCO’s Representations and Warranties” and “—SWEPCO’s Obligation to Indemnify Us and the Trustee and to Take Legal Action” in this prospectus.

The credit ratings are no indication of the expected rate of payment of principal on the storm recovery bonds.

We expect that the storm recovery bonds will receive credit ratings from at least two nationally recognized statistical rating organizations (“NRSRO”). A rating is not a recommendation to buy, sell or hold the storm recovery bonds. The ratings merely analyze the probability that we will repay the total principal amount of the storm recovery bonds at the final maturity date (which is later than the scheduled final payment date) and will make timely interest payments. The ratings are not an indication that the rating agencies believe that principal payments are likely to be paid on time according to the expected sinking fund schedule.

Under Rule 17g-5 of the Exchange Act, NRSROs providing SWEPCO, as the sponsor, with the requisite certification will have access to all information posted on a website by SWEPCO for the purpose of determining the initial rating and monitoring the rating after the closing date in respect of the storm recovery bonds. As a result, an NRSRO other than the NRSRO hired by SWEPCO (the “hired NRSRO”) may issue ratings on the storm recovery bonds (“Unsolicited Ratings”), which may be lower, and could be significantly lower, than the ratings assigned by the hired NRSROs. The Unsolicited Ratings may be issued prior to, or after, the issuance date of the storm recovery bonds. Issuance of any Unsolicited Rating will not affect the issuance of the storm recovery bonds. Issuance of an Unsolicited Rating lower than the ratings assigned by the hired NRSRO on the storm recovery bonds might adversely affect the value of the storm recovery bonds and, for regulated entities, could affect the status of the storm recovery bonds as a legal investment or the capital treatment of the storm recovery bonds. Investors in the storm recovery bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the rating of a hired NRSRO. None of SWEPCO, us, the underwriters or any of their affiliates will have any obligation to inform you of any Unsolicited Ratings assigned after the date of this prospectus. In addition, if we or SWEPCO fail to make available to a non-hired NRSRO any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the storm recovery bonds, a hired NRSRO could withdraw its ratings on the storm recovery bonds, which could adversely affect the market value of the storm recovery bonds and/or limit your ability to resell the storm recovery bonds.

The storm recovery bonds’ credit ratings might affect the market value of the storm recovery bonds.

A downgrading of the credit ratings on the storm recovery bonds might have an adverse effect on the market value of the storm recovery bonds. Credit ratings may change at any time. A NRSRO has the authority to revise or withdraw its rating based solely upon its own judgment.

Alternatives to purchasing electricity through SWEPCO’s distribution facilities may be more widely utilized by customers in the future.

Broader use of distributed generation by SWEPCO’s customers may result from customers’ changing perceptions of the merits of utilizing existing generation technology or from technological developments resulting in smaller-scale, more fuel efficient, more environmentally friendly and/or more cost effective distributed generation. Storm recovery charges, which generally are base rate revenue-based, are applied to all existing and future Louisiana Commission-jurisdictional area customers who remain attached to SWEPCO’s (or its successor’s or assignee’s) electric transmission or distribution lines, and who, via such lines, receive any type service from SWEPCO (or its successor or assignee) under rate schedules or special contracts approved by the Louisiana Commission. Storm recovery charges will not be imposed on customers who do not receive transmission or distribution services from SWEPCO. Any customer who self-generates or co-generates electricity will be assessed storm recovery charges based upon the total firm and standby load served by SWEPCO. Technological developments and/or more widespread use of distributed generation might allow greater numbers of customers to reduce or eliminate their payment of storm recovery charges.

The absence of a secondary market for the storm recovery bonds might limit your ability to resell the storm recovery bonds.

The underwriters for the storm recovery bonds might assist in resales of the storm recovery bonds, but they are not required to do so. A secondary market for the storm recovery bonds might not develop. If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of the storm recovery bonds. We do not anticipate that the storm recovery bonds will be listed on any securities exchange. Please read “Plan of Distribution” in this prospectus.

You might receive principal payments for the storm recovery bonds later than you expect.

The amount and the rate of collection of the storm recovery charges for the storm recovery bonds, together with the related storm recovery charge adjustments, will generally determine whether there is a delay in the scheduled repayments of the storm recovery bonds principal. If the servicer collects the storm recovery charges at a slower rate than expected, it might have to request adjustments of the storm recovery charges. If those adjustments are not timely and accurate, you might experience a delay in payments of principal and interest and a decrease in the value of your investment in the storm recovery bonds. Please read “Description of the Storm Recovery Bonds” in this prospectus.

SWEPCO may cause the issuance, by another subsidiary or affiliated entity, of additional storm recovery bonds secured by additional storm recovery property that includes a nonbypassable charge on customers.

Any new issuance of storm recovery bonds by another subsidiary or affiliated entity of SWEPCO may include terms and provisions that would be unique to that particular issuance. SWEPCO has covenanted in the sale agreement that the satisfaction of the rating agency condition and the execution and delivery of an amendment or possible joinder to the intercreditor agreement are conditions precedent to the sale of additional storm recovery property or similar property consisting of nonbypassable charges payable by customers comparable to the storm recovery property to another subsidiary or affiliated entity. Please read “Sale Agreement—Covenants of the Seller” in this prospectus.

In the event a customer does not pay in full all amounts owed under any bill, including storm recovery charges, SWEPCO, as servicer, is required to allocate any resulting shortfalls in the collection of storm recovery charges ratably based on the amounts of storm recovery charges owed in respect of the storm recovery bonds, and amounts owed in respect of additional storm recovery bonds. However, if a dispute arises with respect to the allocation of such storm recovery charges or other delays occur on account of the administrative burdens of making such allocation, we cannot assure you that any new issuance of storm recovery bonds by another subsidiary or affiliated entity of SWEPCO would not cause reductions or delays in payment of principal and interest on your storm recovery bonds.

SWEPCO’s operations are subject to risks beyond its control, including cyber-security intrusions, terrorist attacks or other catastrophic events, which could limit SWEPCO’s operations and ability to service the storm recovery property.

SWEPCO operates in an industry that requires the use of sophisticated information technology systems and network infrastructure, which control an interconnected system of generation, distribution, and transmission systems shared with third parties. SWEPCO’s continued efforts to integrate, consolidate, and streamline its operations have also resulted in increased reliance on current and recently completed projects for technology systems, including but not limited to, a customer information and billing system, automated meter reading systems, and other similar technological tools and initiatives.

SWEPCO has been subject to attempted cyberattacks from time to time, but these attacks have not had a material impact on its system or business operations. A successful physical or cyber-security intrusion may occur despite SWEPCO’s security measures or those that it requires its vendors to take, which include compliance with reliability standards and critical infrastructure protection standards. Despite the implementation of security measures, all assets and systems are potentially vulnerable to disability, failures, or unauthorized access due to physical or cyber-security intrusions caused by human error, vendor bugs, terrorist attacks, or other malicious acts. If SWEPCO’s assets or systems were to fail, be physically damaged, or be breached, and were not recovered in a timely manner, SWEPCO may be unable to perform critical business functions, including the distribution of electricity and the metering and billing of customers, all of which could materially affect SWEPCO’s ability to bill and collect storm recovery charges or otherwise service the storm recovery property.

If the investment of collected storm recovery charges and other funds held by the trustee in the collection account results in investment losses or the investments become illiquid, you may receive payment of principal and interest on the storm recovery bonds later than you expect.

Funds held by the trustee in the collection account will be invested in eligible investments at the written direction of the servicer. Eligible investments include money market funds having a rating from Moody’s and S&P of “Aaa-mf” and “AAAm,” respectively. Although investments in these money market funds have traditionally been viewed as highly liquid with a low probability of principal loss, illiquidity and principal losses have been experienced by investors in certain of these funds as a result of disruptions in the financial markets in recent years. If investment losses or illiquidity is experienced, you might experience a delay in payments of principal and interest on the storm recovery bonds and a decrease in the value of your investment in the storm recovery bonds.

Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the storm recovery bonds.

Investors should be aware, and in some cases are required to be aware, of certain restrictions and obligations with regard to any securitisation (as such term is defined for purposes of the relevant legislation) imposed:

•	in the European Union (“EU”), pursuant to Regulation (EU) 2017/2402 (as amended, the “EU Securitization Regulation”);

•	in the non-EU member states of the European Economic Area (“EEA”), pursuant to the EU Securitization Regulation, to the extent (if at all) implemented or applicable in such member states; and

•

in the United Kingdom (“UK”), pursuant to Regulation (EU) 2017/2402, as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”) and as amended (including by the Securitisation (Amendment) (EU Exit) Regulations 2019) (the “UK Securitization Regulation”).

The EU Securitization Regulation imposes certain requirements (the “EU Investor Requirements”) with respect to “institutional investors” (as such term is defined for purposes of the EU Securitization Regulation), being: (a) insurance undertakings and reinsurance undertakings as defined in Directive 2009/138/EC; (b) subject to certain exceptions, institutions for occupational retirement provision falling within the scope of Directive (EU) 2016/2341, and certain investment managers and authorized entities appointed by such institutions; (c) alternative investment fund managers as defined in Directive 2011/61/EU which manage and/or market alternative investment funds in the EU; (d) certain internally-managed investment companies authorized in accordance with Directive 2009/65/EC, and management companies as defined in that Directive; and (e) credit institutions and investment firms as defined in Regulation (EU) No 575/2013 (as amended, the “EU CRR”) (and, in addition, the EU CRR makes provision as to the application of the EU Investor Requirements to certain consolidated affiliates, wherever established or located, of entities that are subject to the EU CRR).

The UK Securitization Regulation imposes certain requirements (the “UK Investor Requirements”) with respect to “institutional investors” (as such term is defined for purposes of the UK Securitization Regulation), being: (a) insurance undertakings and reinsurance undertakings as defined in the Financial Services and Markets Act 2000 (as amended, the “FSMA”); (b) occupational pension schemes as defined in the Pension Schemes Act 1993 that have their main administration in the UK, and certain fund managers of such schemes; (c) AIFMs as defined in the Alternative Investment Fund Managers Regulations 2013 which market or manage AIFs (as defined in such Regulations) in the UK; (d) UCITS as defined in the FSMA, which are authorized open ended investment companies as defined in the FSMA, and management companies as defined in the FSMA; (e) CRR firms as defined in Regulation (EU) No 575/2013, as it forms part of UK domestic law by virtue of the EUWA and as amended (the “UK CRR”); and (f) FCA investment firms as defined in the UK CRR (and, in addition, the UK CRR makes provision as to the application of the UK Investor Requirements to certain consolidated affiliates, wherever established or located, of entities that are subject to the UK CRR).

Any person subject to the EU Investor Requirements or the UK Investor Requirements (an “SR Investor”) is required (amongst other things), prior to investing in a securitization, to verify certain matters, including that (a) certain credit-granting requirements are satisfied, (b) the originator, sponsor or original lender retains on an ongoing basis a material net economic interest in the securitization which, in any event, will not be less than 5%, in accordance with the EU Securitization Regulation or the UK Securitization Regulation (as applicable to the relevant SR Investor), and discloses that risk retention, and (c) the originator, sponsor or securitization special purpose entity has, where applicable, made available information in accordance with the EU Securitization Regulation or the UK Securitization Regulation (as applicable).

Failure by an SR Investor to comply with the EU Securitization Regulation or the UK Securitization Regulation (as applicable) with respect to an investment in the storm recovery bonds may (in the case of an SR Investor that is subject to regulatory capital requirements) result in the imposition of a penalty regulatory capital charge on that investment, and may (in any case) result in other regulatory sanctions being imposed or corrective action being required.

Neither we nor SWEPCO nor any other party to the transactions described in this prospectus, intends, at any time, to retain a material net economic interest in such transactions, or to take any other action with regard to such transactions, in a manner prescribed or contemplated by the EU Securitization Regulation or the UK Securitization Regulation. In particular, no such party undertakes to take any action, or refrain from taking any action, for purposes of, or in connection with, compliance by any prospective investor (or any other Person) with any applicable requirement thereof.

Consequently, the storm recovery bonds may not be a suitable investment for an SR Investor. As a result, the price and liquidity of the storm recovery bonds in the secondary market may be adversely affected.

It is expected that, with effect from November 1, 2024, the UK Securitization Regulation and certain related measures will be repealed, and certain new laws, rules and guidance (the “Future UK Securitization Rules”) will be implemented. The scope and requirements of the Future UK Securitization Rules will be broadly similar to those of the UK Securitization Regulation and grandfathering such related measures, but there will be differences between the two regimes, some of which may be significant for affected parties. The Future UK Securitization Rules will (amongst other things) make provision with regard to the “” of any securitization in respect of which the securities were issued during the period from January 1, 2019 to October 31, 2024 (inclusive), such that, to the extent (and subject to the conditions) specified in the Future UK Securitization Rules, the relevant securitization will continue to be subject to the UK Securitization Regulation and the applicable related measures, notwithstanding their repeal.

Neither we nor SWEPCO, nor any other party to the transactions described in this prospectus, intends, at any time, to take any action in respect of such transactions for purposes of, or in connection with, any Person’s compliance with any Future UK Securitization Rules.

Prospective investors are responsible for analyzing their own legal and regulatory position and should consult with their own advisors and any relevant regulator or other authority, and make their own assessment, regarding the suitability of the storm recovery bonds for investment, and, in particular, the scope and applicability of the EU Securitization Regulation and the UK Securitization Regulation and any equivalent or similar requirements (including the Future UK Securitization Rules) and their compliance (where applicable) with any requirement thereof.

REVIEW OF STORM RECOVERY PROPERTY

Pursuant to the rules of the SEC, SWEPCO, as sponsor, has performed, as described below, a review of the storm recovery property underlying the storm recovery bonds. As required by these rules, the review was designed and effected to provide reasonable assurance that disclosure regarding the storm recovery property is accurate in all material respects. SWEPCO did not engage a third party in conducting its review.

The storm recovery bonds will be secured under the indenture by the indenture’s trust estate. The principal asset of the indenture’s trust estate is the storm recovery property. The storm recovery property is a present contract right authorized and created pursuant to the securitization provisions of the Securitization Act and an irrevocable financing order. The storm recovery property includes the irrevocable right to impose, bill, charge, collect and receive nonbypassable storm recovery charges in amounts sufficient to pay scheduled principal and interest and ongoing financing costs in connection with the storm recovery bonds, but excludes the Retained Rights of SWEPCO. The storm recovery charges are payable by all existing and future Louisiana Commission-jurisdictional area customers who remain attached to SWEPCO’s (or its successor’s or assignee’s) electric transmission and distribution lines and who, via such lines and subject to certain limitations specified in the securitization provisions of the Securitization Act and the financing order, receive any type of service from SWEPCO (or its successor) under rate schedules or special contracts approved by the Louisiana Commission. Storm recovery charges will be added to each customer’s bill as an adjustment which will be calculated as a percentage of the customer’s base rate revenue for the financing of storm recovery costs, storm damage reserve costs and financing costs. During the twelve months ended December 31, 2023, approximately 46% of SWEPCO’s total deliveries in the Louisiana Commission-jurisdictional area were to residential customers, approximately 36% were to commercial / small industrial customers and approximately 18% were to industrial customers. During the twelve months end December 31, 2023, approximately 96% were to retail customers at distribution voltage and 4% were to customers at transmission voltage. During the twelve months ended December 31, 2023, municipal-specific rate codes comprised approximately 2% of SWEPCO’s total retail electric revenues in the Louisiana Commission-jurisdictional area.

The storm recovery property is not a static pool of receivables or assets. Storm recovery charges authorized in the financing order are irrevocable and not subject to reduction, impairment, or adjustment by further action of the Louisiana Commission except that storm recovery charges are subject to semi-annual true-up adjustments to correct over-collections or under-collections, interim true-up adjustments to correct for under-collections and to provide the expected recovery of amounts sufficient to timely provide all scheduled payments of debt service and other required amounts and charges in connection with the storm recovery bonds. There is no “cap” on the level of storm recovery charges that may be imposed on electricity customers to meet scheduled principal of and interest on the storm recovery bonds. All revenues and collections resulting from storm recovery charges provided for in the financing order are part of the storm recovery property. The storm recovery property is described in more detail under “Description of the Storm Recovery Property” in this prospectus.

In the financing order, the Louisiana Commission, among other things:

•

orders that SWEPCO, as servicer, shall impose and collect from all Louisiana Commission-jurisdictional area customers required to pay or collect storm recovery charges under the financing order, storm recovery charges in an amount sufficient to provide for the timely recovery of our costs approved in the financing order (including payment of principal and interest on the storm recovery bonds and all other financing costs related to the storm recovery bonds on a timely basis),

•

orders that upon the transfer of the storm recovery property to us by SWEPCO, we shall be the owner of the rights to the storm recovery property and that SWEPCO as servicer is merely the collection agent for us, and

•

pledges that it will act under the financing order as expressly authorized by the securitization provisions of the Securitization Act to ensure the projected recovery of storm recovery charge revenues are sufficient to provide timely payment of the scheduled principal of and interest on the storm recovery bonds and all other financing costs.

Please read “The Securitization Act” and “SWEPCO’s Financing Order” in this prospectus for more information.

The characteristics of storm recovery property are unlike the characteristics of assets underlying mortgage and other commercial asset securitizations because storm recovery property is a creature of statute and state regulatory commission proceedings. Because the nature and characteristics of the storm recovery property and many elements of the storm recovery bonds securitization are set forth and constrained by the securitization provisions of the Securitization Act, SWEPCO, as sponsor, does not select the assets to be securitized in ways common to many securitizations. Moreover, the storm recovery bonds do not contain origination or underwriting elements similar to typical mortgage or other loan transactions involved in other forms of asset-backed securities. The securitization provisions of the Securitization Act and the Louisiana Commission require the imposition on, and collection of storm recovery charges from, all existing and future electric customers located within the Louisiana Commission-jurisdictional area. Since the storm recovery charges are assessed against all such customers and the true-up adjustment mechanism adjusts for the impact of customer defaults, the collectability of the storm recovery charges is not ultimately dependent upon the credit quality of particular SWEPCO customers, as would be the case in the absence of the true-up adjustment mechanism.

The review by SWEPCO of the storm recovery property underlying the storm recovery bonds has involved a number of discrete steps and elements as described in more detail below. First, SWEPCO has analyzed and applied the securitization provisions of the Securitization Act’s requirements for securitization of storm recovery costs in seeking approval of the Louisiana Commission for the issuance of the financing order and in its application for a financing order with respect to the characteristics of the storm recovery property to be created pursuant to the financing order. SWEPCO worked with its counsel in preparing the application for a financing order and with the Louisiana Commission on the terms of the financing order. Moreover, SWEPCO worked with its counsel and counsel to the underwriters in preparing the legal agreements that provide for the terms of the storm recovery bonds and the security for the storm recovery bonds. SWEPCO has analyzed economic issues and practical issues for the scheduled payment of the storm recovery bonds.

In light of the unique nature of the storm recovery property, SWEPCO has taken (or prior to the offering of the storm recovery bonds, will take) the following actions in connection with its review of the storm recovery property and the preparation of the disclosure for inclusion in this prospectus describing the storm recovery property, the storm recovery bonds and the proposed securitization:

•

reviewed the securitization provisions of the Securitization Act, the rules and regulations of the Louisiana Commission as they relate to the storm recovery property in connection with the preparation and filing of the application with the Louisiana Commission for the approval of the financing order in order to confirm that the application and proposed financing order satisfied applicable statutory and regulatory requirements;

•	actively participated in the proceeding before the Louisiana Commission relating to the approval of the requested financing order;

•

compared the financing order, as issued by the Louisiana Commission, to the securitization provisions of the Securitization Act and the rules and regulations of the Louisiana Commission as they relate to the storm recovery property to confirm that the financing order met such requirements;

•

compared the proposed terms of the storm recovery bonds to the applicable requirements in the securitization provisions of the Securitization Act, the financing order and the regulations of the Louisiana Commission to confirm that they met such requirements;

•

prepared and reviewed the agreements to be entered into in connection with the issuance of the storm recovery bonds and compared such agreements to the applicable requirements in the securitization provisions of the Securitization Act, the financing order and the regulations of the Louisiana Commission to confirm that they met such requirements;

•

reviewed the disclosure in this prospectus regarding the securitization provisions of the Securitization Act, the financing order and the agreements to be entered into in connection with the issuance of the storm recovery bonds, and compared such descriptions to the relevant securitization provisions of the Securitization Act, the financing order and such agreements to confirm the accuracy of such descriptions;

•

consulted with legal counsel to assess if there is a basis upon which the storm recovery bondholders (or the trustee acting on their behalf) could successfully challenge the constitutionality of any legislative action by the State of Louisiana (including the Louisiana Commission) that could repeal or amend the securitization provisions of the Securitization Act that could substantially impair the value of the storm recovery property, or substantially reduce, alter or impair the storm recovery charges;

•

reviewed the process and procedures in place for it, as servicer, to perform its obligations under the servicing agreement, including without limitation, billing and collecting the storm recovery charges to be provided for under the storm recovery property, forecasting storm recovery charge revenues, preparing and filing applications for true-up adjustments to the storm recovery charges and enforcing credit standards;

•	reviewed the operation of the true-up mechanism for adjusting storm recovery charge levels to meet the scheduled payments on the storm recovery bonds; and

•

with the assistance of the underwriters, prepared financial models in order to set the initial storm recovery charges to be provided for under the storm recovery property at a level sufficient to pay on a timely basis scheduled principal and interest on the storm recovery bonds.

In connection with the preparation of such models, SWEPCO:

•	reviewed (i) the historical electric usage and customer growth within SWEPCO’s customer base and (ii) forecasts of expected energy sales and customer growth; and

•

analyzed the sensitivity of the weighted average life of the storm recovery bonds in relation to variances in actual electricity consumption levels (electric sales at distribution voltage) from forecasted levels and in relation to the true-up mechanism in order to assess the probability that the weighted average life of the storm recovery bonds may be extended as a result of such variances, and in the context of the operation of the true-up mechanism for adjustment of storm recovery charges to address under- or over-collections in light of scheduled payments on the storm recovery bonds.

As a result of this review, SWEPCO has concluded that:

•

the storm recovery property, the financing order and the agreements to be entered into in connection with the issuance of the storm recovery bonds meet in all material respects the applicable statutory and regulatory requirements;

•

the disclosure in this prospectus regarding the securitization provisions of the Securitization Act, the financing order and the agreements to be entered into in connection with the issuance of the storm recovery bonds is as of its date, accurate in all material respects;

•	the servicer has adequate processes and procedures in place to perform its obligations under the servicing agreement;

•

storm recovery charge revenues, as adjusted from time to time as provided in the securitization provisions of the Securitization Act and the financing order, are expected to be sufficient to pay on a timely basis scheduled principal and interest on the storm recovery bonds; and

•

the design and scope of SWEPCO’s review of the storm recovery property as described above is effective to provide reasonable assurance that the disclosure regarding the storm recovery property in this prospectus is accurate in all material respects.

DESCRIPTION OF THE STORM RECOVERY PROPERTY

Creation of Storm Recovery Property; Financing Order

The Securitization Act defines storm recovery property as the rights and interests of an electric utility or successor or assignee of the electric utility under a financing order, including the right to impose, bill, charge, collect and receive storm recovery charges authorized in the financing order and to obtain periodic adjustments to such charges as may be provided in the financing order. The storm recovery bonds will be secured by the storm recovery property, as well as the other collateral described under “Description of the Storm Recovery Bonds—The Security for the Storm Recovery Bonds.”

In addition to the right to impose, bill, charge, collect and receive storm recovery charges, the financing order:

•	authorizes the transfer of the storm recovery property to us and the issuance of storm recovery bonds;

•

establishes procedures for periodic true-up adjustments to storm recovery charges in the event of over-collection or under-collection and interim true-up adjustments if the servicer forecast insufficient storm recovery charge collections; and

•

provides and pledges that after the earlier of the transfer of the storm recovery property to an assignee or the issuance of storm recovery bonds authorized by the financing order, the financing order is irrevocable and may not be amended, modified, or terminated by any subsequent action of the Louisiana Commission (except for the true-up mechanism adopted by the Louisiana Commission or in connection with a refinancing or refunding; provided, however, that for the avoidance of any doubt we do not have the right to redeem the storm recovery bonds before their scheduled maturity date).

A form of issuance advice letter and a form of rate schedule rider are attached to the financing order. We will complete and file both documents with the Louisiana Commission immediately after the pricing of the storm recovery bonds. The issuance advice letter confirms to the Louisiana Commission the interest rate and expected sinking fund schedule for the storm recovery bonds and sets forth the actual dollar amount of the initial storm recovery charges as described below under “SWEPCO’s Financing Order—Issuance Advice Letter.” The Louisiana Commission’s review of the issuance advice letter will be limited to determining that the final structuring, terms and pricing of the storm recovery bonds are consistent with the criteria established in the financing order and that the mathematical calculations are accurate.

Rate Schedule Rider; Storm Recovery Charges

The rate schedule rider establishes the initial storm recovery charges. It also implements the procedures for periodic adjustments to the storm recovery charges, the payment of storm recovery charges and the semi-annual procedures allowing SWEPCO as servicer to reconcile the amount of storm recovery charges remittances with the periodic payment requirement.

The storm recovery charges will be payable by all existing and future Louisiana Commission-jurisdictional area customers who remain attached to SWEPCO’s (or its successor’s or assignee’s) electric transmission or distribution lines, and who, via such lines, receive any type of service from SWEPCO (or its successor or assignee) under rate schedules or special contracts approved by the Louisiana Commission.

For purposes of billing storm recovery charges, each customer will be designated as a customer belonging to one of the storm recovery charge customer classes set forth below split among the transmission and distribution functions. In accordance with the financing order there will be a blended 17.7% transmission allocation and a blended 82.3% distribution allocation, with the customer class allocations within each function updated with future base rate proceedings without modifying the allocation between the transmission function and the distribution function. Under the terms of the financing order, SWEPCO will initially allocate the storm recovery charges among the storm recovery charge customer classes as follows:

Storm Recovery Charge Customer Classes

Customer Class	Transmission Function (17.7%)	Distribution Function (82.3%)
Residential	55.08%	56.67%
Commercial / Small Industrial	41.76%	40.11%
Transmission	2.10%	0.00%
Municipal	1.00%	1.20%
Lighting	0.05%	2.01%

Total*	100.00%	100.00%

*	Totals may not add up due to rounding.

The financing order provides that, if updated customer class allocation factors are approved by the Louisiana Commission in a future base rate proceeding, the functional customer class allocation factors will be updated in the subsequent rate schedule rider factor filing following the base rate case final order. Base rate revenue includes all retail base rate revenues with the exception of revenues associated with miscellaneous services, fees, fuel costs and facility rentals. Facilities charges paid by customers taking service in accordance with lighting rates providing for such charges will be considered base rate revenues.

The nonbypassable charge applicable to each storm recovery charge customer class for any period will be determined based on the allocation percentage of such class and the periodic billing requirement, which includes the amount necessary to make payments on the storm recovery bonds for the related period, and the most recent annual base revenue forecast. The periodic billing requirement represents the aggregate dollar amount of the storm recovery charges that must be billed so that the projected storm recovery charge collections will be timely and sufficient to meet the entire aggregate periodic payment requirement for that period, based upon: (i) forecast usage data for the period; (ii) forecast uncollectibles for the period; and (iii) forecast lags in collection of billed storm recovery charges for the period. In the true-up process, the over- or under-collection from any prior period will be added to or subtracted from, as the case may be, the periodic billing requirement for the upcoming period. The transmission customer class, all of which take service at transmission voltage, shall be allocated none of the 82.3% distribution portion of the periodic billing requirements.

The true-up adjustment methodology approved in the financing order requires that any delinquencies or under-collections in one customer class will be taken into account in the application of the true-up mechanism to adjust the storm recovery charges for all customers, not just the class of customers from which the delinquency or under-collection arose.

The storm recovery charges will be calculated as a percentage of each customer’s base rate revenue for all of the financing of storm recovery costs, storm damage reserve costs and financing costs. The percentage of the total bill received by an average customer that such storm recovery charges represent, is set forth below. These storm recovery charges will be adjusted semi-annually, or more frequently under certain circumstances, by the servicer in accordance with its filings with the Louisiana Commission.

The initial storm recovery charge would represent approximately   % of the total bill for a typical 1,000 kWh/month Louisiana Commission-jurisdictional area residential customer as of     , 2024.

Billing and Collection Terms and Conditions

SWEPCO bills its customers, on average, every business day based on a 21 day cycle calendar. Residential and most commercial customers are billed in established cycles, with the total number of days between meter readings ranging from 28 to 30 days. Commercial and industrial customers with more complex billing arrangements (normally dictated by contractual terms) are manually billed on a calendar month basis.

Storm recovery charges for customers choosing to self-generate or co-generate will be assessed based on the total amount, in the aggregate, of their firm and standby load served by SWEPCO. Customers utilizing standby service will continue to pay a proportional share of the storm recovery charges, which will include a customer component so that even accounts which may for various reasons require no energy usage on a monthly basis will contribute to the collection of storm recovery charges.

Storm recovery charges will be collected by the servicer. Storm recovery charges will be deposited by the servicer into the collection account under the terms of the indenture and the servicing agreement. The servicer will deposit in the collection accounts payments of storm recovery charges each business day based on estimated daily collections (subject to subsequent reconciliation with actual customer receipts) in accordance with the procedures described below under “The Servicing Agreement —Remittances to Collection Account.”

So long as the intercreditor agreement and joinder is in effect, SWEPCO will allocate, or cause to be allocated, amounts owed to us and the other recipients of remittances described therein in accordance with the terms of the intercreditor agreement and joinder. Any amounts collected by SWEPCO that represent partial payments of, (A) if the intercreditor agreement and joinder remains in effect, the portion of the customer bill allocable to storm recovery charges pursuant to the terms of the intercreditor agreement and joinder, or (B) otherwise, the amount paid by a customer will be applied to all charges on such customer’s bill, including without limitation electric service charges and all storm recovery charges (under the financing order or future financing orders) and all similar securitization charges, based, as to a bill with charges covering more than one month, on the chronological order of billing, and, as to those charges with the same billing date, on a pro-rata basis. In addition, subject to any applicable intercreditor agreement and joinder, in the event SWEPCO sponsors future offerings of storm recovery bonds or other securitization bonds, partial collections representing storm recovery charges and any other similar securitization charges shall be allocated among all such securitization bonds on a pro-rata basis based upon the amounts billed with respect to each issuance of securitization bonds, provided that late fees and charges may be allocated to the servicer as provided in the rate schedule rider.

THE SECURITIZATION ACT

Overview

In May 2006, the Louisiana Legislature established the Louisiana Electric Utility Storm Recovery Securitization Act, providing for a financing mechanism though which electric utilities can use securitization financing for storm recovery costs, including the financing of storm recovery reserves, by issuing “storm recovery bonds.” Storm recovery bonds must be approved in a financing order issued by the Louisiana Commission. This provision of Louisiana law, the Securitization Act, as amended, is codified at La. R.S. 45:1226-1240. A Louisiana electric utility subject to the jurisdiction of the Louisiana Commission needs to apply to the Louisiana Commission in order for a financing order under the Securitization Act to authorize the issuance of storm recovery bonds.

SWEPCO’s service territory in Louisiana was struck by two hurricanes: Laura (August 27, 2020) and Delta (October 9, 2020), causing substantial damage to SWEPCO’s transmission and distribution facilities. In 2021, SWEPCO’s service territories were impacted by winter storm Uri (February 14, 2021), causing power outages due to prolonged freezing temperatures. On June 16, 2023, hurricane-force straight-line winds left nearly a quarter of a million customers without power in SWEPCO’s three retail service territories. SWEPCO has already funded and paid most of the storm recovery costs relating to these storms. SWEPCO applied for a financing order under the Securitization Act, which was issued on July 3, 2024, following a vote of the Louisiana Commission on June 19, 2024. The financing order became final and nonappealable on August 20, 2024.

Under the Securitization Act and the financing order, SWEPCO’s customers will pay storm recovery charges, which are nonbypassable charges included in their monthly charges for electric service. Storm recovery charges will fund payments of principal and interest on the storm recovery bonds, together with related financing costs. Storm recovery charges will be collected by SWEPCO, as initial servicer, or its successor, as provided for in the financing order. Storm recovery charges are required to be adjusted at least semi-annually, and more frequently as necessary, to ensure the projected recovery of amounts sufficient to provide timely payment of the scheduled principal, interest and other required amounts in connection with the storm recovery bonds for each of the next two succeeding bond payment dates (or, in the case of certain quarterly true-up adjustments, the period ending on the next bond payment date).

SWEPCO and Other Utilities May Securitize Storm Recovery Costs and Related Financing and Ongoing Costs

We May Issue Storm Recovery Bonds to Recover SWEPCO’s Storm Recovery Costs.

Under the Securitization Act and the plenary power granted to the Louisiana Commission under the Louisiana Constitution, the Louisiana Commission may issue financing orders approving the issuance of storm recovery bonds, such as the storm recovery bonds, to recover certain costs of an electric utility, including storm recovery costs, upfront and ongoing financing costs associated with the issuance of storm recovery bonds, and the cost of funding storm recovery reserves. A utility, its successors or a third-party assignee of a utility may issue storm recovery bonds. The Securitization Act requires the proceeds of the storm recovery bonds to be used for the purposes of recovering or financing storm recovery costs, financing costs and costs to replenish or fund storm recovery reserves, solely as determined by the Louisiana Commission. The storm recovery bonds are secured by and payable from storm recovery property, which includes the right to impose, bill, charge, collect and receive storm recovery charges, to obtain periodic adjustments to such charges as provided in the financing order (but excludes the Retained Rights of SWEPCO) and all revenues, collections, claims, rights to payments, payments, money or proceeds arising from the foregoing rights and interests. The storm recovery property does not include SWEPCO’s rights to earn and recover the authorized rate of return on SWEPCO’s capital investment in us, or to receive the annual administrative fee and annual servicing fee and expenses under the contracts approved pursuant to the financing order (collectively, the “Retained Rights”). Under the financing order, the storm recovery bonds may have a legal maximum maturity of approximately 15 years. Under SWEPCO’s 2024 revenue requirement order, storm recovery costs generally are to be allocated to customers in the same manner as the corresponding facilities and related expenses are allocated in SWEPCO’s base rates. Storm recovery charges can be imposed only when and to the extent that storm recovery bonds are issued.

The Securitization Act contains a number of provisions designed to facilitate the securitization of storm recovery costs and related upfront and ongoing financing costs.

Creation of Storm Recovery Property.

As authorized by the Securitization Act, and provided by the financing order, as of the effective date of the financing order, there was created and established for SWEPCO storm recovery property, which is a contract right in favor of SWEPCO, its transferees and other financing parties, to impose, bill, charge, collect and receive storm recovery charges from SWEPCO’s customers.

A Financing Order is Irrevocable.

A financing order, once effective, together with the storm recovery charges authorized in such financing order, is irrevocable and not subject to amendment or modification by the Louisiana Commission, except for true-up adjustments pursuant to the Securitization Act in order to correct over-collections or under-collections and to ensure the projected recovery of amounts sufficient to provide timely payment of debt service and all other upfront and ongoing financing costs in connection with the related storm recovery bonds. Although a financing order is irrevocable, the Securitization Act allows for applicants to apply for one or more new financing orders to provide for retiring and refunding storm recovery bonds if such retirement or refunding would result in lower storm recovery charges.

State and Louisiana Commission Pledges.

The State of Louisiana has pledged in the Securitization Act that it will not alter the provisions of the part of the Securitization Act which authorizes the Louisiana Commission to create a contract right by the issuance of a financing order, to create storm recovery property, and to make the storm recovery charges imposed by a financing order irrevocable, binding and nonbypassable charges, take or permit any action that would impair the value of the storm recovery property, or, except for true-up adjustments discussed in “SWEPCO’s Financing Order—True-ups” and “The Servicing Agreement —Storm Recovery Charge Adjustment Process,” reduce, impair, postpone, terminate or otherwise adjust the storm recovery charges to be imposed, collected and remitted to storm recovery bondholders until the principal, interest and premium, if any, and any other charges incurred and contracts to be performed in connection with the related storm recovery bonds have been paid and performed in full. However, nothing will preclude limitation or alteration if and when full compensation is made by law for the full protection of the storm recovery charges collected pursuant to the financing order and the full protection of the storm recovery bondholders and any assignee or financing party. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions.”

The Louisiana Commission has jurisdiction over SWEPCO pursuant to Article 4, Section 21, of the Louisiana Constitution. The plenary powers granted to the Louisiana Commission under the Louisiana Constitution means that the Louisiana Commission has power independent of the State legislature. Accordingly, independent from and in addition to the pledge contained in the Securitization Act, the Louisiana Commission has pledged in the financing order that (i) the financing order is irrevocable until the indefeasible (i.e., not voidable) payment in full of the storm recovery bonds and the related financing costs, and (ii) it may not amend, modify or terminate the financing order by any subsequent action or reduce, impair, postpone, terminate, or otherwise adjust storm recovery charges approved in the financing order, provided that nothing in clause (ii) shall preclude limitation or alteration if and when full compensation is made by law for the full protection of the storm recovery charges collected pursuant to the financing order and the full protection of the storm recovery bondholders and any assignee or financing party. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions.”

Constitutional Matters

To date, no federal or Louisiana cases addressing the repeal or amendment of the Securitization Act or securitization provisions analogous to those contained in the Securitization Act have been decided. There have been cases in which federal courts have applied the Contract Clause of the United States Constitution and Louisiana courts have applied the Contract Clause of the Louisiana Constitution to strike down legislation regarding similar matters, such as legislation reducing or eliminating taxes, public charges or other sources of revenues servicing other types of bonds issued by public instrumentalities or private issuers, or otherwise substantially impairing or eliminating the security for bonds or other indebtedness.

Based upon this case law, (a) Sidley Austin LLP, counsel to SWEPCO and us, expects to deliver an opinion, prior to the closing of the offering of the storm recovery bonds described in this prospectus, to the effect that, for the purposes of the Contract Clause of the United States Constitution, the State of Louisiana legislative pledge and Louisiana Commission pledge described above unambiguously indicates the State of Louisiana’s intent to be bound with the storm recovery bondholders and, subject to all of the qualifications, limitations and assumptions set forth in its opinion, supports the conclusion that, for the purposes of the Contract Clause of the United States Constitution, the language of those pledges supports the conclusion that the State of Louisiana meant, through those pledges, to create a contractual relationship between the State of Louisiana and the storm recovery bondholders that falls within the scope of the Federal Contract Clause and, (b) with regard to Louisiana, Wilkinson, Carmody & Gilliam, as Louisiana counsel to SWEPCO and us, expects to deliver an opinion, prior to the closing of the offering of the storm recovery bonds described in this prospectus, to the effect the State of Louisiana legislative pledge not to take any action that impairs the value of the storm recovery property or alter the pertinent provisions of the Securitization Act unambiguously indicates the State of Louisiana’s intent to be bound with the storm recovery bondholders and, subject to all of the qualifications, limitations and assumptions set forth in its opinion, supports the conclusion that the Legislative Pledge constitutes a binding contractual relationship between the State of Louisiana and the storm recovery bondholders for purposes of Louisiana Contracts Clauses.

Subject to all of the qualifications, limitations and assumptions set forth in such opinions, including that any impairment of the contract be “substantial,” (a) the opinion of Sidley Austin LLP, with respect to the Contract Clause of the United States Constitution, is expected to state that, absent a demonstration by the State that such actions are necessary to further a significant and legitimate public purpose, the storm recovery bondholders (or the indenture trustee acting on their behalf) could successfully challenge under the Federal Contract Clause the constitutionality of any legislation which becomes law or any action through the Louisiana Commission related to the exercise of the Louisiana Commissions constitutionally granted powers, including rescission or amendment of the Securitization Act or the financing order, that in either case impairs the value of the storm recovery property or the storm recovery charges (other than as contemplated under true-up and refinancing mechanisms contemplated by the Securitization Act and the financing order) so as to impair the terms of the indenture or the storm recovery bonds, or the rights and remedies of the storm recovery bondholders, prior to the time that the storm recovery bonds are fully paid and discharged and (b) the opinion of Wilkinson, Carmody & Gilliam, with respect to the Contract Clause of the Louisiana Constitution, is expected to state that the Louisiana Supreme Court has described the Contract Clause of the Louisiana Constitution as “virtually identical” and “substantially equivalent” to the Federal Contract Clause in these circumstances and that a reviewing court of competent jurisdiction would hold that the State of Louisiana could not constitutionally repeal or amend the Securitization Act or take any other action contravening the State of Louisiana’s pledge and creating an impairment (without, as the Securitization Act requires, providing full compensation by law for the full protection of the storm recovery charges to be collected pursuant to the financing order and full protection of the storm recovery bondholders), unless such court would determine that such impairment clearly is a reasonable and necessary exercise of the State of Louisiana’s sovereign powers based upon reasonable conditions and of a character reasonable and appropriate to the emergency or other significant and legitimate public purpose justifying such action.

In addition, any action of the Louisiana legislature adversely affecting the storm recovery property or the ability to collect storm recovery charges may be considered a “taking” under the United States or Louisiana Constitutions. Sidley Austin LLP has advised us that it is not aware of any federal, and Wilkinson, Carmody & Gilliam has advised us that it is not aware of any Louisiana, court cases addressing the applicability of the Takings Clause of the United States or Louisiana Constitution, respectively, in a situation analogous to that which would be involved in an amendment or repeal of the Securitization Act. It is possible that a court would decline even to apply a Takings Clause analysis to a claim based on an amendment or repeal of the Securitization Act, because, for example, a court might determine that a Contract Clause analysis rather than a Takings Clause analysis should be applied. Assuming a Takings Clause analysis were applied under the United States Constitution or the Louisiana Constitution (a) Sidley Austin LLP is expected to render an opinion, prior to the closing of the offering of the storm recovery bonds described in this prospectus, to the effect that, under the existing case law, a reviewing court of competent jurisdiction would hold, subject to all of the qualifications, limitations and assumptions set forth in its opinion, if the court concludes that the storm recovery property is protected by the Takings Clause of the United States Constitution, that the State of Louisiana would be required to pay just compensation to storm recovery bondholders if the State of Louisiana’s repeal or amendment of the Securitization Act or taking of any other action in contravention of the State of Louisiana’s pledge (i) constituted a permanent appropriation of a substantial property interest of the storm recovery bondholders in the storm recovery property or denied all economically productive use of the storm recovery property; (ii) destroyed the storm recovery property other than in response to emergency conditions; or (iii) substantially reduced, altered, limited or impaired the value of the storm recovery property or the storm recovery charges (other than as contemplated under true-up and refinancing mechanisms contemplated by the Securitization Act and the financing) or otherwise unduly interfered with the reasonable expectations of the storm recovery bondholders arising from their investments in the storm recovery bonds and (b) Wilkinson, Carmody & Gilliam is expected to render an opinion, prior to the closing of the offering of the storm recovery bonds described in this prospectus, to the effect that, under the existing case law, a reviewing court of competent jurisdiction would hold, subject to all of the qualifications, limitations and assumptions set forth in its opinion, if the court concludes that the storm recovery property is protected by the Takings Clause of the Louisiana Constitution, that the State of Louisiana would be required to pay just compensation to storm recovery bondholders, as determined by such court, if the State of Louisiana Legislature repealed or amended the Securitization Act or took any other action contravening the State of Louisiana’s legislative pledge, if the court determines doing so constituted a permanent appropriation of a substantial property interest of the storm recovery bondholders in the storm recovery property and deprived the storm recovery bondholders of their reasonable expectations arising from their investments in the storm recovery bonds. In examining whether action of the Louisiana legislature amounts to a regulatory taking, both federal and state courts will consider the character of the governmental action, the economic impact of the governmental action on the storm recovery bondholders, and the extent to which the governmental action interferes with distinct investment-backed expectations. There is no assurance, however, that, even if a court were to award just compensation, it would be sufficient for you to recover fully your investment in the storm recovery bonds.

In connection with the foregoing, Sidley Austin LLP has advised us that issues relating to the Contract and Takings Clauses of the United States Constitution, and Wilkinson, Carmody & Gilliam has advised us that issues relating to the Contract and Takings Clauses of the Louisiana Constitution, are essentially decided on a case-by-case basis and that the courts’ determinations, in most cases, appear to be strongly influenced by the facts and circumstances of the particular case, and each has further advised us that there are no reported controlling judicial precedents that are directly on point. The opinions described above will be subject to the qualifications included in them. The degree of impairment necessary to meet the standards for relief under a Takings Clause analysis or Contract Clause analysis could be substantially in excess of what a storm recovery bondholder would consider material.

In addition, Sidley Austin LLP expects to render an opinion, prior to the closing of the offering of the storm recovery bonds described in this prospectus, to the effect that under existing case law, a reviewing court of competent jurisdiction would hold that the Securitization Act is constitutional in all material respects under the United States Constitution and, subject to all of the qualifications, limitations and assumptions set forth in its opinion, that the State Pledge does not constitute an impermissible attempt to “contract away” the police power of the State of Louisiana, and will not be disregarded under the reserved powers doctrine, and Wilkinson, Carmody & Gilliam expects to render an opinion, prior to the closing of the offering of the storm recovery bonds described in this prospectus, to the effect that the Securitization Act has been duly enacted by the Louisiana legislature and is in effect as of the closing of the offering, and is constitutional in all material respects under the Louisiana Constitution.

We and SWEPCO will file a copy of each of the Sidley Austin LLP and Wilkinson, Carmody & Gilliam opinions as exhibits to an amendment to the registration statement of which this prospectus is a part, or to one of our periodic filings with the SEC.

For a discussion of risks associated with potential judicial, legislation or regulatory actions, please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions.”

The Louisiana Commission May Adjust Storm Recovery Charges

The Securitization Act authorizes the Louisiana Commission to provide, and the Louisiana Commission has provided, in the financing order, that storm recovery charges be adjusted at least semi-annually (and, beginning 12 months prior to the scheduled final payment date of bonds, quarterly). The purposes of these adjustments are:

•	to correct any over-collections or under-collections during the preceding six months, and

•

to ensure the projected recovery of amounts sufficient to provide timely payment of debt service and all other financing costs (including any necessary replenishment of the capital subaccount) during each of the next two succeeding bond payment dates (or, in the case of the quarterly adjustments, the period ending on the next bond payment date).

Storm Recovery Charges Are Nonbypassable

The Securitization Act provides that the storm recovery charges are nonbypassable subject to the terms of the financing order. Under the financing order, “nonbypassable” means SWEPCO and any other entity providing electric transmission or distribution services are required to collect and must remit, consistent with the financing order, the nonbypassable storm recovery charges that are applied to all existing and future Louisiana Commission-jurisdictional area customers who remain attached to SWEPCO’s (or its successor’s or assignee’s) electric transmission or distribution lines, and who, via such lines, receive any type service from SWEPCO (or its successor or assignee) under rate schedules or special contracts approved by the Louisiana Commission, even if the customer elects to purchase electricity from alternative electricity suppliers due to a fundamental change in the regulation of public utilities in Louisiana or due to any other reason. Any customer who self-generates or co-generates electricity will be assessed storm recovery charges based upon the total firm and standby load served by SWEPCO. Customers utilizing standby service will continue to pay a proportional share of the storm recovery charges, so that even accounts which require no energy usage on a monthly basis will pay some storm recovery charges. Any customer who completely severs interconnection with SWEPCO may become exempt from continued payment of the storm recovery charges. The Louisiana Commission will ensure that such obligations are undertaken and performed by SWEPCO or any other entity providing electric transmission and distribution services, or in the event that transmission and distribution services are not provided by a single entity, by an entity providing transmission or distribution services to SWEPCO’s Louisiana Commission-jurisdictional area customers designated by the Louisiana Commission in connection with an order relating to such split. If the retail sale and distribution of electricity in Louisiana becomes restructured so that customers may elect to receive their supply service from another provider, such selection of another provider will not allow such customers to bypass the storm recovery charge, so long as they continue to be attached to SWEPCO’s transmission or distribution lines. In the event of such restructuring, those customers who choose another provider for partial or full electricity supply requirements, but remain attached to SWEPCO transmission or distribution lines, would be assessed storm recovery charges at the highest peak demand imposed on SWEPCO’s system by demand metered customers and the highest peak consumption level of customers who are not demand metered, in each case during the twelve months immediately preceding the switch.

The Securitization Act Protects the Storm Recovery Bondholders’ Security Interest on Storm Recovery Property

The Securitization Act provides that a valid and enforceable security interest in storm recovery property will attach only after the issuance of a financing order, the execution and delivery of a security agreement in connection with the issuance of the storm recovery bonds and the receipt of value for the storm recovery bonds. The security interest attaches automatically at the time when all of the foregoing conditions have been met.

Upon perfection by filing a financing statement, under Section 1231(D) of the Securitization Act and otherwise in accordance with the Louisiana Uniform Commercial Code, the security interest will be a perfected security interest in the storm recovery property and all proceeds of the storm recovery property, whether accrued or not, and will have priority in the order of perfection and take precedence over any subsequent lien creditor. The servicer pledges in the servicing agreement to file all necessary continuation statements.

The Securitization Act provides that priority of transfers of and security interests in storm recovery property will not be impaired by:

•	commingling of funds arising from storm recovery charges with other funds, or

•	modifications to the financing order.

Please read “Risk Factors—Risks Associated with the Unusual Nature of the Storm Recovery Property.”

The Securitization Act Characterizes the Transfer of Storm Recovery Property as a True Sale

The Securitization Act provides that an electric utility’s or an assignee’s transfer of storm recovery property is a “true sale” under Louisiana law and is not a secured transaction, and that the transferor’s right, title, and interest in, to, and under the storm recovery property passes to the transferee, if the agreement governing that transfer expressly states that the transfer is a sale or other absolute transfer. Please read “The Sale Agreement” and “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer.”

SWEPCO’S FINANCING ORDER

Background. SWEPCO’s service territory was struck by two hurricanes: Laura (August 27, 2020) and Delta (October 9, 2020), causing substantial damage to SWEPCO’s transmission and distribution facilities. In 2021, SWEPCO’s service territories were impacted by winter storm Uri (February 14, 2021), causing power outages due to prolonged freezing temperatures. On June 16, 2023, hurricane-force straight-line winds left nearly a quarter of a million customers without power in SWEPCO’s three retail service territories. On October 18, 2021, SWEPCO made a filing with the Louisiana Commission requesting authorization for SWEPCO to securitize its storm recovery costs for hurricanes Laura and Delta and winter storm Uri. On July 31, 2023, SWEPCO made a supplemental filing with the Louisiana Commission requesting an increase in the amount to recover the costs for hurricane Laura and hurricane Delta, winter storm Uri and a separate storm reserve to cover costs associated with the June 2023 storms and for future storms. On July 3, 2024, the Louisiana Commission issued its final order determining that SWEPCO is entitled, pursuant to the Securitization Act, to finance, through the issuance of storm recovery bonds in the amount of approximately $343.0 million, equal to the sum of: (a) up to $180.0 million of Louisiana Commission-jurisdictional area storm recovery costs, plus (b) the costs of a storm recovery reserve in the amount of $150.0 million as an amount segregated on the balance sheet on SWEPCO as a liability (but not in a separately managed bank account), plus (c) upfront financing costs, which are estimated at $6.6 million, and are subject to further review by the Louisiana Commission, plus (d) on-going carrying charges, which are estimated at $6.4 million, plus or minus (e) adjustments pursuant to the issuance advice letter, including to reflect the costs of any approved credit enhancement and any approved rounding. The financing order also authorized: (1) SWEPCO’s proposed financing structure and issuance of the storm recovery bonds; (2) creation of the storm recovery property, including the right for the imposition, collection and periodic adjustments of storm recovery charges sufficient to pay the storm recovery bonds and associated financing costs; (3) the sale of the storm recovery property by SWEPCO to us; and (4) a rate schedule rider to implement the storm recovery charges. The financing order became final and nonappealable on August 20, 2024, and the revenue requirement order became final and nonappealable on August 20, 2024.

We have filed the financing order with the SEC as an exhibit to the registration statement of which this prospectus forms a part.

The financing order provides that the true-up mechanism and all other obligations of the State of Louisiana and the Louisiana Commission set forth in the financing order are direct, explicit, irrevocable and unconditional upon issuance of the storm recovery bonds, and are legally enforceable against the State of Louisiana and the Louisiana Commission.

Issuance of Storm Recovery Bonds. The financing order authorizes SWEPCO to cause us to issue storm recovery bonds in an aggregate principal amount of approximately $343.0 million.

Collection of Storm Recovery Charges. The financing order authorizes SWEPCO to collect storm recovery charges from its customers in an amount sufficient at all times to provide for recovery of SWEPCO’s remaining unrecovered storm recovery costs and upfront and ongoing financing costs, which include principal and interest and certain ongoing fees and expenses associated with the storm recovery bonds.

There is no “cap” on the level of storm recovery charges that may be imposed on customers to pay on a timely basis scheduled principal and interest on the storm recovery bonds. There is also no limit on how long storm recovery charges may be imposed; pursuant to the financing order, the charges will be imposed until the storm recovery bonds and all related financing costs have been paid in full.

Issuance Advice Letter. Following the determination of the final terms of the storm recovery bonds and prior to their issuance, SWEPCO is required to submit to the Louisiana Commission no later than two (2) business days after the pricing of the storm recovery bonds an issuance advice letter, which will:

•	demonstrate compliance with the standards of the financing order,

•

evidence the actual financial terms on which the storm recovery bonds will be issued, including the estimated total upfront financing costs and the estimated ongoing financing costs of administrating and supporting the storm recovery bonds,

•

to the extent necessary, adjust for the change in carrying charges to account for the number of days between the actual issuance date of the storm recovery bonds and the date used to calculate the storm recovery costs,     , 2024,

•	show the actual dollar amount of the initial storm recovery charges for each customer rate class relating to the storm recovery bonds,

•	identify the issuing entity,

•

certify that the structure and pricing of the storm recovery bonds complies with the terms of the financing order, including without limitation, a certification attached to the issuance advice letter from each of the bookrunning underwriters providing that, based on its review of the final terms of the storm recovery bonds and its assumptions and qualifications stated therein, the marketing, pricing and structuring (including the sizing and principal amortization of the storm recovery bonds) have resulted in the lowest yield to bondholders consistent with market conditions at the time of pricing and the terms of the financing order, and

•	provide an updated analysis of the net present value benefit to customers or the degree of customer rate mitigation, as compared to traditional methods of finance.

Both the issuance advice letter and the accompanying rate schedule rider become effective on the date of issuance of the storm recovery bonds.

Subsequently, within one business day of receipt of the issuance advice letter, a designee of the Louisiana Commission (the “designee”) shall either (a) approve the final terms, structuring and pricing of the transaction by executing a concurrence and delivering a copy to SWEPCO or (b) reject the issuance advice letter and state the reasons therefor. The designee’s review of and concurrence with the issuance advice letter will be limited to determining that (i) the final structuring, terms and pricing of the storm recovery bonds in the issuance advice letter are consistent with the criteria established in the financing order and (ii) the mathematical calculations are accurate. The designee shall approve the final issuance advice letter if he or she determines that those two standards are met and such approval will be final, irrevocable and incontestable without need of further action by the Louisiana Commission. The designee’s approval by means of executing of a concurrence shall establish and evidence the binding approval by the Louisiana Commission of the structuring, terms and pricing of the storm recovery bonds. A change in market conditions between the date and time of the actual pricing of the storm recovery bonds and that of the designee’s review of the issuance advice letter shall not constitute grounds for rejecting the issuance advice letter.

Rate Schedule Rider. We are required, prior to the issuance of any storm recovery charges, to complete and file a rate schedule rider in the form attached to the financing order. The rate schedule rider establishes the initial storm recovery charges. They also implement the procedures for periodic adjustments to the storm recovery charges.

True-Ups. The financing order provides that storm recovery charges will be reviewed and adjusted semi-annually to:

•	correct, over a period covering the next two succeeding bond payment dates, any under-collections or over-collections, for any reason, during the preceding six months, and

•

ensure the projected recovery of amounts sufficient to provide timely payment of the scheduled principal of and interest on the storm recovery bonds and all other required amounts in connection with the storm recovery bonds for each of the next two succeeding bond payment dates (or in the case of quarterly true-up adjustments, the period ending on the next bond payment date).

Beginning 12 months prior to the scheduled final payment date of the storm recovery bonds, mandatory true-up adjustments will be made quarterly until all storm recovery bonds and associated financing costs are paid in full.

In addition, the servicer may also make interim true-up adjustments more frequently at any time during the term of the storm recovery bonds if the servicer forecasts that storm recovery charge collections will be insufficient to make on a timely basis all scheduled payments of interest and other financing costs (including any necessary replenishment of the capital subaccount) in respect of the storm recovery bonds during the current or next succeeding payment period or bring all principal payments on schedule over the next two succeeding payment dates.

If required by the ratings agencies to obtain the highest credit ratings, the servicing agreement may also provide for quarterly true-up adjustments as and when so required.

Any delinquencies or under-collections in one customer class, as applied generally across both the transmission and distribution functions, will be taken into account in the true-up mechanism to adjust the storm recovery charges for all customers of SWEPCO, not just the class of customers from which the delinquency or under-collection arose.

The financing order requires the servicer to request Louisiana Commission approval of an amendment to the true-up mechanism that it deems necessary or appropriate to address any material deviations between storm recovery charge collections and the periodic revenue requirement. No such change shall cause any of the then-current credit ratings of the storm recovery bonds to be suspended, withdrawn or downgraded.

The financing order provides that the true-up mechanism and all other obligations of the State of Louisiana and the Louisiana Commission set forth in the financing order are direct, explicit, irrevocable and unconditional upon issuance of the storm recovery bonds, and are legally enforceable against the State of Louisiana and the Louisiana Commission.

For more discussion of the true-up mechanism, see “The Servicing Agreement—Storm Recovery Charge Adjustment Process” in this prospectus.

Louisiana Commission Pledge. The State of Louisiana has pledged in the financing order that (i) the financing order is irrevocable until the indefeasible (i.e., not voidable) payment in full of the storm recovery bonds and (ii) it may not amend, modify or terminate the financing order by any subsequent action or reduce, impair, postpone, terminate, or otherwise adjust storm recovery charges approved in the financing order, provided that nothing in clause (ii) shall preclude limitation or alteration if and when full compensation is made by law for the full protection of the storm recovery charges collected pursuant to the financing order and the full protection of the storm recovery bondholders and any assignee or financing party.

State Pledge and True-Up Mechanism. The State of Louisiana has pledged in the Securitization Act that it will not alter the provisions of the part of the Securitization Act which authorizes the Louisiana Commission to create a contract right by the issuance of a financing order, to create storm recovery property, and to make the storm recovery charges imposed by a financing order irrevocable, binding and nonbypassable charges, take or permit any action that would impair the value of the storm recovery property, or, except for true-up adjustments discussed in “—True-ups” and “The Servicing Agreement—Storm Recovery Charge Adjustment Process,” reduce, alter or impair the storm recovery charges to be imposed, collected and remitted to storm recovery bondholders until the principal, interest and premium, if any, and any other charges incurred and contracts to be performed in connection with the storm recovery bonds have been paid and performed in full. However, nothing will preclude limitation or alteration if and when full compensation is made by law for the full protection of the storm recovery charges collected pursuant to the financing order and the full protection of the storm recovery bondholders and any assignee or financing party. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions.”

Adjustments to Allocation of Storm Recovery Charges. The financing order provides that, if updated customer class allocation factors are approved by the Louisiana Commission in a future base rate proceeding, the functional customer class allocation factors will be updated in the subsequent rate schedule rider factor filing following the base rate case final order.

Any delinquencies or under-collections in one customer class, as applied generally across both the transmission and distribution functions, will be taken into account in the true-up mechanism to adjust the storm recovery charge for all customers of SWEPCO, not just the class of customers from which the delinquency or under-collection arose.

Servicing Agreement. In the financing order, the Louisiana Commission authorized SWEPCO, as the initial servicer, to enter into the servicing agreement which is described under “The Servicing Agreement” in this prospectus.

Binding on Successors and Assignees. The financing order, along with the storm recovery charges authorized in the financing order, is binding on:

•	SWEPCO,

•	any successor to SWEPCO or assignee of SWEPCO that provides transmission or distribution services to SWEPCO’s Louisiana Commission-jurisdictional area customers, and

•

if SWEPCO or its successor or assignee no longer owns and operates both the transmission and distribution systems, then any entity that provides transmission or distribution services to SWEPCO’s Louisiana Commission-jurisdictional area customers designated by the Louisiana Commission in connection with an order relating to such split.

THE DEPOSITOR, SELLER, INITIAL SERVICER AND SPONSOR

About SWEPCO

Background Information. SWEPCO is a regulated electric utility engaged principally in the generation, purchase, transmission, distribution, and sale of electricity in northwestern and central Louisiana, western Arkansas, east Texas and the panhandle area of north Texas. As of December 31, 2023, SWEPCO served approximately 234,806 Louisiana Commission-jurisdictional area customers in central and northwestern Louisiana through its retail business. SWEPCO is a Delaware corporation and a wholly owned subsidiary of AEP, a public utility holding company. SWEPCO, acting as the initial servicer, and any successor servicer, referred to in this prospectus as the “servicer,” will service the storm recovery property securing the storm recovery bonds under a servicing agreement with us. Neither SWEPCO nor AEP nor any other affiliate (other than us) is an obligor on the storm recovery bonds.

Municipalization. Louisiana law authorizes municipalities to seek to acquire portions of an electric utility’s electric distribution facilities through voluntary transactions or the power of expropriation for use as part of municipally owned utility systems. The Securitization Act specifies that storm recovery charges approved by a financing order shall be collected by an electric utility as well as its “successors or assignees.” In the servicing agreement, SWEPCO has covenanted to assert in an appropriate forum that any municipality that acquires any portion of SWEPCO’s electric distribution facilities in the State of Louisiana by exercise of the power of expropriation, including upon the expiration of any franchise agreement applicable to SWEPCO’s operations in the State of Louisiana, must be treated as a successor to SWEPCO under the Securitization Act and the financing order and that customers in such municipalities remain responsible for payment of storm recovery charges. However, the involved municipality might assert that it should not be treated as a successor to SWEPCO for these purposes and that its distribution customers are not responsible for payment of storm recovery charges. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions—A municipal entity may seek to acquire portions of SWEPCO’s electric distribution facilities in the State of Louisiana and avoid payment of the storm recovery charges” in this prospectus.

Service Territories. SWEPCO provides integrated electric utility services, including generation, transmission, distribution and sale of electricity, to approximately 234,806 Louisiana Commission-jurisdictional area customers in northwestern and central Louisiana through its retail business. As of December 31, 2023, SWEPCO had 25,500 miles of distribution lines and 4,130 miles of transmission lines. For SWEPCO Louisiana, their portion of the distribution system consisted of 13,500 circuit miles of distribution lines. As of December 31, 2023, SWEPCO owned or partially owned 12 generating plants, consisting of 22 generating units for an aggregate net generating capacity of 5,009 MW. SWEPCO also has additional generation and capacity through power purchase agreements and capacity purchase agreements. During 2023, SWEPCO’s owned generating capacity was 5,009 MW and power purchase agreement capacity was 469 MW. The generating and power purchase agreement capacity by fuel mix was the following: coal and lignite - 32.70%; natural gas - 44.0%; and renewables (wind) - 23.3%.

Executive Offices. SWEPCO’s principal executive offices are located at 1 Riverside Plaza, Columbus, Ohio 43215. The phone number at this address is (614) 716-1000.

Where to Find Information About SWEPCO. Our sponsor and sole member, SWEPCO, together with AEP, a public utility holding company that wholly owns SWEPCO, voluntarily files periodic reports with the SEC. These SEC filings are available to the public over the internet at the SEC’s website at www.sec.gov. AEP maintains a website at https://www.aep.com/, where it posts SWEPCO’s and AEP’s SEC filings. Except as provided in this prospectus, no other information contained on that website constitutes part of this prospectus.

Servicing Experience

The storm recovery bonds are the first issuance of bonds SWEPCO has sponsored that are secured by storm recovery property created under the Securitization Act; however, AEP through its other subsidiaries has prior experience as servicer in the issuance of bonds similar to the storm recovery bonds, including the issuance of the following:

(i) $696,920,000 aggregate principal amount of ratepayer-backed bonds by The Oklahoma Development Finance Authority, a public trust and instrumentality of the State of Oklahoma, issued September 7, 2022, for the purpose of allowing Public Service Company of Oklahoma (“PSO”) to recover certain costs it incurred as a result of winter storm Uri, where PSO, a subsidiary of AEP, acted as servicer (the “2022 ODFA-PSO RBB Bonds”);

(ii) $235,282,000 aggregate principal amount of senior secured system restoration bonds by AEP Texas Restoration Funding LLC, a wholly owned special purpose subsidiary of AEP Texas Inc. (“AEP Texas”), issued on September 18, 2019, for the purpose of allowing AEP Texas to recover certain distribution-related system restoration costs in its Central Division related to Hurricane Harvey and certain other weather-related events occurring after December 2008 but prior to Hurricane Harvey, where AEP Texas, a subsidiary of AEP, acted as the servicer (the “2019 AEP Texas SRC Bonds”);

(iii) $380,300,000 aggregate principal amount of senior secured consumer rate relief bonds by Appalachian Consumer Rate Relief Funding LLC, a wholly owned special purpose subsidiary of Appalachian Power Company (“APCo”), issued on November 15, 2013, for the purpose of allowing APCo to recover certain uncollected expanded net energy costs and associated financing costs, where APCo, a subsidiary of AEP, acted as the servicer (the “2013 APCo CRR Bonds”);

(iv) $267,408,000 aggregate principal amount of senior secured phase-in recovery bonds by Ohio Phase-In-Recovery Funding LLC, a wholly owned special purpose subsidiary of Ohio Power Company (“OPCo”), issued on August 1, 2013, for the purpose of allowing OPCo to recover certain uncollected previously approved phase-in costs and associated financing costs, where OPCo, a subsidiary of AEP, acted as the servicer (the “2013 OPCo PIR Bonds”); and

(v) $800,000,000 aggregate principal amount of senior secured transition bonds by AEP Texas Central Transition Funding III LLC, a wholly owned special purpose subsidiary of AEP Texas, issued on March 14, 2012, for the purpose of allowing AEP Texas’s Central Division to recover certain costs related to its transition-to-competition in the State of Texas, where AEP Texas, a subsidiary of AEP, acted as the servicer (the “2012 AEP TCC Transition Bonds” and together with the 2022 ODFA-PSO RBB Bonds, the 2019 AEP Texas SRC Bonds, the 2013 APCo CRR Bonds, the 2013 OpCo PIR Bonds, the “prior securitizations”).

The underlying structure of the prior securitizations is comparable to the underlying structure of the storm recovery bonds, with the exception of the use in 2022 of an issuing entity created by the State of Oklahoma rather than a special purpose wholly-owned subsidiary of the applicable AEP subsidiary. AEP’s servicing obligations are substantially similar to its previous servicer experience identified above.

SWEPCO’s Retail Customer Base and Electric Energy Base Rate Revenue

The following tables show total revenue, electric base rate revenue, average retail customers and sales of electricity for each of SWEPCO’s Louisiana Commission-jurisdictional area customer classes for the five preceding years. There can be no assurances that the total revenue, base rate revenue, average number of retail customers and retail electricity sales, or the composition of any of the foregoing, will remain at or near the levels reflected in the following tables.

Total Revenue by Customer Class(1)

	2019	2020	2021	2022	2023
Residential	$302,991,738	$289,368,760	$340,994,897	$393,427,938	$358,829,841
Commercial / Small Industrial	$271,934,107	$251,177,226	$295,548,853	$343,221,864	$307,972,189
Transmission	$14,906,489	$13,525,740	$17,575,400	$23,309,836	$18,231,008
Municipal	$8,143,352	$8,003,519	$9,330,519	$11,393,062	$9,960,065
Lighting	$13,280,349	$13,422,418	$14,712,712	$15,334,856	$14,914,827
Total	$611,256,035	$575,497,663	$678,162,381	$786,687,556	$709,907,930

(1)	Calculations based on SWEPCO’s Louisiana Commission-jurisdictional area customers.

Base Rate Revenue by Customer Class(1)

	2019	2020	2021	2022	2023
Residential	$210,469,084	$206,894,170	$222,212,837	$246,517,741	$266,525,814
Commercial / Small Industrial	$172,532,543	$164,513,870	$173,781,406	$194,628,907	$209,883,497
Transmission	$7,531,010	$7,310,794	$8,149,423	$10,152,366	$10,134,174
Municipal	$5,077,762	$5,107,933	$5,306,964	$6,324,349	$6,560,544
Lighting	$10,527,842	$10,824,150	$11,225,204	$11,537,035	$12,477,631
Total(2)	$406,138,240	$394,650,916	$420,675,835	$469,160,398	$505,581,660

(1)	Calculations based on SWEPCO’s Louisiana Commission-jurisdictional area customers.
(2)	Totals may not add due to rounding.

Average Retail Customers by Customer Class(1)(2)

	2019	2020	2021	2022	2023
Residential	204,015	205,668	206,164	206,970	207,252
Commercial / Small Industrial	25,409	25,369	25,414	25,652	25,758
Transmission	2	2	2	2	2
Municipal	1,619	1,628	1,622	1,622	1,618
Lighting	137	147	168	174	176
Total	231,182	232,814	233,370	234,420	234,806

(1)	Calculations based on SWEPCO’s Louisiana Commission-jurisdictional area customers.
(2)	Calculated as the average of the end-of-month customer counts for the applicable period.

Billed and Accrued MWh(1)

	2019	2020	2021	2022	2023
Residential	2,903,239	2,760,120	2,847,883	2,990,160	2,840,020
Commercial / Small Industrial	3,175,002	2,912,559	2,901,470	3,077,157	3,002,822
Transmission	246,974	218,453	236,288	287,680	250,001
Municipal	96,081	97,486	95,212	103,897	99,889
Lighting	87,433	86,489	82,166	77,763	72,039
Total(2)	6,508,730	6,075,106	6,163,019	6,536,657	6,264,771

(1)	Calculations based on SWEPCO’s Louisiana Commission-jurisdictional area customers.
(2)	Totals may not add due to rounding.

Forecasting Base Rate Revenue

SWEPCO produces a base rate revenue forecast semi-annually for planning purposes. These forecasts are the basis for earnings projections and capacity/generation planning. Base rate revenues are defined as non-fuel revenues with rider revenues removed so that only the customer charge, kWh charges, kW charges, and other demand-related charges are included.

SWEPCO’s base rate revenue forecast is developed by applying the load forecast for each customer class, through the next budget year (typically only the first two years of the forecast horizon), to estimated price-load relationships. These price-load relationships are regression models that estimate class-level average base rate revenue realizations as a function of either monthly kWh consumption per customer (for the residential and commercial classes) or monthly kWh sales (for all other classes). But the functions may occasionally be nonlinear due to either the nature of on-peak/off-peak pricing structures or tariff price tiers. The functions are estimated based on monthly data taken from SWEPCO’s billing system. Due to the combination of fixed and variable charges inherent in these revenues, these functions are generally downward sloping since the higher fixed charges make up less of the revenue collected as more energy is consumed. The final estimated functions maintain their estimated slopes but are shifted to ensure they pass through data since the most recent base rate case. Once these functions have been estimated, the projected monthly kWh sales from the load forecast are applied to arrive at the projected monthly base rate revenue value.

In producing a base rate revenue forecast, SWEPCO employs regression analysis of customer end-use electricity demand. This method considers economic trends, changes in competing and complimentary fuel prices and changes in appliance saturations, as well as changes in appliance efficiencies such as those mandated by legislation. Weather patterns are also accounted for in weather-sensitive classes . This method captures customer response to changes in the economic environment as well as trends in customer preferences. Peak demand forecasts are then generated using the load forecast as a basis.

The forecast cycle completed during the third quarter is typically adopted as SWEPCO’s official budget. SWEPCO monitors the accuracy of each forecast by conducting variance analysis on a monthly basis while taking into account weather impacts on kWh sales and other deviations from the forecast.

The following table shows the annual variance of forecasted base rate revenue versus actual base rate revenue for each of SWEPCO’s Louisiana Commission-jurisdictional area customer classes for the five preceding years. There can be no assurances that the variance levels will remain at or near the levels reflected in the following table.

Annual Forecast Variance For Base Rate Revenue(1)

	Base Revenue ($)
	2019		2020		2021	2022		2023
Residential
Forecast	$212,053,428		$217,824,553		$229,116,054	$254,200,266		$275,188,270
Actual	$210,469,084		$206,894,170		$222,212,837	$246,517,741		$266,525,814
Variance	-0.75%		-5.02%		-3.01%	-3.02%		-3.15%
Commercial / Small Industrial
Forecast	$184,724,724		$184,392,627		$171,524,111	$220,623,489		$224,836,519
Actual	$172,532,543		$164,513,870		$173,781,406	$194,628,907		$209,883,497
Variance	-6.60%		-10.78%		1.32%	-11.78%		-6.65%
Transmission
Forecast	$7,856,536		$8,124,574		$8,214,382	$11,999,287		$11,295,625
Actual	$7,531,010		$7,310,794		$8,149,423	$10,152,366		$10,134,174
Variance	-4.14%		-10.02%		-0.79%	-15.39%		-10.28%
Municipal
Forecast	$5,482,171		$5,742,982		$5,204,969	$6,949,269		$7,009,341
Actual	$5,077,762		$5,107,933		$5,306,964	$6,324,349		$6,560,544
Variance	-7.38%		-11.06%		1.96%	-8.99%		-6.40%
Lighting
Forecast	$10,877,140		$11,489,264		$11,277,485	$12,986,149		$13,861,708
Actual	$10,527,842		$10,824,150		$11,225,204	$11,537,035		$12,477,631
Variance	-3.21%		-5.79%		-0.46%	-11.16%		-9.98%
Total
Forecast	$420,994,000		$427,574,000		$425,337,000	$506,758,459		$532,191,463
Actual	$406,138,241		$394,650,917		$420,675,834	$469,160,398		$505,581,660
Variance	-3.53	%(2)	-7.70	%(3)	-1.10%	-7.42	%(4)	-5.00	%(4)

(1)	Forecast sales are temperature normal. Numbers not exact due to rounding. Calculations based on SWEPCO’s Louisiana Commission-jurisdictional area customers.
(2)

For purposes of the 2019 variance calculation, accounting adjustments made to revenues but not assigned to tariffs were dropped to correctly allocate revenues by customer classes. These adjustments amounted to approximately $58 million over the 5-year period with the largest adjustment being in 2019, at approximately $22.4 million. The additional amount of revenue not included for purposes of the customer class actual data, but reported in financial results, would have resulted in a variance of approximately 1.8% for the 2019 forecast.

(3)	In 2020, the variance was due to underperformance related to the economic impacts of the COVID-19 pandemic, which included a sharp decline in demand for electric power by non-residential customers.
(4)	In 2022 and 2023, the variance was due to timing and delays associated with the approval of SWEPCO’s rate case.

Credit Policy; Billing Process; Collections Process; Termination of Service

SWEPCO bills its customers directly, and its current credit policies, billing process, and termination of service policies are described below. All information below pertains only to SWEPCO’s customers.

Credit Policy

SWEPCO is required to provide electric utility service to applicants within its designated service territories once outstanding debts are cleared and any deposit requirements are met. Using information provided by the Customer Information System (CORS, SWEPCO’s Customer Order Request System), SWEPCO determines whether SWEPCO has previously provided service to an applicant. Certain accounts are secured with deposits or guarantees as a precautionary measure. The amount of the deposit for residential customers is twice the average bill if there is a 12-month history as the premise Louisiana Commission rules require SWEPCO to pay simple interest at a rate determined annually, currently, at a rate of 5% for any cash deposits held by SWEPCO on a customer’s account. SWEPCO does not accept third party guarantors for commercial accounts. SWEPCO’s current business practices require industrial and commercial customers to provide deposits equal to two times the average monthly bill based on the location history.

Louisiana Commission rules require SWEPCO to pay simple interest at a rate determined annually, currently, at a rate of 5.00% for any cash deposits held by SWEPCO on a customer’s account. Cash deposits are accounted for as an obligation, but are not required to be escrowed, and are available in working capital.

Billing Process

SWEPCO bills its customers, on average, every business day based on a 21 day cycle calendar. For the year ended December 31, 2023, SWEPCO mailed an average of 27,512 bills on each business day to its customers. Bill due dates are based on the read date and cycle date, as applicable. For accounts with potential billing error exceptions, reports are generated for manual review. This review examines accounts that have abnormally high or low bills, potential meter reading errors, possible meter malfunctions and/or unbilled accounts. Louisiana Commission rules require that each bill provided to customers shall include a payment due date that shall not be less than 20 days after issuance. SWEPCO’s billing system is designed to identify special tariffs and collections. SWEPCO, by order of the Louisiana Commission, is required to identify various charges, including the storm recovery charge, on its customers’ bills as specific line items. SWEPCO tracks collection of various fees and tariffs to ensure that collections are aligned with their intended purpose.

Collection, Termination of Service and Write-Off Policy

In 2023, SWEPCO received approximately 17% of payments by mail, 8% from walk-in payments, and 75% electronically, by either bank draft or electronic funds transfer. Walk-in payments are accepted by 178 customer service pay station offices located throughout our service territories. Customer bills are due and payable upon receipt and considered past due if not paid within 20 calendar days from the bill date. If the bill is not paid by the date indicated on the statement, and the customer’s payment history makes the past-due amount eligible for collection activity, a disconnect notice is generated on the 3rd calendar (business) day after the past due date. The disconnect notice gives the customer an additional seven calendar days to pay the bill. On the last day to pay indicated on the disconnect notice, a courtesy call may be attempted by the Customer Service Office. If the bill is not paid or if the customer has not called for extended payment arrangements, a disconnect order will be generated on the next business day. If the customer is disconnected, payment of the past due amount is required prior to restoration of service. In addition, the customer may be subject to an additional deposit and/or reconnection fee.

The rules and regulations of the Louisiana Commission (which may change from time to time) regulate and control the right to disconnect service. For example, electric utilities generally may not terminate service to a customer (i) on a holiday or weekend, or (ii) during certain extreme weather conditions.

Write-off and Delinquency Experience

The following table shows gross write-offs for electricity and gross write-offs as a percentage of total revenue for the past five years for SWEPCO’s Louisiana Commission-jurisdictional area customers.

Gross Write-Offs as a Percentage of Total Revenues(1)(2)

	Year ended December 31,
	2019	2020	2021	2022	2023
Total Revenues ($000)	$611,256	$575,498	$678,162	$786,688	$709,908
Gross Write-Offs ($000)	$2,653	$2,086	$3,746	$3,088	$4,373
Percentage of Total Revenue	0.43%	0.36%	0.55%	0.39%	0.62%

(1)	Calculations based on SWEPCO’s Louisiana Commission-jurisdictional area customers.
(2)	Numbers not exact due to rounding.

The following table shows, for its Louisiana Commission-jurisdictional area territories, total SWEPCO net write-offs for electricity and total net write-offs as a percentage of total revenue for the past five years. Net write-offs include amounts recovered by SWEPCO from deposits, bankruptcy proceedings and payments received after an account has been either written-off by SWEPCO or transferred to one of its external collection agencies.

Net Write-Offs as a Percentage of Total Revenues(1)(2)

	Year ended December 31,
	2019	2020	2021	2022	2023
Total Revenues ($000)	$611,256	$575,498	$678,162	$786,688	$709,908
Net Write-Offs ($000)	$1,977	$1,227	$2,787	$2,341	$3,581
Percentage of Total Revenue	0.32%	0.21%	0.41%	0.30%	0.50%

(1)	Calculations based on SWEPCO’s Louisiana Commission-jurisdictional area customers.
(2)	Numbers not exact due to rounding.

Delinquencies

The following table sets forth information relating to the delinquency experience of SWEPCO for residential, commercial, industrial and governmental Louisiana Commission-jurisdictional area customers for the past five years:

Delinquencies as a Percentage of Total Revenues(1)(2)

As of December 31,	2019	2020	2021	2022	2023
31 - 60 days past due	1.4210%	1.3963%	1.4276%	1.3628%	1.3530%
61 - 90 days past due	0.1262%	0.2715%	0.1507%	0.1868%	0.2124%
90+ days past due	0.0512%	0.2766%	0.1498%	0.1446%	0.2269%

Total	1.5984%	1.9444%	1.7281%	1.6942%	1.7923%

(1)	Calculations based on SWEPCO’s Louisiana Commission-jurisdictional area customers.
(2)	Delinquencies are calculated based upon the past due amounts as of December 31 for each year as a percentage of total revenues for the relevant year. Totals may not add due to rounding.

SWEPCO does not anticipate delinquency of storm recovery charge collections to materially differ from the approximated rates indicated above.

Average Days Sales Outstanding

The following table sets forth information relating to SWEPCO’s average days sales outstanding for all electric customers in its service territories for the past five years. Days sales outstanding is a measure of the average number of days that SWEPCO takes to collect its revenue. The average number of days for the collection of storm recovery charges relating to the storm recovery bonds is expected to be similar to SWEPCO’s revenue collection experience. The days sales outstanding numbers in the following table were generally calculated using a formula which we calculated as follows: on a billing cycle basis, the sum for all retail customers of the number of days between a bill being sent to a retail customer and such bill being paid multiplied by the amount of the bill paid by such retail customer, divided by the total amount paid by all retail customers for such billing cycle.

Average Days Sales Outstanding*

YEAR	Average Days Sales Outstanding
2019	27
2020	26
2021	27
2022	29
2023	29

*

Calculations based on SWEPCO’s Louisiana Commission-jurisdictional area customers. Numbers not exact due to rounding. Days Sales Outstanding excludes customers on deferred financing agreements/payment plans.

SWEPCO STORM RECOVERY FUNDING LLC, THE ISSUING ENTITY

General

We are a special purpose limited liability company formed under the Louisiana Limited Liability Company Act pursuant to the limited liability company operating agreement executed by our sole member or owner, SWEPCO, and the filing of articles of organization with the Secretary of State of the State of Louisiana. We have filed our articles of organization, articles of amendment and our limited liability company operating agreement with the SEC as exhibits to the registration statement of which this prospectus forms a part.

Our limited liability company operating agreement will be amended and restated prior to the issuance date and all subsequent references in this prospectus to the articles of organization and the limited liability company operating agreement mean our amended and restated articles of organization and our amended and restated limited liability company agreement, respectively. We have summarized selected provisions of our limited liability company operating agreement below.

As of the date of this prospectus, we have not carried on any business activities and have no operating history. Our fiscal year is the calendar year. Immediately following the issuance of the storm recovery bonds, our assets will include:

•	the storm recovery property,

•	our rights under the sale agreement, under the administration agreement and under the bill of sale delivered by SWEPCO pursuant to the sale agreement,

•	our rights under the servicing agreement and any subservicing, agency, administration, intercreditor or collection agreements executed in connection with the servicing agreement,

•	the collection account and all subaccounts of the collection account,

•	all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, and

•	all payments on or under and all proceeds in respect of any or all of the foregoing.

The indenture provides that the storm recovery property, as well as our other assets, other than any cash released to us by the trustee semi-annually from earnings on the capital subaccount, will be pledged by us to the trustee. Pursuant to the indenture, the collected storm recovery charges remitted to the trustee by the servicer must be used to pay principal and interest on the storm recovery bonds and our other obligations specified in the indenture.

Our Purpose

We were created for the specific purposes of:

•	purchasing and owning the storm recovery property and other storm recovery bond collateral,

•	registering and issuing the storm recovery bonds,

•	pledging our interest in the storm recovery property and other storm recovery bond collateral to the trustee pursuant to the terms of the indenture in order to secure the storm recovery bonds,

•	making payments on the storm recovery bonds, if any,

•	distributing amounts released to us, and

•	performing other activities that are necessary, suitable or convenient to accomplish these purposes.

Our limited liability company operating agreement does not permit us to engage in any activities not directly related to these purposes, including issuing securities, borrowing money or making loans to other persons. The list of permitted activities set forth in our limited liability company operating agreement may not be altered, amended or repealed without the affirmative vote of a majority of our managers, which vote must include the affirmative vote of our member and each independent manager.

Our Relationship with SWEPCO

On the date of issuance of the storm recovery bonds, SWEPCO will sell the storm recovery property to us pursuant to the sale agreement between us and SWEPCO. Pursuant to the servicing agreement between us and SWEPCO, SWEPCO will serve as the initial servicer of the storm recovery property. We will pay SWEPCO fixed fees for performing these services. Pursuant to an administration agreement between us and SWEPCO, SWEPCO will provide administrative services to us, for which we will also pay SWEPCO a fixed fee for performing these services.

Our Managers

Pursuant to our limited liability company operating agreement, our affairs will be managed by managers, whom we refer to in this prospectus as our “managers.” SWEPCO will appoint our managers from time to time or, in the event SWEPCO transfers its interest in us, the new owner or owners will appoint our managers. Prior to the issuance of the storm recovery bonds, and thereafter at all times until the storm recovery bonds are paid in full we will have at least two independent manager who, among other things, is not and has not been for at least five years prior to the date of his or her appointment:

•	a direct or indirect legal or beneficial owner of us, SWEPCO, any of our affiliates or any of SWEPCO’s affiliates,

•	a relative, supplier, employee, officer, director or manager (other than as an independent director or manager of us), contractor or material creditor of us, SWEPCO or any of our or its affiliates, or

•

a person who controls SWEPCO or any of its affiliates (whether directly, indirectly or otherwise) or any creditor, employee, officer, director, manager or material supplier or contractor of SWEPCO or its affiliates (other than a nationally recognized company that routinely provides professional independent directors or independent managers and other corporate services to us, SWEPCO or any of its affiliates in the ordinary course of business); provided, that the indirect or beneficial ownership of stock of SWEPCO or its affiliates through a fund or similar diversified investment vehicle with respect to which the owner does not have discretion or control over the investments held by such diversified investment vehicle shall not preclude such owner from being an independent manager.

The independent managers will also (i) have prior experience as an independent director, independent manager or independent member, (ii) be employed by a nationally-recognized company that provides professional independent managers and other corporate services in the ordinary course of business and (iii) be duly appointed as an independent manager. The managers (other than the independent managers) will be employees or officers of SWEPCO or AEP. The managers will devote the time necessary to conduct our affairs. SWEPCO, as our sole member, appointed Sean Emerick and William Bleier as our independent managers.

None of our managers has been involved in any legal proceedings which are specified in Item 401(f) of the SEC’s Regulation S-K.

The following is a list of our managers as of the date of this prospectus:

Name	Age	Background

Charles E. Zebula	64

President and manager of the issuing entity. Vice president and chief financial officer of SWEPCo, executive vice president and chief financial officer of American Electric Power Company, Inc. (AEP), and executive vice president, chief financial officer and director of American Electric Power Service Corporation, a subsidiary of AEP (Service Corporation) since September 2023. Joined the Service Corporation in 1998. Executive vice president - portfolio optimization from July 2021 to September 2023 and executive vice president - energy supply from January 2013 to July 2021 of Service Corporation. Vice president and chief financial officer of certain other AEP System companies.

Matthew D. Fransen	48

Manager of the issuing entity. Vice president and treasurer of SWEPCo, treasurer of AEP and senior vice president-treasury and risk of the Service Corporation since December 1, 2024. Joined the Service Corporation in January 2002 and was appointed as director-strategic initiatives in 2010, appointed managing director-strategic initiatives in 2013, became vice president-renewables in February 2016 and vice president-regulated infrastructure development in June 2021. Treasurer of certain other AEP System companies.

Noah K. Hollis	50

Assistant treasurer and manager of the issuing entity. Assistant treasurer of SWEPCo, and vice president of finance and treasury of Service Corporation since March 2024, previously was managing director corporate finance of the Service Corporation since 2023 and director corporate finance prior to that. Assistant Treasurer of certain other AEP System companies.

Sean Emerick	58

Manager of the issuing entity. Lead project & program manager since October 2022 for CT Corporation Staffing, Inc., a subsidiary of CT Corporation System. Director, special services, CT Corporation, since 2014. From 2011 to 2014, regional service manager for CT Corporation and, prior to that, vice president and general manager of corporate services at National Registered Agents, Inc. from 2007 to 2011.

William Bleier	34

Manager of the issuing entity. Associate Director, Customer Service for CT Corporation since 2020. From 2017 to 2020 served as Service Manager, Large Corporations and prior to that served as Account Manager, Mid-Market from 2014 to 2017.

Manager Fees and Limitation on Liabilities

As of the date of this prospectus, we have not paid any compensation to any manager since the date we were formed. We will not compensate our managers, other than our independent manager, for their services performed on our behalf. The independent manager will be paid a manager’s fee from our assets.

Our limited liability company operating agreement provides that to the extent permitted by law, our managers will not be liable for our debts, obligations or liabilities.

Under our limited liability company operating agreement, we indemnify our managers to the fullest extent permitted by law against expenses incurred by them in connection with an action, suit or proceeding if they acted in good faith and in a manner in which they reasonably believed to be in or not opposed to our best interests, except for such judgments, penalties, fines or other expenses that were directly caused by their fraud, gross negligence, willful misconduct, or in the case of an independent manager, bad faith.

We Are a Separate and Distinct Legal Entity from SWEPCO

Under our limited liability company operating agreement, we may not file a voluntary petition for relief under the Bankruptcy Code without prior unanimous consent of our managers (including our independent managers). SWEPCO has agreed that it will not cause us to file a voluntary petition for relief under the Bankruptcy Code and, further, that it will not withdraw from or otherwise cease to be our member unless an acceptable new member is substituted until all storm recovery bonds issued pursuant to the financing order and all financing costs have been paid in full. Our limited liability company operating agreement, except for financing reporting purposes and for federal and state income tax purposes, requires us to:

•	take all steps necessary to continue our identity as a separate legal entity,

•	make it apparent to third persons that we are an entity with assets and liabilities distinct from those of SWEPCO, other affiliates of SWEPCO, or any other person, and

•	make it apparent to third persons that we are not a division of SWEPCO or any of its affiliates or any other person.

Our principal place of business is 428 Travis Street, Shreveport, Louisiana 71101, and our telephone number at such address is (318) 673-3075.

Administration Agreement

SWEPCO will, pursuant to an administration agreement between SWEPCO and us, provide administrative services to us, including services relating to the preparation of financial statements, required filings with the SEC, any tax returns we might be required to file under applicable law, qualifications to do business, and minutes of our managers’ meetings. We will pay SWEPCO a fixed fee of $100,000 per annum, which shall be prorated based on the fraction of a calendar year during which SWEPCO provides any of the services set forth in the administration agreement, on each payment date for performing these services, plus we will reimburse SWEPCO for all costs and expenses for services performed by unaffiliated third parties and actually incurred by SWEPCO in performing such services.

Intercreditor Agreement and joinder

SWEPCO is a party to the SWEPCO Receivables Purchase Agreement, under which SWEPCO sells a portion of its accounts receivable to AEP Credit, a SWEPCO affiliate, which in turn sells percentage interests in such receivables to financial institutions pursuant to the AEP Receivables Purchase Agreement. SWEPCO has been appointed under the terms of the SWEPCO Receivables Agency Agreement as each of AEP Credit’s and the Receivables Admin Agent’s agent for purposes of collecting and servicing the SWEPCO receivables sold under this arrangement. Although the storm recovery charges are not subject to such receivable financial arrangement, the storm recovery charges and accounts receivable are owed by some of the same customers and are expected to be collected for the foreseeable future under a single bill with respect to those customers. The Receivables Admin Agent for such receivables financing arrangement will, prior to the issuance of the storm recovery bonds, execute the intercreditor agreement and joinder with SWEPCO, us and the trustee. The intercreditor agreement and joinder will, among other things, provide that (i) the storm recovery charges are excluded from the assets sold under the receivables financing arrangement, (ii) in the event the accounts receivable investors have the right to replace SWEPCO as collection agent upon the occurrence of certain events, such investors will not replace SWEPCO without the consent of the trustee (acting at the written direction of the holders of a majority in principal amount of the storm recovery bonds), and (iii) in the event that the trustee (acting at the written direction of the holders of a majority in principal amount of the storm recovery bonds), has the right to replace SWEPCO as servicer under the servicing agreement, the trustee (acting at the written direction of the holders of a majority in principal amount of the storm recovery bonds) will not replace SWEPCO without the consent of the Receivables Admin Agent for the accounts receivable investors.

If SWEPCO becomes a party to any future trade receivables purchase and sale arrangement or similar arrangement under which it sells all or any portion of its accounts receivables, or if SWEPCO hereafter causes storm recovery property or other similar property to be created under a separate financing order and acts as servicer for such storm recovery property, or similar property, consisting of non-bypassable charges payable by SWEPCO’s customers comparable to those sold by the seller pursuant to the sale agreement, in connection with a separate issuance of bonds, SWEPCO and the other parties to such arrangement shall enter into a joinder or amendment to the intercreditor agreement and joinder or into a separate intercreditor agreement in connection therewith, and the terms of the documentation evidencing such trade receivables purchase and sale arrangement or similar arrangement shall expressly exclude the storm recovery charges from any receivables or other assets pledged or sold under such arrangement and the rating agency condition shall be satisfied. See “RISK FACTORS—SERVICING RISKS—If we have to replace SWEPCO as the servicer, we may experience difficulties finding and using a replacement servicer.”

THE STORM RECOVERY CHARGES

SWEPCO will be the initial servicer of the storm recovery bonds. Beginning on the first day of the first billing cycle of the revenue month for SWEPCO that begins after the date we issue the storm recovery bonds (which date shall not occur prior to the third business day after pricing of the storm recovery bonds), the initial storm recovery charges will be imposed on SWEPCO’s customers in each storm recovery charge customer class at the applicable rate for the class determined pursuant to the financing order. These storm recovery charges may be adjusted semi-annually, or more frequently under certain circumstances, by the servicer in accordance with its filings with the Louisiana Commission. Please read “SWEPCO’s Financing Order” in this prospectus.

DESCRIPTION OF THE STORM RECOVERY BONDS

General

We have summarized selected provisions of the indenture and the storm recovery bonds below. This summary is subject to the terms and provisions of the indenture and the series supplement for the storm recovery bonds, forms of which we have filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. You should carefully read the summary below and the terms and provisions of the indenture that may be important to you before investing in the storm recovery bonds. Please read “Where You Can Find More Information” in this prospectus.

The storm recovery bonds are not a debt, liability or other obligation of the State of Louisiana, the Louisiana Commission or of any other political subdivision, governmental agency, authority or instrumentality of the State of Louisiana and do not represent an interest in or legal obligation of AEP, SWEPCO or any of their affiliates, other than us. None of AEP, SWEPCO or any of their affiliates will guarantee or insure the storm recovery bonds. The financing order authorizing the issuance of the storm recovery bonds does not constitute a pledge of the full faith and credit of the State of Louisiana, the Louisiana Commission or of any other political subdivision of the State. The issuance of the storm recovery bonds under the Securitization Act will not directly, indirectly or contingently obligate the State of Louisiana, the Louisiana Commission or any other political subdivision of the State to levy or to pledge any form of taxation for the storm recovery bonds or to make any appropriation for their payment.

We will issue the storm recovery bonds and secure their payment under an indenture that we will enter into with the trustee. We will issue the storm recovery bonds in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof, except that we may issue one bond in a smaller denomination. The initial principal amount, scheduled final payment date, final maturity date and interest rate for the storm recovery bonds are stated in the table below. In no event shall the scheduled final payment date for the storm recovery bonds exceed approximately 15 years from the date of issuance of the storm recovery bonds. The legal final maturity date of the storm recovery bonds shall not exceed 17 years from the date of issuance of the storm recovery bonds.

Tranche	Expected Weighted Average Life (Years)	Principal Amount Offered*	Scheduled Final Payment Date	Final Maturity Date	Interest Rate
A		$336,700,000			%

*	Principal amount is approximate and subject to change.

The scheduled final payment date for the storm recovery bonds is the date when the outstanding principal balance will be reduced to zero if we make payments according to the expected amortization schedule. The final maturity date for the storm recovery bonds is the date when we are required to pay the entire remaining unpaid principal balance, if any, of all outstanding storm recovery bonds. The failure to pay principal of the storm recovery bonds by the final maturity date is an event of default for the storm recovery bonds, but the failure to pay principal of the storm recovery bonds by the respective scheduled final payment date will not be an event of default. Please read “Description of the Storm Recovery Bonds - Payments of Interest and Principal on the Storm Recovery Bonds” and “What Constitutes an Event of Default on the Storm Recovery Bonds” in this prospectus.

Payments of Interest and Principal on the Storm Recovery Bonds

Interest will accrue on the principal balance of the storm recovery bonds at the interest rate of  % per annum   %. Beginning  , 2025, we will make payments on the storm recovery bonds semi-annually on  and  of each year, or, if that day is not a business day, the following business day (each, a “payment date”). Interest payments on the storm recovery bonds will be made from collections of the storm recovery charges, including amounts available in the excess funds subaccount and, if necessary, the amounts available in the capital subaccount.

On each payment date, we will pay interest on the storm recovery bonds equal to the following amounts:

•	any interest payable but unpaid on any prior payment date, together with interest on such unpaid interest, if any, and

•

accrued interest on the principal balance of the storm recovery bonds from the close of business on the preceding payment date, or the date of the original issuance of the storm recovery bonds, after giving effect to all payments of principal made on the preceding payment date, if any.

We will pay interest on the storm recovery bonds before we pay principal on the storm recovery bonds.

The failure to pay accrued interest on the storm recovery bonds on any payment date (even if the failure is caused by a shortfall in storm recovery charges received) will result in an event of default of storm recovery bonds unless such failure is cured within five business days. If interest is not paid within that five-day period, we will pay such defaulted interest (plus interest on such defaulted interest at the applicable interest rate to the extent lawful) to the persons who are storm recovery bondholders on a special record date (as defined in the indenture). The special record date will be at least fifteen business days prior to the date on which the trustee is to make a special payment (a special payment date). We will fix any special record date and special payment date and, at least 10 days before such special record date, we will mail to each affected storm recovery bondholder a notice that states the special record date, the special payment date and the amount of defaulted interest (plus interest on such defaulted interest) to be paid. An event of default under the storm recovery bonds will automatically trigger an event of default under the storm recovery bonds. See “What Constitutes an Event of Default on the Storm Recovery Bonds” below.

On any payment date with respect to the storm recovery bonds, we generally will pay principal of storm recovery bonds only until the outstanding principal balance has been reduced to the principal balance specified for that payment date in the expected amortization schedule, but only to the extent funds are available. Accordingly, principal of the storm recovery bonds may be paid later, but generally not sooner, than reflected in the expected amortization schedule except in the case of an acceleration. Please read “Risk Factors—Other Risks Associated with an Investment in the Storm Recovery Bonds” and “Weighted Average Life and Yield Considerations for the Storm Recovery Bonds” in this prospectus.

The trustee will retain in the excess funds subaccount for payment on later payment dates any collections of storm recovery charges in excess of amounts payable as:

•	fees, expenses and indemnities of the servicer (including the servicing fee), the independent manager and the trustee,

•	payments of interest and principal on the storm recovery bonds,

•	allocations to the capital subaccount, and

•	investment earnings on amounts in the capital subaccount released to us.

If the trustee receives insufficient collections of storm recovery charges for the storm recovery bonds for any payment date, and amounts in the collection account (and the applicable subaccounts of that collection account) are not sufficient to make up the shortfall, principal of the storm recovery bonds may be paid later than expected, as described in this prospectus. The failure to make a scheduled payment of principal on the storm recovery bonds because there are not sufficient funds in the collection account does not constitute a default or an event of default under the indenture, except for the failure to make the scheduled payment of principal due upon the final maturity of the storm recovery bonds.

The trustee will pay on each payment date to the storm recovery bondholders to the extent of available funds in the collection account, all payments of principal and interest then due on such storm recovery bonds (other than special payments as defined in the indenture). The trustee will make each such payment to the storm recovery bondholders, other than the final payment, on the applicable payment date. If the storm recovery bonds are ever issued in definitive certificated form, however, the final payment with respect to the storm recovery bonds will be made only upon presentation and surrender of such storm recovery bond at the office or agency of the trustee specified in the notice given by the trustee with respect to such final payment. The trustee will provide notice of the final payment to the storm recovery bondholders no later than five days prior to the final payment date, specifying that such final payment will be payable only upon presentation and surrender of such storm recovery bond and the place where such storm recovery bond may be presented and surrendered for payment.

The storm recovery bonds will originally be issued in book-entry form, and we do not expect that the storm recovery bonds will be issued in definitive certificated form. At the time, if any, we issue the storm recovery bonds in the form of definitive storm recovery bonds and not to The Depository Trust Company (“DTC”) or its nominee, the trustee will make payments as described below under “Definitive Certificated Storm Recovery Bonds.”

On each payment date, the amount to be paid as principal on the storm recovery bonds will equal without duplication:

•	the unpaid principal amount due on the final maturity date, plus;

•	the unpaid principal amount due upon acceleration following an event of default, plus;

•	the unpaid and previously scheduled payments of principal, plus;

•	the principal scheduled to be paid on that payment date;

but only to the extent funds are available in the collection account (including all applicable subaccounts) after payment of certain of our fees and expenses and after payment of interest as described in the section above.

However, we will not pay principal of the storm recovery bonds on any payment date if making the payment would reduce the principal balance to an amount lower than the amount specified in the expected amortization schedule on that payment date. Any excess funds remaining in the collection account after payment of principal, interest, applicable fees and expenses and payments to the applicable subaccounts of the collection account will be retained in the excess funds subaccount until applied on a subsequent payment date.

The entire unpaid principal amount of the storm recovery bonds will be due and payable:

•	on the final maturity date, and

•

if an event of default under the indenture occurs and is continuing and the trustee or the holders of a majority in principal amount of the storm recovery bonds have declared the storm recovery bonds to be immediately due and payable.

If there is a shortfall in the amounts available to make principal payments on the storm recovery bonds that are due and payable at the final maturity date or upon an acceleration following an event of default under the indenture, the trustee will distribute principal from the collection account of the storm recovery bonds based on the principal amount then due and payable on the payment date; and if there is a shortfall in the remaining amounts available to make principal payments on the storm recovery bonds.

However, the nature of our business will result in payment of principal upon an acceleration of the storm recovery bonds being made only as funds become available. Please read “Risk Factors—Risks Associated with the Unusual Nature of the Storm Recovery Property” and “—You may experience material payment delays or incur a loss on your investment in the storm recovery bonds because the source of funds for payment is limited.”

If any special payment date or other date specified herein for distribution of any payments to storm recovery bondholders is not a business day, payments scheduled to be made on such special payment date or other date may be made on the next succeeding business day, and no interest will accrue upon such payment during the intervening period. “Business day” means any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York or Shreveport, Louisiana, are, or DTC is, required or authorized by law or executive order to remain closed.

Neither we nor SWEPCO makes any representation or warranty that any amounts actually collected arising from storm recovery charges will in fact be sufficient to meet payment obligations on the storm recovery bonds or that assumptions made in calculating storm recovery charges will in fact be realized.

The expected amortization schedule below sets forth the principal balance that is scheduled to remain outstanding on each payment date of the storm recovery bonds from the issuance date to the scheduled final payment date. Similarly, the expected sinking fund schedule below sets forth the corresponding principal payment that is scheduled to be made on each payment date of the storm recovery bonds from the issuance date to the scheduled final payment date. In establishing these schedules, we have made the assumptions specified in the bullet points under the weighted average life sensitivity table below under “Weighted Average Life and Yield Considerations for the Storm Recovery Bonds,” among other assumptions.

Expected Amortization Schedule

Outstanding Principal Balance

Payment Date	Tranche A Amount
Initial Principal Amount	$336,700,000

*	Principal amounts are approximate and subject to change. Totals may not add up due to rounding.

On each payment date, the trustee will make principal payments to the extent the principal balance of the storm recovery bonds exceeds the amount indicated for that payment date in the table above and to the extent of funds available in the collection account after payment of certain of our fees and expenses and after payment of interest. If sufficient funds are available on each payment date, principal payments will be in the amounts indicated for each payment date in the expected sinking fund schedule below.

Expected Sinking Fund Schedule*

Date

Total Payments

*	Totals may not add up due to rounding.

We cannot assure you that principal payments will be made or that the principal balance of the storm recovery bonds will be reduced by the amounts indicated in the schedules above. Principal payments and the actual reduction in the principal balance may occur more slowly. Principal payments and the actual reduction in the principal balance will not occur more quickly than indicated in the above schedules, except that the total outstanding principal balance of and interest accrued on the storm recovery bonds may be accelerated upon an event of default under the indenture. The storm recovery bonds will not be in default if principal is not paid as specified in the schedules above unless the principal is not paid in full on or before the final maturity date.

Redemption of the Storm Recovery Bonds

There are no redemption rights associated with the storm recovery bonds.

Storm Recovery Bonds Will Be Issued in Book-Entry Form

The storm recovery bonds will be available to investors only in the form of book-entry storm recovery bonds. You may hold your bonds through DTC in the United States, Clearstream Banking, Luxembourg, S.A., referred to as Clearstream, or Euroclear in Europe. You may hold the storm recovery bonds directly with one of these systems if you are a participant in the system or indirectly through organizations that are participants.

The Role of DTC, Clearstream and Euroclear. Cede & Co., as nominee for DTC, will hold the global bond or bonds representing the storm recovery bonds. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream customers and Euroclear participants, respectively, through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries. These depositaries will, in turn, hold these positions in customers’ securities accounts in the depositaries’ names on the books of DTC.

The Function of DTC. DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC Rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org. The contents of such websites do not constitute a part of the registration statement of which this prospectus forms a part.

The Function of Clearstream. Clearstream is incorporated under the laws of Luxembourg. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thereby eliminating the need for physical movement of securities. Transactions may be settled by Clearstream in any of various currencies, including United States dollars. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in various countries through established depositary and custodial relationships. Clearstream is registered as a bank in Luxembourg and therefore is subject to regulation by the Luxembourg Commission de Surveillance du Secteur Financier, which supervises Luxembourg banks. Clearstream’s customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations, among others, and may include the underwriters of the storm recovery bonds. Clearstream’s U.S. customers are limited to securities brokers and dealers and banks. Clearstream has customers located in various countries. Indirect access to Clearstream is also available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream and Euroclear.

The Function of Euroclear. The Euroclear System (“Euroclear”) was created in 1968 in Brussels. Euroclear holds securities and book-entry interests in securities for Euroclear participants and facilitates the clearance and settlement of securities transactions between Euroclear participants, and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of securities and any risk from lack of simultaneous transfers of securities and cash. Such transactions may be settled in any of various currencies, including United States dollars. Euroclear includes various other services, including, among other things, safekeeping, administration, clearance and settlement, securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below. Euroclear is operated by Euroclear Bank SA/NV. Euroclear participants include central banks and other banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters of the storm recovery bonds. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Terms and Conditions of Euroclear. Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law (collectively, the “Terms and Conditions”). These Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. Euroclear acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

The Rules for Transfers Among DTC, Clearstream or Euroclear Participants. Transfers between DTC participants will occur in accordance with DTC rules. Transfers between Clearstream customers or Euroclear participants will occur in the ordinary way in accordance with their applicable rules and operating procedures and will be settled using procedures applicable to conventional securities held in registered form.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary; however, those cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, which will be based on European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving storm recovery bonds in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to Clearstream’s and Euroclear’s depositaries.

Because of time-zone differences, credits of securities in Clearstream or Euroclear as a result of a transaction with a participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date, and those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream customer or Euroclear participant on that business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

DTC Will Be the Holder of the Storm Recovery Bonds. Storm recovery bondholders that are not Direct Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of, or other interest in, storm recovery bonds may do so only through Direct Participants and Indirect Participants. In addition, storm recovery bondholders will receive all distributions of principal of and interest on the storm recovery bonds from the trustee through the participants, who in turn will receive them from DTC. Under a book-entry format, storm recovery bondholders may experience some delay in their receipt of payments because payments will be remitted by the trustee to Cede & Co., as nominee for DTC. DTC will forward those payments to its Direct Participants, who thereafter will forward them to Indirect Participants or storm recovery bondholders. It is anticipated that the only “bondholder” will be Cede & Co., as nominee of DTC. The trustee will not recognize storm recovery bondholders as bondholders, as that term is used in the indenture, and storm recovery bondholders will be permitted to exercise the rights of bondholders only indirectly through the participants, who in turn will exercise the rights of storm recovery bondholders through DTC.

Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers of book-entry certificates among participants on whose behalf it acts with respect to the storm recovery bonds and is required to receive and transmit distributions of principal and interest on the storm recovery bonds. Direct Participants and Indirect Participants with whom storm recovery bondholders have accounts with respect to the storm recovery bonds similarly are required to make book-entry transfers and receive and transmit those payments on behalf of their respective storm recovery bondholders. Accordingly, although storm recovery bondholders will not possess storm recovery bonds, storm recovery bondholders will receive payments and will be able to transfer their interests.

Because DTC can act only on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a storm recovery bondholder to pledge storm recovery bonds to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of those bonds, may be limited due to the lack of a physical certificate for those storm recovery bonds.

DTC has advised us that it will take any action permitted to be taken by a storm recovery bondholder under the indenture only at the direction of one or more participants to whose account with DTC the storm recovery bonds are credited. Additionally, DTC has advised us that it will take those actions with respect to specified percentages of the collateral amount only at the direction of and on behalf of participants whose holdings include interests that satisfy those specified percentages. DTC may take conflicting actions with respect to other interests to the extent that those actions are taken on behalf of participants whose holdings include those interests.

Except as required by law, none of any underwriter, the servicer, SWEPCO, the trustee, us or any other party will have any liability for any aspect of the records relating to or payments made on account of beneficial interests in the certificates held by Cede & Co., as nominee for DTC, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

How Storm Recovery Bond Payments Will Be Credited by Clearstream and Euroclear. Distributions with respect to storm recovery bonds held through Clearstream or Euroclear will be credited to the cash accounts of Clearstream customers or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. Those distributions will be subject to tax reporting in accordance with relevant U.S. tax laws and regulations. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus. Clearstream or the Euroclear operator, as the case may be, will take any other action permitted to be taken by a storm recovery bondholder under the indenture on behalf of a Clearstream customer or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the storm recovery bonds among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform those procedures, and those procedures may be discontinued at any time.

Definitive Certificated Storm Recovery Bonds

The Circumstances That Will Result in the Issuance of Definitive Certificated Storm Recovery Bonds. The storm recovery bonds will be issued in fully registered, certificated form to beneficial owners of storm recovery bonds or other intermediaries, rather than to DTC or its nominee, only under the circumstances provided in the indenture, which includes any event where:

•

we advise the trustee in writing that DTC is no longer willing or able to properly discharge its responsibilities under any letter of representation executed by us in favor of DTC, and we are unable to locate a qualified successor,

•	we, at our option, advise the trustee in writing that we elect to terminate the book-entry system through DTC, or

•

after the occurrence of an event of default under the indenture, storm recovery bondholders representing at least a majority of the outstanding principal balance of the storm recovery bonds maintained in book-entry form advise us, the trustee and DTC through the financial intermediaries and the DTC participants in writing that the continuation of a book-entry system through DTC, or a successor to DTC, is no longer in the storm recovery bondholders’ best interest.

The Delivery of Definitive Certificated Storm Recovery Bonds. Upon the occurrence of any event described in the immediately preceding paragraph (unless otherwise specified), we will be required to notify DTC, the trustee, and all affected beneficial owners of storm recovery bonds in writing of the occurrence of the event and of the availability through DTC of definitive certificated storm recovery bonds to such owners of storm recovery bonds. Upon surrender by DTC to the trustee of the global bond or bonds in the possession of DTC that had represented the applicable storm recovery bonds and receipt of instructions for re-registration, the trustee will authenticate and deliver definitive certificated storm recovery bonds to the beneficial owners, and the trustee will recognize the holders of the definitive certificate storm recovery bonds as bondholders under the indenture.

The Payment Mechanism for Definitive Certificated Storm Recovery Bonds. Payments of principal of, and interest on, definitive certificated storm recovery bonds will be made by the trustee, as paying agent, in accordance with the procedures set forth in the indenture. These payments will be made directly to holders of definitive certificated storm recovery bonds in whose names the definitive certificated storm recovery bonds were registered at the close of business on the related record date. The trustee will make the final payment of the storm recovery bonds, however, only upon presentation and surrender of the storm recovery bonds at the office or agency of the trustee specified in the notice given by the trustee of the final payment. The trustee will provide notice of the final payment to the storm recovery bondholders no later than five days prior to the final payment date, specifying the date set for the final payment and the amount of the payment.

The Transfer or Exchange of Definitive Certificated Storm Recovery Bonds. Definitive certificated storm recovery bonds will be transferable and exchangeable at the offices of the transfer agent and registrar, which will initially be U.S. Bank Trust Company, National Association. No service charge will be imposed for any registration of transfer or exchange, but we and the transfer agent and registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection with the transfer or exchange.

Registration and Transfer of the Storm Recovery Bonds

We will only issue the storm recovery bonds in definitive form under limited circumstances as described above, which will be transferable and exchangeable as described above under “Definitive Certificated Storm Recovery Bonds.” There will be no service charge for any registration or transfer of the storm recovery bonds, but the trustee may require the owner to pay a sum sufficient to cover any tax or other governmental charge.

We will issue the storm recovery bonds in the minimum initial denominations and integral multiples set forth in this prospectus.

The trustee will make payments of interest and principal on each payment date to the storm recovery bondholders in whose names the storm recovery bonds were registered on the applicable record date.

The Security for the Storm Recovery Bonds

To secure the payment of principal, premium, if any, and interest on, and any other amounts owed in respect of, the storm recovery bonds pursuant to the indenture, we will grant to the trustee for the benefit of the storm recovery bondholders a security interest in all of our right, title and interest, whether now owned or later acquired, in and to the following collateral, which collectively constitutes the trust estate under the indenture:

•	the storm recovery property,

•	the storm recovery charges related to the storm recovery property,

•	our rights under the sale agreement,

•	our rights under the bill of sale delivered by SWEPCO pursuant to the sale agreement,

•	our rights under the servicing agreement and any subservicing, agency, intercreditor or collection agreements executed in connection with the servicing agreement,

•	our rights under the administration agreement,

•	our rights under the intercreditor agreement and joinder,

•

our rights in the collection account and all subaccounts of the collection account, including the general subaccount, the capital subaccount and the excess funds subaccount and all cash, instruments, investment property or other assets credited to or deposited in the collection account or any subaccount of the collection account from time to time or purchased with funds from the collection account, and all financial assets and securities entitlements carried therein or credited thereto,

•	all rights to compel the servicer to file for and obtain periodic adjustments to the storm recovery charges in accordance with the Securitization Act and the financing order,

•	all of our other property related to the storm recovery bonds, other than any cash released to us by the trustee semi-annually from earnings on the capital subaccount,

•	all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing,

•

all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters-of-credit rights, money, commercial tort claims and supporting obligations related to the foregoing, and

•	all payments on or under and all proceeds in respect of any or all of the foregoing.

The security interest does not extend to:

•	cash that has been released pursuant to the terms of the indenture,

•	amounts deposited with us for payment of costs of issuance with respect to the storm recovery bonds (together with any interest earnings thereon), and

•

proceeds from the sale of the storm recovery bonds that are required to pay (i) the purchase price for the storm recovery property and paid pursuant to the sale agreement and (ii) the costs of the issuance of the storm recovery bonds.

Section 1231 of the Securitization Act provides that a valid and enforceable security interest in storm recovery property will attach and be perfected by the means set forth in Section 1231. Specifically, Section 1231 provides that a valid and enforceable security interest in storm recovery property may be created only after the issuance of a financing order, the execution and delivery of a security agreement in connection with issuance of financing instruments such as the storm recovery bonds and the receipt of value for the instruments. The security interest attaches automatically when all of the foregoing conditions are met. Upon perfection by filing a financing statement under Section 1231 of the Securitization Act and otherwise in accordance with the Louisiana UCC, the security interest will be a continuously perfected security interest in the storm recovery property and all proceeds of the property, whether accrued or not, and will have priority in the order of time of perfection and take precedence over any subsequent lien creditor.

The Collection Account for the Storm Recovery Bonds

Under the indenture, we will establish a collection account with the securities intermediary or at another eligible institution for the storm recovery bonds. The collection account will be under the sole dominion and exclusive control of the trustee. Funds received from collections of the applicable storm recovery charges will be deposited into the collection account. The collection account for the storm recovery bonds will be divided into the following subaccounts, which need not be separate bank accounts:

•	the general subaccount,

•	the capital subaccount, and

•	the excess funds subaccount.

For administrative purposes, the subaccounts may be established by the trustee and the securities intermediary as separate accounts that will be recognized individually as subaccounts and collectively as the collection account. Unless otherwise provided in the indenture, amounts in the collection account for the storm recovery bonds not allocated to any other subaccount by the servicer will be allocated to the general subaccount. Unless the context indicates otherwise, references in this prospectus to the collection account for the storm recovery bonds include all of the subaccounts contained therein. All monies deposited from time to time in the collection account, all deposits therein pursuant to the indenture, and all investments made in eligible investments with these monies will be held by the trustee in the collection account as part of the collateral. The following institutions are eligible institutions for the establishment of the collection account:

•

the corporate trust department of the trustee so long as the trustee or an affiliate thereof has (i) either a short-term credit or issuer rating from Moody’s of at least “P-1” or a long-term unsecured debt or issuer rating from Moody’s of at least “A2” and (ii) a long-term credit or issuer rating of at least “A” from S&P, or

•

a depository institution organized under the laws of the United States of America or any state or domestic branch of a foreign bank whose deposits are insured by the Federal Deposit Insurance Corporation, and has either:

•	a long-term unsecured debt or issuer rating of “AA-” or higher by S&P, “A2” or higher by Moody’s,

•	a short-term issuer rating of “A-1” or higher by S&P and “P-1” or higher by Moody’s; or

•	any other long-term, short-term or certificate of deposit rating acceptable to the rating agencies;

provided, however, that if an eligible institution then being utilized for any purposes under the indenture or the series supplement no longer meets the definition of eligible institution, then the issuing entity shall replace such eligible institution within thirty (30) days of such eligible institution no longer meeting the definition of eligible institution.

Appropriate Investments for Funds in the Collection Account. So long as no default or event of default has occurred and is continuing, all or a portion of the funds in the collection account for the storm recovery bonds must be invested by the trustee in accordance with the written direction of the servicer in any of the following, each of which is referred to as an eligible investment:

1.	direct obligations of, and obligations fully and unconditionally guaranteed as to timely payment by, the United States of America,

2.

demand or time deposits of, unsecured certificates of deposit of, money market deposit accounts of, bank deposit products of or bankers’ acceptances issued by, any depository institution (including, but not limited to, bank deposit products of the trustee or any of its affiliates, acting in its commercial capacity) incorporated or organized under the laws of the United States of America or any state thereof, and subject to supervision and examination by U.S. federal or state banking authorities, so long as the commercial paper or other short-term debt obligations of such depository institution are, at the time of deposit, rated at least A-1 and P-1 or their equivalents by each of S&P and Moody’s, or such lower rating as will not result in the downgrading or withdrawal of the ratings of the storm recovery bonds,

3.

commercial paper (including commercial paper of the trustee or any of its affiliates, acting in its commercial capacity, and other commercial paper issued by SWEPCO or any of its affiliates) having, at the time of investment or contractual commitment to invest, a rating of least “A-1” and “P-1” or their equivalents by each of S&P and Moody’s or such lower rating as not result in the downgrading or withdrawal of the ratings of the storm recovery bonds,

4.

investments in money market funds having a rating from Moody’s and S&P of “Aaa-mf” and “AAAm”, respectively, including funds for which the trustee or any of its affiliates act as investment manager or advisor,

5.

repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or its agencies or instrumentalities, entered into with Eligible Institutions,

6.

repurchase obligations with respect to any security or whole loan entered into with an Eligible Institution or with a registered broker-dealer acting as principal and that meets certain ratings criteria, has either a short-term credit rating from Moody’s and S&P of at least “P-1” and “A-1+”, respectively, or a long-term credit rating from Moody’s and S&P of at least “A2” and “A-1+”, respectively; provided, however, that if any such eligible institution or registered broker-dealer no longer meets the requirements set forth above, then the issuing entity shall replace such eligible institution or registered broker-dealer within thirty (30) days of such eligible institution or registered broker-dealer no longer meeting such requirement, or

7.	any other investment permitted by each of the rating agencies;

in each case maturing not later than the business day precedent the next payment date or special payment date, if applicable, of the storm recovery bonds.

Notwithstanding the foregoing: (a) no investments that mature in 30 days or more will be eligible investments unless the issuer thereof has either a short-term unsecured debt rating of at least “P-1” from Moody’s or a long-term unsecured debt rating of at least “A1” from Moody’s and also has a long term unsecured debt rating of at least “A” from S&P; (b) no investments described in clauses (2) through (4) above that have maturities of more than 30 days but less than or equal to 3 months will be eligible investments unless the issuer thereof has a long-term unsecured debt rating of at least “A1” from Moody’s and a short-term unsecured debt rating of at least “P-1” from Moody’s; (c) no investments described in clauses (2) through (4) above that have maturities of more than 3 months will be eligible investments unless the issuer thereof has a long-term unsecured debt rating of at least “A1” from Moody’s and a short-term unsecured debt rating of at least “P-1” from Moody’s; (d) no investments described in clauses (2) through (4) above which have a maturity of 60 days or less will be eligible investments unless such investments have a rating from S&P of at least “A-1”; and (e) no investments described in clauses (2) through (4) above which have a maturity of more than 60 days will be eligible investments unless such investments have a rating from S&P of at least “AA-”, “A-1+” or “AAAm”.

Remittances to the Collection Account. On each remittance date, the servicer will remit all collected storm recovery charges, any indemnity amounts and any other proceeds of the trust estate securing the storm recovery bonds to the trustee for deposit in the collection account. Indemnity amount means any amount paid by the servicer or SWEPCO to the trustee, for the trustee or on behalf of the storm recovery bondholders, in respect of indemnification obligations pursuant to the servicing agreement or the sale agreement. Please read “The Servicing Agreement” and “The Sale Agreement” in this prospectus. To the extent that the combined amounts remitted by a SWEPCO customer are insufficient to satisfy amounts owed in respect of storm recovery charges relating to the storm recovery bonds or any other bonds being serviced by the servicer or for electricity service (other than late fees), the remitted amounts will be allocated pro rata among such storm recovery charges and electricity charges.

General Subaccount. Collected storm recovery charges and any indemnity amounts remitted to the trustee will be deposited into the general subaccount. On each payment date, the trustee will allocate amounts in the general subaccount among the other subaccounts as described under “How Funds in the Collection Account Will Be Allocated.” Amounts in the general subaccount will be invested in the eligible investments described above in accordance with the written direction of the servicer.

Capital Subaccount. Upon the issuance of the storm recovery bonds, SWEPCO will make a capital contribution to us in an amount not to be less than 0.50% of the original principal amount of the storm recovery bonds, and such payment shall not come from the proceeds of the sale of the storm recovery bonds. We will pay this amount to the trustee for deposit into the capital subaccount which will be invested in eligible investments by the trustee in accordance with the written direction of the servicer. The trustee will draw on amounts in the capital subaccount to the extent that, in allocating funds in accordance with clauses 1 through 8 in “How Funds in the Collection Account Will Be Allocated,” below, amounts on deposit in the general subaccount and, the excess funds subaccount are insufficient to make scheduled payments on the storm recovery bonds and payments of fees and expenses specified in clauses 1 through 8. The trustee will allocate collected storm recovery charges available on any payment date that are not necessary to pay amounts described in clauses 1 through 8 in “How Funds in the Collection Account Will Be Allocated,” below, to the capital subaccount in an amount sufficient to replenish any amounts drawn from the capital subaccount (other than distributed investment earnings on the capital subaccount) and any shortfall of investment earnings on the capital subaccount. On each payment date, any excess investment earnings on the capital subaccount above the allowed rate of return shall be allocated to the excess funds subaccount.

Excess Funds Subaccount. The trustee will allocate collected storm recovery charges available on any payment date that are not necessary to pay clauses 1 through 10 in “How Funds in the Collection Account Will Be Allocated,” below, to the excess funds subaccount. The trustee will invest amounts in the excess funds subaccount in eligible investments in accordance with the written direction of the servicer. On each payment date, the trustee will draw on the excess funds subaccount in allocating funds in accordance with clauses 1 through 10 in “How Funds in the Collection Account Will Be Allocated,” below, to the extent that amounts on deposit in the general subaccount are insufficient to make scheduled payments on the storm recovery bonds and payments of fees and expenses specified in clauses 1 through 10.

How Funds in the Collection Account Will Be Allocated

Amounts remitted by the servicer to the trustee with respect to the storm recovery bonds, including any amounts received by us relating to the indemnification obligations payable by the seller pursuant to the sale agreement or the servicer pursuant to the servicing agreement and all investment earnings on amounts in the general subaccount of the collection account will be deposited into the general subaccount. Investment earnings on amounts in the capital subaccount (other than excess investment earnings that are allocated to the excess funds subaccount) and the excess funds subaccount will be deposited into the capital subaccount and the excess funds subaccount, respectively.

On each payment date for the storm recovery bonds, the trustee will allocate or pay all amounts on deposit in the general subaccount of the collection account for the storm recovery bonds in the following priority:

1.

payment of the trustee’s fees, plus expenses and any outstanding indemnity amounts not to exceed $  in any 12-month period, provided, however, that such cap shall be disregarded and inapplicable upon the acceleration of the storm recovery bonds following the occurrence of an event of default,

2.	payment of the servicing fee relating to the storm recovery bonds with respect to such payment date, plus any unpaid servicing fees relating to the storm recovery bonds from prior payment dates,

3.

payment of the due and unpaid administration fee, which will be a fixed amount specified in the administration agreement between us and SWEPCO, and the due and unpaid fees of our independent manager, which will be in an amount specified in an agreement between us and our independent manager,

4.

payment of all of our other ordinary and periodic operating expenses relating to the storm recovery bonds for such payment date, such as accounting and audit fees, rating agency fees, legal fees and certain reimbursable costs of the servicer under the servicing agreement,

5.	payment of the interest then due on the storm recovery bonds, including any past-due interest,

6.	payment of the principal due to be paid on the storm recovery bonds at final maturity or acceleration upon an event of default,

7.	payment of the principal then scheduled to be paid on the storm recovery bonds, including any previously unpaid scheduled principal,

8.

payment of any of our remaining unpaid operating expenses and any remaining expenses and indemnity amounts owed pursuant to the basic documents, including all remaining expenses and indemnity amounts owed to the trustee, shall be paid to the parties, pro rata, to which such operating expenses and remaining amounts are owed,

9.	replenishment of the amount, if any, by which the initial balance of the capital subaccount exceeds the amount in the capital subaccount as of such payment date,

10.

the return on invested capital then due and payable, which shall be the sum of the rate of return payable to SWEPCO on its capital contribution which has been deposited into the capital subaccount equal to the rate of interest payable on the storm recovery bonds calculated on the basis of a 360-day year of twelve 30-day months plus any return on invested capital not paid on any prior payment date, shall be paid to SWEPCO,

11.	allocation of the remainder, if any, to the excess funds subaccount for distribution on subsequent payment dates, and

12.

after the storm recovery bonds have been paid in full and discharged, and all of the other foregoing amounts have been paid in full, the balance, together with all amounts in the capital subaccount and the excess funds subaccount, released to us free and clear of the lien of the indenture and series supplement, which funds, less an amount equal to the initial deposit into the capital subaccount plus any unpaid return on invested capital, will be credited to SWEPCO’s customers through the normal ratemaking processes consistent with the financing order.

The amount of the annual servicer’s fee referred to in clause 2 above shall be 0.10% of the initial principal amount of the storm recovery bonds. The amount of the annual administration fee referred to in clause 3 above shall be fixed at $100,000.

Interest means, for any payment date for the storm recovery bonds, the sum, without duplication, of:

•	an amount equal to the interest accrued at the applicable interest rate from the prior payment date or, with respect to the first payment date, the amount of interest accrued since the issuance date,

•	any unpaid interest plus, to the fullest extent permitted by law, any interest accrued on this unpaid interest, and

•	if the storm recovery bonds have been declared due and payable, all accrued and unpaid interest thereon.

Principal means, with respect to any payment date, the sum, without duplication, of:

•	the amount of principal due as a result of the occurrence and continuance of an event of default and acceleration of the storm recovery bonds,

•	the amount of principal due on the final maturity date,

•	any unpaid and previously scheduled payments of principal and overdue payments of principal, and

•	the amount of principal scheduled to be paid on such payment date in accordance with the expected sinking fund schedule.

If on any payment date funds in the general subaccount are insufficient to make the allocations or payments contemplated by clauses 1 through 9 of the first paragraph of this subsection with respect to the storm recovery bonds, the trustee will draw from amounts on deposit in the following subaccounts in the following order up to the amount of the shortfall:

1.	from the excess funds subaccount for allocations and payments contemplated in clauses 1 through 9, and

2.	from the capital subaccount for allocations and payments contemplated by clauses 1 through 8.

How Funds in the Subaccounts Will Be Used Upon Repayment of the Storm Recovery Bonds

Upon the payment in full of all storm recovery bonds authorized in the financing order and the discharge of all obligations, including all financing costs and any fees, expenses and indemnity amounts due to any party, all remaining amounts in the collection account (including investment earnings) shall be released by the trustee to us for distribution to SWEPCO. With regard to the remaining amounts in the collection account (excluding amounts in the capital subaccount), within thirty (30) days after the payment of all obligations (including the final financing costs) payable from those funds, SWEPCO shall notify the Louisiana Commission of the amount of such funds available for crediting to the benefit of customers. With regard to the amounts in the capital subaccount of the collection account, all such funds shall be released to us for distribution to, and retention by, SWEPCO. Until such funds are returned by us to SWEPCO, SWEPCO may earn a rate of return on its capital investment in us equal to the rate of interest that was established for the storm recovery bonds. Such rate of return shall be paid by us by means of periodic distributions that are funded first by the income earned through investment by the trustee in eligible investments, and second by any deficiency being collected through the true-up adjustments. Any actual earnings in excess of that rate will instead be credited to customers.

Reports to Holders of the Storm Recovery Bonds

On or before each payment date, the trustee shall make available electronically on its reporting website to each of the storm recovery bondholders and the Louisiana Commission a statement provided and prepared by the servicer. This statement will include, to the extent applicable, the following information, as well as any other information so specified in the series supplement, as to the storm recovery bonds with respect to that payment date or the period since the previous payment date, as applicable:

•	the amount of the payment to storm recovery bondholders allocable to principal,

•	the amount of the payment to storm recovery bondholders allocable to interest,

•	the aggregate outstanding principal amount of the storm recovery bonds, before and after giving effect to any payments allocated to principal reported above,

•	the difference, if any between the aggregate outstanding amount specified immediately above and the outstanding amount specified in the sinking fund schedule,

•	any other transfers and payments to be made on such payment date, including amounts paid to the trustee and to the servicer, and

•	the amounts on deposit in the capital subaccount and the excess funds subaccount, after giving effect to the foregoing payments.

Please read “The Servicing Agreement—Evidence as to Compliance” in this prospectus.

Website

We will, to the extent permitted by and consistent with our obligations under applicable law, cause to be posted on the website associated with SWEPCO, currently located at www.aep.com, periodic reports containing to the extent such information is reasonably available to us:

•	the final prospectus for the storm recovery bonds,

•	a statement reporting the balances in the collection account and in each subaccount as of all payment dates and as of the end of the year,

•	the semi-annual servicer’s certificate as required to be submitted pursuant to the servicing agreement,

•	the monthly servicer’s certificate as required to be submitted pursuant to the servicing agreement,

•	the text (or a link to the website where a reader can find the text) of each filing of a true-up adjustment and the results of each such filing,

•	any change in the long-term or short-term credit ratings of the servicer assigned by the rating agencies,

•	any material legislative enactment or regulatory order or rule directly relevant to the storm recovery bonds, and

•	any reports and other information that we are required to file with the SEC under the Exchange Act.

Information contained on AEP’s website or that can be accessed through the website is not incorporated into and does not constitute a part of this registration statement.

We and the Trustee May Modify the Indenture

Modifications of the Indenture That Do Not Require Consent of Storm Recovery Bondholders. Without the consent of any of the holders of the outstanding storm recovery bonds but with prior notice to the rating agencies and, with respect to amendments that would increase ongoing financing costs, with the consent or deemed consent of the Louisiana Commission (other than with respect to the series supplement establishing the storm recovery bonds), we and the trustee may execute a supplemental indenture for any of the following purposes:

•

to correct or amplify the description of any property, including the collateral, or to better assure, convey and confirm unto the trustee the collateral, or to subject additional property to the lien of the indenture and the series supplement,

•

to evidence the succession, in compliance with the applicable provisions of the indenture, of another entity to us, and the assumption by any applicable successor of our covenants contained in the indenture and in the storm recovery bonds,

•	to add to our covenants, for the benefit of the holders of the storm recovery bonds, or to surrender any right or power therein conferred upon us,

•	to convey, transfer, assign, mortgage or pledge any property to or with the trustee,

•

to cure any ambiguity or mistake, to correct or supplement any provision of the indenture or series supplement which may be inconsistent with any other provision of the indenture or series supplement, to make any other provisions with respect to matters or questions arising under the indenture or series supplement; provided, however, that:

•	this action shall not adversely affect in any material respect the interests of any storm recovery bondholder, and

•	the rating agency condition shall have been satisfied with respect thereto,

•

to evidence and provide for the acceptance of the appointment under the indenture by a successor trustee with respect to the storm recovery bonds and to add to or change any of the provisions of the indenture as shall be necessary to facilitate the administration of the trust estate under the indenture by more than one trustee, pursuant to the requirements specified in the indenture,

•	to evidence the final terms of the storm recovery bonds in the series supplement,

•	to qualify the storm recovery bonds for registration with a clearing agency,

•

to modify, eliminate or add to the provisions of the indenture to the extent necessary to effect the qualification of the indenture under the Trust Indenture Act and to add to the indenture any other provisions as may be expressly required by the Trust Indenture Act,

•	to satisfy any rating agency requirements,

•	to make any amendment to the indenture or the storm recovery bonds relating to the transfer and legending of the storm recovery bonds to comply with applicable securities laws,

•

to conform the text of the indenture or the storm recovery bonds to any provisions of the registration statement filed by us with the SEC with respect to the issuance of the storm recovery bonds to the extent that such provision was intended to be a verbatim recitation of a provision of the indenture of the storm recovery bonds, or

•

to authorize the appointment of any fiduciary for the storm recovery bonds required or advisable with the listing on any stock exchange and otherwise amend the indenture to incorporate changes requested or required by any governmental authority, stock exchange authority or fiduciary of the storm recovery bonds in connection with such listing.

Additional Modifications to the Indenture That Do Not Require the Consent of Storm Recovery Bondholders. We and the trustee may also, without the consent of any of the storm recovery bondholders but, with respect to amendments that would increase ongoing financing costs, with the consent or deemed consent of the Louisiana Commission, execute one or more other agreements supplemental to the indenture as long as:

•	the supplemental agreement does not adversely affect in any material respect the interests of any storm recovery bondholder, and

•	the rating agency condition shall have been satisfied with respect thereto.

Any such amendment that may have the effect of increasing ongoing financing costs may be provided by us to the Louisiana Commission, along with a statement as to the possible effect of the amendment on the ongoing financing costs, and such amendment shall become effective on the later of (i) the date proposed by the parties to the amendment or (ii) 31 days after such submission to the Louisiana Commission, unless such Commission issues an order disapproving the amendment within a 30-day period.

Modifications to the Indenture That Require the Approval of the Storm Recovery Bondholders. We and the trustee also may, with the consent of the holders of a majority of the outstanding amount of the storm recovery bonds and, with respect to amendments that would increase ongoing financing costs, with the consent or deemed consent of the Louisiana Commission, execute a supplemental indenture to add any provisions to, or change in any manner or eliminate any of the provisions of, the indenture or modify in any manner the rights of the storm recovery bondholders under the indenture. Any such amendment that may have the effect of increasing ongoing financing costs shall be provided by us to the Louisiana Commission, along with a statement as to the possible effect of the amendment on the ongoing financing costs, and such amendment shall become effective on the later of (i) the date proposed by the parties to the amendment or (ii) 31 days after such submission to the Louisiana Commission, unless such Commission issues an order disapproving the amendment within a 30-day period. Under no circumstance may the supplemental indenture be modified without the consent of the holders affected thereby:

•

change the date of payment of any installment of principal of or premium, if any, or interest on any storm recovery bond, or reduce the principal amount thereof, the bond rate or interest rate thereon or the premium, if any, with respect thereto,

•

change the provisions of the indenture and the series supplement relating to the application of collections on, or the proceeds of the sale of, the collateral to payment of principal of or premium, if any, or interest on the storm recovery bonds, or change any place of payment where, or the coin or currency in which, any storm recovery bond or any interest thereon is payable,

•

reduce the percentage of the aggregate amount of the outstanding storm recovery bonds, the consent of the storm recovery bondholders of which is required for any supplemental indenture, or the consent of the storm recovery bondholders of which is required for any waiver of compliance with those certain provisions of the indenture specified therein or of certain defaults specified therein and their consequences provided for in the indenture,

•	reduce the percentage of the outstanding amount of the storm recovery bonds required to direct the trustee to direct us to sell or liquidate the collateral,

•

modify any provision of the section of the indenture relating to the consent of storm recovery bondholders with respect to supplemental indentures or any provision of the other basic documents similarly specifying the rights of storm recovery bondholders to consent to modification thereof, except to increase any percentage specified therein or to provide that those provisions of the indenture or the basic documents specified in the indenture cannot be modified or waived without the consent of each outstanding storm recovery bondholder affected thereby,

•

modify any of the provisions of the indenture in a manner as to affect the calculation of the amount of any payment of interest, principal or premium, if any, due on any storm recovery bond on any payment date (including the calculation of any of the individual components of such calculation) or change the expected sinking fund schedule or final maturity date of the storm recovery bonds,

•	decrease the required capital amount,

•

permit the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any of the collateral for the storm recovery bonds or, except as otherwise permitted or contemplated in the indenture, terminate the lien of the indenture on any property at any time subject thereto or deprive the holder of any storm recovery bond of the security provided by the lien of the indenture,

•	cause any material adverse U.S. federal income tax consequence to us, SWEPCO, the managers, the trustee or the then-existing storm recovery bondholders, or

•	impair the right to institute suit for the enforcement of the provisions of the indenture regarding payment or application of funds.

Enforcement of the Sale Agreement, the Administration Agreement, the Servicing Agreement and the Intercreditor Agreement and joinder. The indenture provides that we will take all lawful actions to enforce our rights under the sale agreement, the administration agreement, the servicing agreement, the intercreditor agreement and joinder and the other basic documents. The indenture also provides that we will take all lawful actions to compel or secure the performance and observance by SWEPCO, the administrator and the servicer of their respective obligations to us under or in connection with the sale agreement, the administration agreement, the servicing agreement, the intercreditor agreement and joinder and the other basic documents. So long as no event of default occurs and is continuing, we may exercise any and all rights, remedies, powers and privileges lawfully available to us under or in connection with the sale agreement, the administration agreement, the servicing agreement and the intercreditor agreement and joinder; provided that such action shall not adversely affect the interests of the storm recovery bondholders in any material respect. However, if we or the servicer propose to amend, modify, waive, supplement, terminate or surrender in any material respect, or agree to any material amendment, modification, supplement, termination, waiver or surrender of, the process for adjusting the storm recovery charges, we must provide written notice to the trustee, the storm recovery bondholders and, when required, the Louisiana Commission of such proposal (or, if pursuant to written direction by us, the trustee shall notify the storm recovery bondholders of such proposal). In addition, the trustee may consent to this proposal only with the written consent of the holders of a majority of the principal amount of the outstanding storm recovery bonds affected thereby and only if the rating agency condition is satisfied. In addition, any proposed amendment of the indenture, the sale agreement or the servicing agreement that would increase ongoing financing costs requires the prior written consent or deemed consent of the Louisiana Commission.

If an event of default occurs and is continuing, the trustee may, and, at the written direction of the holders of a majority of the outstanding amount of the storm recovery bonds affected thereby, shall exercise all of our rights, remedies, powers, privileges and claims against SWEPCO, the administrator and servicer, under or in connection with the sale agreement, the servicing agreement, the administration agreement and the intercreditor agreement and joinder, and any right of ours to take this action shall be suspended.

Modifications to the Sale Agreement, the Administration Agreement, the Intercreditor Agreement and joinder and the Servicing Agreement. The sale agreement, the administration agreement, the intercreditor agreement and joinder and the servicing agreement, may be amended, so long as the rating agency condition is satisfied in connection therewith, at any time and from time to time, without the consent of the storm recovery bondholders but with the acknowledgement of the trustee (acting at the written direction of SWEPCO) and, with respect to amendments that would increase ongoing financing costs, with the consent or deemed consent of the Louisiana Commission (subject to the procedure discussed below). The trustee shall provide such acknowledgement upon receiving evidence of satisfaction of the rating agency condition and an officer’s certificate or opinion of counsel stating that the amendment is authorized and permitted by the terms of the agreement being amended and all conditions precedent have been satisfied. Notwithstanding the foregoing, the sale agreement, the administration agreement and the servicing agreement may be amended in accordance with the provisions thereof (without the consent of the trustee or any of the storm recovery bondholders) with ten business days’ prior written notice given to the rating agencies and, if the amendment increases ongoing financing costs, the consent or deemed consent of the Louisiana Commission (subject to the procedure discussed below), (i) to cure any ambiguity, to correct or supplement any provisions in the applicable agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in such agreement or of modifying in any manner the rights of the storm recovery bondholders; provided, however, that such action shall not adversely affect in any material respect the interests of any holder; or (ii) to conform the provisions of the applicable agreement to the description of such agreement in the prospectus. In the case of an amendment described in the preceding sentence, the issuing entity shall furnish copies of such amendment to the rating agencies promptly after execution thereof. Furthermore, any amendment to any such agreement that may have the effect of increasing ongoing financing costs shall be provided by us to the Louisiana Commission, along with a statement as to the possible effect of the amendment on the ongoing financing costs. The amendment shall become effective on the later of (i) the date proposed by the parties to the amendment or (ii) 31 days after such submission to the Louisiana Commission unless such Commission issues an order disapproving the amendment within a 30-day period.

Notification of the Rating Agencies, the Louisiana Commission, the Trustee and the Storm Recovery Bondholders of any Modification.

If we, SWEPCO or the servicer or any other party to the applicable agreement:

•

proposes to amend, modify, waive, supplement, terminate or surrender, or agree to any other amendment, modification, waiver, supplement, termination or surrender of, the terms of the sale agreement or the servicing agreement, or

•	waives timely performance or observance by SWEPCO or the servicer under the sale agreement, the intercreditor agreement and joinder, the administration agreement or the servicing agreement,

in each case in a way which would materially and adversely affect the interests of storm recovery bondholders, we must first notify the rating agencies of the proposed action and must promptly notify the trustee, the Louisiana Commission and the storm recovery bondholders in writing of the proposed action and whether the rating agency condition has been satisfied with respect thereto (or, if pursuant to a written request by us, the trustee shall notify the storm recovery bondholders on our behalf). The trustee will consent to this proposed amendment, modification, supplement or waiver only if the rating agency condition is satisfied and only with the written consent of the holders of a majority of the outstanding principal amount of the storm recovery bonds of materially and adversely affected thereby and, if such action would increase ongoing financing costs, the consent of the Louisiana Commission.

What Constitutes an Event of Default on the Storm Recovery Bonds

An event of default with respect to the storm recovery bonds is defined in the indenture as being:

1.	a default in the payment of any interest on any storm recovery bond when the same becomes due and payable and the continuation of this default for five business days,

2.	a default in the payment of the then unpaid principal of the storm recovery bonds on the final maturity date,

3.

a default in the observance or performance of any of our covenants or agreements made in the indenture, other than those specifically dealt with in clause 1 or 2 above, or any of our representations or warranties made in the indenture or the series supplement or in any certificate or other writing delivered pursuant to the indenture or in connection with the indenture proving to have been incorrect in any material respect as of the time when made, and if such default continues or is not cured for a period of 30 days after the earlier of (a) written notice of the default is given to us by the trustee or to us and the trustee by the holders of at least 25% of the outstanding principal amount of the storm recovery bonds or (b) the date we have actual notice of the default,

4.

the filing of a decree or order for relief by a court having jurisdiction in the premises in respect of us or any substantial part of the collateral in an involuntary case or proceeding under any applicable U.S. federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of us or for any substantial part of the collateral, or ordering the winding-up or liquidation of our affairs, and such decree or order remains unstayed and in effect for a period of 90 consecutive days,

5.

the commencement by us of a voluntary case under any applicable U.S. federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or the consent by us to the entry of an order for relief in an involuntary case or proceeding under any such law, or the consent by us to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of us for any substantial part of the collateral, or the making by us of any general assignment for the benefit of creditors, or the failure by us generally to pay our debts as such debts become due, or the taking of action by us in furtherance of any of the foregoing, or

6.

any act or failure to act by the State of Louisiana or any of its agencies (including the Louisiana Commission), officers or employees that violates or is not in accordance with the pledge of the State of Louisiana in Section 1234 of the Securitization Act or the pledge of the Louisiana Commission in the financing order including, without limitation, the failure of the Louisiana Commission to implement the true-up mechanism.

Remedies Available Following an Event of Default. If an event of default with respect to the storm recovery bonds, other than event number 5 above, occurs and is continuing, the trustee or holders holding not less than a majority in principal amount of the storm recovery bonds may declare the unpaid principal balance of storm recovery bonds, together with accrued interest, to be immediately due and payable. This declaration may, under the circumstances specified therein, be rescinded by the holders of a majority in principal amount of the storm recovery bonds. The nature of our business will result in payment of principal upon such a declaration being made as funds become available. Please read “Risk Factors—Risks Associated with the Unusual Nature of the Storm Recovery Property—Foreclosure of the trustee’s lien on the storm recovery property might not be practical, and acceleration of the storm recovery bonds before maturity might have little practical effect” and “—You may experience material payment delays or incur a loss on your investment in the storm recovery bonds because the source of funds for payment is limited.”

In addition to acceleration of the storm recovery bonds described above, the trustee may exercise one or more of the following remedies upon an event of default (other than event number 5 above):

1.

the trustee may institute proceedings in its own name and as trustee of an express trust for the collection of all amounts then payable on the storm recovery bonds or under the indenture with respect to the storm recovery bonds, whether by declaration of acceleration or otherwise, and, subject to the limitations on recovery set forth in the indenture, enforce any judgment obtained, and collect from us moneys adjudged due, upon the storm recovery bonds,

2.	the trustee may institute proceedings from time to time for the complete or partial foreclosure of the indenture with respect to the collateral securing the storm recovery bonds,

3.

the trustee may exercise any remedies of a secured party under the Uniform Commercial Code or the Securitization Act or any other applicable law and take any other appropriate action to protect and enforce the rights and remedies of the trustee and the storm recovery bondholders,

4.

at the written direction of the holders of a majority in the principal amount of the storm recovery bonds, the trustee may either sell all or a portion of the collateral securing the storm recovery bonds or rights or interest therein, at one or more public or private sales called and conducted in any manner permitted by applicable law provided that certain conditions set forth in the indenture are met, or elect that we maintain possession of all or a portion of the collateral securing the storm recovery bonds pursuant to the terms of the indenture and continue to apply the storm recovery charges as if there had been no declaration of acceleration, and

5.

the trustee may exercise all of our rights, remedies, powers, privileges and claims against the seller, administrator and the servicer under or in connection with the sale agreement, the administration agreement, the intercreditor agreement and joinder or the servicing agreement.

If event of default number 5 above occurs, the trustee may to the extent allowed by applicable law institute or participate in proceedings necessary to compel performance of or to enforce the pledge of either the State of Louisiana or the Louisiana Commission and to collect any monetary damages incurred by the storm recovery bondholders or the trustee as a result of such event of default. This is the only remedy the trustee may exercise if this event of default has occurred.

When the Trustee Can Sell the Collateral. If the storm recovery bonds have been declared to be due and payable following an event of default, the trustee shall, at the written direction of the holders of a majority in principal amount of the storm recovery bonds, either:

•	subject to the paragraph immediately below, sell the collateral securing the storm recovery bonds,

•	elect to have us maintain possession of the collateral securing the storm recovery bonds, or

•

take such other remedial action as the trustee, at the written direction of the holders of a majority in principal amount of the storm recovery bonds then outstanding and declared to have been due and payable, may direct and continue to apply distributions on the collateral securing the storm recovery bonds as if there had been no declaration of acceleration.

The trustee is prohibited from selling the collateral securing the storm recovery bonds following an event of default unless the final payment date of the storm recovery bonds has occurred or the storm recovery bonds have been declared due and payable and:

•	the holders of 100% of the principal amount of the storm recovery bonds consent to the sale,

•	the proceeds of the sale or liquidation are sufficient to pay in full the principal of and premium, if any, and accrued interest on the outstanding storm recovery bonds, or

•

the trustee determines that funds provided by the collateral securing the storm recovery bonds would not be sufficient on an ongoing basis to make all payments on the storm recovery bonds as these payments would have become due if the storm recovery bonds had not been declared due and payable, and the trustee obtains the written consent of the holders of at least two-thirds of the aggregate outstanding principal amount of the storm recovery bonds.

Right of Storm Recovery Bondholders to Direct Proceedings. Subject to the provisions for indemnification and the limitations contained in the indenture, the holders of a majority in principal amount of the outstanding storm recovery bonds will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the trustee or exercising any trust or power conferred on the trustee; provided that, among other things:

•	this direction does not conflict with any rule of applicable law or with the indenture or the series supplement and shall not involve the trustee in any personal liability or expense,

•

any direction to the trustee to sell or liquidate any of the collateral securing the storm recovery bonds shall be by the holders of the storm recovery bonds representing not less than 100% of the outstanding storm recovery bonds,

•

so long as the conditions specified in the indenture have been satisfied and the trustee elects to retain the collateral securing the storm recovery bonds pursuant to the indenture and elects not to sell or liquidate that collateral, any direction to the trustee to sell or liquidate the collateral securing the storm recovery bonds or any portion thereof by the holders representing not less than 100% of the outstanding amount of the storm recovery bonds, shall be of no force and effect, and

However, in case an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the storm recovery bonds if:

•	the trustee may take any other action deemed proper by the trustee that is not inconsistent with this direction.

•	it reasonably believes it will not be indemnified to its satisfaction against any cost, expense or liabilities, or

•	it determines that this action might materially adversely affect the rights of any storm recovery bondholder not consenting to the action.

Waiver of Default. Prior to acceleration of the maturity of the storm recovery bonds, the holders of a majority in principal amount of the storm recovery bonds may, subject to certain conditions specified in the indenture, waive any default with respect to the storm recovery bonds. However, they may not waive a default in the payment of principal of or premium, if any, or interest on any of the storm recovery bonds or a default in respect of a covenant or provision of the indenture that cannot be modified without the waiver or consent of all of the holders of the outstanding storm recovery bonds.

Limitation of Proceedings. Under the indenture, no storm recovery bondholder will have the right to institute any proceeding, judicial or otherwise, or to avail itself of the right to foreclose on the storm recovery property or otherwise enforce the lien in the storm recovery property pursuant to Section 1231 of the Securitization Act, unless:

•	the holder previously has given to the trustee written notice of a continuing event of default,

•	the holders of a majority in principal amount of the outstanding storm recovery bonds have made written request of the trustee to institute the proceeding in its own name as trustee,

•	the holder or holders have offered the trustee indemnity satisfactory to the trustee against the costs, expenses and liabilities to be incurred in complying with the request,

•	the trustee for 60 days after its receipt of the notice, request and offer of indemnity has failed to institute the proceeding, and

•

no direction inconsistent with this written request has been given to the trustee during the 60-day period referred to above by the holders of a majority in principal amount of the outstanding storm recovery bonds.

In addition, each of the trustee, the storm recovery bondholders and the servicer will covenant that it will not, prior to the date that is one year and one day after the termination of the indenture, acquiesce, petition or otherwise invoke or cause us or any manager to invoke against us or against our managers or our member or members any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law. By purchasing storm recovery bonds, each storm recovery bondholder will be deemed to have made this covenant.

Our Covenants

Consolidation, Merger or Sale of Assets. We will keep in effect our existence, rights and franchises as a limited liability company under Louisiana law, provided that we may consolidate with, merge into or convert into another entity or sell substantially all of our assets to another entity if:

•

the entity formed by or surviving the consolidation, merger or conversion or to whom substantially all of our assets are sold is organized under the laws of the United States or any state thereof and expressly assumes by a supplemental indenture the due and punctual payment of the principal of and premium, if any, and interest on all outstanding storm recovery bonds and the performance of our obligations under the indenture,

•

the entity formed by or surviving the consolidation, merger or conversion or to whom substantially all of our assets are sold expressly assumes all obligations and succeeds to all of our rights under the sale agreement, the administration agreement, the servicing agreement and any other basic document specified in the indenture to which we are a party (or under which we have rights) pursuant to an assignment and assumption agreement executed and delivered to the trustee,

•	no default or event of default will have occurred and be continuing immediately after giving effect to the merger, consolidation, conversion or sale,

•	prior notice will have been given to the rating agencies and the rating agency condition will have been satisfied with respect to the merger, consolidation, conversion or sale,

•

we have received an opinion of independent counsel to the effect that the merger, consolidation, conversion or sale, will have no material adverse tax consequence to us or any storm recovery bondholder, complies with the indenture and all conditions precedent therein provided relating to the merger, consolidation, conversion or sale, and will result in the trustee maintaining a continuing valid first priority perfected security interest in the collateral,

•	none of the storm recovery property, the financing order or our rights under the Securitization Act or the financing order are impaired thereby, and

•	any action that is necessary to maintain the lien and security interest created by the indenture has been taken.

Additional Covenants. We will from time to time execute and deliver all documents, make all filings and take any other action necessary or advisable to, among other things, maintain and preserve the lien of the indenture and the priority thereof. We will not, among other things:

•	permit the validity or effectiveness of the indenture or other basic documents to be impaired or the lien to be amended, hypothecated, subordinated, terminated or discharged,

•	permit any person to be released from any covenants or obligations with respect to the storm recovery bonds except as expressly permitted by the indenture,

•

permit any lien, charge, claim, security interest, mortgage or other encumbrance, other than the lien of the indenture, to be created on or extend to or otherwise arise upon or burden the collateral or any part thereof or any interest therein or the proceeds thereof (other than tax liens arising by operation of law with respect to amounts not yet due),

•	permit the lien of the indenture not to constitute a valid first priority perfected security interest in the collateral securing the storm recovery bonds,

•

except as expressly permitted by the indenture, the series supplement, or other basic documents, sell, transfer, convey, exchange or otherwise dispose of any of our properties or assets, including those included in the collateral securing the storm recovery bonds unless in accordance with the indenture,

•

claim any credit on, or make any deduction from the principal or premium, if any, or interest payable in respect of, the storm recovery bonds, other than amounts properly withheld from such payments under the Internal Revenue Code of 1986, the Treasury regulations promulgated thereunder or other tax laws or assert any claim against any present or former storm recovery bondholder because of the payment of taxes levied or assessed upon any part of the collateral securing the storm recovery bonds,

•	terminate our existence, dissolve or liquidate in whole or in part, except as otherwise permitted by the indenture,

•

change our name, identity or structure or the location of our chief executive office or state of formation, unless, at least ten business days prior to the effective date of any such change, we deliver to the trustee, with copies to the rating agencies, such documents, instruments or agreements, executed by us, as are necessary to reflect such change and to continue the perfection of the security interest of the indenture,

•	take any action which is the subject of a rating agency condition without satisfying the rating agency condition,

•

elect to be classified as an association taxable as a corporation for federal income tax purposes or otherwise take any action inconsistent with our treatment for federal income tax purposes as a disregarded entity not separate from our sole owner,

•	except to the extent permitted by applicable law, voluntarily suspend or terminate our filing obligations with the SEC as described in the indenture, or

•	issue any debt obligations other than storm recovery bonds permitted by the indenture.

We may not engage in any business other than financing, purchasing, owning, administering, managing and servicing storm recovery property and the assets in the collateral securing the storm recovery bonds and the issuance of storm recovery bonds in the manner contemplated by the financing order and the indenture and other basic documents and activities incidental thereto.

We may not issue, incur, assume, guarantee or otherwise become liable, directly or indirectly, for any indebtedness except for the storm recovery bonds permitted by the indenture and any other indebtedness expressly permitted by or arising under the basic documents. Also, we may not guarantee or otherwise become contingently liable in connection with the obligations, stocks or dividends of, or own, purchase, repurchase or acquire, or agree contingently to acquire, any stock, obligations, assets or securities of, or any other interest in, or make any capital contribution to, any other person, except as otherwise contemplated by the indenture, the sale agreement, or the servicing agreement. We may not, except as contemplated by the indenture, the sale agreement, the servicing agreement and related documents (or as contemplated by an additional financing order issued by the Louisiana Commission to SWEPCO), including our limited liability company operating agreement, make any loan or advance or credit to any person. We will not make any expenditure for capital assets or lease any capital asset other than the storm recovery property purchased from SWEPCO pursuant to, and in accordance with, the sale agreement. We may not make any payments, distributions or dividends to any member in respect of its membership interest except in accordance with the indenture.

The servicer will deliver to the trustee the annual accountant’s report, compliance certificates and reports regarding distributions and other statements required by the servicing agreement. Please read “The Servicing Agreement” in this prospectus.

Access to the List of Storm Recovery Bondholders

Any storm recovery bondholder, or group of storm recovery bondholders, owning at least ten percent of the outstanding amount of the storm recovery bonds may, by written request to the trustee, obtain access to the list of all storm recovery bondholders maintained by the trustee for the purpose of communicating with other storm recovery bondholders with respect to their rights under the indenture or the storm recovery bonds; provided, that the trustee gives prior written notice to us of such request.

We Must File an Annual Compliance Statement

We will deliver to the trustee, the Louisiana Commission and each rating agency not later than March 31 of each year (commencing with March 31, 2025), an officer’s certificate stating, as to the responsible officer signing such officer’s certificate, that:

•

a review of our activities during the preceding twelve months ended December 31, (or, in the case of the first such officer’s certificate, since the date of the indenture) and of performance under the indenture has been made; and

•

to the best of such responsible officer’s knowledge, based on such review, we have in all material respects complied with all conditions and covenants under the indenture throughout such period, or, if there has been a default in the compliance of any such condition or covenant, specifying each such default known to the responsible officer and the nature and status thereof.

The Trustee Must Provide an Annual Report to All Storm Recovery Bondholders

If required by the Trust Indenture Act, the trustee will be required to make available electronically on its investor reporting website to all storm recovery bondholders a brief report. This report may state, in accordance with the requirements of the Trust Indenture Act, among other items:

•	the trustee’s eligibility and qualification to continue as the trustee under the indenture,

•	any amounts advanced by it under the indenture,

•	the amount, interest rate and maturity date of specific indebtedness owed by us to the trustee in the trustee’s individual capacity,

•	the property and funds physically held by the trustee, and

•	any action taken by it that materially affects the storm recovery bonds and that has not been previously reported.

What Will Trigger Satisfaction and Discharge of the Indenture

The indenture will cease to be of further effect with respect to the storm recovery bonds, and the trustee, on our reasonable written demand and at our expense, will execute instruments acknowledging satisfaction and discharge of the indenture with respect to the storm recovery bonds, when:

•

either all storm recovery bonds which have already been authenticated or delivered, with certain exceptions set forth in the indenture, have been delivered to the trustee for cancellation or either scheduled final payment date has occurred with respect to all storm recovery bonds that have not been delivered to the trustee for cancellation or the storm recovery bonds will be due and payable on their respective scheduled final payment dates within one year, and we have irrevocably deposited in trust with the trustee cash or U.S. government obligations specified in the indenture, in an amount sufficient to make payments of principal of and premium, if any, and interest on the storm recovery bonds not theretofore delivered to the trustee for cancellation, ongoing financing costs and all other sums payable to us pursuant to the indenture with respect to the storm recovery bonds when scheduled to be paid and to discharge the entire indebtedness on those storm recovery bonds not previously delivered to the trustee when due,

•	we have paid or caused to be paid all other sums payable by us under the indenture with respect to the storm recovery bonds, and

•

we have delivered to the trustee an officer’s certificate, an opinion of external counsel, and if required by the Trust Indenture Act or the trustee, a certificate from a firm of independent certified public accountants, each stating that there has been compliance with the conditions precedent in the indenture or relating to the satisfaction and discharge of the indenture with respect to the storm recovery bonds.

Our Legal Defeasance and Covenant Defeasance Options

We may, at any time, terminate:

•	all of our obligations under the indenture with respect to the storm recovery bonds, or

•	our obligations to comply with some of the covenants in the indenture, including some of the covenants described under “Our Covenants.”

The legal defeasance option is our right to terminate at any time our obligations under the indenture with respect to the storm recovery bonds. The covenant defeasance option is our right at any time to terminate our obligations to comply with some of the covenants in the indenture. We may exercise the legal defeasance option with respect to the storm recovery bonds notwithstanding our prior exercise of the covenant defeasance option. If we exercise the legal defeasance option, the storm recovery bonds will be entitled to payment only from the funds or other obligations set aside under the indenture for payment thereof on the scheduled final payment date therefor as described below. The storm recovery bonds will not be subject to payment through acceleration prior to the scheduled final payment date. If we exercise the covenant defeasance option, the final payment of the storm recovery bonds may not be accelerated because of an event of default relating to a default in the observance or performance of our covenants or as described in “What Constitutes an Event of Default on the Storm Recovery Bonds” above.

We may exercise the legal defeasance option or the covenant defeasance option with respect to storm recovery bonds only if:

•

we have irrevocably deposited or caused to be irrevocably deposited in trust with the trustee cash or U.S. government obligations specified in the indenture that through the scheduled payments of principal and interest in respect thereof in accordance with their terms are in an amount sufficient to pay principal, interest and premium, if any, on the storm recovery bonds not theretofore delivered to the trustee for cancellation and ongoing financing costs and all other sums payable under the indenture by us with respect to the storm recovery bonds when scheduled to be paid and to discharge the entire indebtedness on the storm recovery bonds when due,

•

we deliver to the trustee a certificate from a nationally recognized firm of independent registered public accountants expressing its opinion that the payments of principal of and interest on the deposited U.S. government obligations when due and without reinvestment plus any cash deposited in the defeasance subaccount will provide cash at times and in sufficient amounts to pay in respect of the storm recovery bonds principal in accordance with the expected sinking fund schedule therefor, interest when due and ongoing financing costs and all other sums payable by us under the indenture with respect to the storm recovery bonds,

•

in the case of the legal defeasance option, 95 days pass after the deposit is made and during the 95-day period no default relating to events of our bankruptcy, insolvency, receivership or liquidation occurs and is continuing at the end of the period,

•	no default has occurred and is continuing on the day of this deposit and after giving effect thereto,

•

in the case of an exercise of the legal defeasance option, we shall have delivered to the trustee an opinion of external counsel stating that we have received from, or there has been published by, the Internal Revenue Service a ruling, or since the date of execution of the indenture, there has been a change in the applicable federal income tax law, and in either case confirming that the holders of the storm recovery bonds will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such legal defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance had not occurred,

•

in the case of an exercise of the covenant defeasance option, we shall have delivered to the trustee an opinion of external counsel to the effect that the holders of the storm recovery bonds will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred,

•

we deliver to the trustee a certificate of one of our officers and an opinion of counsel, each stating that all conditions precedent to the legal defeasance option or the covenant defeasance option, as applicable, have been complied with as required by the indenture,

•

we deliver to the trustee an opinion of external counsel to the effect that (a) in a case under the Bankruptcy Code in which SWEPCO (or any of its affiliates, other than us) is the debtor, the court would hold that the deposited cash or U.S. government obligations would not be in the bankruptcy estate of SWEPCO (or any of its affiliates, other than us, that deposited the moneys or U.S. government obligations); and (b) in the event SWEPCO (or any of its affiliates, other than us, that deposited the moneys or U.S. government obligations), were to be a debtor in a case under the Bankruptcy Code, the court would not disregard the separate legal existence of SWEPCO (or any of its affiliates, other than us, that deposited the moneys or U.S. government obligations) and us so as to order substantive consolidation under the Bankruptcy Code of our assets and liabilities with the assets and liabilities of SWEPCO or such other affiliate, and

•

each rating agency has notified us and the trustee that the exercise of the proposed defeasance option will not result in a downgrade or withdrawal of the then current rating of any then outstanding storm recovery bonds.

No Recourse to Others

No recourse may be taken directly or indirectly, by the holders of the storm recovery bonds with respect to our obligations on the storm recovery bonds, under the indenture or the series supplement or any certificate or other writing delivered in connection therewith, against (1) us, other than from the storm recovery bond collateral, (2) any owner of a beneficial interest in us (including SWEPCO) or (3) any shareholder, partner, owner, beneficiary, agent, officer, director or employee of the trustee, the managers or any owner of a beneficial interest in us (including SWEPCO) in its individual capacity, or of any successor or assign or any of them in their respective individual or corporate capacities, except as any such person may have expressly agreed in writing.

Notwithstanding any provision of the indenture or the series supplement to the contrary, bondholders shall look only to the storm recovery bond collateral with respect to any amounts due to the storm recovery bondholders under the indenture and the storm recovery bonds, and, in the event such collateral is insufficient to pay in full the amounts owed on the storm recovery bonds, shall have no recourse against us in respect of such insufficiency. Each bondholder by accepting a storm recovery bond specifically confirms the nonrecourse nature of these obligations, and waives and releases all such liability. The waiver and release are part of consideration for issuance of storm recovery bonds.

Governing Law

The indenture will be governed by the laws of the State of New York.

THE TRUSTEE

U.S. Bank Trust Company, National Association, a national banking association (“U.S. Bank Trust Co.”), will be the trustee, and will act as the paying agent and registrar for the storm recovery bonds. U.S. Bank National Association (“U.S. Bank N.A.”) made a strategic decision to reposition its corporate trust business by transferring substantially all of its corporate trust business to its affiliate, U.S. Bank Trust Co., a non-depository trust company (U.S. Bank N.A. and U.S. Bank Trust Co. are collectively referred to herein as “U.S. Bank”). Upon U.S. Bank Trust Co.’s succession to the business of U.S. Bank N.A., it became a wholly owned subsidiary of U.S. Bank N.A. The trustee will maintain the accounts of the issuing entity in the name of the trustee at U.S. Bank N.A.

U.S. Bancorp, with total assets exceeding $680 billion as of June 30, 2024, is the parent company of U.S. Bank, the fifth largest commercial bank in the United States. As of June 30, 2024, U.S. Bancorp operated over 2,200 branch offices in 26 states. A network of specialized U.S. Bancorp offices across the nation provides a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to consumers, businesses, and institutions.

U.S. Bank has one of the largest corporate trust businesses in the country with office locations in 49 Domestic and 3 International cities. The indenture will be administered from U.S. Bank’s corporate trust office located at 190 South LaSalle Street, 7th Floor, Chicago, Illinois 60603.

U.S. Bank has provided corporate trust services since 1924. As of June 30, 2024, U.S. Bank was acting as trustee with respect to over 149,000 issuances of securities with an aggregate outstanding principal balance of over $6.2 trillion. This portfolio includes corporate and municipal bonds, mortgage-backed and asset-backed securities and collateralized debt obligations.

The trustee shall make each monthly statement available to the bondholders via the trustee’s internet website at https://pivot.usbank.com. Bondholders with questions may direct them to the trustee’s bondholder services group at (800) 934-6802.

U.S. Bank serves or has served as trustee, paying agent and registrar on several issues of utility rate-payer backed securities.

U.S. Bank N.A. and other large financial institutions have been sued in their capacity as trustee or successor trustee for certain residential mortgage backed securities (“RMBS”) trusts. The complaints, primarily filed by investors or investor groups against U.S. Bank N.A. and similar institutions, allege the trustees caused losses to investors as a result of alleged failures by the sponsors, mortgage loan sellers and servicers to comply with the governing agreements for these RMBS trusts. Plaintiffs generally assert causes of action based upon the trustees’ purported failures to enforce repurchase obligations of mortgage loan sellers for alleged breaches of representations and warranties, notify securityholders of purported events of default allegedly caused by breaches of servicing standards by mortgage loan servicers and abide by a heightened standard of care following alleged events of default.

U.S. Bank N.A. denies liability and believes that it has performed its obligations under the RMBS trusts in good faith, that its actions were not the cause of losses to investors, that it has meritorious defenses, and it has contested and intends to continue contesting the plaintiffs’ claims vigorously. However, U.S. Bank N.A. cannot assure you as to the outcome of any of the litigation, or the possible impact of these litigations on the trustee or the RMBS trusts.

On March 9, 2018, a law firm purporting to represent fifteen Delaware statutory trusts (the “DSTs”) that issued securities backed by student loans (the “Student Loans”) filed a lawsuit in the Delaware Court of Chancery against U.S. Bank N.A. in its capacities as indenture trustee and successor special servicer, and three other institutions in their respective transaction capacities, with respect to the DSTs and the Student Loans. This lawsuit is captioned The National Collegiate Student Loan Master Trust I, et al. v. U.S. Bank National Association, et al., C.A. No. 2018-0167-JRS (Del. Ch.) (the “NCMSLT Action”). The complaint, as amended on June 15, 2018, alleged that the DSTs have been harmed as a result of purported misconduct or omissions by the defendants concerning administration of the trusts and special servicing of the Student Loans. Since the filing of the NCMSLT Action, certain Student Loan borrowers have made assertions against U.S. Bank N.A. concerning special servicing that appear to be based on certain allegations made on behalf of the DSTs in the NCMSLT Action.

U.S. Bank N.A. has filed a motion seeking dismissal of the operative complaint in its entirety with prejudice pursuant to Chancery Court Rules 12(b)(1) and 12(b)(6) or, in the alternative, a stay of the case while other prior filed disputes involving the DSTs and the Student Loans are litigated. On November 7, 2018, the Court ruled that the case should be stayed in its entirety pending resolution of the first-filed cases. On January 21, 2020, the Court entered an order consolidating for pretrial purposes the NCMSLT Action and three other lawsuits pending in the Delaware Court of Chancery concerning the DSTs and the Student Loans, which remains pending.

U.S. Bank N.A. denies liability in the NCMSLT Action and believes it has performed its obligations as indenture trustee and special servicer in good faith and in compliance in all material respects with the terms of the agreements governing the DSTs and that it has meritorious defenses. It has contested and intends to continue contesting the plaintiffs’ claims vigorously.

While the legal proceedings discussed above involve certain affiliates of the trustee, none of such legal proceedings are material to the storm recovery bondholders.

The trustee may resign at any time upon 30 days’ prior written notice to us. The holders of a majority in principal amount of the storm recovery bonds then outstanding may remove the trustee upon 30 days’ prior written notice to the trustee and may appoint a successor trustee. We will remove the trustee if the trustee ceases to be eligible to continue in this capacity under the indenture, the trustee becomes a debtor in a bankruptcy proceeding or is adjudicated insolvent, a receiver, other public officer takes charge of the trustee or its property, the trustee becomes incapable of acting or the trustee fails to provide to us certain information we reasonably request which is necessary for us to satisfy our reporting obligations under the securities laws. If the trustee resigns or is removed or a vacancy exists in the office of trustee for any reason, we will be obligated promptly to appoint a successor trustee eligible under the indenture and notice of such appointment is required to be promptly given to each rating agency by the successor trustee. No resignation or removal of the trustee will become effective until acceptance of the appointment by a successor trustee. We are responsible for payment of the expenses associated with any such removal or resignation.

The trustee will at all times satisfy the requirements of the Trust Indenture Act and Rule 3a-7 under the Investment Company Act and have a combined capital and surplus of at least $50 million and a long-term debt or issuer rating of “Baa3” or better by Moody’s and “BBB-” or better by S&P. If the trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business or assets to, another entity, the resulting, surviving or transferee entity will without any further action be the successor trustee; provided, however, that if such successor trustee is not eligible under the indenture, the successor trustee will be replaced in accordance with the terms of the indenture. We and our affiliates may, from time to time, maintain various banking, investment banking and trust relationships with the trustee and its affiliates. Please read “The Sale Agreement” and “The Servicing Agreement” in this prospectus for further information.

The trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers; provided that its conduct does not constitute willful misconduct, negligence or bad faith. The trustee shall not be deemed to have notice or knowledge of any default or event of default (other than a payment default) unless a responsible officer of the trustee has actual knowledge thereof or the trustee has received written notice thereof pursuant to the indenture. The trustee shall not be required to take any action it is directed to take under the indenture if the trustee determines in good faith that the action so directed is inconsistent with the indenture, any other basic document or applicable law, or would involve the trustee in personal liability. We have agreed to indemnify the trustee and its officers, directors, employees and agents against any and all loss, liability or expense (including reasonable attorney’s fees and expenses, the fees of experts and agents and the reasonable fees, expenses and costs incurred in connection with any action, claim or suit brought to enforce the trustee’s right to indemnification) incurred by it in connection with the administration of the trust and the performance of its duties under the indenture, the series supplement and other basic documents, provided that we are not required to pay any expense or indemnify against any loss, liability or expense incurred by the trustee through the trustee’s own willful misconduct, negligence or bad faith, and in the case of the settlement of any action, proceeding or investigation, subject to the written consent of the issuing entity and certain other requirements.

We, SWEPCO and our respective affiliates may from time to time enter into normal banking and trustee relationships with U.S. Bank Trust Company, National Association and its affiliates. No relationships currently exist or existed during the past two years between SWEPCO, us and our respective affiliates, on the one hand, and U.S. Bank Trust Company, National Association and its affiliates, on the other hand, that would be outside the ordinary course of business or on terms other than would be obtained in an arm’s length transaction with an unrelated third party.

WEIGHTED AVERAGE LIFE AND YIELD CONSIDERATIONS FOR THE STORM RECOVERY BONDS

The amount of principal payments, the amount of each interest payment and the actual final payment date of the storm recovery bonds and the weighted average life thereof will depend primarily on the timing of receipt of collected storm recovery charges by the trustee and the true-up mechanism. The aggregate amount of collected storm recovery charges and the rate of principal amortization on the storm recovery bonds will depend, in part, on actual energy usage and energy demands, and the rate of delinquencies and write-offs. The storm recovery charges are required to be adjusted from time to time based in part on the actual rate of collected storm recovery charges. However, we can give no assurance that the servicer will be able to forecast accurately actual electricity usage (and the resulting base rate revenues) and the rate of delinquencies and write-offs or implement adjustments to the storm recovery charges that will cause collected storm recovery charges to be received at any particular rate. Please read “Risk Factors—Servicing Risks,” “Other Risks Associated with an Investment in the Storm Recovery Bonds” and “SWEPCO’s Financing Order—True-Ups” in this prospectus.

If the servicer receives storm recovery charges at a slower rate than expected, the storm recovery bonds may be retired later than expected. Except in the event of the acceleration of the final payment date of the storm recovery bonds after an event of default, however, the storm recovery bonds will not be paid at a rate faster than that contemplated in the expected amortization schedule of the storm recovery bonds even if the receipt of collected storm recovery charges is accelerated. Instead, receipts in excess of the amounts necessary to amortize the storm recovery bonds in accordance with the applicable expected amortization schedules, to pay interest and related fees and expenses and to fund subaccounts of the collection account will be allocated to the excess funds subaccount. A payment on a date that is earlier than forecast might result in a shorter weighted average life, and a payment on a date that is later than forecast might result in a longer weighted average life. In addition, if a larger portion of the delayed payments on the storm recovery bonds is received in later years, the storm recovery bonds may have a longer weighted average life.

Weighted Average Life Sensitivity

Weighted average life refers to the average amount of time from the date of issuance of a security until each dollar of principal of the security has been repaid to the investor. The amount of principal payments on of the storm recovery bonds, the aggregate amount of each interest payment on the storm recovery bonds and the actual final payment date of the storm recovery bonds will depend on the timing of the servicer’s receipt of storm recovery charges from SWEPCO’s customers. Changes in the expected weighted average life of the storm recovery bonds in relation to variances in actual electricity consumption (and the resulting base rate revenue) levels from forecast levels are shown below. Severe stress cases on electricity consumption result in very minor changes, if any, in the weighted average life.

The storm recovery bonds may be retired later than expected. Except in the event of an acceleration of the expected amortization schedule of the storm recovery bonds after an event of default, however, the storm recovery bonds will not be paid at a rate faster than that contemplated in the expected amortization schedule even if the receipt of storm recovery charges collections is accelerated. Instead, receipts in excess of the amounts necessary to amortize the storm recovery bonds in accordance with the expected amortization schedule, to pay interest, ongoing transaction costs and any other related fees and expenses, and to fund deficiencies in the capital subaccount of the collection account will be allocated to the excess funds subaccount. Amounts on deposit in the excess funds subaccount will be taken into consideration in calculating the next true-up adjustment. Acceleration of the storm recovery bonds after an event of default in accordance with the terms thereof may result in payment of principal earlier than the scheduled final payment date. A payment on a date that is earlier than forecast might result in a shorter weighted average life, and a payment on a date that is later than forecast might result in a longer weighted average life. In addition, if a larger portion of the delayed payments on the storm recovery bonds is received in later years, the storm recovery bonds may have a longer weighted average life.

Weighted Average Life Sensitivity
		-5% ( Standard Deviations from Mean)		-15% ( Standard Deviations from Mean)
Tranche	Expected Weighted Average Life (Years)	WAL (Years)	Change (days)*	WAL (Years)	Change (days)*
A

*	Number is rounded to whole day.

There can be no assurance that the weighted average life of the storm recovery bonds will be as shown in the above table.

For the purposes of preparing the above chart, the following assumptions, among others, have been made: (i) in relation to the initial forecast, the forecast error stays constant over the life of the storm recovery bonds and is equal to an overestimate of electricity consumption of 5% (    standard deviations from mean) or 15% (    standard deviations from mean); (ii) the base rate revenues are directly correlated to changes in electricity consumption, (iii) the servicer makes timely and accurate filings to make a true-up adjustment to the storm recovery charges semi-annually; (iv) customer write-off rates are held constant at %; (v) customers remit all storm recovery charges days after such charges are billed; (vi) operating expenses are equal to projections; (vii) a permanent loss of all customers has not occurred; (viii) there is no acceleration of the final maturity date of the storm recovery bonds; and (ix) the issuance date of the storm recovery bonds is    , 2024. There can be no assurance that the weighted average life of the storm recovery bonds will be as shown.

ESTIMATED ANNUAL FEES AND EXPENSES

Estimated initial annual fees and expenses payable from the storm recovery charges are shown below. For the priorities in application of funds under the indenture and the series supplement, please refer to “Description of the Storm Recovery Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus.

As set forth in the table below, we are obligated to pay fees to the trustee, SWEPCO, as servicer, SWEPCO, as administrator and our independent manager. We are also obligated to pay SWEPCO an annual return on its invested capital. The following table illustrates these arrangements:

Recipient	Source of Payment	Estimated Fees and Expenses Payable

Trustee	Storm recovery charges and investment earnings	$7,500 per annum, plus certain additional expenses and indemnities, if applicable

Servicer	Storm recovery charges and investment earnings	336,700 per annum (so long as SWEPCO is servicer), payable in installments on each payment date, plus reimbursable expenses

Administrator	Storm recovery charges and investment earnings	$100,000 per annum (so long as SWEPCO is servicer), payable in installments on each payment date, plus reimbursable expenses

Independent manager	Storm recovery charges and investment earnings	$1,500 per annum

SWEPCO return on invested capital	Storm recovery charges and investment earnings	$96,851.76 per annum

If SWEPCO or any of its affiliates is not the servicer, an amount agreed upon by the successor servicer and the trustee (acting at the written direction of the holders of a majority in principal amount of the storm recovery bonds), provided, that the fee will not, unless the Louisiana Commission consents, exceed 0.60% of the initial principal amount of the storm recovery bonds on an annualized basis.

The storm recovery charges will also be used by the trustee for the payment of our other financing costs and expenses relating to the storm recovery bonds, such as accounting and audit fees, rating agency fees and legal fees.

THE SALE AGREEMENT

The following summary describes particular material terms and provisions of the sale agreement pursuant to which we will purchase the storm recovery property from SWEPCO. We have filed the form of the sale agreement with the SEC as an exhibit to the registration statement of which this prospectus forms a part, and we urge you to read such document in its entirety.

SWEPCO’s Sale and Assignment of the Storm Recovery Property

In connection with the issuance of the storm recovery bonds, SWEPCO, as the seller, will offer and sell the storm recovery property to us pursuant to the terms and conditions of the sale agreement. The sale of the storm recovery property to us by SWEPCO will be financed through the corresponding issuance of the storm recovery bonds. Pursuant to the sale agreement, SWEPCO will sell and assign to us concurrently with the issuance and sale of the storm recovery bonds to the underwriters, without recourse, except as expressly provided therein, its rights and interests in and to the financing order. The storm recovery property will represent all rights and interests of SWEPCO under the financing order that are sold and transferred to us pursuant to the sale agreement and the related bill of sale, including the right to impose, bill, charge, collect and receive the storm recovery charges authorized in the financing order with respect to the storm recovery bonds, the right to obtain periodic adjustments to such charges as provided in the financing order and all revenues, collections, claims, rights to payments, payments, money or proceeds of or arising from the storm recovery charges, as the same may be adjusted from time to time, regardless of whether such revenues, collections, claims, rights to payment, payments, money, or proceeds are imposed, billed, received, collected or maintained together with or commingled with other revenues, collections, rights to payment, payments, money or proceeds. The storm recovery property does not include the rights of SWEPCO to earn and receive a rate of return on its invested capital in us, to receive administration and servicer fees, to withdraw funds from its storm recovery reserve funded by the proceeds from the sale of the storm recovery property, or to use SWEPCO’s remaining portion of those proceeds. We will apply the net proceeds that we receive from the sale of the storm recovery bonds to the purchase of the storm recovery property.

As provided by the Securitization Act, our purchase of the storm recovery property from SWEPCO will be pursuant to the sale agreement, which will expressly provide that such transfer is an absolute and true sale, and is not a secured transaction, and all title and ownership to the storm recovery property will pass to us. Under the Securitization Act, such sale will constitute a true sale under state law whether or not:

•

we have any recourse against SWEPCO (except that any such recourse cannot arise from the inability or failure of one or more of SWEPCO’s customers to timely pay all or a portion of the storm recovery charge),

•	SWEPCO retains any equity interest in the storm recovery property under state law,

•	SWEPCO acts as a collector of the storm recovery charges, or

•	SWEPCO treats the transfer as a financing for tax, financial reporting or other purposes.

Under the Securitization Act, as of the effective date of a financing order, there is created and established for SWEPCO storm recovery property, which constitutes an existing, present, vested contract right constituting an individualized, separate incorporeal movable susceptible of ownership, sale, assignment, transfer, and security interest.

Upon the issuance of a financing order, the execution and delivery of the related sale agreement and bill of sale and the filing of a financing statement under the Securitization Act, our purchase of the storm recovery property from SWEPCO will be perfected as against all third persons, including subsequent judicial or other lien creditors.

If such sale, transfer, assignment, setting over and conveyance is held by any court of competent jurisdiction not to be a true sale as provided in Section 1230(1) of the Securitization Act, then such sale, assignment and transfer shall be treated as a pledge of the storm recovery property and as the creation of a security interest (within the meaning of the Securitization Act and the Uniform Commercial Code) in the storm recovery property and, without prejudice to the position that it has absolutely transferred all of the rights in the storm recovery property to us.

Our records and computer systems, and those of SWEPCO, will reflect the sale and assignment of SWEPCO’s rights and interests under the financing order to us. However, we expect that the storm recovery bonds will be reflected as debt on SWEPCO’s financial statements. In addition, we anticipate that the storm recovery bonds will be treated as debt of SWEPCO for federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences.”

Conditions to the Sale of the Storm Recovery Property

SWEPCO’s obligation to sell, and our obligation to purchase, the storm recovery property on the issuance date, are both subject to and conditioned upon the satisfaction or waiver of each of the following conditions:

•	on or prior to the issuance date, SWEPCO must deliver to us a duly executed bill of sale identifying the storm recovery property to be conveyed on that date;

•

as of the issuance date, the representations and warranties of SWEPCO in the sale agreement must be true and correct in all material respects and no material breach by SWEPCO of its covenants in the sale agreement shall exist, and no default by the servicer shall have occurred and be continuing under the servicing agreement, as certified by SWEPCO;

•

as of the issuance date, we must have sufficient funds available to pay the purchase price for the storm recovery property to be conveyed, all conditions to the issuance of the storm recovery bonds to purchase the storm recovery property set forth in the indenture must have been satisfied or waived, and SWEPCO is not insolvent and will not have been made insolvent by the sale of the storm recovery property and SWEPCO is not aware of any pending insolvency with respect to itself;

•

on or prior to the issuance date, SWEPCO must have taken all action required under the Securitization Act, the financing order and other applicable law transfer ownership of the storm recovery property to us, free and clear of all liens other than liens created by us pursuant to the indenture and the other basic documents; and we or the servicer, on our behalf, must have taken any action required for us to grant the trustee a first priority perfected security interest in the collateral securing the storm recovery bonds and maintain such security interest as of the issuance date (including all actions required under the Securitization Act, the financing order and the Uniform Commercial Code);

•	SWEPCO must deliver to each rating agency and to us any opinion of counsel requested by the ratings agencies;

•	SWEPCO must deliver to the trustee and to us an officers’ certificate confirming the satisfaction of each of these conditions as relevant; and

•	we have received the purchase price in funds immediately available on the issuance date.

SWEPCO’s Representations and Warranties

In the sale agreement, SWEPCO will make representations and warranties to us, as of the issuance date, to the effect, among other things, that:

1.

subject to clause 9 below (assumptions used in calculating the storm recovery charges as of the applicable issuance date), all written information, as amended or supplemented from time to time, provided by SWEPCO to us with respect to the storm recovery property (including the financing order and the issuance advice letter) is true and correct in all material respects;

2.

it is the intention of the parties to the sale agreement that, other than for specified tax purposes, the sale, transfer, assignment, setting over and conveyance of the storm recovery property contemplated by the sale agreement constitutes a sale or other absolute transfer of all right, title and interest of SWEPCO in and to the storm recovery property transferred to us; upon execution and delivery of the sale agreement and the related bill of sale and payment of the purchase price, SWEPCO will have no right, title or interest in, to or under the storm recovery property; and that the storm recovery property would not be a part of the estate of SWEPCO, as debtor, in the event of the filing of a bankruptcy petition by or against SWEPCO under any bankruptcy law; no portion of the storm recovery property has been sold, transferred, assigned, pledged or otherwise conveyed by SWEPCO to any person other than us, and, to SWEPCO’s knowledge, no security arrangement, financing statement or equivalent security or lien instrument listing SWEPCO, as debtor, and covering all or a portion of the storm recovery property, as collateral, is on file or of record in Louisiana, except such as may have been filed or recorded in favor of us or the trustee in connection with the basic documents;

3. a.	SWEPCO is the sole owner of the rights and interests under the financing order being sold to us on the issuance date,

b.

on the issuance date, immediately upon the sale under the sale agreement, the storm recovery property will have been validly sold, assigned, transferred set over and conveyed to us free and clear of all liens (except for any lien created by us under the basic documents in favor of the trustee, for the benefit of the storm recovery bondholders, and in accordance with the Securitization Act), and

c.

all actions or filings (including filings with the Louisiana UCC filing officer in accordance with the rules prescribed under the Securitization Act and the Uniform Commercial Code) necessary in any jurisdiction to give us a perfected ownership interest (subject to any lien created by us under the basic documents in favor of the trustee, for the benefit of the storm recovery bondholders, and in accordance with the Securitization Act) in the storm recovery property and to grant to the trustee a first priority perfected security interest in the storm recovery property, free and clear of all liens of SWEPCO or anyone else (except for any lien created by us under the basic documents in favor of the trustee, for the benefit of the storm recovery bondholders, and in accordance with the Securitization Act) have been taken or made;

4.

the financing order has been issued by the Louisiana Commission in accordance with the Securitization Act, the financing order and the process by which it was issued comply with all applicable laws, rules and regulations of the State of Louisiana and the federal laws of the United States, and the financing order is final, non-appealable and in full force and effect;

5.

as of the date of issuance of the storm recovery bonds, the storm recovery bonds will be entitled to the protections provided by the Securitization Act and the financing order, the issuance advice letter and the storm recovery charges authorized therein will have become irrevocable and not subject to reduction, impairment or adjustment by further action of the Louisiana Commission, except as permitted by Section 1228(C)(4) of the Securitization Act; the issuance advice letter and the rate schedule rider have been filed in accordance with the financing order and an officer of SWEPCO has provided the certification to the Louisiana Commission required by the issuance advice letter; and the initial storm recovery charges and the final terms of the storm recovery bonds set forth in the issuance advice letter have become effective;

6. a.

under the Securitization Act, the State of Louisiana has pledged that it will not alter the provisions of the part of the Securitization Act which authorizes the Louisiana Commission to create a contract right by the issuance of a financing order, to create storm recovery property, and to make the storm recovery charges imposed by a financing order irrevocable, binding and nonbypassable charges, take or permit any action that impairs or would impair the value of the storm recovery property or, except as permitted by §1234 of the Securitization Act and except for adjustments under any true-up mechanism established by the Louisiana Commission, reduce, alter or impair the related storm recovery charges until the principal, interest and premium, and any other charges incurred and contracts to be performed in connection with the storm recovery bonds, have been paid and performed in full; provided, that nothing in §1234 shall preclude limitation or alteration if and when full compensation is made by law for the full protection of the storm recovery charges collected pursuant to a financing order and full protection of the holders of storm recovery bonds and any assignee or financing party,

b.

under the laws of the State of Louisiana and the federal laws of the United States, a reviewing court of competent jurisdiction would hold that (x) the State of Louisiana could not constitutionally take any action of a legislative character, including the repeal or amendment of the Securitization Act, which would substantially limit, alter or impair the storm recovery property or other rights vested in the storm recovery bondholders pursuant to the financing order, or substantially limit, alter, impair or reduce the value or amount of the storm recovery property, unless that action is a reasonable and necessary exercise of the State of Louisiana’s sovereign powers based on reasonable conditions and of a character reasonable and appropriate to the emergency or other significant and legitimate public purpose justifying that action, and, (y) under the takings clauses of the Louisiana and United States Constitutions, if the court concludes that the storm recovery property is protected by the takings clauses, the State of Louisiana could not repeal or amend the Securitization Act or take any other action in contravention of its pledge referred to in subsection (a) above without paying just compensation to the storm recovery bondholders, as determined by a court of competent jurisdiction, if doing so would constitute a permanent appropriation of a substantial property interest of the storm recovery bondholders in the storm recovery property and deprive the storm recovery bondholders of their reasonable expectations arising from their investments in the storm recovery bonds or substantially reduce, limit or impair the value of the storm recovery property or the storm recovery charges, prior to the time that the storm recovery bonds are fully paid and discharged; however, there is no assurance that, even if a court were to award just compensation, it would be sufficient to pay the full amount of principal and interest on the storm recovery bonds, and

c.

under the laws of the State of Louisiana and the United States Constitution, a Louisiana state court reviewing an appeal of the Louisiana Commission action of a legislative character would conclude that the Louisiana Commission pledge (i) creates a binding contractual obligation of the State of Louisiana for purposes of the contract clauses of the United States and Louisiana Constitutions, and (ii) the Louisiana Commission could not take any action of a legislative character, including the rescission or amendment of the financing order, which such court determines violates the Louisiana Commission pledge in a manner that substantially impairs or would substantially impair the value of the storm recovery property or substantially reduces, alters or impairs the value of the storm recovery property or the storm recovery charges, prior to the time that the storm recovery bonds are paid and performed in full, unless there is a judicial finding that the Louisiana Commission action clearly is exercised for a public end and is reasonably necessary to the accomplishment of that public end so as not to be arbitrary, capricious or an abuse of authority. There is no assurance, however, that even if a court were to award just compensation it would be sufficient to pay the full amount of principal and interest on the storm recovery bonds;

7.

there is no order by any court providing for the revocation, alteration, limitation or other impairment of the Securitization Act, the financing order or issuance advice letter, the storm recovery property or the storm recovery charges or any rights arising under any of them or that seeks to enjoin the performance of any obligations under the financing order;

8.

under the laws of the State of Louisiana and the federal laws of the United States in effect on the issuance date, no other approval, authorization, consent, order or other action of, or filing with any court, federal or state regulatory body, administrative agency or governmental instrumentality is required in connection with the creation of the storm recovery property transferred on the issuance date, except those that have been obtained or made;

9.

based on information available to SWEPCO on the issuance date, the assumptions used in calculating the storm recovery charges in the issuance advice letter are reasonable and made in good faith; however, notwithstanding the foregoing, SWEPCO makes no representation or warranty, express or implied, that billed storm recovery charges will be actually collected from customers, or that amounts actually collected arising from the storm recovery charges will in fact be sufficient to meet the payment obligations on the storm recovery bonds or that the assumptions used in calculating such storm recovery charges will in fact be realized;

10. a.

upon the effectiveness of the financing order, the transfer of SWEPCO’s rights and interests related to the storm recovery bonds under the financing order and our purchase of the storm recovery property from SWEPCO pursuant to the sale agreement, the storm recovery property will constitute a present contract right vested in us,

b.

upon the effectiveness of the financing order, the issuance advice letter and the rate schedule rider, the transfer of SWEPCO’s rights and interests under the financing order and our purchase of the storm recovery property from SWEPCO pursuant to the sale agreement, the storm recovery property will include, without limitation:

(1)

the right to impose, bill, charge, collect and receive the storm recovery charges, including the right to receive storm recovery charges in amounts and at times sufficient to pay principal and interest on and ongoing financing costs associated with the storm recovery bonds,

(2)	the rights to obtain for periodic adjustments of the storm recovery charges as provided in the financing order,

(3)	all revenues, collections, claims, rights to payments, payments, money, or proceeds of or arising from the rights and interests resulting from the storm recovery charges; and

(4)

all other rights and interest of SWEPCO under the financing order, except the rights of SWEPCO to earn and receive a rate of return on its invested capital in us, to receive administration and servicer fees, to withdraw funds from its storm recovery reserve funded by the proceeds from the sale of the storm recovery property, or to use SWEPCO’s remaining portion of those proceeds,

c.

upon the effectiveness of the issuance advice letter and the rate schedule rider, the transfer of SWEPCO’s rights and interests under the financing order and our purchase of the storm recovery property from SWEPCO on the issuance date pursuant to the sale agreement, the storm recovery property will not be subject to any lien created by a previous indenture;

11.

SWEPCO is a corporation duly organized and in good standing under the laws of the State of Delaware, with corporate power and authority to own its properties and conduct its business as currently owned or conducted;

12.

SWEPCO has the corporate power and authority to obtain the financing order and to execute and deliver the sale agreement and to carry out its terms, to own the storm recovery property under the financing order related to the storm recovery bonds, and to sell and assign the storm recovery property under the financing order to us, and the execution, delivery and performance of the sale agreement have been duly authorized by SWEPCO by all necessary corporate action;

13.

the sale agreement constitutes a legal, valid and binding obligation of SWEPCO, enforceable against SWEPCO in accordance with its terms, subject to customary exceptions relating to bankruptcy, creditors’ rights and equitable principles;

14.

the consummation of the transactions contemplated by the sale agreement and the fulfillment of the terms thereof do not (a) conflict with or result in any breach of any of the terms and provisions of, or constitute (with or without notice or lapse of time) a default under, the articles of incorporation or by-laws of SWEPCO, or any indenture, mortgage, credit agreement or other agreement or instrument to which SWEPCO is a party or by which it or any of its properties is bound; (b) result in the creation or imposition of any lien upon any of SWEPCO’s properties pursuant to the terms of any such indenture or agreement or other instrument (except for any lien created by us under the basic documents in favor of the trustee, for the benefit of the storm recovery bondholders, and in accordance with the Securitization Act) or (c) violate any existing law or any existing order, rule or regulation applicable to SWEPCO of any court or of any federal or state regulatory body, administrative agency or governmental instrumentality having jurisdiction over SWEPCO or its properties;

15.

except for financing statement filings and continuation filings under the Uniform Commercial Code and other filings under the Securitization Act and the Uniform Commercial Code, no approval, authorization, consent, order or other action of, or filing with, any court, federal or state regulatory body, administrative agency or governmental instrumentality is required under any applicable law, rule or regulation in connection with the execution and delivery by SWEPCO of the sale agreement, the performance by SWEPCO of the transactions contemplated by the sale agreement or the fulfillment by SWEPCO of the terms of the sale agreement, except those that have previously been obtained or made and those that SWEPCO, in its capacity as servicer under the servicing agreement, is required to make in the future pursuant to the servicing agreement;

16.

except as disclosed in this prospectus, there are no proceedings pending, and to SWEPCO’s knowledge, (a) there are no proceedings threatened and (b) there are no investigations pending or threatened before any court, federal or state regulatory body, administrative agency or governmental instrumentality having jurisdiction over SWEPCO or its properties involving or related to SWEPCO or us or, to SWEPCO’s knowledge, to any other person:

a.	asserting the invalidity of the sale agreement, any of the other basic documents, the storm recovery bonds, the Securitization Act or the financing order,

b.	seeking to prevent the issuance of the storm recovery bonds or the consummation of the transactions contemplated by the sale agreement or any of the other basic documents,

c.

seeking any determination or ruling that could reasonably be expected to materially and adversely affect the performance by SWEPCO of its obligations under, or the validity or enforceability of, the sale agreement or any of the other basic documents or the storm recovery bonds, or

d.	challenging SWEPCO’s treatment of the storm recovery bonds as debt of AEP for federal or state income, gross receipts or franchise tax purposes;

17.	after giving effect to the sale of the storm recovery property under the sale agreement, SWEPCO:

a.	is solvent and expects to remain solvent,

b.	is adequately capitalized to conduct its business and affairs considering its size and the nature of its business and intended purposes,

c.	is not engaged and does not expect to engage in a business for which its remaining property represents an unreasonably small portion of its capital,

d.	reasonably believes that it will be able to pay its debts as they become due, and

e.	is able to pay its debts as they become due and does not intend to incur, or believes that it will incur, indebtedness that it will not be able to repay at its maturity;

18.

SWEPCO is duly qualified to do business as a foreign corporation in good standing, and has obtained all necessary licenses and approvals, in all jurisdictions in which the ownership or lease of property or the conduct of its business requires such qualifications, licenses or approvals (except where the failure to so qualify or obtain such licenses and approvals would not be reasonably likely to have a material adverse effect on SWEPCO’s business, operations, assets, revenues or properties); and

19.	SWEPCO is not aware of any judgment or tax lien filings against us or SWEPCO that would result in a lien on the storm recovery property.

The representations and warranties made by SWEPCO survive the sale of the storm recovery property to us and the pledge thereof on the issuance date to the trustee. Any change in the law occurring after the issuance date that renders any of the representations and warranties untrue does not constitute a breach under the sale agreement.

SWEPCO makes no representation or warranty, express or implied, as to the solvency of any customer on any issuance date or as to the future solvency of any customer. Further, we waive any right to rescind the sale agreement or any conveyance pursuant to the sale agreement in case of insolvency of any customer, regardless of any actual or implied knowledge by SWEPCO at any time of the insolvency of any customer. Additionally, we agree that the sale agreement is not subject to a suspensive condition under Louisiana Civil Code Article 2450, notwithstanding that the imposition and collection of storm recovery charges depends upon future acts such as the servicer performing its servicing functions relating to the collection of storm recovery charges, the future provision of electric service to customers, and the future base rate revenues and consumption by customers of electricity.

SWEPCO’s Covenants

In the sale agreement, SWEPCO will make the following covenants:

1.

subject to its rights to assign its rights and obligations under the sale agreement, so long as any of the storm recovery bonds are outstanding, SWEPCO shall (i) keep in full force and effect its existence and remain in good standing under the laws of the state of its organization, and will obtain and preserve its qualification to do business in each jurisdiction in which such qualification is or will be necessary to protect the validity and enforceability of the sale agreement and each other instrument or agreement to which SWEPCO is a party necessary to the proper administration of the sale agreement and the transactions contemplated by the sale agreement and (ii) continue to operate its electric transmission and distribution system to provide transmission and distribution delivery service to its Louisiana Commission-jurisdictional area customers; and, to the extent that any interest in the storm recovery property is assigned, sold or transferred by us to another assignee, SWEPCO shall enter into an agreement with that assignee that requires SWEPCO (or its successor) to continue to operate its transmission and distribution delivery system to provide service to SWEPCO’s Louisiana Commission-jurisdictional area customers; and further (in each case) SWEPCO will undertake to collect, account and remit amounts in respect of the storm recovery charges for the benefit and account of such assignee (or its financing party); provided, however, that this provision shall not prohibit SWEPCO from selling, assigning, or otherwise divesting its transmission system or distribution system (or any portions thereof) providing service to SWEPCO’s Louisiana Commission-jurisdictional area customers, by any method whatsoever, including those specified in the financing order pursuant to which an entity becomes a successor, so long as the entities acquiring either such system or portion thereof agree to continue operating such facilities to provide service to Louisiana Commission-jurisdictional area customers;

2.

except for the conveyances under the sale agreement or any lien under the basic documents and any lien granted pursuant to Section 1231 of the Securitization Act in favor of the trustee for the benefit of the storm recovery bondholders, SWEPCO may not sell, pledge, assign or transfer to any other person, or grant, create, incur, assume or suffer to exist any lien on, any of the storm recovery property, whether then existing or thereafter created, or any interest therein. SWEPCO may not at any time assert any lien against or with respect to the storm recovery property, and SWEPCO shall defend the right, title and interest of us and of the trustee, as our assignee, in, to and under the storm recovery property against all claims of third parties claiming through or under SWEPCO;

3.

in the event that SWEPCO receives collections in respect of the storm recovery charges or the proceeds thereof other than in its capacity as the servicer, SWEPCO agrees to pay to the servicer, on our behalf, all payments received by it in respect thereof as soon as practicable after receipt thereof; prior to such remittance to the servicer by SWEPCO, we agree that such amounts are held by it in trust for us and the trustee;

4.

if SWEPCO (i) becomes a party to any future trade receivables purchase and sale arrangement or similar arrangement under which SWEPCO sells all or any portion of its accounts receivables or (ii) sells additional storm recovery property or similar property in connection with an offering of storm recovery bonds or other similar bonds, SWEPCO and the other parties to such arrangement shall enter into an intercreditor agreement and joinder, or an amendment or joinder to the intercreditor agreement, in connection therewith and the terms of the documentation evidencing such trade receivables purchase and sale arrangement, storm recovery bond or other similar bonds or similar arrangement shall expressly exclude storm recovery charges from any receivables property or other assets pledged or sold under such arrangement;

5.

SWEPCO will notify us and the trustee promptly after becoming aware of any lien on any of the storm recovery property, other than the conveyances under the sale agreement, any lien created in favor of the storm recovery bondholders or any lien created by us under the indenture;

6.

SWEPCO agrees to comply with its organizational or governing documents and all laws, treaties, rules, regulations and determinations of any court or federal or state regulatory body, administrative agency or governmental instrumentality applicable to it, except to the extent that failure to so comply would not materially adversely affect our or the trustee’s interests in the storm recovery property or under the basic documents or SWEPCO’s performance of its obligations under the sale agreement or under any of the other basic documents;

7.	so long as any of the storm recovery bonds are outstanding, SWEPCO:

a.	will treat the storm recovery bonds as our debt and not debt of SWEPCO, except for financial reporting, state or federal regulatory or tax purposes;

b.	will disclose in its financial statements that it is not the owner of the storm recovery property and that our assets are not available to pay creditors of SWEPCO or its affiliates (other than us);

c.	will disclose the effects of all transactions between us and SWEPCO in accordance with generally accepted accounting principles; and

d.	will not own or purchase any of the storm recovery bonds;

8.	so long as any of the storm recovery bonds are outstanding:

a.

in all proceedings relating directly or indirectly to the storm recovery property, SWEPCO will affirmatively certify and confirm that it has sold all of its rights and interests in and to the storm recovery property to us (other than for financial reporting or tax purposes), and will not make any statement or reference in respect of the storm recovery property that is inconsistent with our ownership (other than for financial reporting or tax purposes or as required by state or federal regulatory purposes),

b.

SWEPCO will not take any action in respect of the storm recovery property except solely in its capacity as servicer thereof pursuant to the servicing agreement or as contemplated by the basic documents,

c.

SWEPCO shall not sell storm recovery property (or similar property) under a financing order in connection with the issuance of additional storm recovery bonds (or similar bonds) unless the Rating Agency Condition shall have been satisfied, and

d.

neither we nor SWEPCO will take any action, file any tax return, or make any election inconsistent with the treatment of us, for purposes of federal taxes and, to the extent consistent with applicable state, local and other tax law, for purposes of state, local and other taxes, as a disregarded entity that is not separate from SWEPCO (or, if relevant, from another sole owner of us);

9.

SWEPCO agrees that, upon the sale by SWEPCO of all of its rights and interests related to the storm recovery bonds to us pursuant to the sale agreement to the fullest extent permitted by law, including applicable Louisiana Commission regulations and the Securitization Act, we shall have all of the rights originally held by SWEPCO with respect to the storm recovery property, including the right (subject to the terms of the servicing agreement) to exercise any and all rights and remedies to collect any amounts payable by any customer in respect of the storm recovery property, notwithstanding any objection or direction to the contrary by SWEPCO (and SWEPCO agrees not to make any such objection or to take any such contrary action) and any payment to the servicer by any person responsible for remitting storm recovery charges to the servicer under the terms of the financing order or the Securitization Act or the rate schedule rider shall discharge such person’s obligations in respect of the storm recovery property to the extent of such payment, notwithstanding any objection or direction to the contrary by SWEPCO;

10.

SWEPCO shall execute and file such filings, and cause to be executed (if applicable) and filed such filings in such manner and in such places as may be required by law to fully preserve, maintain and protect our ownership interest and the trustee’s security interest in the storm recovery property, including all filings required under the Securitization Act and the Louisiana Uniform Commercial Code relating to the transfer of the ownership of the rights and interests under the financing order by SWEPCO to us and the pledge of the storm recovery property by us to the trustee. SWEPCO will deliver (or cause to be delivered) to us and the trustee file-stamped copies of, or filing receipts for, any document filed as provided above, as soon as available following such filing;

11.

SWEPCO will institute any action or proceeding reasonably necessary to compel performance by the Louisiana Commission or the State of Louisiana of any of their obligations or duties under the Securitization Act, the financing order or the issuance advice letter relating to the transfer of the rights and interests under the financing order by SWEPCO to us, and shall provide written notice to the trustee of the institution of any such action. SWEPCO agrees to take such legal or administrative actions, including defending against or instituting and pursuing legal actions and appearing or testifying at hearings or similar proceedings, in each case as may be reasonably necessary:

a.

to protect us and the storm recovery bondholders from claims, state actions or other actions or proceedings of third parties which, if successfully pursued, would result in a breach of any representation described above under the caption “SWEPCO’s Representations and Warranties”; or

b.

so long as SWEPCO is also the servicer, to block or overturn any attempts to cause a repeal of, modification of or supplement to the Securitization Act, the financing order, the issuance advice letter or the rights of storm recovery bondholders by legislative enactment (including any action of the Louisiana Commission of a legislative character) or constitutional amendment that would be materially adverse to us, the trustee or the storm recovery bondholders. The costs of any such actions or proceedings would be reimbursed by us to SWEPCO from amounts on deposit in the collection account as an operating expense in accordance with the terms of the indenture. SWEPCO’s obligations pursuant to this covenant survive and continue notwithstanding that the payment of operating expenses pursuant to the indenture may be delayed;

12.

so long as any of the storm recovery bonds are outstanding, SWEPCO will pay all material taxes, assessments and governmental charges imposed upon it or any of its properties or assets or with respect to any of its franchises, businesses, income or property before any penalty accrues thereon if the failure to pay any such taxes, assessments and governmental charges would, after any applicable grace periods, notices or other similar requirements, result in a lien on the storm recovery property; provided that no such tax need be paid if SWEPCO or any of its affiliates is contesting the same in good faith by appropriate proceedings promptly instituted and diligently conducted and if SWEPCO or such affiliate has established appropriate reserves as shall be required in conformity with generally accepted accounting principles;

13.	SWEPCO will comply with all filing requirements imposed upon it in its capacity as seller of the storm recovery property under the financing order, including making any post-closing filings;

14.

even if the sale agreement or the indenture providing for the storm recovery bonds is terminated, SWEPCO will not, prior to the date that is one year and one day after the termination of the indenture, petition or otherwise invoke or cause the process of any court or federal or state regulatory body, administrative agency or governmental instrumentality for the purpose of commencing or sustaining an involuntary case against us under any federal or state bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of ours, or any substantial part of the property of ours or ordering the winding up or liquidation of our affairs. We will also agree in the sale agreement not to petition or otherwise induce or cause SWEPCO to invoke such a process for the same period of time;

15.	SWEPCO agrees not to withdraw the filing of the issuance advice letter with the Louisiana Commission;

16.	SWEPCO agrees to make all reasonable efforts to keep the rate schedule rider in full force and effect at all times;

17.

promptly after obtaining knowledge thereof, in the event of a breach in any material respect (without regard to any materiality qualifier contained in such representation, warranty or covenant) of any of SWEPCO’s representations, warranties or covenants contained in the sale agreement, SWEPCO shall promptly provide written notice to us, the trustee and the rating agencies of such breach. For the avoidance of doubt, any breach which would adversely affect scheduled payments on the storm recovery bonds will be deemed to be a material breach;

18.	SWEPCO shall use the proceeds of the sale of the storm recovery property in accordance with the financing order and the Securitization Act; and

19.

upon the reasonable request of us, SWEPCO shall execute and deliver such further instruments and do such further acts as may be reasonably necessary to carry out more effectually the provisions and purposes of the sale agreement.

SWEPCO’s Obligation to Indemnify Us and the Trustee and to Take Legal Action

Under the sale agreement, SWEPCO is obligated to indemnify us and the trustee, for itself and on behalf of the storm recovery bondholders and related parties specified therein, against:

1.

any and all taxes, other than any taxes imposed on the storm recovery bondholders solely as a result of their ownership of the storm recovery bonds, that may at any time be imposed on or asserted against any of those persons under existing law as of the issuance date as a result of the sale and assignment of SWEPCO’s rights and interests under the financing order by SWEPCO to us, the acquisition or holding of the storm recovery property by us or the issuance and sale by us of the storm recovery bonds, including any sales, gross receipts, tangible personal property, privilege, franchise or license taxes, but excluding any taxes imposed as a result of a failure of that person to properly withhold or remit taxes imposed with respect to payments on any storm recovery bond, in the event and to the extent such taxes are not recoverable as financing costs, it being understood that the storm recovery bondholders will be entitled to enforce their rights against SWEPCO solely through a cause of action brought for their benefit by the trustee in accordance with the terms of the indenture; and

2.

any and all liabilities, obligations, claims, actions, suits or payments of any kind whatsoever that may be imposed on or asserted against any such person, together with any reasonable and documented costs and expenses incurred by that person, in each case as a result of SWEPCO’s breach of any of its representations, warranties or covenants contained in the sale agreement.

However, SWEPCO is not required to indemnify the trustee or related parties against any liability, obligation, claim, action, suit or payment incurred by them through their own willful misconduct, negligence or bad faith. SWEPCO is not required to indemnify a party for any amount paid or payable by such party in the settlement of any action, proceeding or investigation without the prior written consent of SWEPCO which consent shall not be unreasonably withheld.

These indemnification obligations will rank equally in right of payment with other general unsecured obligations of SWEPCO. The indemnities described above will survive the resignation or removal of the trustee and the termination of the sale agreement and include reasonable fees and expenses of investigation and litigation (including reasonable attorneys’ fees and expenses and the costs and expenses of defending any claim or bringing any claim to enforce such indemnification obligations). The representations and warranties described above under the caption “SWEPCO’s Representations and Warranties” are made under existing law as in effect as of the date of issuance of the storm recovery bonds. SWEPCO will not indemnify any party for any changes of law after the issuance of the storm recovery bonds or for any liability resulting solely from a downgrade in the ratings on the storm recovery bonds.

SWEPCO’s Limited Obligation to Undertake Legal Action. As described in clause 11 above under “SWEPCO’s Covenants,” the sale agreement will require SWEPCO to institute any action or proceeding reasonably necessary to compel performance by the Louisiana Commission or the State of Louisiana of any of their obligations or duties under the Securitization Act, the financing order or the issuance advice letter with respect to the storm recovery property. Except for the foregoing and subject to SWEPCO’s further covenant to fully preserve, maintain and protect our interests in the storm recovery property, SWEPCO will not be under any obligation to appear in, prosecute or defend any legal action that is not incidental to its obligations under the sale agreement and that in its opinion may involve it in any expense or liability.

Successors to SWEPCO

The sale agreement will provide that any person which succeeds by merger, conversion, consolidation, sale or other similar transaction to all or substantially all of the electric transmission and distribution business of SWEPCO in the State of Louisiana (or, if the transmission and distribution business is split, any person which the Louisiana Commission designates in connection with an order relating to such split) will be the successor to SWEPCO with respect to SWEPCO’s ongoing obligations under the sale agreement without the execution or filing of any document or any further act by any of the parties to the sale agreement. The sale agreement will further require that:

•

immediately after giving effect to any transaction referred to in this paragraph, no representation, warranty or covenant made in the sale agreement by SWEPCO will have been breached in any material respect, and no servicer default, to the extent that SWEPCO is the servicer, and no event that, after notice or lapse of time, or both, would become a servicer default will have occurred and be continuing,

•	the rating agencies specified in the sale agreement will have received prior written notice of the transaction, and

•	officers’ certificates and opinions of counsel specified in the sale agreement will have been delivered to us and the trustee.

Amendment

The sale agreement may be amended from time to time (without the consent of the trustee or any of the storm recovery bondholders) in writing by SWEPCO and us with ten business days’ prior written notice given to the rating agencies and, in the case of any amendment that increases ongoing financing costs the consent or deemed consent of the Louisiana Commission, (i) to cure any ambiguity, to correct or supplement any provisions in the sale agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in the sale agreement or of modifying in any manner the rights of the storm recovery bondholders; provided, however, that we and the trustee shall receive an officer’s certificate stating that the execution of such amendment shall not adversely affect in any material respect the interests of any storm recovery bondholders; or (ii) to conform the provisions hereof to the description of the sale agreement in this prospectus.

In addition, the sale agreement may be amended in writing by the parties thereto, if notice of the amendment is provided by us to each rating agency and the rating agency condition has been satisfied, with the consent of the trustee (acting at the written direction of SWEPCO) and, with respect to amendments that would increase ongoing financing costs, the consent or deemed consent of the Louisiana Commission.

THE SERVICING AGREEMENT

The following summary describes the material terms and provisions of the servicing agreement pursuant to which the servicer will undertake to service the storm recovery property. We have filed the form of the servicing agreement with the SEC as an exhibit to the registration statement of which this prospectus forms a part, and we urge you to read such document in its entirety.

Servicing Procedures

General. The servicer, as our agent, will manage, service, administer and make collections in respect of the storm recovery property. The servicer’s duties will include:

•	calculating and billing the storm recovery charges,

•	obtaining meter reads,

•

collecting and remitting to the trustee the storm recovery charges and payments with respect to storm recovery property from all persons or entities responsible for paying storm recovery charges and other payments with respect to storm recovery property to the servicer under the financing order, Louisiana Commission regulations or applicable tariffs and remitting these collections to the trustee,

•	responding to inquiries from customers, the Louisiana Commission or any federal, local or other state governmental authority with respect to the storm recovery property and the storm recovery charges,

•

accounting for storm recovery charges, investigating and resolving delinquencies (and furnishing required reports with respect to such delinquencies to us), processing and depositing collections, making periodic remittances to the trustee and furnishing required periodic reports to us, the trustee, the Louisiana Commission and the rating agencies,

•	monitoring customer payments of storm recovery charges,

•

notifying each customer of any defaults in its payment obligations and other obligations (including its credit standards), and shall follow such collection procedures as it follows with respect to comparable assets that it services for itself or others,

•

making all required filings with the Louisiana Commission and taking all other actions necessary to perfect our ownership interests in and the trustee’s first priority lien on the storm recovery property and other portions of the collateral,

•	selling, as our agent, defaulted or written-off accounts in accordance with the servicer’s usual and customary practices,

•

taking action in connection with true-up adjustments to the storm recovery charges and allocation of the charges among various classes of customers as described below and pursuant to the financing order, and

•	any other duties specified for a servicer under the financing order or applicable law.

Please read “SWEPCO’s Financing Order” in this prospectus. The servicer is required to notify us, the trustee, the Louisiana Commission and the rating agencies in writing when it becomes aware of any laws, orders, directions or Louisiana Commission regulations promulgated after the execution of the servicing agreement that have a material adverse effect on the servicer’s ability to perform its duties under the servicing agreement. The servicer is also authorized to execute and deliver documents and to make filings and participate in proceedings on our behalf.

In the servicing agreement, the servicer will agree, among other things, that, in servicing the storm recovery property, except where the failure to comply with any of the following would not materially adversely affect our or the trustee’s respective interests in the storm recovery property:

•

it will manage, service, administer and make collections in respect of the storm recovery property with reasonable care and in material compliance with applicable laws and regulations, including all applicable Louisiana Commission regulations, using the same degree of care and diligence that the servicer exercises with respect to similar assets for its own account,

•

it will follow standards, policies and practices in performing its duties as servicer that are customary in the electric transmission and distribution industry or that the Louisiana Commission has mandated and that are consistent with the terms and provisions of the financing order, rate schedule rider and existing law,

•	it will use all reasonable efforts, consistent with the policies and practices, to enforce and maintain the trustee’s and our rights in respect of the storm recovery property,

•

it will calculate the storm recovery charges and the allocation of storm recovery charges among customer classes in compliance with the Securitization Act, the financing order, any Louisiana Commission order related to storm recovery charge allocation and the rate schedule rider,

•	it will use all reasonable efforts consistent with the policies and practices, to collect all amounts owed in respect of the storm recovery property as they become due,

•

it will make all filings required under the applicable Uniform Commercial Code or the Securitization Act to maintain the perfected security interest of the trustee in the storm recovery property and in the other portions of the collateral,

•	it will petition the Louisiana Commission for adjustments to the storm recovery charges that the servicer determines to be necessary in accordance with the financing order, and

•

it will keep on file, in accordance with customary procedures, all documents pertaining to the storm recovery property and will maintain accurate and complete accounts, records and computer systems pertaining to the storm recovery property.

The duties of the servicer set forth in the servicing agreement are qualified by any Louisiana Commission regulations or orders in effect at the time those duties are to be performed.

Servicer Obligation to Undertake Legal Action. The servicer is required, subject to applicable law, to institute any action or proceeding reasonably necessary to compel performance by the Louisiana Commission or the State of Louisiana of any of their respective obligations or duties under the Securitization Act or the financing order, as the case may be, with respect to the storm recovery charge adjustments. The costs of any such actions or proceedings would be reimbursed by us to the servicer from amounts on deposit in the collection account as an operating expense in accordance with the terms of the indenture. The servicer’s obligations pursuant to this covenant survive and continue notwithstanding that the payment of operating expenses pursuant to the indenture may be delayed.

Remittances to the Trustee. The servicer will remit estimated collection payments on the storm recovery charges to the trustee for deposit in the general subaccount of the collection account each servicer business day (as defined in the servicing agreement) (commencing 1 days after the date of the servicing agreement), but in no event later than two servicer business days following the servicer business day after such collections are estimated to have been received, using a weighted average balance of days outstanding on retail bills and prior years’ write-off experience as provided in the servicing agreement. For more information see “Remittances to the Collection Account.”

Storm Recovery Charge Adjustment Process

Mandatory True-Ups. Among other things, the servicing agreement will require the servicer to file true-up adjustment requests at least semi-annually (and, beginning 12 months prior to the scheduled final payment date, quarterly) to correct any under-collections or over-collections during the preceding six months and to ensure the expected recovery of amounts sufficient to provide timely payment of principal and interest on the storm recovery bonds and all other financing costs (including any necessary replenishment of the capital subaccount). For more information on the true-up process, please read “SWEPCO’s Financing Order—True-Ups.” These adjustment requests are to be based on actual collected storm recovery charges and updated assumptions by the servicer as to projected future usage during the next period, expected delinquencies and write-offs and future payments and expenses relating to the storm recovery property and the storm recovery bonds. The servicer agrees to calculate these adjustments to:

•

correct, over a period covering the next two succeeding payment dates as provided in the financing order, any under-collections or over-collections, for any reason, during the preceding six months; and

•

to ensure the projected recovery of amounts sufficient to provide timely payment of the scheduled principal of and interest on the storm recovery bonds and all other financing costs (including any necessary replenishment of the capital subaccount) during each of the next two succeeding bond payment dates (or, in the case of certain quarterly true-up adjustments, the period ending on the next storm recovery bond payment date), consistent with the methodology described in the financing order.

The servicer will agree to file adjustment requests on each calculation date for us as specified in the servicing agreement. In accordance with the financing order, the Louisiana Commission staff has 15 days to approve the adjustments. Any adjustment to the allocation of storm recovery charges must be filed with the Louisiana Commission at least 15 days before the date the proposed adjustment will become effective. The adjustments to the storm recovery charges are expected to occur on each adjustment date. Adjustments to the storm recovery charges will cease with respect to the storm recovery bonds on the final adjustment date.

Interim True-Ups. The servicer may also make interim true-up adjustments more frequently at any time during the term of the storm recovery bonds: (i) if the servicer forecasts that storm recovery charge collections will be insufficient to make on a timely basis all scheduled payments of interest and other financing costs in respect of the storm recovery bonds during the current or next succeeding payment period or bring all principal payments on schedule for each of the next two succeeding payment dates and/or (ii) to replenish any draws upon the capital subaccount. If required by the ratings agencies to obtain the highest credit ratings, the servicing agreement may also provide for quarterly true-up adjustments as and when so required.

In addition to the semi-annual true-up adjustment, the servicer shall request Louisiana Commission approval of an amendment to the true-up adjustment mechanism if the servicer elects to make a non-standard true-up adjustment (under such procedures as shall be proposed by the servicer and approved by the Louisiana Commission at the time) that the servicer deems necessary or appropriate to address any material deviations between storm recovery charge collections and the periodic revenue requirement or to allow for changes in transmission and distribution customer class allocation factors. No such change shall cause any of the then-current credit ratings of the storm recovery bonds to be suspended, withdrawn or downgraded.

Remittances to Collection Account

The servicer will remit estimated collection payments on the storm recovery charges to the trustee for deposit in the general subaccount of the collection account each servicer business day (commencing 30 days after the date of the servicing agreement), but in no event later than two servicer business days following the servicer business day after such collections are estimated to have been received. For a description of the allocation of the deposits, please read “Description of the Storm Recovery Bonds—How Funds in the Collection Account will be Allocated.” Until storm recovery charge collections are remitted to the collection account, the servicer will not be required to segregate them from its general funds. Please read “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer” in this prospectus.

The servicer will remit to the trustee storm recovery charge collections based on its estimated daily collections using the prior year write-off experience and the weighted average balance of days outstanding of bills. Prior to, or concurrently with each such remittance to the general subaccount of the collection account, the servicer shall provide written notice to the trustee and, upon request, to us of such remittance. The servicer shall also, promptly upon receipt, remit to the collection account any other proceeds of the trust estate that it may receive from time to time. In the servicing agreement, the servicer will agree and acknowledge that it holds all storm recovery charge payments or any other proceeds for the trust estate received by it for the benefit of the trustee and the storm recovery bondholders and that all such amounts will be remitted by the servicer without any surcharge, fee, offset, charge or other deduction. The servicer shall not make any claim to reduce its obligation to remit all storm recovery charge payments collected by it in accordance with the servicing agreement. Unless otherwise directed to do so by us, the servicer shall be responsible for selecting eligible investments in which the funds in the collection account shall be invested pursuant to the indenture.

Commencing no later than  , the servicer will on a monthly basis reconcile remittances of estimated payments arising from storm recovery charges with actual storm recovery charge payments received by the servicer to more accurately reflect the amount of billed storm recovery charges that should have been remitted during the prior month, based on the amounts actually received during such month. So long as the servicer faithfully makes all daily remittances based on weighted average days sales outstanding, as provided for in the servicing agreement, no actual or deemed investment earnings shall be payable in respect of such over-remittances or under-remittances.

So long as the intercreditor agreement and joinder is in effect, the servicer will allocate, or cause to be allocated, amounts owed to us and the other recipients of remittances described therein in accordance with the terms of the intercreditor agreement and joinder. Any amounts collected by the servicer that represent partial payments of, (A) if the intercreditor agreement and joinder remains in effect, the portion of the customer bill allocable to storm recovery charges pursuant to the terms of the intercreditor agreement and joinder, or (B) otherwise, the amount paid by a customer will be applied to all charges on such customer’s bill, including without limitation electric service charges and all storm recovery charges (under the financing order or future financing orders) and all similar securitization charges, based, as to a bill with charges covering more than one month, on the chronological order of billing, and, as to those charges with the same billing date, on a pro-rata basis. In addition, subject to any applicable intercreditor agreement, in the event SWEPCO sponsors future offerings of storm recovery bonds or other securitization bonds, partial collections representing storm recovery charges and any other similar securitization charges shall be allocated among all such securitization bonds on a pro-rata basis based upon the amounts billed with respect to each issuance of securitization bonds, provided that late fees and charges may be allocated to the servicer as provided in the rate schedule rider.

In the event that the servicer makes changes to its current computerized customer information system which would allow the servicer to track actual storm recovery charge payments and/or otherwise monitor payment and collection activity more efficiently or accurately than is being done today, the servicing agreement will allow the servicer to substitute actual remittance procedures for the estimated remittance procedures described above and otherwise modify the remittance procedures described above as may be appropriate in the interests of efficiency, accuracy, cost and/or system capabilities. However, the servicer will not be allowed to make any modification or substitution that will materially adversely affect the storm recovery bondholders. The servicer must also give written notice to us, the trustee and the rating agencies of any such computer system changes no later than 60 servicer business days after the date on which all customer accounts are billed on the new system.

Servicer Compensation

The servicer will be entitled to receive an aggregate annual servicing fee for all of the storm recovery bonds outstanding in an amount equal to:

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0.10% of the aggregate initial principal amount of the storm recovery bonds, for so long as the servicer remains SWEPCO or any of its permitted successors or assigns or an affiliate, prorated based on the fraction of a calendar year during which the servicer provides any of the services set forth in the servicing agreement, or

•

an amount agreed upon by the successor servicer and the trustee (acting at the written direction of the holders of a majority in principal amount of the storm recovery bonds), but, unless the Louisiana Commission consents, not more than 0.60% of the aggregate initial principal amount of the storm recovery bonds if SWEPCO, any permitted successor or assign or an affiliate is not the servicer, prorated based on the fraction of a calendar year during which the successor servicer provides any of the services set forth in the servicing agreement.

The servicing fee for the storm recovery bonds, together with any portion of the servicing fee that remains unpaid from prior payment dates, will be paid solely to the extent funds are available therefor as described under “Description of the Storm Recovery Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus. The servicing fee for the storm recovery bonds will be paid prior to the payment of or provision for any amounts in respect of interest on and principal of the storm recovery bonds. As long as SWEPCO is the servicer, the Louisiana Commission may adjust SWEPCO’s rates to take into account the extent, if any, by which its servicing fees exceed its actual incremental costs in servicing the bonds.

SWEPCO’s Representations and Warranties as Servicer

In the servicing agreement, the servicer will represent and warrant to us and the Louisiana Commission (for the benefit of customers), as of the issuance date of the storm recovery bonds or as of such other dates as expressly provided below, among other things, that:

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the servicer is duly organized, validly existing and in good standing under the laws of the state of its organization (which is Delaware, when SWEPCO is the servicer), with the corporate power and authority to own its properties, as such properties on owned on the date of the servicing agreement, to conduct its business as conducted by it as of the date of the servicing agreement and to execute, deliver and carry out the terms of the servicing agreement and intercreditor agreement and joinder, and had at all relevant times and has the requisite power, authority and legal right to service the storm recovery property and to hold the storm recovery property records as custodian,

•

the servicer is duly qualified to do business and is in good standing and has obtained all necessary licenses and approvals in all jurisdictions in which it is required to do so for the ownership or lease of its property or the conduct of its business (except where such failure would not be reasonably likely to have a material adverse effect on its business, operations or properties or its servicing of the storm recovery property),

•	the servicer’s execution, delivery and performance of the servicing agreement have been duly authorized by the servicer by all necessary corporate action,

•

each of the servicing agreement and the intercreditor agreement and joinder constitutes a legal, valid and binding obligation of the servicer, enforceable against the servicer in accordance with its terms, subject to customary exceptions relating to bankruptcy, receivership, insolvency, reorganization, moratorium and equitable principles (regardless of whether considered in a proceeding in equity or at law),

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the consummation of the transactions contemplated by the servicing agreement and the intercreditor agreement and joinder and the fulfillment of the terms of each will not conflict with, or result in any breach of, the terms and provisions of nor constitute a default under the servicer’s articles of incorporation or by-laws, or any material indenture as the case may be, or any material agreement to which the servicer is a party or by which it or any of its property is bound or result in the creation or imposition of any lien upon the servicer’s properties (other than any lien that may be granted under the basic documents or any lien created pursuant to Section 1231 of the Securitization Act) or violate any law or any existing order, rule or regulation applicable to the servicer of any governmental authority having jurisdiction over the servicer or its properties,

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except for the issuance advice letter and filings with the Louisiana Commission for adjusting the amount and allocation of the storm recovery charges and filings under the Uniform Commercial Code and under the Securitization Act, no governmental approvals, authorizations, consents, orders or other actions or filings are required for the servicer to execute, deliver and perform its obligations under the servicing agreement or the intercreditor agreement and joinder, except those that have previously been obtained or made,

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except as disclosed in this prospectus, there are no proceedings pending and, to the servicer’s knowledge, there are no proceedings threatened before any court, federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the servicer or its properties, asserting the invalidity of the servicing agreement or any other underlying agreement, seeking any determination or ruling that could reasonably be expected to materially and adversely affect the performance by the servicer of its obligations under, or the validity or enforceability against the servicer of, the servicing agreement, relating to the servicer and that might materially and adversely affect the U.S. federal or state income, gross receipts or franchise tax attributes of the storm recovery bonds, or seeking to prevent the issuance of the storm recovery bonds or the consummation of any of the transactions contemplated by the servicing agreement or any other underlying agreement, and

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each report and certificate delivered in connection with any filing made with the Louisiana Commission by the servicer on our behalf with respect to the storm recovery charges or periodic adjustments will constitute a representation and warranty by the servicer that such report or certificate, as the case may be, is true and correct in all material respects, and to the extent that such report is based upon or contains assumptions, forecasts or other predictions of future events, the representation and warranty of the servicer with respect thereto will be limited to the representation and warranty that such assumptions, forecasts or other predictions of future events are reasonable based upon historical performance and the facts known to the servicer on the date such report or certificate is delivered.

The servicer is not responsible for any ruling, action or delay of the Louisiana Commission, except those caused by the servicer’s failure to file required applications in a timely and correct manner or other breach of its duties under the servicing agreement. The servicer also is not liable for the calculation of the storm recovery charges and adjustments, including any inaccuracy in the assumptions made in the calculation, so long as the servicer has acted in good faith and has not acted in a grossly negligent manner.

The Servicer Will Indemnify Us, Other Entities and the Louisiana Commission in Limited Circumstances

Under the servicing agreement, the servicer will agree to indemnify, defend and hold harmless us, the trustee, for itself and on behalf of the storm recovery bondholder, and related parties specified in the servicing agreement, including our managers, against any reasonable costs, reasonable expenses, obligations, payments, claims, losses, damages and liabilities of any kind whatsoever that may be imposed upon, incurred by or asserted against any of those persons as a result of:

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the servicer’s willful misconduct, bad faith or negligence in the performance of, or reckless disregard of, its duties or observance of its covenants under the servicing agreement or the intercreditor agreement and joinder,

•	the servicer’s breach of any of its representations or warranties under the servicing agreement or the intercreditor agreement and joinder, and

•	litigation and related expenses relating to its status and obligations as servicer (other than any proceedings the servicer is required to institute under the servicing agreement).

The servicer will not be liable to any such party, however, for any reasonable costs, reasonable expenses, obligations, payments, claims, losses, damages and liabilities of any kind whatsoever, resulting from the willful misconduct, bad faith or gross negligence of the party seeking indemnification. The indemnities described above will survive the resignation or removal of the trustee and the termination of the servicing agreement and include reasonable fees and expenses of investigation and litigation (including reasonable attorneys’ fees and expenses and the costs and expenses of defending any claim or bringing any claim to enforce such indemnification obligations).

In addition, the servicer will agree to indemnify the Louisiana Commission (on behalf of customers), us, the trustee, for itself and on behalf of the storm recovery bondholders, and related parties specified in the servicing agreement, including our managers, in connection with any increase in servicing fees as described under “Servicer Compensation” if that increase is the result of a servicer default arising out of the servicer’s misconduct, gross negligence or termination for cause of SWEPCO or an affiliate servicer in performance of its duties or observance of its covenants under the servicing agreement. Any such indemnity payments (on behalf of customers) will be remitted to the trustee promptly for deposit in the collection account. The servicer’s obligation to indemnify the Louisiana Commission (on behalf of customers) will survive the termination of the servicing agreement. The servicer’s obligation to institute and maintain such action or proceedings if it is being reimbursed on a current basis for its costs and expenses in taking such actions in accordance with basic documents, and is not required to advance its own funds to satisfy such obligations.

The servicer will release us, our managers and the trustee from any and all claims whatsoever relating to the storm recovery property or the servicer’s servicing activities with respect thereto, other than actions, claims, and demands arising from bad faith, willful misconduct or negligence of the parties.

The Louisiana Commission will enforce the servicer’s obligations imposed by the financing order, the Louisiana Commission’s applicable substantive rules, and applicable statutory provisions.

The Servicer Will Provide Statements to Us, the Louisiana Commission and the Trustee

Not later than five servicer business days prior to each payment date or special payment date, the servicer will deliver a draft of a written report to us and the trustee, which shall include all of the following information, to the extent applicable and including any other information as so specified in the series supplement, as to the storm recovery bonds with respect to such payment date or special payment date or the period since the previous payment date, as applicable:

•	the storm recovery bond balance and the projected storm recovery bond balance as of the immediately preceding payment date,

•	the amount on deposit in the capital subaccount and the excess funds subaccount and the amount required to be on deposit in the capital subaccount as of the immediately preceding payment date,

•	the amount of the payment to storm recovery bondholders allocable to principal, if any,

•	the amount of the payment to storm recovery bondholders allocable to interest,

•	the aggregate outstanding amount of the storm recovery bonds, before and after giving effect to any payments allocated to principal reported as above,

•	the difference, if any, between the aggregate outstanding amount provided above and the outstanding amount specified in the expected amortization schedule,

•	any other transfers and payments to be made on such payment date or special payment date, including amounts paid to the trustee or to the servicer, and

•	the servicer’s projection of the amount on deposit in the excess funds subaccount for the payment date immediately preceding the next succeeding adjustment date.

On or prior to each payment date or special payment date, the servicer will deliver the final written report described above to us, the Louisiana Commission and the rating agencies.

The Servicer Will Provide Assessments Concerning Compliance with the Servicing Agreement

The servicing agreement will provide that the servicer will furnish annually to us, the Louisiana Commission, the trustee and the rating agencies, on or before March 31 of each year, beginning March 31, 2025 or, if earlier, on the date on which SWEPCO’s annual report on Form 10-K is required to be filed, a report on its assessment of compliance with specified servicing criteria as required by Item 1122(a) of Regulation AB of the SEC, during the preceding 12 months ended December 31 (or preceding period since the closing date of the issuance of the storm recovery bonds in the case of the first statement), together with a certificate by an officer of the servicer certifying the statements set forth therein.

The servicing agreement will provide that a firm of independent certified public accountants will furnish to us, the Louisiana Commission, the trustee and the rating agencies, on or before March 31 of each year, beginning March 31, 2025, or, if earlier, on the date on which SWEPCO’s annual report on Form 10-K is required to be filed, a statement as to compliance by the servicer during the preceding twelve months ended December 31, or the relevant portion thereof, with procedures relating to the servicing of storm recovery property. This report, which is referred to in this prospectus as the “annual accountant’s report,” will state that the accounting firm has performed certain procedures, agreed between the servicer and such accountants, in connection with the servicer’s compliance with its obligations under the sale agreement during the preceding calendar year, identifying the results of the procedures and including any exceptions to the procedures relating to the servicing of the storm recovery property. The servicing agreement also will provide for delivery to us, the Louisiana Commission and the trustee, on or before March 31 of each year, beginning March 31, 2025, a certificate signed by an officer of the servicer. This certificate will state that to the best of such officer’s knowledge, the servicer has fulfilled its obligations under the servicing agreement for the preceding calendar year, or the relevant portion thereof, or, if there has been a default in the fulfillment of any relevant obligation, stating that there has been a default and describing each default. The servicer has agreed to give us, each rating agency and the trustee written notice of any servicer default under the servicing agreement.

Matters Regarding SWEPCO as the Servicer

The servicing agreement will provide that SWEPCO may not resign from the obligations and duties imposed on it as servicer unless SWEPCO delivers an opinion of independent legal counsel that the performance of its duties under the servicing agreement shall no longer be permissible under applicable law. Written notice of any such determination will be communicated to us, the trustee, the Louisiana Commission and each rating agency at the earliest practicable time and shall be evidenced by an opinion of counsel. A resignation by SWEPCO as servicer will not become effective until a successor servicer has assumed the servicing obligations and duties of SWEPCO under the servicing agreement.

Except as expressly provided in the servicing agreement, neither the servicer, nor any of its managers, officers, employees and agents will be liable to us, our managers, the trustee, you or any other person for any action taken or for refraining from taking any action pursuant to the servicing agreement or for errors in judgment. However, the servicer, its managers, directors, officers, employees, and agents will be liable to the extent this liability is imposed by reason of their willful misconduct, bad faith or negligence in the performance of their duties. The servicer and any of its managers, officers, employees or agents may rely in good faith on the advice of counsel or on any document, prima facie properly executed and submitted by any person respecting any matters under the servicing agreement. In addition, the servicing agreement will provide that the servicer is under no obligation to appear in, prosecute, or defend any legal action, except as provided in the servicing agreement.

Under the servicing agreement, any person:

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into which the servicer may be merged, converted or consolidated and which succeeds to all or substantially all of the electric transmission and distribution business of the servicer in the State of Louisiana (or, if the transmission and distribution business is split, any person which the Louisiana Commission designates in connection with an order relating to such split),

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which results from the division of the servicer into two or more persons and which succeeds to all or substantially all of the electric transmission and distribution business of the servicer in the State of Louisiana (or, if the transmission and distribution business is split, any person which the Louisiana Commission designates in connection with an order relating to such split),

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which may result from any merger, conversion or consolidation to which the servicer shall be a party and which succeeds to all or substantially all of the electric transmission and distribution business of the servicer in the State of Louisiana (or, if the transmission and distribution business is split, any person which the Louisiana Commission designates in connection with an order relating to such split),

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which may purchase or otherwise succeed to the properties and assets of the servicer substantially as a whole and which purchases or otherwise succeeds to all or substantially all of the electric transmission and distribution business of the servicer (or, if the transmission and distribution business is split, any person which the Louisiana Commission designates in connection with an order relating to such split), or

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which may otherwise purchase or succeed to all or substantially all of the electric transmission and distribution business of the servicer (or, if the transmission and distribution business is split, any person which the Louisiana Commission designates in connection with an order relating to such split).

The servicing agreement will further require that any person satisfying the above requirements will be the successor of the servicer under the servicing agreement, except that:

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immediately after giving effect to any transaction referred to above, the representations and warranties made by the servicer in the servicing agreement will be true and correct in all material respects and no servicer default, and no event which, after notice of, lapse of time or both, would become a servicer default, will have occurred and be continuing,

•	the successor to the servicer must execute an agreement of assumption to perform every obligation of the servicer under the servicing agreement,

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officers’ certificates and opinions of counsel will have been delivered to us, the rating agencies and the trustee stating that the transaction referred to above complies with the servicing agreement and all conditions to transfer under the servicing agreement,

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the servicer shall have delivered to us, the rating agencies and the trustee an opinion of counsel either (i) stating that, in the opinion of such counsel, all filings to be made by the servicer, including filings with the Louisiana Commission pursuant to the Securitization Act and the Louisiana UCC filing officer, that are necessary fully to preserve and protect the interests of each of us and the trustee in the storm recovery property and the proceedings have been executed (if applicable) and filed, and reciting the details of such filings or (ii) stating that, in the opinion of such counsel, no such action is necessary to preserve and protect such interests,

•	prior written notice will have been received by the rating agencies, and

•	the servicer has delivered to us, the trustee and the rating agencies a no material adverse tax change opinion of independent tax counsel regarding such transfer.

So long as the conditions of any such assumptions are met, then the prior servicer will automatically be released from its obligations under the servicing agreement. The servicing agreement will permit the servicer to appoint any person to perform any or all of its obligations under the servicing agreement. However, unless the appointed person is an affiliate of SWEPCO, the appointment must satisfy the rating agency condition. In all cases where an agent is appointed, the servicer will remain obligated and liable under the servicing agreement.

Events Constituting a Default by the Servicer

Servicer defaults under the servicing agreement will include, among other things:

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any failure by the servicer to remit to the collection account, on our behalf, any remittance required to be remitted pursuant to the servicing agreement that continues unremedied for five servicer business days after written notice is received by the servicer and the Louisiana Commission from us or from the trustee,

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any failure by the servicer to duly observe or perform in any material respect its obligations to make storm recovery charge adjustment filings in the time and manner set forth in the servicing agreement, which failure continues unremedied for a period of five servicer business days,

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any failure by the servicer to duly observe or perform, in any material respect, any other covenant or agreement of the servicer set forth in the servicing agreement or any other basic document to which it is a party, which failure materially and adversely affects the storm recovery property or the timely collection of the storm recovery charges or the rights of the storm recovery bondholders and which continues unremedied for 60 days after written notice of this failure has been given to the servicer by us, the Louisiana Commission or the trustee or after discovery of this failure by an officer of the servicer, as the case may be,

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any representation or warranty made by the servicer in the servicing agreement or any other basic document proves to have been incorrect in any material respect when made, which has a material adverse effect on us or the storm recovery bondholders and which continues unremedied for 60 days after written notice of this failure has been given to the servicer by us or the trustee or after discovery of this failure by an officer of the servicer, as the case may be, or

•	certain events of bankruptcy, insolvency or liquidation of the servicer.

The Trustee’s Rights if the Servicer Defaults

In the event a servicer default under the servicing agreement remains unremedied, the trustee, upon the written instruction of the holders of a majority of the outstanding principal amount of the storm recovery bonds, shall, by written notice to the servicer, terminate all the rights and obligations of the servicer under the servicing agreement, other than the servicer’s indemnification obligation and obligation to continue performing its functions as servicer until a successor servicer is appointed. Under the servicing agreement, the servicer’s indemnity obligations to us, the trustee and the independent manager will survive its replacement as servicer. After the termination of the responsibilities and rights of the predecessor servicer as described above, the trustee, upon the written instruction of the holders of a majority of the outstanding principal amount of the storm recovery bonds, will appoint a successor servicer who will succeed to all the rights and duties of the servicer under the servicing agreement and will be entitled to similar compensation arrangements. The predecessor servicer shall, on an ongoing basis, cooperate with us and successor servicer and provide whatever information is, and take whatever actions are, reasonably necessary to assist the successor servicer in performing its obligations hereunder. The appointment of any successor servicer will be subject to the terms and provisions of the intercreditor agreement and joinder.

In addition, when a servicer defaults, the bondholders of the storm recovery bonds (subject to the provisions of the indenture) and the trustee as beneficiary of any lien permitted by the Securitization Act will be entitled to (i) apply to the 19th Judicial District Court for the Parish of East Baton Rouge, Louisiana for sequestration and payment of revenues arising from the applicable storm recovery property, (ii) foreclose on or otherwise enforce the lien on and security interests in, storm recovery property and (iii) apply to the Louisiana Commission for an order that amounts arising from the storm recovery charges be transferred to a separate account for the benefit of the storm recovery bondholders. Upon a servicer default based upon the commencement of a case by or against the servicer under the bankruptcy or insolvency laws, the trustee may be prevented from effecting a transfer of servicing. Please read “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer” and “How a Bankruptcy May Affect Your Investment” in this prospectus. The trustee may appoint, at the written direction of the storm recovery bondholders evidencing a majority in principal amount then outstanding storm recovery bonds or petition a court of competent jurisdiction for the appointment of, a successor servicer which satisfies criteria specified by the rating agencies rating the storm recovery bonds. In no event shall the trustee be required to assume the role of successor servicer.

Waiver of Past Defaults

The Louisiana Commission, together with holders of storm recovery bonds evidencing not less than a majority in principal amount of the then outstanding storm recovery bonds, on behalf of all bondholders, may direct in writing the trustee to waive any default by the servicer in the performance of its obligations under the servicing agreement and its consequences, except a default in making any required remittances to the collection account under the servicing agreement. The servicing agreement provides that no waiver will impair the storm recovery bondholders’ rights relating to subsequent defaults.

The Replacement of SWEPCO as Servicer with a Successor Servicer

Upon the event of default by the servicer under the servicing agreement relating to the servicer’s performance of its servicing functions with respect to the storm recovery charges, SWEPCO may be replaced as the servicer under the terms of the servicing agreement with our prior written consent (which we shall not unreasonably withhold). If the servicing fee of the successor servicer exceeds the applicable maximum servicing fee of 0.60% of the aggregate initial principal amount of the storm recovery bonds, the successor servicer shall not begin providing service until (i) the Louisiana Commission approves the appointment of such successor servicer or (ii) the Louisiana Commission does not act to either approve or disapprove the appointment of the successor servicer within 45 days after notice of appointment of the successor servicer is provided to the Louisiana Commission. Additionally, no entity may replace SWEPCO as the servicer if the replacement would cause any of the then-current credit ratings of the storm recovery bonds to be suspended, withdrawn, or downgraded. To the extent a higher servicing fee is caused by the appointment of a successor servicer not affiliated with SWEPCO due to the negligence, misconduct or termination for cause of SWEPCO or an affiliate of SWEPCO, the servicing agreement provides that SWEPCO shall bear the increased portion, and not its customers.

The Obligations of a Successor Servicer

Pursuant to the provisions of the servicing agreement, if for any reason a third party assumes or succeeds to the role of the servicer under the servicing agreement, the servicing agreement will require the predecessor servicer to cooperate with us, the trustee and the successor servicer in terminating the predecessor servicer’s rights and responsibilities under the servicing agreement, including the transfer to the successor servicer of all documentation pertaining to the storm recovery property and all cash amounts then held by the predecessor servicer for remittance or subsequently acquired by the predecessor servicer. The servicing agreement will provide that the predecessor servicer will be liable for all reasonable costs and expenses incurred in transferring servicing responsibilities to the successor servicer in the event the successor servicer is appointed as a result of a servicer default. In all other cases, those costs and expenses will be paid by the party incurring them; provided that any costs and expenses incurred by the trustee shall be paid by the servicer. A successor servicer may resign only if it is prohibited from serving as servicer pursuant to the servicing agreement by applicable law. The predecessor servicer is obligated, on an ongoing basis, to cooperate with us and the successor servicer and provide whatever information is, and take whatever actions are, reasonably necessary to assist the successor servicer in performing its obligations under the servicing agreement.

Amendment

The servicing agreement may be amended by the parties thereto (without consent of the trustee or any of the storm recovery bondholders) by a written amendment duly executed and delivered by each of us and the servicer with ten business days’ prior written notice given to the rating agencies. In the case of any amendment that increases ongoing financing costs, if the Louisiana Commission shall have consented thereto or shall be conclusively deemed to have consented thereto pursuant to the servicing agreement, to cure any ambiguity, to correct or supplement any provisions in the servicing agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in the servicing agreement or of modifying in any manner the rights of the holders of storm recovery bonds; provided, however, that the we and trustee shall receive an officer’s certificate from servicer stating that the execution of such amendment shall not adversely affect in any material respect the interests of any holders of storm recovery bonds; or to conform the provisions of the servicing agreement to the description of this disclosure.

In addition, the servicing agreement may be amended by a written amendment duly executed and delivered by each of the servicer and us, with the prior written consent of the trustee (acting at the written direction of SWEPCO) and the satisfaction of the rating agency condition; provided, however, that no amendment that would increase the ongoing financing costs, as defined in the financing order, shall be permitted without the prior consent or deemed consent of the Louisiana Commission under the servicing agreement. Promptly after the execution of any such amendment or consent, we shall furnish written notification of the substance of such amendment or consent to each of the rating agencies.

HOW A BANKRUPTCY MAY AFFECT YOUR INVESTMENT

Challenge to True Sale Treatment. SWEPCO will represent and warrant that the transfer of the storm recovery property in accordance with the sale agreement constitutes a true and valid sale and assignment of the storm recovery property by SWEPCO to us. It will be a condition of closing for the sale of the storm recovery property pursuant to the sale agreement that SWEPCO will take the appropriate actions under the Securitization Act, including filing a notice of transfer of an interest in the storm recovery property, to perfect this sale. The Securitization Act provides that a transfer of storm recovery property by an electric utility to an assignee which the parties have in the governing documentation expressly stated to be a sale or other absolute transfer, in a transaction approved in a financing order, shall be treated as an absolute transfer of all the transferor’s right, title and interest, as in a “true sale” under applicable creditors’ rights principles, and not as a pledge or other financing, of the relevant storm recovery property. We and SWEPCO will treat such a transaction as a sale under applicable law. However, we expect that the storm recovery bonds will be reflected as debt on AEP’s consolidated financial statements. In addition, we anticipate that the storm recovery bonds will be treated as debt of AEP for federal income tax purposes. See “The Securitization Act—SWEPCO and Other Utilities May Securitize Storm Recovery Costs and Related Financing and Ongoing Costs” and “Material U.S. Federal Income Tax Consequences.” In the event of a bankruptcy of a party to the sale agreement, if a party in interest in the bankruptcy were to take the position that the transfer of the storm recovery property to us pursuant to that sale agreement was a financing transaction and not a true sale under applicable creditors’ rights principles, there can be no assurance that a court would not adopt this position. Even if a court did not ultimately recharacterize the transaction as a financing transaction, the mere commencement of a bankruptcy of SWEPCO and the attendant possible uncertainty surrounding the treatment of the transaction could result in delays in payments on the storm recovery bonds.

In that regard, we note that the bankruptcy court in In re: LTV Steel Company, Inc., et al., 274 B.R. 278 (Bankr. N. D. Oh. 2001) issued an interim order that observed that a debtor, LTV Steel Company, which had previously entered into securitization arrangements with respect both to its inventory and its accounts receivable may have “at least some equitable interest in the inventory and receivables, and that this interest is property of the Debtor’s estate... sufficient to support the entry of” an interim order permitting the debtor to use proceeds of the property sold in the securitization. 274 B.R. at 285. The court based its decision in large part on its view of the equities of the case.

LTV and the securitization investors subsequently settled their dispute over the terms of the interim order and the bankruptcy court entered a final order in which the parties admitted and the court found that the pre-petition transactions constituted “true sales.” The court did not otherwise overrule its earlier ruling. The LTV memorandum opinion serves as an example of the pervasive equity powers of bankruptcy courts and the importance that such courts may ascribe to the goal of reorganization, particularly where the assets sold are integral to the ongoing operation of the debtor’s business.

Even if no creditor challenges the sale of storm recovery property to us as a true sale, a bankruptcy filing by SWEPCO could trigger a bankruptcy filing by the issuing entity with similar negative consequences for bondholders. In a recent bankruptcy case, In re General Growth Properties, Inc., 406 B.R. 171 (Bankr. S.D.N.Y. 2009), General Growth Properties, Inc. filed for bankruptcy protection, along with many of its direct and indirect subsidiaries. Those subsidiaries included many entities that had been organized as special purpose vehicles. The bankruptcy court upheld the validity of the filings of these special purpose subsidiaries as bankruptcy debtors and allowed the subsidiaries, over the objections of their own creditors, to use the creditors’ cash collateral to fund loans to the parent debtor, General Growth Properties, Inc., for its general corporate purposes. The creditors received court-determined adequate protection in the form of current interest payments and replacement liens to mitigate any diminution in value resulting from the use of the cash collateral, but the opinion serves as a reminder that bankruptcy courts may subordinate legal rights of creditors to the interests of facilitation of the reorganization of a debtor.

We and SWEPCO have attempted to mitigate the impact of a possible recharacterization of a sale of storm recovery property as a financing transaction under applicable creditors’ rights principles. This does not, however, eliminate the risk of payment delays or reductions and other adverse effects caused by a SWEPCO bankruptcy. Further, if, for any reason, a storm recovery property notice is not filed under the Securitization Act or we fail to otherwise perfect our interest in the storm recovery property, and the transfer is thereafter deemed not to constitute a true sale, we would be an unsecured creditor of SWEPCO.

The Securitization Act provides that the creation, granting, perfection and enforcement of liens and security interests in the storm recovery property are governed by the Securitization Act and not by the Louisiana UCC (except, as to perfection, with respect to the filing of financing statements in places specified in the Louisiana UCC and to conformity of the form of financing statements with provisions of the Louisiana UCC). Under the Securitization Act, a valid and enforceable consensual security interest in the storm recovery property may be created only by the execution and delivery of a security agreement with a holder of the storm recovery bonds or a trustee or agent for the holder that refers to the specific financing order that created the storm recovery property. The security interest attaches automatically from the time value is received for the storm recovery bonds. Upon perfection through the filing of notice with a Louisiana UCC filing officer pursuant to rules established by the Secretary of State of Louisiana, the security interest shall be a continuously perfected lien and security interest in the storm recovery property, with priority in the order of filing and take precedence over any subsequent judicial or other lien creditor. The security interest will be perfected as of the date of filing.

None of this, however, mitigates the risk of payment delays and other adverse effects caused by a SWEPCO bankruptcy. Further, if, for any reason, a storm recovery property notice is not filed under the Securitization Act or we fail to otherwise perfect our interest in the storm recovery property sold pursuant to the sale agreement, and the transfer is thereafter deemed not to constitute a true sale, we would be an unsecured creditor of SWEPCO.

Consolidation of SWEPCO and Us. If SWEPCO were to become a debtor in a bankruptcy case, a party in interest might attempt to substantively consolidate the assets and liabilities of SWEPCO and us. We and SWEPCO have taken steps to attempt to minimize this risk. Please read “SWEPCO Storm Recovery Funding LLC, The Issuing Entity” in this prospectus. However, no assurance can be given that if SWEPCO were to become a debtor in a bankruptcy case, a court would not order that our assets and liabilities be substantively consolidated with those of SWEPCO. Substantive consolidation would result in payment of the claims of the beneficial owners of the storm recovery bonds to be subject to substantial delay and to adjustment in timing and/or amount.

Status of Storm Recovery Property as Current Property. SWEPCO will represent in the sale agreement, and the Securitization Act provides, that the storm recovery property sold pursuant to the sale agreement constitutes a present contract right. Nevertheless, no assurance can be given that, in the event of a bankruptcy of SWEPCO, a court would not rule that the storm recovery property comes into existence only as SWEPCO’s customers use electricity.

If a court were to accept the argument that the storm recovery property comes into existence only as SWEPCO’s customers use electricity, no assurance can be given that a security interest in favor of the bondholders of the storm recovery bonds would attach to the storm recovery charges in respect of electricity consumed after the commencement of the bankruptcy case or that the storm recovery property has been sold to us. If it were determined that the storm recovery property had not been sold to us, and the security interest in favor of the storm recovery bondholders did not attach to the storm recovery charges in respect of electricity consumed after the commencement of the bankruptcy case, then we would have an unsecured claim against SWEPCO. If so, there would be delays and/or reductions in payments on the storm recovery bonds. Whether or not a court determined that storm recovery property had been sold to us pursuant to the sale agreement, no assurances can be given that a court would not rule that any storm recovery charges relating to electricity consumed after the commencement of the bankruptcy could not be transferred to us or the trustee.

In addition, in the event of a bankruptcy of SWEPCO, a party in interest in the bankruptcy could assert that we should pay, or that we should be charged for, a portion of SWEPCO’s costs associated with the base rate revenue (or associated electricity consumption) of which gave rise to the storm recovery charge receipts used to make payments on the storm recovery bonds.

Regardless of whether SWEPCO is the debtor in a bankruptcy case, if a court were to accept the argument that the storm recovery property sold pursuant to the sale agreement comes into existence only as customers use electricity, a tax or government lien or other nonconsensual lien on property of SWEPCO arising before the storm recovery property came into existence could have priority over our interest in the storm recovery property. Adjustments to the storm recovery charges may be available to mitigate this exposure, although there may be delays in implementing these adjustments.

Estimation of Claims; Challenges to Indemnity Claims. If SWEPCO were to become a debtor in a bankruptcy case, claims, including indemnity claims, by us or the trustee against SWEPCO as seller under the sale agreement and the other documents executed in connection therewith would be unsecured claims and would be subject to being discharged in the bankruptcy case. In addition, a party in interest in the bankruptcy may request that the bankruptcy court estimate any contingent claims that we or the trustee have against SWEPCO. That party may then take the position that these claims should be estimated at zero or at a low amount because the contingency giving rise to these claims is unlikely to occur. If a court were to hold that the indemnity provisions were unenforceable, we would be left with a claim for actual damages against SWEPCO based on breach of contract principles. The actual amount of these damages would be subject to estimation and/or calculation by the court.

No assurances can be given as to the result of any of the above-described actions or claims. Furthermore, no assurance can be given as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving SWEPCO.

Enforcement of Rights by the Trustee. Upon an event of default under the indenture, the Securitization Act permits the trustee to enforce the security interest in the storm recovery property sold pursuant to the sale agreement in accordance with the terms of the indenture. In this capacity, the trustee is permitted to request the Louisiana Commission or the 19th Judicial District Court for the Parish of East Baton Rouge, Louisiana to order the sequestration and payment to holders of the storm recovery bonds of all revenues arising from the storm recovery charges. There can be no assurance, however, that the Louisiana Commission or a district court judge would issue this order after a seller bankruptcy in light of the automatic stay provisions of Section 362 of the United States Bankruptcy Code. In that event, the trustee may under the indenture seek an order from the bankruptcy court lifting the automatic stay with respect to this action by the Louisiana Commission or a district court judge and an order requiring an accounting and segregation of the revenues arising from the storm recovery property sold pursuant to the sale agreement. There can be no assurance that a court would grant either order.

Bankruptcy of the Servicer. The servicer is entitled to commingle the storm recovery charges that it receives with its own funds until each date on which the servicer is required to remit funds to the trustee as specified in the servicing agreement. The Securitization Act provides that the relative priority of a lien created under the Securitization Act is not defeated or adversely affected by the commingling of storm recovery charges arising with respect to the storm recovery property with funds of the electric utility. In the event of a bankruptcy of the servicer, a party in interest in the bankruptcy might assert, and a court might rule, that the storm recovery charges commingled by the servicer with its own funds and held by the servicer, prior to and as of the date of bankruptcy were property of the servicer as of that date, and are therefore property of the servicer’s bankruptcy estate, rather than our property. If the court so rules, then the court would likely rule that the trustee has only a general unsecured claim against the servicer for the amount of commingled storm recovery charges held as of that date and could not recover the commingled storm recovery charges held as of the date of the bankruptcy.

However, the court rules on the ownership of the commingled storm recovery charges, the automatic stay arising upon the bankruptcy of the servicer could delay the trustee from receiving the commingled storm recovery charges held by the servicer as of the date of the bankruptcy until the court grants relief from the stay. A court ruling on any request for relief from the stay could be delayed pending the court’s resolution of whether the commingled storm recovery charges are our property or are property of the servicer, including resolution of any tracing of proceeds issues.

In the event of the servicer’s removal or resignation, the servicing agreement will provide that the trustee shall, upon the instruction of the holders of a majority of the outstanding principal amount of the storm recovery bonds and our prior written consent thereto (which consent shall not be unreasonably withheld), appoint a successor servicer that qualifies as such. Please read “The Servicing Agreement—The Replacement of SWEPCO as Servicer with a Successor Servicer” in this prospectus. If, within 30 days after the delivery of the termination notice, a new servicer shall not have been appointed and accepted such appointment, the trustee may, or, upon the direction of the holders of a majority of the outstanding principal amount of the storm recovery bonds, shall, in each case petition the Louisiana Commission or a court of competent jurisdiction to appoint a qualifying successor servicer. However, the automatic stay in effect during a servicer bankruptcy might delay or prevent a successor servicer’s replacement of the servicer. Even if a successor servicer may be appointed and may replace the servicer, a successor may be difficult to obtain and may not be capable of performing all of the duties that SWEPCO as servicer was capable of performing. Furthermore, should the servicer enter into bankruptcy, it may be permitted to stop acting as the servicer.

Bankruptcy of SWEPCO. SWEPCO is not required to segregate the storm recovery charges it collects from its general funds. The Securitization Act provides that our rights to the storm recovery property are not affected by the commingling of these funds with other funds. In a bankruptcy of SWEPCO, however, a bankruptcy court might rule that federal bankruptcy law takes precedence over the Securitization Act and does not recognize our right to receive the collected storm recovery charges that are commingled with other funds of SWEPCO prior to or as of the date of bankruptcy. If so, the collected storm recovery charges held by SWEPCO as of the date of bankruptcy would not be available to us to pay amounts owed on the storm recovery bonds. In this case, we would have only a general unsecured claim against SWEPCO for those amounts.

In addition, the bankruptcy of SWEPCO may cause a delay in or prohibition of enforcement of various rights against SWEPCO, including rights to require payments by SWEPCO, rights to recover preferential payments made by SWEPCO prior to bankruptcy, rights to require SWEPCO to comply with financial provisions of the Securitization Act or other state laws, rights to terminate contracts with SWEPCO and rights that are conditioned on the bankruptcy, insolvency or financial condition of SWEPCO.

Other risks relating to bankruptcy may be found in “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer.”

USE OF PROCEEDS

Upon the issuance of the storm recovery bonds, we will use the net proceeds from the sale of the storm recovery bonds (after payment of upfront financing costs) to pay to SWEPCO the purchase price of SWEPCO’s rights under the financing order, which are the storm recovery property.

SWEPCO will use $150.0 million of the net proceeds from its sale of the storm recovery property to fund a storm recovery reserve and recover costs associated with the June 2023 storms and future storms. The remaining approximately $180.0 million will be used to recover costs associated with the pre-2023 storms, hurricanes Laura and Delta, and winter storm Uri.

PLAN OF DISTRIBUTION

Subject to the terms and conditions in the underwriting agreement among us, SWEPCO and the underwriters, for whom Citigroup Global Markets Inc. and RBC Capital Markets, LLC are acting as representatives, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the storm recovery bonds listed opposite each underwriter’s name below:

Underwriter	Tranche A
Citigroup Global Markets Inc.	$
RBC Capital Markets, LLC	$
Raymond James & Associates, Inc.	$
Academy Securities, Inc.	$

$336,700,000

Under the underwriting agreement, the underwriters will take and pay for all of the storm recovery bonds we offer, if any is taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The Underwriters’ Sales Price for the Storm Recovery Bonds

The storm recovery bonds sold by the underwriters to the public will be initially offered at the prices to the public set forth on the cover of this prospectus. The underwriters propose initially to offer the storm recovery bonds to dealers at such prices, less a selling concession not to exceed the percentage listed below. The underwriters may allow, and dealers may reallow, a discount not to exceed the percentage listed below.

	Selling Concession	Reallowance Discount
Tranche A	%	%

After the initial public offering, the public offering prices, selling concessions and reallowance discounts may change.

No Assurance as to Resale Price or Resale Liquidity for the Storm Recovery Bonds

The storm recovery bonds are a new issue of securities with no established trading market. They will not be listed on any securities exchange. The underwriters have advised us that they intend to make a market in the storm recovery bonds, but they are not obligated to do so and may discontinue market making at any time without notice. We cannot assure you that a liquid trading market will develop for the storm recovery bonds.

Various Types of Underwriter Transactions That May Affect the Price of the Storm Recovery Bonds

The underwriters may engage in overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the storm recovery bonds in accordance with Regulation M under the Exchange Act. Overallotment transactions involve syndicate sales in excess of the offering size, which create a syndicate short position. Stabilizing transactions are bids to purchase the storm recovery bonds, which are permitted, so long as the stabilizing bids do not exceed a specific maximum price. Syndicate covering transactions involve purchases of the storm recovery bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the storm recovery bonds originally sold by the syndicate member are purchased in a syndicate covering transaction. These overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the storm recovery bonds to be higher than they would otherwise be. Neither we, SWEPCO, the trustee, our managers nor any of the underwriters represent that the underwriters will engage in any of these transactions or that these transactions, if commenced, will not be discontinued without notice at any time.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to SWEPCO and its affiliates for which they have in the past received, and in the future may receive, customary fees. In addition, each underwriter may from time to time take positions in the storm recovery bonds. In accordance with FINRA Rule 5110 the reimbursement of expenses are deemed underwriting compensation in connection with the offering.

We estimate that the registrants’ total expenses of the offering will be $  .

We and SWEPCO have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the storm recovery bonds, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters, including the validity of the storm recovery bonds and other conditions contained in the underwriting agreement, such as receipt of ratings confirmations, officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject offers in whole or in part.

We expect to deliver the storm recovery bonds against payment for the storm recovery bonds on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the fifth business day following the date of pricing of the storm recovery bonds. Since trades in the secondary market generally settle in one business day, purchasers who wish to trade storm recovery bonds on the date of pricing or the succeeding two business days will be required, by virtue of the fact that the storm recovery bonds initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

AFFILIATIONS AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We are a wholly-owned subsidiary of SWEPCO. SWEPCO is a wholly-owned operating subsidiary of AEP. Each of the sponsor, the initial servicer and the depositor may maintain other banking relationships in the ordinary course with U.S. Bank Trust Company, National Association, the trustee and its affiliate, U.S. Bank National Association in its separate capacity as securities intermediary.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following is a general discussion of the anticipated material U.S. federal income tax consequences of the purchase, ownership and disposition of the storm recovery bonds. Except as specifically provided below with respect to non-U.S. holders (as defined below), this discussion does not address the tax consequences to persons other than initial purchasers who are U.S. holders (as defined below) that acquire storm recovery bonds at original issue for cash equal to the issue price of those bonds and hold their storm recovery bonds as capital assets within the meaning of Section 1221 of the Internal Revenue Code, and it does not address all of the tax consequences relevant to investors that are subject to special treatment under the United States federal income tax laws (e.g., life insurance companies, tax-exempt organizations, financial institutions, dealers in securities, S corporations, taxpayers subject to the alternative minimum tax provisions of the Internal Revenue Code, broker-dealers, persons who hold the storm recovery bonds as part of a hedge, straddle, “synthetic security” or other integrated investment, risk reduction or constructive sale transaction and persons required to accelerate the recognition of any item of gross income with respect to the notes’ evidencing the storm recovery bonds as a result of such income being recognized on an “applicable financial statement” (within the meaning of Section 451(b) of the Internal Revenue Code)). This discussion also does not address U.S. federal taxes other than income tax or the consequences to holders of the storm recovery bonds under state, local or foreign tax laws. Please read “Material Louisiana Income Tax Considerations” in this prospectus. Each beneficial owner of a storm recovery bond, by acquiring a beneficial interest, agrees to treat such storm recovery bond as indebtedness of SWEPCO to the extent consistent with applicable federal, state, local and other tax purposes unless otherwise required by appropriate taxing authorities.

This summary is based on current provisions of the Internal Revenue Code, the Treasury Regulations promulgated and proposed thereunder, judicial decisions and published administrative rulings and pronouncements of the IRS and interpretations thereof. All of these authorities and interpretations are subject to change, and any change may apply retroactively and affect the accuracy of the opinions, statements and conclusions set forth in this discussion. We have not, and do not intend to seek, any ruling from the IRS with respect to the statements made and conclusions reached in this summary.

U.S. Holder and Non-U.S. Holder Defined

A “U.S. holder” means a beneficial owner of a storm recovery bond that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust, if (A) a court in the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) it has a valid election in place to be treated as a United States person. A “non-U.S. holder” means a beneficial owner of a storm recovery bond that is not a U.S. holder but does not include (i) an entity or arrangement treated as a partnership for U.S. federal income tax purposes, (ii) a former citizen of the United States or (iii) a former resident of the United States.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a holder of a storm recovery bond, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners are encouraged to consult their tax advisors about the particular U.S. federal income tax consequences applicable to them. Similarly, former citizens and former residents of the United States are encouraged to consult their tax advisors about the particular U.S. federal income tax consequences that may be applicable to them.

ALL PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISERS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF STORM RECOVERY BONDS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER LAWS.

Income Tax Status of the Storm Recovery Bonds and Us as Issuing Entity

Based upon guidance from the IRS and certain representations from us, including a representation by us that we will not make, or allow there to be made, any election to the contrary, Sidley Austin LLP, counsel to SWEPCO and us, expects to render its opinion that for U.S. federal income tax purposes we will not be considered an entity separate from our sole member, SWEPCO, and the storm recovery bonds will be treated as debt obligations of SWEPCO. This opinion is based on certain representations made by us and SWEPCO, on the application of current law to the facts as established by the Indenture and other relevant documents and assumes compliance with the Indenture and such other documents as in effect on the date of issuance of the storm recovery bonds.

Tax Consequences to U.S. Holders

Payments of Interest. Interest on the storm recovery bonds will be taxable as ordinary income when received or accrued by U.S. holders, depending upon their method of accounting. This discussion assumes that the storm recovery bonds will not be considered to be issued with original issue discount (“OID”). OID is generally defined as any excess of the stated price the U.S. holder will receive upon redemption of the bond at the bond’s maturity, less the price the U.S. holder pays to purchase the bond, if this difference is equal to or greater than a de minimis amount. If any series or portion of storm recovery bonds is issued with OID, prospective U.S. holders will be so informed in the related prospectus, and should thereafter consult their tax adviser to determine the federal, state, local and foreign income and any other tax consequences.

Sale or Other Taxable Disposition of the Storm Recovery Bonds. If there is a sale, exchange, redemption, retirement or other taxable disposition of a storm recovery bond, a U.S. holder generally will recognize taxable gain or loss equal to the difference between (a) the amount of cash and the fair market value of any other property received (other than amounts attributable to, and taxable as, accrued stated interest) and (b) the holder’s adjusted tax basis in the storm recovery bond. A U.S. holder’s adjusted tax basis in a storm recovery bond generally will equal its cost, reduced by any payments reflecting principal previously received with respect to the bond. Gain or loss generally will be capital gain or loss if the storm recovery bond is held as a capital asset, and will be long-term capital gain or loss if the storm recovery bond was held for more than one year at the time of disposition. If a U.S. holder sells a storm recovery bond between interest payment dates, a portion of the amount received will reflect interest that has accrued on the storm recovery bond but that has not yet been paid by the sale date and, to the extent that amount has not already been included in the U.S. holder’s income, it will be treated as ordinary interest income and not as capital gain.

3.8% Tax on “Net Investment Income”

Certain U.S. holders will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any taxable gain realized with respect to a storm recovery bond, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married individual filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders are encouraged to consult their tax advisors with respect to this tax.

Information Reporting and Backup Withholding

Payments of stated interest and the proceeds of a disposition of storm recovery bonds may be reported to the IRS. These information reporting requirements, however, do not apply with respect to certain exempt U.S. holders, such as corporations.

Backup withholding (currently at a rate of 24%) may apply to payments of the foregoing amounts, unless a U.S. holder provides the applicable withholding agent with its taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes an exemption from backup withholding. Backup withholding will also apply if a U.S. holder is notified by the IRS that the U.S. holder is subject to backup withholding because of its failure to report payment of interest and dividends properly, or if the U.S. holder otherwise fails to comply with the applicable backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, if any, and may entitle a U.S. holder to a refund, provided the required information is timely furnished to the IRS.

Tax Consequences to Non-U.S. Holders

Withholding Tax on Interest Payments

Subject to the discussion below (see “Reporting and Backup Withholding” and “The Foreign Account Tax Compliance Act”), payments of interest income on the storm recovery bonds to a non-U.S. holder generally will be exempt from U.S. federal income and withholding tax under the “portfolio interest” exemption if the interest is not effectively connected with the non-U.S. holder’s U.S. trade or business, the non-U.S. holder properly certifies as to its non-U.S. status, as described below, and the non-U.S. holder:

•	does not actually or constructively own, including through an interest in AEP, 10% or more of the total combined voting power of all classes of SWEPCO stock entitled to vote;

•	is not a bank whose receipt of interest is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•	is not a “controlled foreign corporation” for U.S. federal income tax purposes that is related to us or SWEPCO, actually or constructively.

The portfolio interest exemption applies only if the non-U.S. holder appropriately certifies as to its non-U.S. status to the applicable withholding agent. A holder generally can meet this certification requirement by providing a properly executed IRS Form W-8BEN or W-8BEN-E, as applicable (or appropriate substitute or successor form) to the applicable withholding agent. If the non-U.S. holder holds the storm recovery bonds through a financial institution or other agent acting on its behalf, it may be required to provide appropriate certifications to its agent. The agent then generally will be required to provide appropriate certifications to the applicable withholding agent, either directly or through other intermediaries.

If the non-U.S. holder cannot satisfy the requirements described above, payments of interest made to the non-U.S. holder will be subject to U.S. federal withholding tax, currently at a 30% rate, unless (1) it provides the applicable withholding agent with a properly executed IRS Form W-8BEN or W-8BEN-E, as applicable (or appropriate substitute or successor form) claiming an exemption from (or a reduction of) withholding under an applicable income tax treaty or (2) the payments of interest are effectively connected with its conduct of a trade or business in the United States and it meets the certification requirements described below (see “Income or Gain Effectively Connected with a U.S. Trade or Business”).

To the extent any portion of the amount realized on the sale, redemption, exchange, retirement or other taxable disposition of a storm recovery bond is attributable to accrued but unpaid interest on the storm recovery bond, this amount will generally be taxed in the same manner as described above in “—Withholding Tax on Interest Payments.”

Disposition of the Storm Recovery Bonds

Subject to the discussion below (see “—Reporting and Backup Withholding”), a non-U.S. holder generally will not be subject to United States federal income or withholding tax on gain realized on the sale, redemption, exchange, retirement or other taxable disposition of storm recovery bonds, unless:

•

the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other requirements are met.

If you are a non-U.S. holder described in the first bullet point above, you generally will be subject to U.S. federal income tax as described below (see “—Income or Gain Effectively Connected with a U.S. Trade or Business”). If you are a non-U.S. holder described in the second bullet point above, you generally will be subject to U.S. federal income tax at a 30% rate (or a lower applicable income tax treaty rate) on the gain derived from the sale, redemption, exchange, retirement or other taxable disposition, which may be offset by certain U.S.-source capital losses, unless an applicable income tax treaty provides otherwise.

Income or Gain Effectively Connected with a U.S. Trade or Business

If any interest on the storm recovery bonds or gain from a sale, redemption, exchange, retirement or other taxable disposition of the storm recovery bonds is effectively connected with a U.S. trade or business conducted by a non-U.S. holder, then the non-U.S. holder generally will be subject to U.S. federal income tax on such interest or gain on a net income basis in the same manner as a U.S. holder (unless an applicable income tax treaty provides otherwise). If interest received with respect to the storm recovery bonds is effectively connected income, the U.S. federal withholding tax described above will not apply (assuming appropriate certification is provided) unless an applicable income tax treaty provides otherwise. A non-U.S. holder generally can meet the certification requirements by providing a properly executed IRS Form W-8ECI (or other applicable form) to the applicable withholding agent. In addition, if the non-U.S. holder is a corporation for U.S. federal income tax purposes, that portion of its earnings and profits that is attributable to such effectively connected income or gain, subject to certain adjustments, may be subject to a “branch profits tax” at a 30% rate (or a lower applicable income tax treaty rate).

Reporting and Backup Withholding

Payments to a non-U.S. holder of interest on a storm recovery bond, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and may also be made available to the tax authorities of the country in which a non-U.S. holder is a tax resident under the provisions of an applicable income tax treaty or agreement. Backup withholding generally will not apply to payments of interest to a non-U.S. holder if the certification described in “—Withholding Tax on Interest Payments” above is provided by the non-U.S. holder, or the non-U.S. holder otherwise establishes an exemption.

Proceeds from a disposition of a storm recovery bond effected by the U.S. office of a U.S. or non-U.S. broker will be subject to information reporting requirements and backup withholding unless a non-U.S. holder properly certifies, under penalties of perjury, as to its non-U.S. status and certain other conditions are met, or an exemption is otherwise established. Information reporting and backup withholding generally will not apply to any proceeds from a disposition of a storm recovery bond effected outside the United States by a non-U.S. office of a broker, unless such broker has certain connections to the United States, in which case information reporting, but not backup withholding, may apply unless certain other conditions are met, or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle a non-U.S. holder to a refund, provided the required information is timely furnished to the IRS.

The Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”) generally imposes a U.S. federal withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of U.S. source interest on, and the gross proceeds from a disposition of, certain debt obligations paid to certain non-U.S. entities, including certain foreign financial institutions and investment funds (including, in some instances, where such an entity is acting as an intermediary), unless such non-U.S. entity complies with certain withholding and reporting requirements. Pursuant to proposed U.S. Treasury Regulations (upon which taxpayers are permitted to rely until they are revoked or final U.S. Treasury Regulations are issued), this withholding tax generally will not apply to the gross proceeds from a sale or other disposition of instruments, such as the storm recovery bonds, that produce U.S. source interest. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States with respect to these rules may be subject to different rules. Under certain circumstances, a beneficial owner of a storm recovery bond may be eligible for a refund or credit of such taxes. Prospective purchasers are encouraged to consult their tax advisors regarding the application of FATCA in their particular circumstances.

The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of the storm recovery bonds, including the consequences of any proposed change in applicable laws.

MATERIAL LOUISIANA INCOME TAX CONSEQUENCES

Assuming that the storm recovery bonds will be treated as debt obligations of SWEPCO for U.S. federal income tax purposes, interest paid on the storm recovery bonds generally will be taxed for Louisiana income tax purposes consistently with its taxation for U.S. federal income tax purposes (although certain corporate bondholders may be entitled to a deduction from Louisiana gross income for interest received on the storm recovery bonds) and such interest received by an entity or person not otherwise subject to Louisiana corporate or individual income tax will not be subject to Louisiana income tax. Liskow & Lewis, APLC, expects to issue an opinion, that, for Louisiana income tax purposes (1) we will not be treated as a taxable entity separate and apart from SWEPCO, our sole member, and (2) the storm recovery bonds will constitute indebtedness of SWEPCO, assuming, in each case, that such treatment applies for U.S. federal income tax purposes. These opinions are not binding on any taxing authority or any court, and there can be no assurance that contrary positions may not be taken by any taxing authority.

This discussion is based on current provisions of the Louisiana tax statutes and regulations, judicial decisions and administrative interpretations and rulings. All of these authorities and interpretations are subject to change, and any change may apply retroactively and affect the accuracy of the opinions set forth in this discussion.

The discussion under “Material Louisiana Income Tax Consequences” is for general information only and may not be applicable depending upon a bondholder’s particular situation. It is recommended that prospective bondholders consult their own tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of the storm recovery bonds, including the tax consequences under federal, state, local, non-U.S. and other tax laws and the effects of changes in such laws. Please read “Material U.S. Federal Income Tax Consequences.”

ERISA CONSIDERATIONS

General

The Employee Retirement Income Security Act of 1974, known as ERISA, and Section 4975 of the Internal Revenue Code impose certain requirements on employee benefit plans and other arrangements subject to ERISA or Section 4975 of the Internal Revenue Code. ERISA and the Internal Revenue Code also impose certain requirements on fiduciaries of such plans in connection with the investment of the assets of the plans. For purposes of this discussion, “plans” include “employee benefit plans” as defined in Section 3(3) of ERISA that is subject to Title I of ERISA, “plans” as defined in Section 4975(e)(1) of the Internal Revenue Code that is subject to Section 4975 of the Internal Revenue Code, including individual retirement accounts and annuities and Keogh plans, as well as entities that are deemed to hold plan assets of any of the foregoing by virtue of such employee benefit plan’s or plan’s investment in the entity, including some collective investment funds and insurance company general or separate accounts in which the assets of those plans, accounts or arrangements are invested. A fiduciary of an investing plan is any person who in connection with the assets of the plan:

•	has discretionary authority or control over the management or disposition of assets, or

•	provides investment advice for a fee.

Some plans, such as governmental plans, and certain church plans, and the fiduciaries of those plans, are not subject to ERISA requirements. Accordingly, assets of these plans may be invested in the storm recovery bonds without regard to the ERISA considerations described below, subject to the provisions of other applicable law, including a federal, state, local or other law that is similar to the fiduciary responsibility provisions of Title I of ERISA or the prohibited transaction provisions of Title I of ERISA or Section 4975 of the Internal Revenue Code (any such law, “applicable similar law” and these plans, (“other law plans”)). For example, a governmental plan which is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code, however, is subject to the prohibited transaction rules in Section 503 of the Internal Revenue Code.

ERISA imposes certain general fiduciary requirements on fiduciaries, including:

•	investment prudence and diversification, and

•	the investment of the assets of the plan in accordance with the documents governing the plan.

In considering an investment in the storm recovery bonds, the fiduciary of a plan should determine whether the investment is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA or the Internal Revenue Code relating to the fiduciary’s duties to the plan, including, but not limited to, the duties of investment prudence and diversification, and delegation of control under ERISA, and the prohibited transaction provisions of ERISA and Section 4975 of the Internal Revenue Code.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code also prohibit a broad range of transactions involving the assets of a plan and persons who have certain specified relationships to the plan, referred to as “parties in interest,” as defined under ERISA or “disqualified persons” as defined under Section 4975 of the Internal Revenue Code unless a statutory or administrative exemption is available. The types of transactions that are prohibited include but are not limited to:

•	sales, exchanges or leases of property;

•	loans or other extensions of credit; and

•	the furnishing of goods or services.

Certain persons that participate in a prohibited transaction may be subject to an excise tax under Section 4975 of the Internal Revenue Code or a penalty imposed under Section 502(i) of ERISA, unless a statutory or administrative exemption is available. In addition, the persons involved in the prohibited transaction may have to cancel or unwind the transaction and pay an amount to the plan for any losses realized by the plan or profits realized by these persons. In addition, individual retirement accounts involved in the prohibited transaction may be disqualified which would result in adverse tax consequences to the owner of the account.

Regulation of Assets Included in a Plan

A fiduciary’s investment of the assets of a plan in the storm recovery bonds may cause our assets to be deemed assets of the investing plan. United States Department of Labor regulations at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA (collectively, the “plan asset regulations”), provide that the assets of an entity will be deemed to be assets of a plan that purchases an interest in the entity if the interest that is purchased by the plan is an equity interest, equity participation by benefit plan investors is “significant” within the meaning of the plan asset regulations and none of the other exceptions contained in the plan asset regulations applies. An equity interest is defined in the plan asset regulations as an interest in an entity other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is no authority directly on point, it is anticipated that the storm recovery bonds will be treated as indebtedness under local law without any substantial equity features.

If the storm recovery bonds were deemed to be equity interests in us and none of the exceptions contained in the plan asset regulations were applicable, then our assets would be considered to be assets of any plans that purchase the storm recovery bonds. The extent to which the storm recovery bonds are owned by benefit plan investors will not be monitored. If our assets were deemed to constitute “plan assets” pursuant to the plan asset regulations, transactions we might enter into, or may have entered into in the ordinary course of business, might constitute non-exempt prohibited transactions under ERISA and or Section 4975 of the Internal Revenue Code.

In addition and without regard to whether the storm recovery bonds are characterized as other than equity interests in us for purposes of the plan asset regulations, the acquisition, holding or disposition of the storm recovery bonds by or on behalf of a plan could give rise to a prohibited transaction if we or the trustee, SWEPCO, any other servicer, AEP, any underwriter or certain of their affiliates is or becomes a party in interest or disqualified person with respect to an investing plan unless the transaction qualifies for relief under a prohibited transaction exemption. Each purchaser of the storm recovery bonds will be deemed to have represented and warranted that its purchase, holding and disposition of the storm recovery bonds will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code.

Prohibited Transaction Exemptions

If you are a fiduciary of a plan or any other person proposing to acquire the storm recovery bonds on behalf of, or using assets of, a plan, before purchasing any storm recovery bonds, you should consider and consult with counsel as to whether the acquisition, holding and disposition of the storm recovery bonds may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code and if so, whether any prohibited transaction exemption may provide relief for such transactions. In particular, you should consider and consult with counsel as to the availability of one of the Department of Labor’s prohibited transaction class exemptions, referred to as PTCEs, or one of the statutory exemptions provided by ERISA or Section 4975 of the Internal Revenue Code, which include:

•	PTCE 75-1, which exempts certain transactions between a plan and certain broker-dealers, reporting dealers and banks;

•	PTCE 84-14, which exempts certain transactions effected on behalf of a plan by a “qualified professional asset manager;”

•	PTCE 90-1, which exempts certain transactions between insurance company separate accounts and parties in interest;

•	PTCE 91-38, which exempts certain transactions between bank collective investment funds and parties in interest;

•	PTCE 95-60, which exempts certain transactions between insurance company general accounts and parties in interest;

•	PTCE 96-23, which exempts certain transactions effected on behalf of a plan by an “in-house asset manager;” and

•

the statutory service provider exemption provided by Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code, which exempts certain transactions between plans and parties in interest that are parties in interest solely by reason of providing services to a plan or having a relationship to a service provider to the plan and are not fiduciaries with respect to the transaction.

We cannot provide any assurance that any of these class exemptions or statutory exemptions will apply with respect to any particular investment in the storm recovery bonds by, or on behalf of, a plan or, even if it were deemed to apply, that any exemption would apply to all transactions that may occur in connection with the investment. Even if one of these class exemptions or statutory exemptions were deemed to apply, storm recovery bonds may not be purchased with assets of any plan if we or the trustee, SWEPCO, any other servicer, AEP, any underwriter or any of their affiliates:

•	has investment discretion over the assets of the plan used to purchase the storm recovery bonds;

•

has authority or responsibility to give, or regularly gives, investment advice regarding the assets of the plan used to purchase the storm recovery bonds, for a fee and under an agreement or understanding that the advice will serve as a primary basis for investment decisions for the assets of the plan, and will be based on the particular investment needs of the plan; or

•	is an employer maintaining or contributing to the plan.

Consultation with Counsel and Representation

The sale of the storm recovery bonds to a plan will not constitute a representation by us or the trustee, SWEPCO, any other servicer, AEP, any underwriter or any of their affiliates that such an investment meets all relevant legal requirements relating to investments by such plans or other-law plans generally or by any particular plan or other-law plan, or that such an investment is appropriate for such plans or other-law plans generally or for a particular plan or other-law plan.

If you are a fiduciary or any other person which proposes to purchase the storm recovery bonds on behalf of or with assets of a plan, you should consider your general fiduciary obligations under ERISA and you should consult with your legal counsel as to the potential applicability of ERISA and/or the Internal Revenue Code to any investment and the availability of any prohibited transaction exemption in connection with any investment. In addition, if you are a fiduciary or any other person acting on behalf of, or using assets of, an other-law plan, you should consider and consult with legal counsel as to whether the acquisition, holding and disposition of the recovery bonds by, on behalf of, or using assets of, an other-law plan would violate any applicable similar law.

By acquiring any interest in the storm recovery bonds, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (1) it is not a plan or an other-law plan and is not acting on behalf of, or using assets of, a plan or other-law plan to acquire or hold the storm recovery bonds or (2) its acquisition, holding and disposition of the storm recovery bonds will not, in the case of a plan, constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code or, in the case of an other-law plan, constitute or result in a violation of applicable similar law.

This summary is based on current provisions of ERISA, the Internal Revenue Code, the regulations thereunder and other related guidance. All of these authorities and interpretations are subject to change, and any change may apply retroactively and affect the accuracy of the opinions, statements and conclusions set forth in this discussion.

LEGAL PROCEEDINGS

Except as disclosed in this document, there are no legal or governmental proceedings pending against us, the sponsor, seller, trustee, or servicer, or of which any property of the foregoing is subject, that is material to the holders of the storm recovery bonds. See “The Trustee” in this prospectus for a discussion of certain legal proceedings involving certain affiliates of the trustee, none of which are material to holders of the storm recovery bonds.

RATINGS FOR THE STORM RECOVERY BONDS

We expect that the storm recovery bonds will receive credit ratings from at least two NRSROs. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning NRSRO. Each rating should be evaluated independently of any other rating. No person or entity is obligated to maintain the rating on the storm recovery bonds and, accordingly, we can give no assurance that the ratings assigned to the storm recovery bonds upon initial issuance will not be lowered or withdrawn by a NRSRO at any time thereafter. If a rating of the storm recovery bonds is lowered or withdrawn, the liquidity of the storm recovery bonds may be adversely affected. In general, ratings address credit risk and do not represent any assessment of any particular amount of principal payments on the storm recovery bonds other than the payment in full of the storm recovery bonds by the final maturity date, as well as the timely payment of interest.

Under Rule 17g-5 under the Exchange Act, NRSROs providing the sponsor with the requisite certification will have access to all information posted on a website by the sponsor for the purpose of determining the initial rating and monitoring the rating after the storm recovery bonds issuance date. As a result, an NRSRO other than the NRSROs hired by the sponsor (“hired NRSRO”) may issue ratings on the storm recovery bonds (“Unsolicited Ratings”), which may be lower, and could be significantly lower, than the ratings assigned by the hired NRSROs. The Unsolicited Ratings may be issued prior to, or after, the storm recovery bonds issuance date. Issuance of any Unsolicited Rating will not affect the issuance of the storm recovery bonds. Issuance of an Unsolicited Rating lower than the ratings assigned by the hired NRSROs on the storm recovery bonds might adversely affect the value of the storm recovery bonds and, for regulated entities, could affect the status of the storm recovery bonds as a legal investment or the capital treatment of the storm recovery bonds. Investors in the storm recovery bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the rating of a hired NRSRO.

A portion of the fees paid by SWEPCO to a NRSRO that is hired to assign a rating on the storm recovery bonds is contingent upon the issuance of the storm recovery bonds. In addition to the fees paid by SWEPCO to a NRSRO at closing, SWEPCO will pay a fee to the NRSRO for ongoing surveillance for so long as the storm recovery bonds are outstanding. However, no NRSRO is under any obligation to continue to monitor or provide a rating on the storm recovery bonds.

WHERE YOU CAN FIND MORE INFORMATION

To the extent that we are required by law to file such reports and information with the SEC under the Exchange Act, we will file annual and current reports and other information with the SEC. We are incorporating by reference any future filings we or the sponsor, but solely in its capacity as our sponsor, make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the storm recovery bonds, excluding any information that is furnished to, and not filed with, the SEC. These reports will be filed under our own name as issuing entity. Under the indenture, we may voluntarily suspend or terminate our filing obligations as issuing entity with the SEC, to the extent permitted by applicable law.

This prospectus is part of a registration statement we and SWEPCO have filed with the SEC relating to the storm recovery bonds. This prospectus describes the material terms of some of the documents we have filed as exhibits to the registration statement. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits.

Information filed with the SEC can be inspected at the SEC’s Internet site located at http://www.sec.gov. You may also obtain a copy of our filings with the SEC at no cost, by writing to or telephoning us at the following address:

SWEPCO Storm Recovery Funding LLC

428 Travis Street

Shreveport, Louisiana 71101

Our SEC Securities Act file number is 333-282250 and 333-282250-01.

We or SWEPCO as depositor will also file with the SEC all of the periodic reports we or the depositor are required to file under the Exchange Act and the rules, regulations or orders of the SEC thereunder; however, neither we nor SWEPCO as depositor intend to file any such reports relating to the storm recovery bonds following completion of the reporting period required by Rule 15d-1 or Regulation 15D under the Exchange Act, unless required by law. Unless specifically stated in the report, the reports and any information included in the report will neither be examined nor reported on by an independent public accountant. A more detailed description of the information to be included in these periodic reports, please read “Description of the Storm Recovery Bonds—Website.”

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information we or the depositor file with the SEC. This means we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information with information that we or the depositor file subsequently that is incorporated by reference into this prospectus. We are incorporating into this prospectus any future distribution report on Form 10-D, current report on Form 8-K or any amendment to any such report which we or SWEPCO, solely in its capacity as our depositor, make with the SEC until the offering of the storm recovery bonds is completed. These reports will be filed under our own name as issuing entity. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any separately filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.

INVESTMENT COMPANY ACT AND VOLCKER RULE MATTERS

Section 619 of the Dodd-Frank Act and its implementing regulations, commonly known as the “Volcker Rule”, prevent “banking entities” from (1) engaging in “proprietary trading”, (2) acquiring or retaining any “ownership interest” in, or sponsoring, a “covered fund” and (3) entering into certain relationships with a “covered fund” (as such terms are defined in the Volcker Rule). A “covered fund” does not include an issuer that may rely on an exclusion or exemption from the definition of “investment company” under the Investment Company Act other than the exclusions contained in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act. We have been structured so as not to be a “covered fund” under the Volcker Rule.

The issuing entity is not registered or required to be registered as an “investment company” under the Investment Company Act. In making this determination, the issuing entity will be relying on an exclusion or exemption under the Investment Company Act contained in Rule 3a-7 under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. Investors that constitute “banking entities” should carefully review and familiarize themselves with the Volcker Rule and should consult their own legal advisors regarding the effects of the Volcker Rule on such investors and their investment in the storm recovery bonds.

RISK RETENTION

This offering of the storm recovery bonds is a public utility securitization exempt from the risk retention requirements imposed by Section 15G of the Exchange Act due to the exemption provided in Rule 19(b)(8) of Regulation RR.

For information regarding the requirements of the EU Securitization Regulation and the UK Securitization Regulation as to risk retention and other matters, please read “Risk Factors—Other Risks Associated with an Investment in the Storm Recovery Bonds—Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the storm recovery bonds” in this prospectus.

LEGAL MATTERS

Certain legal matters relating to the storm recovery bonds, including certain U.S. federal income tax matters, will be passed on by Sidley Austin LLP, counsel to SWEPCO and us. Certain other legal matters relating to the storm recovery bonds will be passed on by Wilkinson, Carmody & Gilliam, special Louisiana counsel to SWEPCO and us, Liskow & Lewis, APLC, special Louisiana tax counsel to SWEPCO and us, and by Hunton Andrews Kurth LLP counsel to the underwriters. From time to time, Hunton Andrews Kurth LLP acts as counsel to AEP and its affiliates for some matters.

OFFERING RESTRICTIONS IN CERTAIN JURISDICTIONS

NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA

THE STORM RECOVERY BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, ANY RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (“EEA”). FOR THESE PURPOSES, THE EXPRESSION “RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING: (1) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II”); (2) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (3) NOT A QUALIFIED INVESTOR (“QUALIFIED INVESTOR”) WITHIN THE MEANING OF DIRECTIVE 2003/71/EC (AS AMENDED OR SUPERSEDED, THE “PROSPECTUS DIRECTIVE”). CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE “PRIIPS REGULATION”) FOR OFFERING OR SELLING THE STORM RECOVERY BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED; AND THEREFORE OFFERING OR SELLING THE STORM RECOVERY BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.

THIS PROSPECTUS IS NOT A PROSPECTUS FOR PURPOSES OF THE PROSPECTUS DIRECTIVE. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF STORM RECOVERY BONDS IN ANY MEMBER STATE OF THE EEA WHICH HAS IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH, A “RELEVANT MEMBER STATE”) WILL BE MADE ONLY TO A QUALIFIED INVESTOR. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT MEMBER STATE OF STORM RECOVERY BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY DO SO ONLY WITH RESPECT TO QUALIFIED INVESTORS. NEITHER WE NOR ANY UNDERWRITER HAS AUTHORIZED, NOR DO WE OR THEY AUTHORIZE, THE MAKING OF ANY OFFER OF STORM RECOVERY BONDS OTHER THAN TO QUALIFIED INVESTORS.

ANY DISTRIBUTOR SUBJECT TO MIFID II THAT IS OFFERING, SELLING OR RECOMMENDING THE STORM RECOVERY BONDS IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE STORM RECOVERY BONDS AND DETERMINING ITS OWN DISTRIBUTION CHANNELS FOR THE PURPOSES OF THE MIFID II PRODUCT GOVERNANCE RULES UNDER COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 (AS AMENDED, THE “DELEGATED DIRECTIVE”). NEITHER WE NOR ANY UNDERWRITER MAKES ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR’S COMPLIANCE WITH THE DELEGATED DIRECTIVE.

EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT IT HAS NOT OFFERED, SOLD OR OTHERWISE MADE AVAILABLE, AND WILL NOT OFFER, SELL OR OTHERWISE MAKE AVAILABLE, ANY STORM RECOVERY BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED BY THIS PROSPECTUS TO ANY RETAIL INVESTOR (AS DEFINED ABOVE) IN THE EEA. FOR THIS PURPOSE, THE EXPRESSION “OFFER” INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE STORM RECOVERY BONDS SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE FOR THE STORM RECOVERY BONDS.

NOTICE TO RESIDENTS OF UNITED KINGDOM

IN THE UNITED KINGDOM, THIS PROSPECTUS IS BEING COMMUNICATED ONLY TO, AND IS DIRECTED ONLY AT, (1) PERSONS WHICH HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND WHICH FALL WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED, THE “ORDER”); (2) PERSONS WHICH FALL WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER; OR (3) PERSONS TO WHICH IT MAY OTHERWISE LAWFULLY BE COMMUNICATED OR DIRECTED (EACH SUCH PERSON, A “RELEVANT PERSON”). ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE STORM RECOVERY BONDS, IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS PROSPECTUS MUST NOT BE ACTED ON OR RELIED ON BY ANY PERSON WHICH IS NOT A RELEVANT PERSON.

EACH OF THE UNDERWRITERS HAS REPRESENTED AND AGREED THAT (I) IT HAS ONLY COMMUNICATED OR CAUSED TO BE COMMUNICATED AND WILL ONLY COMMUNICATE OR CAUSE TO BE COMMUNICATED AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED (THE “FSMA”)) RECEIVED BY IT IN CONNECTION WITH THE ISSUE OR SALE OF THE STORM RECOVERY BONDS IN CIRCUMSTANCES IN WHICH SECTION 21(1) OF THE FSMA DOES NOT APPLY TO THE ISSUING ENTITY; AND (II) IT HAS COMPLIED AND WILL COMPLY WITH ALL APPLICABLE PROVISIONS OF THE FSMA WITH RESPECT TO ANYTHING DONE BY IT IN RELATION TO THE STORM RECOVERY BONDS IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM.

GLOSSARY OF DEFINED TERMS

The following definitions are used in this prospectus:

AEP means American Electric Power Company, Inc.

AEP Credit means AEP Credit, Inc., or its successor.

AEP Receivables Purchase Agreement means that certain Fourth Amended and Restated Receivables Purchase Agreement, dated as of June 25, 2014, among AEP Credit, American Electric Power Service Corporation, the Receivables Admin Agent and the other entities party thereto as purchasers, as the same may be amended, supplemented or modified from time to time.

Adjustment request with regard to the storm recovery charges means a request filed by the servicer with the Louisiana Commission requesting modifications to the storm recovery charges.

Bankruptcy Code means Title 11 of the United States Code, as amended.

Base Rate Revenue means all retail base rate revenues with the exception of revenues associated with miscellaneous services, fees, fuel costs and facility rentals. Facilities charges paid by Customers taking service in accordance with lighting rates providing for such charges will be considered base rate revenues. Surcharges under SWEPCO’s Economic Development Rider will also be considered base rate revenues.

Basic documents means the administration agreement, the sale agreement, the intercreditor agreement and joinder, the servicing agreement, the indenture, the series supplement, the bill of sale given by SWEPCO, as the seller, to us, the notes evidencing the storm recovery bonds, and our Articles of Organization and Limited Liability Company Operating Agreement, in each case, as amended to the date of this prospectus.

Business day means any day other than a Saturday, a Sunday or a day on which banking institutions in Shreveport, Louisiana, Chicago, Illinois, St. Paul, Minnesota, or New York, New York are, or DTC is, authorized or obligated by law, regulation or executive order to remain closed.

Capital subaccount means that subaccount of the collection account into which the seller will contribute capital in an amount equal to 0.50% of the initial principal amount of the storm recovery bonds.

Clearstream means Clearstream Banking, Luxembourg, S.A.

Collection account means the one or more segregated trust accounts relating to the storm recovery bonds designated the collection account and held by the trustee at U.S. Bank National Association under the indenture. The collection account shall initially be divided into subaccounts, which need not be separate accounts: a general subaccount, a capital subaccount, an excess funds subaccount and one or more class subaccounts, if any, for the storm recovery bonds as specified in any Series Supplement.

Customers means any existing or future Louisiana Commission-jurisdictional area customer who remain attached to SWEPCO’s (or its successor’s or assignee’s) electric transmission or distribution lines, and who, via such lines, receive any type of service from SWEPCO (or its successor or assignee) under rate schedules or special contracts approved by the Louisiana Commission.

Depositor means SWEPCO.

Designee means the person, as appointed by the Louisiana Commission, who is authorized to approve, by concurrence, the final terms, structuring and pricing of the transaction as set forth in the issuance advice letter.

Direct Participants means DTC’s participants.

Dodd-Frank Act means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

DTC means The Depository Trust Company, New York, New York, and its nominee holder, Cede & Co.

DTCC means The Depository Trust & Clearing Corporation.

Economic Development Rider means the Experimental Economic Development Rider including as part of SWEPCO’s Louisiana Commission Electric Tariff.

EEA means the European Economic Area.

ERISA means the Employee Retirement Income Security Act of 1974, as amended.

EU Securitization Regulation means Regulation (EU) 2017/2402, as amended.

Euroclear means the Euroclear System.

EUWA means the European Union (Withdrawal) Act 2018, as amended.

Excess funds subaccount means that subaccount of the collection account into which funds are collected by the servicer in excess of amounts necessary to make the payments specified on a given payment date.

Exchange Act means the Securities Exchange Act of 1934, as amended.

FATCA means the Foreign Account Tax Compliance Act.

Financing order means an order issued by the Louisiana Commission on July 3, 2024, to SWEPCO (Financing Order U-36174-B) in SWEPCO’s Docket No. U-36174 which, among other things, governs the amount of the storm recovery bonds that may be issued and terms for collections of the storm recovery charges.

General subaccount means that subaccount that will hold funds held in the collection account that are not held in the other subaccounts of the collection account.

Hired NRSRO means the NRSRO hired by SWEPCO.

Indenture means the indenture to be entered into between us and the trustee and the securities intermediary, providing for the issuance of the storm recovery bonds, as the same may be amended and supplemented from time to time by one or more indentures supplemental thereto.

Indirect Participants means participants accessing the DTC system, including both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly.

Internal Revenue Code means the Internal Revenue Code of 1986, as amended.

Investment Company Act means the Investment Company Act of 1940, as amended.

IRS means the Internal Revenue Service of the United States.

Issuance Date means the date the storm recovery bonds are issued and sold to the underwriters.

Issuing entity means SWEPCO Storm Recovery Funding LLC.

kWh means kilowatt-hour.

Louisiana Commission means the Louisiana Public Service Commission.

Louisiana UCC means the Uniform Commercial Code - Secured Transactions, La. R.S. 10:9-101, et seq.

Louisiana UCC filing officer means the recorder of mortgages of Orleans Parish (or any successor by law) or the clerk of court of any other parish in Louisiana.

Moody’s means Moody’s Investors Service, Inc. or any successor in interest. References to Moody’s are effective so long as Moody’s is a rating agency.

MWh means megawatt-hour.

Nonbypassable refers to the right of the servicer to collect the storm recovery charges from all existing and future customers of SWEPCO, subject to certain limitations specified in the financing order.

NRSRO means a nationally recognized statistical rating organization.

OID means original issue discount.

Payment date means the date or dates on which interest and principal are to be payable on the storm recovery bonds.

Plan asset regulations means United States Department of Labor regulations at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA.

Rating agencies means Moody’s, and S&P. If no such organization (or successor) is any longer in existence, “rating agency” shall be a NRSRO or other comparable person designated by us, written notice of which designation shall be given to the trustee and the servicer.

Rating agency condition means, with respect to any action, at least ten business days’ prior written notification to each rating agency of such action, and written confirmation from each of S&P and Moody’s to the servicer, the trustee and us that such action will not result in a suspension, reduction or withdrawal of the then current rating by such rating agency of the storm recovery bonds and that prior to the taking of the proposed action no other rating agency shall have provided written notice to us that such action has resulted or would result in the suspension, reduction or withdrawal of the then current rating of the storm recovery bonds; provided, that, if within such ten business day period, any rating agency (other than S&P) has neither replied to such notification nor responded in a manner that indicates that such rating agency is reviewing and considering the notification, then (i) we shall be required to confirm that such rating agency has received the rating agency condition request, and if it has, promptly request the related rating agency condition confirmation and (ii) if the rating agency neither replies to such notification nor responds in a manner that indicates it is reviewing and considering the notification within five business days following such second request, the applicable rating agency condition requirement shall not be deemed to apply to such rating agency. For the purposes of this definition, any confirmation, request, acknowledgment or approval that is required to be in writing may be in the form of electronic mail or a press release (which may contain a general waiver of a rating agency’s right to review or consent).

Receivables Admin Agent means JPMorgan Chase Bank, N.A., or its successor, in its capacity as administrative agent under the AEP Receivables Purchase Agreement.

Record date means the date or dates with respect to each payment date on which it is determined the person in whose name each storm recovery bond is registered will be paid on the respective payment date.

Regulation AB means the rules of the SEC promulgated under Subpart 229.1100-Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1123, as such may be amended from time to time.

Retained rights means the rights to earn and recover the authorized rate of return on SWEPCO’s capital investment in us authorized by the financing order and (ii) to receive the annual administrative fee and annual servicing fee and expenses under the contracts approved pursuant to the financing order.

S&P means S&P Global Ratings, a division of S&P Global Inc. or any successor in interest. References to S&P are effective so long as S&P is a rating agency.

Sale agreement means the sale agreement to be entered into between us and SWEPCO, pursuant to which SWEPCO sells and we purchase the storm recovery property, as the same may be amended, supplemented or modified from time to time.

SEC means the U.S. Securities and Exchange Commission.

Securities intermediary means U.S. Bank National Association and its successors in interest.

Securitization Act means the Louisiana Electric Utility Storm Recovery Securitization Act, codified at La. R.S. 45:1226-1240, the Louisiana legislation adopted in May 2006 and amended in June 2021, providing for a financing mechanism through which electric utilities can use securitization financing for storm recovery costs.

Seller means SWEPCO.

Servicer means SWEPCO, acting as the initial servicer, and any successor or assignee servicer, which will service the storm recovery property under the servicing agreement.

Servicing agreement means the servicing agreement to be entered into between us and SWEPCO, as the same may be amended and supplemented from time to time, pursuant to which SWEPCO, as the initial servicer, undertakes to service the storm recovery property, as the same may be amended, supplemented or modified from time to time.

Sponsor means SWEPCO.

Storm recovery bonds means, unless the context requires otherwise, the Series 2024-A Storm Recovery Bonds offered pursuant to this prospectus.

Storm recovery charges means, with regard to SWEPCO, the nonbypassable amounts to be charged for the use or availability of electric services, approved by the Louisiana Commission in the financing order and collected by the servicer, its successors, assignees or other collection agents as provided in the financing order to recover qualified costs pursuant to the financing order.

Storm recovery costs means the costs of an electric utility recoverable through the issuance of storm recovery bonds, including the costs of issuing, supporting and servicing the storm recovery bonds.

Storm recovery property means all of SWEPCO’s rights and interest under the financing order (including, without limitation, rights to impose, bill, charge, collect and receive the “storm recovery charges” (as defined in the Securitization Act) approved in the financing order) issued by the Louisiana Commission on July 3, 2024 (SWEPCO’s Docket No. U-36174) pursuant to the Securitization Act, except the rights of SWEPCO to earn and receive a rate of return on its invested capital in us, to receive administration and servicer fees, to withdraw funds from its storm recovery reserve funded by the proceeds from the sale of the storm recovery property, or to use SWEPCO’s remaining portion of those proceeds.

SWEPCO Receivables Agency Agreement means the Third Amended and Restated Agency Agreement, dated August 25, 2004, among SWEPCO, AEP Credit and the Receivables Admin Agent, as the same may be amended, supplemented or modified from time to time.

SWEPCO Receivables Purchase Agreement means the Third Amended and Restated Purchase Agreement, dated August 25, 2004, between SWEPCO and AEP Credit, as the same may be amended, supplemented or modified from time to time.

Terms and Conditions with regard to Euroclear means the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law.

Treasury Regulations means proposed or issued regulations promulgated from time to time under the Internal Revenue Code.

True-up mechanism means a provision required by the financing order whereby the servicer will apply to the Louisiana Commission for adjustments to the storm recovery charges based on actual collected storm recovery charges and updated assumptions by the servicer as to future collections of storm recovery charges. The Louisiana Commission will approve properly filed adjustments. Any corrections for mathematical errors will be reflected in the next true-up.

Trust Indenture Act means the Trust Indenture Act of 1939, as amended.

Trustee means U.S. Bank Trust Company, National Association and its successors in interest.

UK Securitization Regulation means Regulation (EU) 2017/2402, as it forms part of UK domestic law by virtue of the EUWA and as amended (including by the Securitization (Amendment) (EU Exit) Regulations 2019).

Unsolicited Ratings means ratings on the storm recovery bonds issued by an NRSRO other than the hired NRSRO.

$336,700,000 Series 2024-A Senior Secured

  Storm Recovery Bonds

Southwestern Electric Power Company

Sponsor, Depositor and Initial Servicer

SWEPCO Storm Recovery Funding LLC

Issuing Entity

Joint Book-Running Managers

Citigroup	RBC Capital Markets

Co-Managers

Raymond James	Academy Securities

Through and including     , 2025 (the 90th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and when offering an unsold allotment or subscription.

PART II

Information Not Required in Prospectus

Item 12.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the registrants in connection with the issuance and distribution of the securities being registered by this prospectus, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$50,626.80
Printing expenses	$100,000
Trustee fees and expenses	$43,000
Legal fees and expenses	$2,522,000
Accounting fees and expenses	$115,000
Rating Agencies’ fees and expenses	$606,500
Miscellaneous fees and expenses	$3,136,349.20
Total	$6,573,476

Item 13.	Indemnification of Directors and Officers

SWEPCO STORM RECOVERY FUNDING LLC

The issuing entity’s articles of organization and its limited liability company operating agreement provide that the management of the issuing entity is vested in its managers.

The issuing entity’s articles of organization provides that except as otherwise provided by the Louisiana Limited Liability Company Law (“LLLCL”) and except as otherwise characterized for tax and financing reporting purposes, the debts, obligations and liabilities of the issuing entity, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the issuing entity, and no member or manager shall be obligated personally for any such debt, obligation or liability of the issuing entity solely by reason of being a member or a manager. Under Section 1315B of the LLLCL, no provision of an LLC’s articles of organization or operating agreement limiting or eliminating liability may limit or eliminate the liability of a member or manager for the amount of a financial benefit received by a member or manager to which he is not entitled or for an intentional violation of criminal law. The issuing entity’s articles of organization also provides that if the LLLCL is amended to authorize any further elimination or limitation of the personal liability of our member or any manager, the liability of such member or managers will be eliminated or limited to the fullest extent provided by the LLLCL, as amended. The issuing entity’s articles of organization further provides that any repeal or modification of such provision will not adversely affect any right or protection of any member or any manager with respect to any events occurring prior to the time of the repeal or modification.

The issuing entity’s limited liability company operating agreement provides that, subject to the determination described below, to the fullest extent permitted by law, the issuing entity shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the issuing entity, by reason of the fact that such person is or was a manager, member, officer, controlling person, legal representative or agent of the issuing entity, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the issuing entity, and, with respect to a criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful; but such person shall not be entitled to indemnification if such judgment, penalty, fine or other expense was directly caused by such person’s fraud, gross negligence or willful misconduct.

The issuing entity’s limited liability company operating agreement provides that, subject to the determination described below, to the fullest extent permitted by law, the issuing entity shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the issuing entity to procure a judgment in its favor by reason of the fact that such person is or was a member, manager, officer, controlling person, legal representative or agent of the issuing entity, against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by such person in connection with the defense or settlement of the actions or suit if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the issuing entity; but such person shall not be entitled to indemnification if such judgment, penalty, fine or other expense was directly caused by such person’s fraud, gross negligence or willful misconduct, or in the case of an independent manager, bad faith. Indemnification may not be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the issuing entity or for amounts paid in settlement to the issuing entity, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

The issuing entity’s limited liability company operating agreement provides that the issuing entity shall indemnify any person who is or was a manager, member, officer, controlling person, legal representative or agent of the issuing entity, against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, to the extent that such person has been successful on the merits.

The issuing entity’s limited liability company operating agreement provides that any indemnification, as well as the advance payment of expenses described below, unless ordered by a court or advanced, must be made by the issuing entity only as authorized in the specific case upon a determination that indemnification of the manager, member, officer, controlling person, legal representative or agent is proper in the circumstances. The determination must be made:

•	by the member if the member was not a party to the act, suit or proceeding; or

•	if the member was a party to the act, suit or proceeding, then by independent legal counsel in a written opinion.

The issuing entity’s limited liability company operating agreement provides that the expenses of each person who is or was a manager, member, officer, controlling person, legal representative or agent, incurred in defending a civil or criminal action, suit or proceeding may be paid by the issuing entity as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of such person to repay the amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by the issuing entity. This shall not affect any rights to advancement of expenses to which personnel other than the member or the managers (other than the Independent Managers, as defined in the limited liability company operating agreement) may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to the issuing entity’s limited liability company operating agreement:

•

does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any agreement, decision of the member or otherwise, for either an action of any person who is or was a manager, member, officer, controlling person, legal representative or agent, in the official capacity of such person or an action in another capacity while holding such position, except that indemnification and advancement, unless ordered by a court pursuant to the terms of the limited liability company operating agreement, may not be made to or on behalf of such person if a final adjudication established that its acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action; and

•

continues for a person who has ceased to be a member, manager, officer, employee, legal representative or agent and inures to the benefit of the successors, heirs, executors and administrators of such a person.

SOUTHWESTERN ELECTRIC POWER COMPANY

The Bylaws of SWEPCO, as amended and restated on February 26, 2008 (the “Bylaws”), provide that SWEPCO shall indemnify each person who is, was or has agreed to become a director or officer of SWEPCO, or who is or was serving, or has agreed to serve at the request of the Board of Directors or an officer of SWEPCO as an employee or agent of SWEPCO, or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), shall be indemnified (including, without limitation, the advancement of expenses and payment of all loss, liability and expenses) by SWEPCO to the fullest extent permitted by the Delaware General Corporation Law (“DGCL”) or any other applicable laws as presently in effect, or as may hereafter be amended (but in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said laws permitted the Corporation to provide prior to such amendment). Notwithstanding the foregoing, no person shall be indemnified for amounts paid in settlement unless the terms and conditions of such settlement have been consented to by SWEPCO, and no indemnification for employees or agents shall be made without the express authorization of the Board of Directors.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, for criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred.

The above is a general summary of certain provisions of SWEPCO’s Bylaws and the DGCL and is subject in all respects to the specific and detailed provisions of SWEPCO’s Bylaws and the DGCL.

Item 14.	Exhibits

List of Exhibits

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1	Form of Underwriting Agreement**

3.1	Articles of Organization of SWEPCO Storm Recovery Funding LLC*

3.2	Articles of Amendment of SWEPCO Storm Recovery Funding LLC**

3.3	Limited Liability Company Operating Agreement of SWEPCO Storm Recovery Funding LLC*

3.4	Form of Amended and Restated Limited Liability Company Operating Agreement of SWEPCO Storm Recovery Funding LLC*****

4.1	Form of Indenture between SWEPCO Storm Recovery Funding LLC and the Trustee (including the forms of the storm recovery bonds and form of Series Supplement)**

5.1	Opinion of Sidley Austin LLP with respect to legality****

5.2	Opinion of Wilkinson, Carmody & Gilliam with respect to legality****

8.1	Opinion of Sidley Austin LLP with respect to federal tax matters**

8.2	Opinion of Liston & Lewis, APLC with respect to Louisiana Tax Matters**

10.1	Form of Servicing Agreement between SWEPCO Storm Recovery Funding LLC and Southwestern Electric Power Company, as Servicer**

10.2	Form of Purchase and Sale Agreement between SWEPCO Storm Recovery Funding LLC and Southwestern Electric Power Company, as Seller**

10.3	Form of Administration Agreement between SWEPCO Storm Recovery Funding LLC and Southwestern Electric Power Company, as Administrator**

10.4	Form of Intercreditor Agreement between AEP Credit, Inc. and JPMorgan Chase Bank, N.A. as administrative agent and control agent, and the issuers, servicers and indenture trustees from time to time party thereto.**

10.5	Form of Intercreditor Joinder between Southwestern Electric Power Company, SWEPCO Storm Recovery Funding LLC, U.S. Bank Trust Company, National Association, AEP Credit, Inc., and JPMorgan Chase Bank, N.A.**

23.1	Consent of Sidley Austin LLP (included as part of its opinions filed as Exhibit 5.1, 8.1 and 99.2)****

23.2	Consent of Wilkinson, Carmody & Gilliam (included as part of its opinions filed as Exhibit 5.2 and 99.3)****

23.3	Consent of Liskow & Lewis, APLC (included as part of its opinion filed as Exhibit 8.2)**

23.4	Consent of the Independent Managers**

24.1	Power of Attorney of Southwestern Electric Power Company*

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of U.S. Bank Trust Company, National Association**

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

99.1	Financing Order***

99.2	Form of Opinion of Sidley Austin LLP with respect to U.S. constitutional matters***

99.3	Form of Opinion of Wilkinson, Carmody & Gilliam with respect to Louisiana constitutional matters**

107	Filing Fee Table**

*

Previously filed with the Registration Statement on Form SF-1 of Southwestern Electric Power Company and SWEPCO Storm Recovery Funding LLC (File Nos. 333-282250 and 333-282250-01) filed on September 20, 2024.

**

Previously filed with Amendment No. 1 to the Registration Statement on Form SF-1 of Southwestern Electric Power Company and SWEPCO Storm Recovery Funding LLC (File Nos. 333-282250 and 333-282250-01) filed on November 1, 2024.

***

Previously filed with Amendment No. 2 to the Registration Statement on Form SF-1 of Southwestern Electric Power Company and SWEPCO Storm Recovery Funding LLC (File Nos. 333-282250 and 333-282250-01) filed on November 5, 2024.

****

Previously filed with Amendment No. 3 to the Registration Statement on Form SF-1 of Southwestern Electric Power Company and SWEPCO Storm Recovery Funding LLC (File Nos. 333-282250 and 333-282250-01) filed on November 14, 2024.

*****	Filed herewith.

Pursuant to Item 601(a)(1)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.

Item 15.	Undertakings

The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue. The undersigned registrants hereby undertake that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrants hereby undertake to file an application for the purpose of determining the eligibility of the trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on the 2nd day of December, 2024.

SOUTHWESTERN ELECTRIC POWER COMPANY

/s/ Charles E. Zebula

Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

(i) Principal Executive Officer:

William J. Fehrman*	Chief Executive Officer	December 2, 2024

(ii) Principal Financial Officer:

/s/ Charles E. Zebula	Chief Financial Officer	December 2, 2024
Charles E. Zebula

(iii) Principal Accounting Officer:

/s/ Kate Sturgess	Chief Accounting Officer	December 2, 2024
Kate Sturgess

(iv) A Majority of the Directors:

William J. Fehrman*	Directors
David M. Feinberg*
D. Brett. Mattison*
Charles E. Zebula*

By*	/s/ Charles E. Zebula	December 2, 2024
Charles E. Zebula
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on the 2nd day of December, 2024.

SWEPCO STORM RECOVERY FUNDING LLC

By:	/s/ Charles E. Zebula
Name:	Charles E. Zebula
Title:	Manager

Pursuant to the requirements of the Securities Act of 1933, Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Charles E. Zebula	Manager	December 2, 2024
Charles E. Zebula

/s/ Matthew D. Fransen	Manager	December 2, 2024
Matthew D. Fransen

/s/ Noah K. Hollis	Manager	December 2, 2024
Noah K. Hollis

/s/ Sean Emerick	Independent Manager	December 2, 2024
Sean Emerick

/s/ William Bleier	Independent Manager	December 2, 2024
William Bleier